UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934
AMERICAN NATIONAL INSURANCE COMPANY
(Exact Name of Registrant as Specified in its Charter)

Texas	74-0484030
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
One Moody Plaza
Galveston, Texas 77550-7999
(Address of principal executive offices) (Zip code)
(409) 763-4661
Registrant’s telephone number, including area code
Copy to:
Gregory S. Garrison
Sean A. Monticello
Greer, Herz & Adams, L.L.P.
One Moody Plaza, 18th Floor
Galveston, Texas 77550-7990
(409) 797-3200
Securities to be Registered pursuant to Section 12(b) of the Act:

Title of each class Common Stock	Name of each exchange on which registered
($1.00 par value)	NASDAQ Stock Market LLC
Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐

EXPLANATORY COMMENT
American National Insurance Company $1.00 par value common stock is being registered because the NASDAQ Stock Market LLC has become a registered national securities exchange. The stock has not been previously registered because of the exemption for certain life insurance companies provided by 12(g)(2)(G) of the Securities Exchange Act of 1934. The stock has been listed on the NASDAQ Global Select Market.

AMERICAN NATIONAL INSURANCE COMPANY

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ITEM 1. BUSINESS
Company Overview
American National Insurance Company has more than 100 years of experience. We have maintained our home office in Galveston, Texas since our founding in 1905. Historically, our core business has been life insurance; however, we also offer individual and group health insurance and annuities, credit insurance, pension products, mutual funds, and property and casualty insurance for personal lines, agribusiness, and targeted commercial exposures. We provide personalized service to more than eight million policyholders throughout the United States, the District of Columbia, Puerto Rico, Guam, and American Samoa. Our total assets and stockholders’ equity as of December 31, 2008 were $18.4 billion and $3.1 billion, respectively.
In this document, we refer to American National Insurance Company, a Texas insurance company, and its subsidiaries, as the “Company,” “we,” “our,” and “us.”
Business Strategy
We are an insurance company with a vision to be a leading provider of financial products and services for current and future generations. For more than a century, we have maintained a conservative business approach and unique corporate culture. We have an unwavering commitment to serve agent, policyholder, and shareholder needs by providing excellent customer service and competitively priced and diversified products. We are committed to profitable growth, which enables us to remain financially strong. Acquisitions that are strategic and that offer synergies are considered, but they are not our primary source of growth. Rather, we invest in our distribution channels and markets to fuel internal growth.
We are committed to excellence and maintaining high ethical standards in all our business dealings. Disciplined adherence to our core values has allowed us to deliver consistently high levels of customer service through talented people, who are at the heart of our business.
Our Business Segments
Our family of companies includes five life insurance companies, eight property and casualty insurance companies, and numerous non-insurance subsidiaries. We operate the following five business segments:
•	Life;
•	Annuity;
•	Health;
•	Property and Casualty; and
•	Corporate and Other.
Revenues for the Life, Annuity, Health, and Property and Casualty segments come primarily from premiums collected on the insurance policies we write. Revenues in the Corporate and Other segment come from investment income on unallocated capital, interest on debt, earnings from various investment-related transactions, and the operations of several non-strategic lines of business. Financial information, including revenues, expenses and income and loss per segment is provided below in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Each of our five business segments is discussed further below.
Life Segment
A life insurance policy is an agreement between an insurance company and an individual. The typical life insurance contract provides that, in exchange for one or more premium payments, the insurance company promises to pay at the death of the insured (or at another determined time if earlier), a sum of money to the beneficiary.
We provide the following products under our Life segment:
•	Individual and group life insurance products, including universal life, variable universal life, whole life, and term life; and
•	Credit life insurance.
Universal Life. Universal life products provide insurance coverage on the same basis as variable life, except that premiums, and the resulting accumulated balances, are allocated only to our general account. Universal life products may allow the insured to increase or decrease the amount of death benefit coverage over the term of the contract and the owner to adjust the frequency and amount of premium payments. Universal life products are interest rate-sensitive. We credit premiums, net of insurance protection expenses and interest, at rates we determine, to an account maintained for the policyholder, subject to a specified minimum interest rate.
Variable Universal Life. Variable universal life products provide insurance coverage through a contract that gives the policyholder flexibility in investment choices and, depending on the product, in premium payments and coverage amounts. Most importantly, with variable life products, premiums and account balances can be directed by the policyholder into a variety of separate accounts or directed to our general account. In the separate accounts, the policyholder bears the entire risk of the investment results. We collect specified fees for the management of these various investment accounts and any net return is credited directly to the policyholder’s account. With some products, policyholders may have the advantage of guarantees that may protect the death benefit from adverse investment experience.
Whole Life. Whole life products provide a guaranteed benefit upon the death of the insured in return for the periodic payment of a fixed premium over a predetermined period. Premium payments may be required for the entire life of the contract period, to a specified age or period, or may be level or change in accordance with a predetermined schedule. Whole life insurance includes policies that provide a participation feature in the form of dividends. Policyholders may receive dividends in cash or apply them to increase death benefits, increase cash values available upon surrender, or reduce the premiums required to maintain the contract in-force. Because the use of dividends is specified by the policyholder, this group of products provides significant flexibility to individuals to tailor the product to suit their specific needs and circumstances, while at the same time providing guaranteed benefits. Whole life products are sometimes referred to as “ordinary life” products.
Term Life. Term life provides a guaranteed benefit upon the death of the insured for a specified time period in return for the periodic payment of premiums. Coverage periods typically range from one year to thirty years, but in no event are they longer than the period over which premiums are paid. Term insurance products are sometimes referred to as pure protection products because there are typically no savings or investment elements. Term contracts expire without value at the end of the coverage period.
Term life and whole life insurance are sometimes referred to as “traditional” life insurance products.
Credit Life Insurance. Credit insurance is sold in connection with a loan, a credit card, or other credit account and is designed to make payments to the lender for the borrower if the borrower is unable to make payments. Credit life insurance products pay off the borrower’s remaining debt on a loan or credit account if the borrower dies during the term of coverage.

Annuity Segment
A popular choice in retirement planning, an annuity is any type of periodic (generally monthly) payment made to an individual, called the annuitant. Payment options include lump sum, income for life, or income for a certain period of time.
We provide the following products under our Annuity segment, both to individuals and to institutional investors:
•	Variable annuities; and
•	Fixed annuities.
Variable Annuities. We offer variable annuities for both asset accumulation and asset distribution needs. Variable annuities allow the contract holder to make deposits into various investment accounts, as determined by the contract holder. The investment accounts are separate accounts, and risks associated with such investments are borne entirely by the contract holder. In certain variable annuity products, contract holders may also choose to allocate all or a portion of their account to our general account and are credited with interest at rates we determine, subject to certain minimums. In addition, contract holders may also elect minimum death benefits or enhanced death benefits under certain contracts, for which additional fees are charged.
Fixed Annuities. Fixed annuities are used for both asset accumulation and asset distribution needs. Fixed annuities do not allow the same investment flexibility provided by variable annuities, but they provide guarantees related to the preservation of principal and interest credited. Deposits made into immediate and deferred annuity contracts are allocated to our general account and are credited with interest at rates we determine, subject to certain minimums. For most contracts, credited interest rates are guaranteed not to change for certain limited periods of time, ranging from one to ten years. Fixed income annuities provide a guaranteed monthly income for a specified period of years and/or for the life of the annuitant. Our fixed annuity products include single premium immediate annuities and equity indexed annuities, among others.
Single Premium Immediate Annuity. A single premium immediate annuity is an annuity purchased by one premium payment, providing a periodic (usually monthly or annual) income payment to the owner of the annuity for a specified period, such as for the remainder of the annuitant’s life. Generally, once the payments of an immediate annuity have begun, the contract cannot be revised or cashed in, and there is no return of part or all of the original deposit. Annuity payments are usually fixed for the payment period, although they may increase at a predetermined rate, depending upon the terms of the particular contract.
Equity Indexed Annuity. Equity indexed annuities are usually deferred annuities, meaning that payment of the annuity is not scheduled to commence until a future date. With an equity indexed annuity, a minimum interest rate is credited at the rates required by state insurance law. Any additional interest credited is typically tied to the performance of a particular stock market index, such as the S&P 500. Crediting of the additional interest, however, may be limited by caps or participation rates prescribed by the particular product.
Health Segment
Health insurance provides coverage that protects against the loss of life, loss of earnings, or expenses incurred due to illness or injury.
We provide the following products under our Health segment:
•	Medicare supplement;
•	Supplemental insurance;

•	Hospital surgical;
•	Stop-loss; and
•	Credit disability.
Medicare Supplement. Medicare supplement insurance is a type of private health insurance policy designed to supplement or pick up the costs of certain medical services not covered by Medicare. It is also known as gap coverage or Medigap coverage.
Supplemental Insurance. Supplemental insurance is designed to provide supplemental coverage for specific events or illnesses, such as cancer, and accidental injury or death.
Hospital Surgical. Hospital surgical insurance covers major health expenses associated with hospitalization or surgery.
Stop-Loss. Stop-loss coverage is used by employers to limit their exposure under self-insurance medical plans. There are two coverage types available, which are usually offered concurrently:
Specific Stop-Loss. Specific stop loss coverage is initiated when claims for an individual reach the threshold selected by the employer. After the threshold is reached, a stop-loss policy reimburses claims paid by the employer up to the lifetime limit per individual.
Aggregate Stop-Loss. Aggregate stop-loss coverage is designed to reimburse the employer once the group’s total paid claims reach the stipulated threshold.
Credit Disability. Credit disability (also called credit accident and health) insurance pays a limited number of monthly payments on a loan or credit account if the borrower becomes disabled during the term of coverage.
Property and Casualty Segment
Property insurance provides protection against loss or damage to real or personal property due to fire, windstorm, flood, hail, and other covered perils. Casualty insurance provides coverage for legal liabilities resulting from bodily injury or property damage resulting from an accident caused by the insured.
We provide the following products under our Property and Casualty segment:
•	Auto insurance;
•	Homeowners insurance;
•	Agribusiness and commercial insurance; and
•	Credit property and casualty insurance.
Auto Insurance. Auto insurance provides coverage for specific risks involved in owning and operating an automobile, such as bodily injury, property damage (both to the insured’s car and to the car of the other driver, if the loss results from collision), fire, theft and vandalism.
Homeowners Insurance. Homeowners insurance provides coverage that protects the insured’s property against loss from theft, liability, and most common disasters.
Agribusiness and Commercial Insurance. Agribusiness and commercial insurance can encompass property coverage, liability coverage, commercial automobile coverage, workers’ compensation coverage, and umbrella coverage tailored for a farm, ranch or other agricultural business operations, contractors, and targeted businesses within the rural and suburban markets.

Credit Property and Casualty Insurance. Through our Property and Casualty segment, we offer the following credit insurance products:
•	Credit involuntary unemployment insurance, which pays a limited number of monthly payments on a loan or credit account if the borrower becomes involuntarily unemployed during the term of coverage; and
•	Credit property insurance, which pays an amount sufficient to pay off the entire debt on a piece of property serving as collateral for the loan if the property is lost or damaged.
Corporate and Other Segment
Our Corporate and Other segment encompasses primarily our invested assets that are not used to support our insurance activities. It also includes our non-insurance businesses, which consist primarily of mutual fund and investment advisory products and services. This segment provides investment services to each of our other segments and to our non-insurance business. Our invested assets include common and preferred stocks, bonds, commercial real estate and mortgages, and participations in private equity funds.
Through our registered investment adviser and broker-dealer subsidiary, we also provide mutual fund products through our Corporate and Other segment. A mutual fund is a registered investment company with an investment manager that manages a pool of money invested for its shareholders in a variety of instruments, such as stocks, bonds, or government securities, depending on the objectives of the particular mutual fund.
Our Marketing Channels
We conduct our sales operations through six marketing channels. Product distribution is aligned to satisfy specific target markets in such a way that channel conflict is minimized and key brand identities are maintained. Whenever possible, products are cross-sold by multiple marketing channels to maximize product offerings and return on investment in products and distribution.
Our six marketing channels are:
•	Independent Marketing Group;
•	Career Sales & Services Division;
•	Multiple Line;
•	Health/Senior Age Marketing Division;
•	Direct Marketing; and
•	Credit Insurance Division.

The following table illustrates our marketing channels:

Primary Means of
Segment	Marketing Channel	Companies	Distribution

Life	Independent Marketing Group; Multiple Line; Career Sales & Service Division; Health/Senior Age Marketing Division; Direct Marketing; Credit Insurance Division	American National Insurance Company;
Farm Family Life Insurance Company;
Garden State Life Insurance Company;
Standard Life and Accident Insurance Company;
American National Life Insurance Company of
		Texas	Independent agents; Employee agents; Dedicated agents; Internet, mail, print and broadcast media; General agents

Annuity	Independent Marketing Group; Multiple Line; Career Sales & Service Division; Health/Senior Age Marketing Division	American National Insurance Company; Standard Life and Accident Insurance Company	Independent agents; Employee agents; Exclusive agents

Property	Multiple Line;	American National Insurance Company;	Multiple Line:
and Casualty	Credit Insurance Division	The American National Property and Casualty Companies; The Farm Family Companies	Exclusive agents and General agents; Credit Insurance Division:
Independent agents

Health	Career Sales & Service Division; Health/Senior Age Marketing Division; Credit Insurance Division	American National Insurance Company; Standard Life and Accident Insurance Company; American National Life Insurance Company of Texas	Employee agents; Exclusive agents; Independent agents; Managing general underwriters
Financial information, including revenues, expenses, income and loss, and total assets by segment, is provided in Management’s Discussion and Analysis — Results of Operations and Related Information by Segment. Additional information regarding business segments may be found in Management’s Discussion and Analysis and the notes to the consolidated financial statements.
Independent Marketing Group
Independent Marketing Group distributes life insurance and annuities through independent agents, focusing on a higher-income and affluent marketplace, as well as targeted niche markets such as the small pension plan arena. Independent Marketing Group provides products, service, and concepts to clients in need of wealth protection, accumulation, distribution, and transfer. Independent Marketing Group markets through financial institutions, large marketing organizations, employee benefit firms, broker-dealers, and independent insurance agents and brokers.
Career Sales & Service Division
Career Sales & Service Division distributes life insurance, annuities, and limited benefit health insurance products through exclusive employee agents. Career Sales & Service Division primarily serves the lower- to middle-income marketplace.
Multiple Line
Primarily through its Multiple Line exclusive agents, Multiple Line offers a combination of life insurance, annuities, mutual funds, financial services, and property and casualty insurance for personal lines, agribusiness, and targeted commercial exposures. Multiple Line is committed to remain an industry leader in tri-line sales (sales of homeowners, auto, and life insurance). Policyholders can do business with a single agent, a concept that has been identified as an important driver to client satisfaction. Multiple Line primarily serves middle and higher income individuals.
Health/Senior Age Marketing Division
The Health/Senior Age Marketing Division, through independent agents and managing general underwriters, primarily serves the needs of middle income seniors and individuals preparing for retirement. Although the Health/Senior Age Marketing Division offers an array of life insurance, health insurance, and annuity products for this growing segment of the population, including group life products, limited benefit group health insurance products, and health reinsurance, it remains committed to traditional Medicare Supplement products. The Health/Senior Age Marketing Division is also responsible for the administration and management of all health insurance products sold by other marketing channels.
Direct Marketing
Direct Marketing focuses on individuals who favor purchasing insurance directly from insurance companies. Direct Marketing offers life insurance products through the Internet, mail, print, and broadcast media, primarily directed at middle and upper income customers.
Credit Insurance Division
The Credit Insurance Division offers products that provide protection against specific unpaid debt in the event of loss due to death or disability, or in the event of a loss of “ability to repay,” such as involuntary unemployment or untimely loss of collateral. Distribution includes general agents who market to financial institutions, automobile dealers, and furniture dealers. These general agents are given non-exclusive authority to solicit insurance within a specified geographic area and to appoint and supervise subagents.
Policyholder Liabilities
We establish, and carry as liabilities, actuarially determined amounts that are calculated to meet our policy obligations when an annuitant takes income, a policy matures or surrenders, an insured dies or becomes disabled, or upon the occurrence of other covered events. We compute the amounts for actuarial liabilities reported in our consolidated financial statements in conformity with generally accepted accounting principles, or GAAP, in the United States of America, and in accordance with standards of practice of the American Academy of Actuaries.
We establish actuarial liabilities for future policy benefits (associated with base policies and riders, unearned mortality charges and future disability benefits), for other policyholder liabilities (associated with unearned revenues and claims payable) and for unearned revenue (the unamortized portion of front-end loads charged). We also establish liabilities for unpaid claims and unpaid claim expenses. In addition, we establish liabilities for minimum death benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies.
Pursuant to state insurance laws, we establish statutory reserves, reported as liabilities, to meet our obligations on our respective policies. These statutory reserves are established in amounts sufficient to meet policy and contract obligations, when taken together with expected future premiums and interest at assumed rates. Statutory reserves generally differ from actuarial liabilities for future policy benefits determined using GAAP.
Due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of our actuarial liabilities, we cannot precisely determine the amounts we will ultimately pay with respect to these actuarial liabilities, and the ultimate amounts may vary from the estimated amounts, particularly when payments may not occur until well into the future.
However, we believe our actuarial liabilities for future benefits are adequate to cover the ultimate benefits required to be paid to policyholders. We periodically review our estimates of actuarial liabilities for future benefits and compare them with our actual experience. We revise estimates, to the extent permitted or required under GAAP, if we determine that future expected experience differs from assumptions used in the development of actuarial liabilities.
Additional information regarding reserves may be found in Management’s Discussion and Analysis — Critical Accounting Estimates — Reserves.
Risk Management
Our Asset/Liability Management Committee, under the direction of the Chief Corporate Risk Management Officer, monitors the level of risk to which we are exposed in managing our assets and liabilities in order to attain the desired risk-return profile. Other committees throughout our organization have been established to proactively manage policies in force to maintain profitability in an ever-changing economic environment. A significant aspect of this risk management involves our managing the link between the characteristics of our investments and the anticipated policy obligations and liabilities, a process commonly referred to as asset/liability management. Among other things, this includes maintaining adequate reserves, monitoring claims and persistency experience, managing interest rate spreads, and protecting against disintermediation risk for life insurance and annuity products, as well as managing exposure concentrations, deductibles, and reinsurance for property and casualty products. Disintermediation risk refers to the risk that interest rates will rise, and policy loans and surrenders will increase, or that maturing policies will not renew at anticipated rates of renewal. This risk manifests itself when policyholders move their assets into new products offering higher rates, and we may have to sell assets earlier than anticipated to pay for these withdrawals.
Our life insurance and annuity product designs, underwriting standards, and risk management techniques are utilized to protect against disintermediation risk and greater than expected mortality, persistency and morbidity risks. We strive to mitigate disintermediation risk through the use of surrender charges, certain provisions prohibiting the surrender of a policy, and market value adjustment features. Investment guidelines, including duration targets, asset allocation tolerances, and return objectives, help to ensure that disintermediation risk is managed within the constraints of profitability criteria. Prudent underwriting is applied to select and price insurance risks, and we regularly monitor claims experience relative to our product pricing assumptions. Implementation of disciplined claims management serves to further protect against fraudulent and unjustified claims activity.
We also manage risk by following the industry practice of reinsuring portions of our insurance risks. Our policyholders buy insurance from us to reduce the financial impact of losses they may suffer. In turn, we purchase reinsurance to limit the financial impact of policyholder losses and our exposure to catastrophic events.
We purchase reinsurance from several providers and are not dependent on any single reinsurer. We believe the reinsurance providers from which we purchase are reputable and financially secure carriers. Reinsurance does not eliminate our liability to pay our policyholders, and we remain primarily liable to our policyholders for the risks we insure.
Additional information regarding our use of reinsurance may be found in Management’s Discussion and Analysis — Critical Accounting Estimates — Reinsurance Recoverable.
Pricing
We establish premium rates for our life and health insurance products using assumptions as to future mortality, morbidity, persistency, and expenses, all of which are generally based on our experience, industry data, and projected investment earnings. Premium rates for property and casualty insurance are influenced by many factors, including the frequency and severity of claims, state regulation and legislation, competition, general business and economic conditions, including market rates of interest, inflation, expense levels, and judicial decisions. In addition, many state regulators require consideration of investment income when approving or setting property and casualty rates, which reduces underwriting margins. Profitability is affected to the extent actual experience deviates from the assumptions made in pricing and to the extent investment income varies from that which is required for policy reserves.

Collections for certain annuity and life products are not recognized as revenues but are added to policyholder account values. Revenues from these products are derived from charges to the account balances for insurance risk and administrative costs. Profits are earned to the extent these revenues exceed actual costs. Profits are also earned from investment income on the deposits invested in excess of the amounts credited to policyholder accounts.
Premiums for Medicare Supplement and other accident and health policies must take into account the rising costs of medical care. The annual rate of medical cost inflation has historically been higher than the general rate of inflation, necessitating frequent rate increases, most of which are subject to approval by state regulatory agencies.
Competition
We compete principally on the basis of the scope of our distribution systems, the breadth of our product offerings, reputation, marketing expertise and support, our financial strength and ratings, our product features and prices, customer service, claims handling, and in the case of producers, compensation. The market for insurance, retirement and investment products continues to be highly fragmented and competitive. We compete with thousands of domestic and foreign insurance companies, many of which offer one or more similar products. In addition, because many of our products include a savings or investment component, our competition includes domestic and foreign securities firms, investment advisors, mutual funds, banks and other financial institutions. Our subsidiary investment advisor, as well as the mutual funds it manages, are in direct competition with such institutions.
Several competing insurance carriers have brands that are more commonly known and spend significantly more on advertising than we do. We remain competitive with these commonly known brands by relying on our abilities to manage costs, provide attractive coverage and service, maintain positive relationships with our agents, and maintain the strength of our financial ratings. Rather than focusing our advertising efforts nationally, we support advertising in the local markets in which our agents live and work.
Our Ratings
Insurer financial strength ratings reflect current independent opinions of rating agencies regarding the financial capacity of an insurance company to meet the obligations of its insurance policies and contracts in accordance with their terms. They are based on comprehensive quantitative and qualitative evaluations of a company and its management strategy. The rating agencies do not provide ratings as a recommendation to purchase insurance or annuities, nor are they a warranty of an insurer’s current or future ability to meet its contractual obligations. Ratings may be changed, suspended, or withdrawn at any time.
Our insurer financial strength ratings from two of the most widely referenced rating organizations as of the date of this filing are as follows:
•	A.M. Best Company: A+ (Superior)(1)
•	Standard & Poor’s: AA- (Very Strong)(2)

(1)	A.M. Best’s active company rating scale consists of thirteen ratings ranging from A++ (Superior) to D (poor). A+ is the second highest of such thirteen ratings and represents companies’ “superior ability to meet their ongoing obligations to policyholders.”

(2)	Standard & Poor’s active company rating scale ranges from AAA (Extremely Strong) to CC (Extremely Weak). Plus (+) or Minus (-) modifiers show the relative standing within the categories from AA to CCC. A rating of AA is in the “very strong” category and represents “very strong financial security characteristics, differing only slightly from those rated higher.” AA- is the fourth highest of twenty active company ratings.
Regulation
We are subject to extensive regulation, primarily at the state level. The method, extent, and substance of such regulation varies by state but generally has its source in statutes that establish standards and requirements for conducting the business of insurance and that delegate regulatory authority to a state regulatory agency. These rules have a substantial effect on our business and relate to a wide variety of matters including insurance company licensing and examination, agent and adjuster licensing, price setting, trade practices, policy forms, accounting methods, the nature and amount of investments, claims practices, participation in shared markets and guaranty funds, reserve adequacy, insurer solvency, transactions with affiliates, the payment of dividends, and underwriting standards. Some of these matters are discussed in more detail below. For a discussion of statutory surplus information, see Note 13 to the Consolidated Financial Statements.
Limitations on Dividends By Insurance Subsidiaries. Dividends paid from subsidiary insurance companies represent one source of cash for us. The ability of various of our insurance company subsidiaries to pay dividends is restricted by state law and impacted by federal income tax considerations.
Holding Company Regulation. Our family of companies constitutes an insurance holding company system that is subject to regulation throughout the jurisdictions in which our insurance companies do business. In the U.S., our insurance companies are organized under the insurance codes of Texas, Missouri, Oklahoma, New York, Louisiana, and California. Generally, the insurance codes in these states require advance notice to, or in some cases approval by, state insurance regulators prior to certain transactions between insurance companies and other entities within their holding company system. Such requirements may deter or delay certain transactions considered desirable by management.
Price Regulation. Nearly all states have insurance laws requiring personal property and casualty and health insurers to file price schedules, policy or coverage forms, and other information with the state’s regulatory authority. In many cases, such price schedules, policy forms or both must be approved prior to use. While they vary from state to state, the objectives of these pricing laws are generally the same: a price cannot be excessive, inadequate or unfairly discriminatory. Prohibitions on discriminatory pricing apply in the context of life insurance as well. The speed with which an insurer can change prices in response to competition or in response to increasing costs depends, in part, on the nature of the applicable pricing law.
An insurer’s ability to adjust its prices in response to competition or increasing costs is often dependent on an insurer’s ability to demonstrate to the regulator that its pricing or proposed pricing meets the requirements of the pricing laws. In those states that significantly restrict an insurer’s discretion in selecting the business that it wants to underwrite, an insurer can manage its risk of loss by charging a price that reflects the cost and expense of providing the insurance. In those states that significantly restrict an insurer’s ability to charge a price that reflects the cost and expense of providing the insurance, the insurer can manage its risk of loss by being more selective in the type of business it offers. When a state significantly restricts both underwriting and pricing, it becomes more difficult for an insurer to maintain its profitability. These kinds of pricing restrictions can impact our ability to market products to residents of such states.
Changes in our claim settlement process may require us to actuarially adjust loss information used in our pricing process. Some state insurance regulatory authorities may not approve price increases that give full effect to these adjustments.
From time to time, the private passenger auto insurance industry comes under pressure from state regulators, legislators and special interest groups to reduce, freeze or set prices at levels that do not correspond with our analysis of underlying costs and expenses. Homeowners insurance comes under similar pressure, particularly as regulators in states subject to high levels of catastrophe losses struggle to identify an acceptable methodology to price for catastrophe exposure. We expect this kind of pressure to persist. In addition, our use of insurance scoring based on credit report information for underwriting and pricing regularly comes under attack by regulators, legislators and special interest groups in various states. The result could be legislation or regulation that adversely affects our profitability. We cannot predict the impact on our business of possible future legislative and regulatory measures regarding pricing.
Involuntary Markets. As a condition of maintaining our licenses to write personal property and casualty insurance in various states, we are required to participate in assigned risk plans, reinsurance facilities, and joint underwriting associations that provide various types of insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers. Underwriting results related to these arrangements, which tend to be adverse, have been immaterial to our results of operations.

Guaranty Funds. Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, in order to cover certain obligations of insolvent insurance companies.
Investment Regulation. Our insurance companies are subject to regulations that require investment portfolio diversification and that limit the amount of investment in certain categories of assets. Failure to comply with these rules leads to the treatment of non-conforming investments as non-admitted assets for purposes of measuring statutory surplus. Further, in some instances, these rules require divestiture of non-conforming investments. As of December 31, 2008, the investment portfolios of our insurance companies complied with such laws and regulations in all material respects.
Exiting Geographic Markets; Canceling and Non-Renewing Policies. Most states regulate an insurer’s ability to exit a market. For example, states limit, to varying degrees, an insurer’s ability to cancel and non-renew policies. Some states prohibit an insurer from withdrawing one or more types of insurance business from the state, except pursuant to a plan that is approved by the state insurance department. Regulations that limit cancellation and non-renewal and that subject withdrawal plans to prior approval requirements could restrict our ability to exit unprofitable markets.
Variable Life Insurance and Variable Annuities. The sale and administration of variable life insurance and variable annuities are subject to extensive regulatory oversight at the federal and state level, including regulation and supervision by the Securities and Exchange Commission (the “SEC”) and the Financial Industry Regulatory Authority (“FINRA”). Our variable annuity contracts and variable life insurance policies are issued through separate accounts that are registered with the SEC as investment companies under the Investment Company Act of 1940. Each registered separate account is generally divided into sub-accounts, each of which invests in an underlying mutual fund that is itself a registered investment company under such act. In addition, the variable annuity contracts and variable life insurance policies issued by the separate accounts are registered with the SEC under the Securities Act of 1933. Federal and state regulatory authorities and FINRA from time to time make inquiries and conduct examinations regarding our compliance with securities and other laws and regulations. We cooperate with such inquiries and examinations and take corrective action when warranted.
Broker-Dealer, Investment Adviser and Investment Companies. Our subsidiary Securities Management and Research, Inc. is registered with the SEC as a broker-dealer under the Securities and Exchange Act of 1934 and a registered investment adviser under the Investment Advisers Act of 1940. Such company and the registered investment companies that it advises are subject to extensive regulation and supervision by the SEC, FINRA, and/or, in some cases, state securities administrators.
Privacy Regulation. Federal laws, such as the Gramm-Leach-Bliley Act, and the laws of some states require us to protect the security and confidentiality of certain customer information and to notify customers about our policies and practices relating to collection and disclosure of customer information and our policies relating to protecting the security and confidentiality of that information. Federal law and the laws of some states also regulate disclosures of customer information. Furthermore, state and federal laws, such as the federal Health Insurance Portability and Accountability Act, regulate our use and disclosure of certain personal health information. Congress, state legislatures and regulatory authorities are expected to consider additional regulation relating to privacy and other aspects of customer information.
Environmental Considerations. As an owner and operator of real property, we are subject to extensive federal, state and local environmental laws and regulations. Inherent in such ownership and operation is also the risk that there may be potential environmental liabilities and costs in connection with any required remediation of such properties. In addition, we hold equity interests in companies that could potentially be subject to environmental liabilities. We routinely have environmental assessments performed with respect to real estate being acquired for investment and real property to be acquired through foreclosure. We cannot provide assurance that unexpected environmental liabilities will not arise. However, based on information currently available to management, management believes that any costs associated with compliance with environmental laws and regulations or any remediation of such properties will not have a material adverse effect on our business, results of operations or financial condition.

Employees
As of December 31, 2008, we had approximately 3,160 employees, of which approximately 1,300 are employed in our Galveston, Texas home office. We consider our employee relations to be good.
ITEM 1A. RISK FACTORS
The following describes our most significant risks:
Difficult conditions in the economy generally may materially adversely affect our business and results of operations, and these conditions may not improve in the near future.
Our results of operations are materially affected by conditions in the economy in both the U.S. and elsewhere. The stress experienced by global capital markets that began in the second half of 2007 continued and substantially increased during 2008. Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market, and a declining real estate market in the U.S. have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, and increased unemployment, have precipitated a recession.
Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, ultimately, the amount and profitability of our business. In an economic downturn characterized by higher unemployment, declining consumer confidence, lower family income, increased defaults on mortgages and consumer loans, lower corporate earnings, lower business investment and lower consumer spending, the demand for our insurance and financial products could be adversely affected. Such negative economic factors may also affect our ability to receive the appropriate rate for the risks we insure with our policyholders and annuity contract holders. In an economic downturn, our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether, resulting in an elevated incidence of lapses or surrenders of policies. Our individual protection life insurance markets, particularly our Career Sales & Service Division and our Multiple Line distribution channels, which serve primarily the lower and middle income markets, respectively, face competition from alternative uses of the customer’s disposable income. All of these outcomes could affect earnings negatively and could have a material adverse effect on our business, results of operations and financial condition.
The current mortgage crisis also has raised the possibility of future legislative and regulatory actions in addition to the recent enactment of the Emergency Economic Stabilization Act of 2008 that could further impact our business. We cannot predict whether or when such actions may occur, or what impact, if any, such actions could have on our business, results of operations and financial condition.
The Internal Revenue Code may be changed to address the fiscal challenges currently faced by the federal government. These changes could include changes to the taxation of life insurance, annuities, mutual funds, retirement savings plans, and other investment alternatives offered by us. Such changes could have an adverse impact on the desirability of some of our products.
Differences between risk assumptions used to price our products and actual experience could materially affect our profitability.
Our product pricing includes long-term assumptions regarding investment returns, mortality, morbidity (the rate of incidence of illness), persistency (the rate at which our policies remain in force), and operating costs and expenses of our business. The profitability of our business substantially depends on the extent to which our actual experience is consistent with the assumptions we use to price our products. If we fail to appropriately price the risks we insure, or if our claims experience is more severe than our underlying risk assumptions, our profit margins could be negatively affected. Any potentially overpriced risks could negatively impact new business growth and retention of existing business.

Increased claims activity resulting from catastrophic events, whether natural or man-made, may result in significant losses.
We experience increased claims activity when catastrophic events impact geographic locations in which our policyholders live or do business. Catastrophes can be caused by natural events, such as hurricanes, tornadoes, wildfires, earthquakes, snow, hail and windstorms, or other factors, such as terrorism, riots, hazardous material releases, or utility outages. Our life and health insurance operations are additionally exposed to the risk of catastrophic mortality or illness, such as a pandemic, an outbreak of an easily communicable disease, or another event that causes a large number of deaths or high morbidity. Significant influenza pandemics have occurred three times in the last century, but neither the likelihood, timing, nor the severity of a future pandemic can be predicted. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the severity of such a catastrophe could have a material impact on the losses experienced by us.
We cannot accurately predict catastrophes, or the number and type of catastrophic events that will affect us. As a result, our operating and financial results may vary significantly from one period to the next. While we anticipate and plan for catastrophe losses, there can be no assurance that our financial results will not be adversely affected by our exposure to losses arising from catastrophic events in the future that exceed our assumptions.
In addition, the extent of our losses in connection with catastrophic events is a function of the severity of the event and the total amount of policyholder exposure in the affected area. Where we have geographic concentrations of policyholders, such as in our group insurance operations, a single catastrophe (such as an earthquake) or destructive weather trend affecting a region may have a significant impact on our financial condition and results of operations.
As an insurance company, we face a significant risk of litigation and regulatory investigations which may result in significant financial losses, harm our reputation, and prevent us from implementing our business strategy.
We face a significant risk of litigation and regulatory investigations in the ordinary course of operating our business, including the risk of class action lawsuits. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we operate. In connection with our insurance operations, plaintiffs’ lawyers may bring lawsuits, including class actions, alleging, among other things, issues relating to sales or underwriting practices, claims payments and procedures, product design, disclosure, administration, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits, and breaches of fiduciary or other duties to customers. Plaintiffs in class action suits and other types of lawsuits may seek very large or indeterminate amounts, including punitive and treble damages. The damages claimed and the amount of any probable and estimable liability, if any, may remain unknown for substantial periods of time and could result in a material adverse effect on our business, financial condition, results of operation and reputation.
The insurance industry has become the focus of increased scrutiny by regulatory and law enforcement authorities. This scrutiny includes the commencement of investigations and other proceedings relating to allegations of improper conduct in connection with the payment of, and disclosure with respect to, contingent commissions paid by insurance companies to intermediaries, the solicitation and provision of fictitious or inflated quotes, the use of inducements in the sale of insurance products, the issuance of refunds of unearned premiums upon termination of credit insurance, the accounting treatment for finite insurance and reinsurance or other non-traditional or loss mitigation insurance and reinsurance products, and, generally, the marketing of products. One possible result of these investigations and attendant lawsuits is that many insurance industry practices and customs may change. Such changes could adversely affect our ability to implement our business strategy.
In addition, increased regulatory scrutiny and any resulting investigations or proceedings could result in new legal actions and precedents and industry-wide regulations that could adversely affect our business, financial condition, and results of operations and could impact our ability to offer certain products.

The determination of the amount of allowances and impairments taken on our investments and the valuation allowance on the deferred income tax asset are judgmental and could materially impact our results of operations or financial position.
The determination of the amount of allowances and impairments vary by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised. Furthermore, additional impairments may need to be taken or allowances provided for in the future. Historical trends may not be indicative of future impairments or allowances.
For debt and equity securities not subject to Emerging Issues Task Force Issue (EITF) No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, as amended by FASB Staff Position (FSP) EITF 99-20-1 (EITF 99-20), an other-than-temporary impairment charge is taken when we do not have the ability and intent to hold the security until the forecasted recovery or based on the probability that we may not be able to receive all contractual payments when due. Debt securities accounted for under EITF 99-20 may experience other-than-temporary impairment in future periods in the event an adverse change in cash flows is anticipated or probable. Furthermore, equity securities may experience other-than-temporary impairment in the future based on the prospects for recovery in value in a reasonable period.
Many criteria are considered during this process including, but not limited to, our ability and intent to hold the investment for a period of time sufficient to allow for an anticipated recovery in value; the expected recoverability of principal and interest; the length of time and extent to which the fair value has been less than amortized cost for fixed income securities or less than cost for equity securities; the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry conditions and trends and implications of rating agency actions and offering prices; and the specific reasons that a security is in a significant unrealized loss position, including market conditions, which could affect liquidity. Other-than-temporary impairment losses result in a reduction to the cost basis of the underlying investment.
Deterioration in the public debt and equity markets could lead to additional investment losses.
The prolonged and severe disruptions in the public debt and equity markets, including among other things, widening of credit spreads, bankruptcies and government intervention in a number of large financial institutions, have resulted in significant realized and unrealized losses in our investment portfolio. For the year ended December 31, 2008, we incurred substantial realized and unrealized investment losses, as described in the “Investments” section of Management’s Discussion and Analysis, included below. Subsequent to December 31, 2008, through the date of this report, conditions in the public debt and equity markets have continued to deteriorate, and pricing levels have continued to decline. As a result, depending on market conditions, we could incur substantial additional realized and unrealized losses in future periods, which could have a material adverse impact on our results of operations, equity, business, and insurer financial strength.
Our future results are dependent in part on our ability to successfully operate in insurance, annuity and investment product industries that are highly competitive.
The insurance, annuity and investment product industries are highly competitive. The product development and product life-cycles have shortened in many product segments, leading to more intense competition with respect to product features. In addition, many of our competitors have well-established national reputations and market similar products. Competition for customers and agents has led to increased marketing and advertising by our competitors, varied agent compensation structures, as well as the introduction of new insurance products and aggressive pricing. We also compete for customers’ funds with a variety of investment products offered by financial services companies other than insurance companies, such as banks, investment advisors, mutual fund companies and other financial institutions. Moreover, the ability of banks to be affiliates of insurers may have a material adverse effect on all of our product lines by substantially increasing the number, size and financial strength of potential competitors. If we cannot effectively respond to increased competition for the business of our current and prospective customers, we may not be able to grow our business or we may lose market share. In addition, if we fail to maintain our discipline in pricing and underwriting in the face of this competition, our underwriting profits may be adversely affected.
Furthermore, certain competitors operate using a mutual insurance company structure, which means generally every policyholder has voting rights in addition to their rights as a policyholder. Therefore, such companies may have dissimilar profitability and return targets.
We may be unable to attract and retain sales representatives and third-party independent agents for our products.
We must attract and retain productive sales representatives and third-party independent agents to sell our insurance, annuity and investment products. Strong competition exists among insurers for producers with demonstrated ability. We compete with other insurers for producers primarily on the basis of our financial position, stable ownership, support services, compensation, and product features. We continue to undertake several initiatives to grow our agency force while continuing to enhance the efficiency and production of our existing sales force. We cannot provide assurance that these initiatives will succeed in attracting and retaining new sales representatives and agents. Sales of individual insurance, annuities and investment products, and our results of operations and financial condition could be materially adversely affected if we are unsuccessful in attracting and retaining sales representatives and agents.
In choosing an insurance provider, an agent may consider ease-of-doing business, reputation, price of product, customer service, claims handling, and the insurer’s compensation structure. We may be unable to compete with insurers that adopt more aggressive pricing policies or compensation structures, insurers that offer a broader array of products, or that offer policies similar to ours at lower prices or as part of a package of products, or insurers that have extensive promotional and advertising campaigns. Even though we may establish a contractual relationship with an agent on a short-term basis, there is no certainty that such business arrangement will be continued on a longer-term basis.
In addition, certain products are distributed under agreements with companies that are not affiliated with us. Termination of one or more of these agreements could have a detrimental effect on our operations and financial condition.
Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk, which could negatively affect our business.
Management of operational, legal, and regulatory risks requires, among other things, policies and procedures to record and verify a large number of transactions and events. We have devoted significant resources to develop risk management policies and procedures, and we expect to continue to do so. Nonetheless, these policies and procedures may not be fully effective. Many of our methods for managing risk and exposures are based upon the use of observed historical market behavior or statistics premised on historical models. As a result, these methods may not accurately predict future exposures, which could be significantly greater than historical measures indicate. Other risk management methods depend upon the evaluation of information that is publicly available or otherwise accessible regarding markets, clients, catastrophe occurrence, or other matters. This information may not always be accurate, complete, up-to-date or properly evaluated. See “Quantitative and Qualitative Disclosures About Market Risk” in Management’s Discussion and Analysis below.
Reinsurance may not be available, affordable or adequate to protect us against losses.
As part of our overall risk management strategy, we purchase reinsurance for certain risks underwritten by our business segments. Market conditions beyond our control determine the availability and cost of reinsurance protection for new business. In certain circumstances, the price of reinsurance for business already reinsured may also increase. Any decrease in the amount of reinsurance will increase our risk of loss, and any increase in the cost of reinsurance will, absent a decrease in the amount of reinsurance, reduce our earnings. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue.

Emerging claim and coverage issues could negatively impact our business.
As insurance industry practices and legal, judicial, social, and other conditions outside of our control change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by extending coverage beyond our underwriting intent or increasing the type, number, or size of claims. Such emerging claims and coverage issues include (i) evolving theories of liability and judicial decisions expanding the interpretation of our policy provisions, thereby increasing the amount of damages for which we are liable, and (ii) a growing trend of plaintiffs targeting insurers in purported class action litigation relating to claims handling and other practices in the insurance industry. The effects of these and other related unforeseen emerging issues are extremely hard to predict and could harm our business and adversely affect our operating results and financial condition.
Our financial results may be adversely affected by the cyclical nature of the property and casualty business in which we participate.
The property and casualty insurance market is traditionally cyclical, experiencing periods characterized by relatively high levels of price competition, less restrictive underwriting standards, and relatively low premium rates, followed by periods of relatively low levels of competition, more selective underwriting standards, and relatively high premium rates. We are currently operating in a period characterized by significant price competition, which may reduce our margins. While both types of periods pose challenges to us, if we were to relax our underwriting standards or pricing in response to the competitive market, a period of increased claims activity could adversely affect our financial condition and results of operations.
Inflationary pressures on medical care costs, auto parts and repair, construction costs, and other economic factors may increase the amount we pay for claims and negatively affect our underwriting results.
Rising medical costs require us to make higher payouts in connection with health insurance claims and claims of bodily injury under our property and casualty and healthcare policies. Likewise, increases in costs for auto parts and repair services, construction costs, and commodities result in higher loss costs for property damage claims. Thus, inflationary pressures could increase the cost of claims. These inflationary pressures may require us to increase our reserves. Our potential inability to adjust pricing for our products to account for cost increases or find other offsetting supply chain and business efficiencies may negatively impact our underwriting profit and financial results.
Interest rate fluctuations and other events may require us to accelerate the amortization of deferred policy acquisition costs (“DAC”), which could adversely affect our consolidated financial condition and results of operations.
DAC represents the costs that vary with and are related primarily to the acquisition of new and renewal insurance and annuity contracts. When interest rates rise, surrenders of policies and withdrawals of life insurance policies and annuity contracts may increase as policyholders seek to buy products with higher or perceived higher returns in exchange for the surrender or withdrawal, requiring us to accelerate the amortization of DAC. To the extent such amortization exceeds surrender or other charges earned as income upon surrender and withdrawals of certain life insurance policies and annuity contracts, our results of operations could be negatively affected.
The rate of amortization of DAC is also contingent upon profitability of the business. Typically, estimated lower levels of profitability require a higher rate of acceleration for DAC amortization; in contrast, estimated higher levels of profitability require a lower rate of acceleration for DAC amortization. DAC for both insurance-oriented and investment-oriented products is reviewed for recoverability, which involves estimating the future profitability of current business. This review involves significant management judgment. If the actual emergence of future profitability were to be substantially lower than estimated, we could be required to accelerate DAC amortization, and such acceleration could adversely affect our results of operations. See also Management’s Discussion and Analysis — Critical Accounting Estimates and Notes 2 and 6 to the Consolidated Financial Statements.

Changes in market interest rates may lead to a significant decrease in the sales and profitability of our spread-based products.
Some of our products, principally interest sensitive life insurance and fixed annuities, expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the amounts that we are required to pay under the contracts and the rate of return we are able to earn on the underlying investment intended to support obligations under such contracts. This “spread” is a key component of our net income.
Our ability to manage our investment margin for spread-based products is dependent upon maintaining profitable spreads between investment yields and interest crediting rates. When market interest rates decrease or remain at relatively low levels, proceeds from investments that have matured or that have been prepaid or sold may be reinvested at lower yields, reducing investment margin. Lower rates in such an environment can offset decreases in investment yield on some products; however, these changes could be limited by market conditions and regulatory or contractual minimum rate guarantees. Moreover, the new rates may not match the timing or magnitude of changes in asset yields. Furthermore, decreases in the rates offered on products could make those products less attractive, leading to lower sales and/or changes in the level of surrenders and withdrawals for these products. Non-parallel shifts in interest rates, such as increases in short-term rates without accompanying increases in medium- and long-term rates, can influence customer demand for fixed annuities, which could impact the level and profitability of new investments by customers.
Increases in market interest rates can also have negative effects, for example by increasing the attractiveness of other insurance or investment products to our customers, which can lead to higher surrenders at a time when fixed income investment asset values are lower as a result of the increase in interest rates. For certain products, principally fixed annuity and interest-sensitive life products, the earned rate on assets could lag behind rising market yields. We may react to market conditions by increasing rates, which could narrow spreads.
While we develop and maintain asset/liability management programs and procedures designed to mitigate the effect on spread income of rising or falling interest rates, no assurance can be given that changes in interest rates will not affect such spreads. Additionally, our asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e.,, the slope of the yield curve) and relationships between risk-adjusted and risk-free interest rates, market liquidity, and other factors. The effectiveness of our asset/liability management programs and procedures may be negatively affected whenever actual results differ from these assumptions.
If the counterparties to our reinsurance arrangements or to the derivative instruments we use to hedge our business risks default or fail to perform, we may be exposed to risks we had sought to mitigate, which could have a material adverse effect on our financial condition and results of operations.
We use reinsurance and, to a lesser extent, derivative instruments to mitigate our risks in various circumstances. In general, reinsurance does not relieve us of our direct liability to our policyholders, even when the reinsurer is liable to us. Accordingly, we bear credit risk on all of our policies with respect to our reinsurers. We cannot provide assurance that our reinsurers will pay the reinsurance recoverables owed to us or that they will pay these recoverables on a timely basis. A reinsurer’s insolvency, inability, or unwillingness to make payments under the terms of reinsurance agreements with us could have a material adverse effect on our financial condition and results of operations.
In addition, we use derivative instruments to hedge various business risks. We enter into derivative instruments, including options, with a number of counterparties. If our counterparties fail or refuse to honor their obligations under these derivative instruments, our hedges of the related risk will be ineffective. Although our use of derivative instruments is not as significant as that of many of our competitors, such counterparty failures nevertheless could have a material adverse effect on our financial condition and results of operations.

Our investment portfolio includes fixed-income securities, equity securities, and commercial real estate, and fluctuations in these markets could adversely affect the valuation of our investment portfolio, our net investment income, and our overall profitability.
Our investment portfolio is subject to market risks, such as risks associated with changes in interest rates, market volatility, and deterioration in the credit of companies in which we have invested. When interest rates rise, the value of our investment portfolio may decline due to decreases in the fair value of our fixed-income securities that comprise a substantial portion of our investment portfolio. In a declining interest rate environment, prepayments and redemptions affecting our investment securities and mortgage loan investments may increase as issuers and borrowers seek to refinance at lower rates. Such a decline in market rates could reduce our investment income as new funds are invested at lower yields.
Our investments in commercial real estate have been adversely impacted by the downturn in the U.S. housing market. It is possible that the valuations of our real estate investments will continue to decrease if the real estate market continues to deteriorate. In addition, the value of our investments in equities has declined in correlation with the recent downturn of the U.S. equity markets.
Generally, we expect to hold all of our fixed maturity investments to maturity, including investments that have declined in value. Our intent can change, however, due to financial market fluctuations, changes in our investment strategy, or changes in our evaluation of the issuer’s financial condition and prospects.
Domestic and international equity markets have recently experienced heightened volatility and turmoil. In the event of extreme prolonged market events, such as the current global credit crisis, we could incur significant losses. Even in the absence of a market downturn, however, we are exposed to substantial risk of loss due to market volatility. Investment returns are an important part of our overall profitability, and fluctuations in the fixed-income, equity, or real estate markets could negatively affect the timing and amount of our net investment income and adversely affect our financial condition.
A decline in equity markets or an increase in volatility in the equity markets may adversely affect sales of our investment products.
Significant downturns and volatility in the equity markets could adversely affect our sales of investment products, which may have a material adverse effect on our financial condition and results of operations in three principal ways. First, market downturns and volatility may discourage purchases of variable annuities, variable life insurance, equity indexed products, and mutual funds that have returns linked to the performance of the equity markets and may cause some of our existing customers to withdraw cash values or reduce investments in such products.
Second, downturns and volatility in the equity markets may have a material adverse effect on the revenues and returns from our savings and investment products and services. Because these products and services depend on fees related primarily to the value of assets under management, a decline in the equity markets could reduce our revenues by reducing the value of the investment assets we manage. In particular, the variable life and annuity business is highly sensitive to equity markets, and a sustained weakness in the markets could decrease revenues and earnings in variable life and annuity products.
Third, we provide certain guarantees within some of our products that protect policyholders against significant downturns in the equity markets. For example, we offer variable annuity products with guaranteed features, such as minimum death and withdrawal benefits. These guarantees may be more costly than expected in volatile or declining equity market conditions, which could cause us to increase liabilities for future policy benefits, negatively affecting our net income.

Concentration of our investment portfolios in any particular segment of the economy may have adverse effects on the results of our operations and financial position.
The concentration of our investment portfolios in any particular industry, group of related industries, or geographic sector could have an adverse effect on our investment portfolios and consequently on our results of operations and financial position. While we seek to mitigate this risk by having a broadly diversified portfolio, events or developments that have a negative impact on any particular industry, group of related industries, or geographic region may have a disproportionate adverse effect on our investment portfolios to the extent that the portfolios are concentrated rather than diversified.
Some of our investments are relatively illiquid.
Our investments in privately placed securities, mortgage loans, and equity covering real estate, including real estate joint ventures and other limited partnership interests, are relatively illiquid. If we require significant amounts of cash on short notice in excess of ordinary course cash requirements, it may be difficult or we may not be able to monetize these investments in a timely manner, and we may be forced to sell them for less than we otherwise would have been able to realize.
In addition, the fixed-income markets are experiencing a period of extreme volatility, which has negatively impacted market liquidity conditions. Initially, the concerns on the part of market participants were focused on the sub-prime segment of the mortgage-backed securities (MBS) market. However, these concerns have since expanded to include a broad range of MBSs (including those backed by commercial mortgages), asset-backed securities and other fixed income securities, including those rated investment grade, the U.S. and international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes and sectors. As a result, the market for fixed income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. Securities that are less liquid are more difficult to value and may be hard to dispose of. These events and the continuing market upheavals may have an adverse effect on us, in part because we have a large investment portfolio and also are dependent upon customer behavior. Our revenues are likely to decline in such circumstances, and our profit margins could erode. In addition, in the event of extreme prolonged market events, such as the global credit crisis, we could incur significant losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.
Defaults on our mortgage loans may adversely affect our profitability.
Our mortgage loan investments face default risk. Our mortgage loans are principally collateralized by commercial properties. At December 31, 2008, loans that were either delinquent or in the process of foreclosure were less than 1% of our mortgage loan investments. An increase in the default rate of our mortgage loan investments could have a material adverse effect on our business, results of operations, and financial condition.
A downgrade or a potential downgrade in our financial strength ratings could result in a loss of business and could adversely affect our financial condition and results of operations.
Financial strength ratings, which various Nationally Recognized Statistical Rating Organizations (“NRSROs”) publish as indicators of an insurance company’s ability to meet policyholder and contract holder obligations, are important to maintaining public confidence in our products, our ability to market our products, and our competitive position. On September 18, September 29, October 2, and October 10, 2008, A.M. Best Company, Inc., Fitch Ratings Ltd., Moody’s and Standard & Poor’s, respectively, each revised its outlook for the U.S. life insurance sector to negative from stable, citing, among other things, the significant deterioration and volatility in the credit and equity markets, economic and political uncertainty, and the expected impact of realized and unrealized investment losses on life insurers’ capital levels and profitability.
In view of the difficulties experienced recently by many financial institutions, including our competitors in the insurance industry, we believe it is possible that the NRSROs will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate, and may adjust upward the capital and other requirements employed in the NRSRO models for maintenance of certain ratings levels.

We cannot predict what actions rating agencies may take, or what actions we may take in response to the actions of rating agencies, which could adversely affect our business. As with other companies in the financial services industry, our ratings could be downgraded at any time and without any notices by any NRSRO.
Downgrades in our financial strength ratings could have a material adverse effect on our financial condition and results of operations in many ways, including:
•	reducing new sales of insurance products, annuities, and investment products;
•	adversely affecting our relationships with our sales force and independent sales intermediaries;
•	materially increasing the number or amount of policy surrenders and withdrawals by policyholders and contract holders;
•	requiring us to reduce prices for many of our products and services to remain competitive;
•	adversely affecting our ability to obtain reinsurance at reasonable prices or at all; and
•	adversely affecting our relationships with credit counterparties.
The continued threat of terrorism and ongoing military actions may adversely affect the level of claim losses we incur and the value of our investment portfolio.
The continued threat of terrorism, both within the U.S. and abroad, ongoing military actions, and heightened security measures in response to these types of threats may cause significant volatility in global financial markets and result in loss of life and property, disruption to commerce, and reduced economic activity. Some of the assets in our investment portfolio may be adversely affected by reduced economic activity caused by the continued threat of terrorism. We cannot predict whether, and the extent to which, companies in which we maintain investments may suffer losses as a result of financial, commercial, or economic disruptions, or how any such disruptions might affect the ability of those companies to pay interest or principal on their securities. The continued threat of terrorism also may result in increased reinsurance prices and reduced insurance coverage and may cause us to retain more risk than we otherwise would retain if we were able to obtain reinsurance at lower prices. In addition, the occurrence of terrorist actions could result in higher claims under our insurance policies than anticipated.
We are subject to extensive regulation, and potential further restrictive regulation may increase our operating costs and limit our growth.
As insurance companies, broker-dealers, investment advisers and/or investment companies, our subsidiaries and affiliates are subject to extensive laws and regulations. The method of such regulation varies, but typically has its source in statutes that delegate regulatory and supervisory powers to an insurance official. The regulation and supervision relate primarily to:
•	licensing companies and agents to transact business;
•	calculating the value of assets to determine compliance with statutory requirements;
•	restricting the size of risks that may be insured under a single contract;
•	mandating certain insurance benefits;
•	regulating certain premium rates;
•	reviewing and approving policy forms and reports of financial condition required to be filed;
•	regulating unfair trade and claims practices, including imposing restrictions on marketing and sales practices, distribution arrangements, and payment of inducements;
•	regulating advertising;
•	protecting privacy;

•	establishing statutory capital and reserve requirements and solvency standards;
•	determining methods of accounting;
•	fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts;
•	approving changes in control of insurance companies;
•	restricting the payment of dividends and other transactions between affiliates; and
•	regulating the types, amounts and valuation of investments.
These laws and regulations are complex and subject to change. Moreover, they are administered and enforced by a number of different governmental authorities, including state insurance regulators, state securities administrators, the Securities and Exchange Commission , the Internal Revenue Service, the Financial Industry Regulatory Authority, the U.S. Department of Justice, and state attorneys general, each of which exercises a degree of interpretive latitude. Consequently, we are subject to the risk that compliance with any particular regulator’s or enforcement authority’s interpretation of a legal issue may not result in compliance with another regulator’s or enforcement authority’s interpretation of the same issue.
In addition, there is risk that any particular regulator’s or enforcement authority’s interpretation of a legal issue may change over time to our detriment, or that changes in the overall legal environment may, even absent any particular regulator’s or enforcement authority’s interpretation of a legal issue changing, cause us to change our views regarding the actions we need to take from a legal risk management perspective, thus necessitating changes to our practices that may, in some cases, limit our ability to grow and improve the profitability of our business.
The regulatory environment could have other significant effects on us and our business. Among other things, we could be fined, prohibited from engaging in some or all of our business activities, or made subject to limitations or conditions on our business activities. Significant regulatory actions against us could have material adverse financial effects, cause significant reputational harm, or harm business prospects. Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, thus having a material adverse effect on our financial condition and results of operations. In particular, changes in the regulations governing the registration and distribution of variable insurance products, such as changes in the regulatory standards under which the sale of a variable annuity contract or variable life insurance policy is considered suitable for a particular customer, could have a material adverse effect, as could certain state insurance regulations that extend suitability requirements to non-variable products. In addition, with respect to our property and casualty and health business, state departments of insurance regulate and approve underwriting practices and rate changes, which can delay the implementation of premium rate changes or prevent us from making changes we believe are necessary to match rate to risk.
In recent years, the state insurance regulatory framework has come under public scrutiny and members of Congress have discussed proposals to provide for optional federal chartering of insurance companies. In addition, state legislators and insurance regulators continue to examine the appropriate nature and scope of state insurance regulation. Furthermore, we anticipate government involvement in healthcare to increase in the coming years, as it attempts to provide minimum coverage to all individuals. We can make no assurances regarding the potential impact of state or federal measures that may change the nature or scope of insurance regulation.
Changes in tax laws may decrease sales and profitability of certain products.
Under current federal and state income tax laws, certain products we offer, primarily life insurance and annuities, receive favorable tax treatment designed to encourage consumers to purchase these products. This favorable treatment may give certain of our products a competitive advantage over non-insurance products. Congress from time to time may consider legislation that would reduce or eliminate the favorable policyholder tax treatment currently applicable to life insurance and annuities.

Congress also may consider proposals to reduce the taxation of certain products or investments that may compete with life insurance and annuities. Legislation that increases the taxation on insurance products and/or reduces the taxation on competing products could lessen the advantage or create a disadvantage for certain of our products, making them less competitive. Such proposals, if adopted, could have a material adverse effect on our financial position and ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.
Changes in U.S. federal and state securities laws and regulations may affect our operations and our profitability.
Certain of our variable annuity contracts and variable life insurance policies are subject to federal and state securities laws and regulations that apply to insurance products that are also securities. As a result, some of our activities in offering and selling variable insurance contracts and policies are subject to extensive regulation under these securities laws.
Federal and state securities laws and regulations are primarily intended to ensure the integrity of the financial markets and to protect investors in the securities markets, as well as protect investment advisory or brokerage clients. These laws and regulations generally grant regulatory agencies broad rulemaking and enforcement powers, including the power to limit or restrict the conduct of business for failure to comply with securities laws and regulations. Changes to these laws or regulations that restrict the conduct of our business could have a material adverse effect on our financial condition and results of operations. In particular, changes in the regulations governing the registration and distribution of variable insurance products, such as changes in the regulatory standards for suitability of variable annuity contracts or variable life insurance policies, could have a material adverse effect on our operations and profitability and could ultimately impact our ability to offer certain of these products. Furthermore, recently promulgated SEC regulations that would require the registration of equity-indexed annuities may impact our ability to offer this product.
New accounting rules or changes to existing accounting rules could negatively impact our business.
We are required to comply with generally accepted accounting principles. A number of organizations are instrumental in the development and interpretation of GAAP, such as the SEC, the Financial Accounting Standards Board, and the American Institute of Certified Public Accountants. GAAP is subject to constant review by these organizations and others in an effort to address emerging accounting rules and issue interpretative accounting guidance on a continual basis. We can give no assurance that future changes to GAAP will not have a negative impact on us.
In addition, we are required to comply with statutory accounting principles (“SAP”) in our insurance operations. SAP and various components of SAP (such as actuarial reserving methodology) are subject to constant review by the National Association of Insurance Commissioners (“NAIC”) and its taskforces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve or alter financial reporting. The NAIC is currently working to reform state regulation in various areas, including comprehensive reforms relating to life insurance reserves and the accounting for such reserves. We cannot predict whether or in what form reforms will be enacted and, whether the reforms, if enacted, will positively or negatively affect us.
Prohibition on the use of customer credit information in connection with pricing and underwriting could impact our ability to price policies and consequently our profitability.
Within the limits of state and federal regulations, our property and casualty personal lines use customer credit information to price policies. Certain groups and regulators have asserted that the use of credit information may have a discriminatory impact and are calling for the prohibition or restriction on the use of credit data in underwriting and pricing. Elimination of the use of this information for underwriting purposes could have an adverse affect on our profitability, because we would have less data upon which to price policies.

The occurrence of events that are unanticipated in our disaster recovery systems and business continuity planning could impair our ability to conduct business effectively.
Our home office is located in Galveston, Texas, on the coast of the Gulf of Mexico. We have taken action to protect our ability to service our policyholders in the event of a hurricane or other natural disaster affecting Galveston through our off-site disaster recovery systems and business continuity planning. The primary offices of our property and casualty insurance companies are located in Springfield, Missouri and Albany, New York. These offices help to insulate our property and casualty operations from coastal catastrophes. Furthermore, we have established a remote processing center in San Antonio, Texas which will support operations in the event that the Galveston area is affected by natural disaster. There is no assurance, however, that these efforts will prove successful. In the event of a hurricane or other natural disaster, an industrial accident, or acts of terrorism or war that would impact our corporate headquarters, events unanticipated in our disaster recovery systems could have an adverse impact on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage and retrieval systems. In the event that a significant number of our managers, employees, or agents were unavailable following such a disaster, our ability to effectively conduct our business could be compromised.
We may not be able to continue to be a low cost provider of property and casualty products due to the potential effects of the use of comparative rating software.
The increased transparency that arises from the use of comparative rating software in the property and casualty insurance market could work to our competitive disadvantage. Comparative rating software, which already is widely used in personal auto and homeowners insurance, offers competitors the opportunity to model the premiums we charge over the spectrum of personal insurance policies we sell. Increased transparency of our rating structure may allow some competitors to mimic our pricing, thereby possibly reducing our competitive advantage.
Our direct marketing of life insurance presents risks that may be greater than those of our more traditional distribution channels.
Through our subsidiary Garden State Life Insurance Company, we offer life insurance directly to consumers through the internet, mail, print and broadcast media. Significant changes in postage costs, advertising costs, media viewing habits, or the acceptance of unsolicited marketing mail by consumers could negatively affect this business.
In addition, greater insurance risk uncertainty is involved because the underwriting process is simplified for policies that result from our direct marketing efforts. For example, through our direct marketing efforts, we may have a higher rate of denying claims made under these policies since there may be a greater rate of fraudulent disclosure on the applications for such policies.
As with other insurance products, if we fail to adequately price the risks we insure, our profit margins could be negatively affected. We have attempted to address this greater risk uncertainty with increased pricing of these policies. To the extent we may have overpriced risks, it could further impact new-business growth and retention of existing business attained through direct marketing.
If we are unable to maintain the availability of our systems and safeguard the security of our data, our ability to conduct our business may be compromised and our reputation may be harmed.
We use computer systems to store, retrieve, evaluate, and utilize customer and company data and information. Our information technology and telecommunications systems, in turn, interface with and rely upon third-party systems. Our business is highly dependent on our ability, and the ability of our employees and agents, to access these systems to perform necessary business functions, such as providing new-business quotes, processing new and renewal business, making changes to existing policies, filing and paying claims, providing customer support, pricing our products and services, establishing reserves, and timely and accurately reporting financial results. Systems failures or outages and our ability to recover from these failures and outages could compromise our ability to perform these functions on a timely basis, which could hurt our business and our relationships with our agents and policyholders.
A breach of security with respect to our systems or those of our third-party vendors providing outsourced services could also jeopardize the confidentiality of our customers’ personal data, which could harm our reputation and expose us to possible liability. We rely on encryption and authentication technology licensed from third parties to provide security and authentication capabilities, but we cannot guarantee that advances in computer capabilities, computer viruses, programming or human errors, loss or theft of computer equipment, or other events or developments would not result in a breach of our security measures, misappropriation of our proprietary information, misappropriation of customers’ personal data, or an interruption of our business operations.
We have invested significant time and resources to mitigate these systems and data security risks; however, we cannot be certain that our efforts to mitigate such risks will be effective in all cases.
Employee error and misconduct may be difficult to detect and prevent and may result in significant losses.
Losses may result from, among other things, fraud, errors, failure to document transactions properly, failure to obtain proper internal authorization, or failure to comply with regulatory requirements. There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and there is a risk that employee misconduct could occur. It is not always possible to deter or prevent employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases.
Our business operations depend on our ability to appropriately execute and administer our policies and claims.
Our primary business is writing and servicing life, property and casualty, and health insurance for individuals, families and commercial business. Because we deal with large numbers of similar policies, any problems or discrepancies that arise in our pricing, underwriting, billing, processing, claims handling or other practices, whether as a result of employee error, vendor error, or technological problems, could have negative repercussions on our financial results and our reputation if such problems or discrepancies are replicated through multiple policies.
Our Medicare Supplement business could be negatively affected by alternative healthcare providers.
The Medicare Supplement business is impacted by market trends in the senior-aged healthcare industry that provide alternatives to traditional Medicare, such as health maintenance organizations and other managed care or private plans. The success of these alternative healthcare solutions for senior-aged persons could negatively affect the sales and premium growth of traditional Medicare Supplement insurance and could impact our ability to offer such products.
Our Medicare Supplement business is subject to intense competition and stringent pricing regulation, which could negatively impact future sales and affect our ability to offer this product.
In recent years, price competition in the traditional Medicare Supplement market has been significant, characterized by some insurers who have been willing to earn very small profit margins or to under-price new sales in order to gain market share. We have elected not to under-price new sales, which has negatively affected sales and could continue to do so if these industry practices continue. Our Medicare Supplement business is also subject to stringent regulation, which includes price setting rules that result in a maximum amount of profit that can be made, with no limits on potential loss of the insurer. Under such regulations, we are unable to raise premiums beyond the established set price. Thus, restrictions on the level of our profits could materially adversely affect our ability to offer this product.

ITEM 2. FINANCIAL INFORMATION
SELECTED CONSOLIDATED FINANCIAL DATA
American National Insurance Company
(and its subsidiaries)

(dollar amounts in millions, except per
share amounts, or unless otherwise noted)	2008	2007	2006	2005	2004

Year ended December 31,

Revenues	2,519	3,056	3,105	3,036	2,871

Income (loss) from continuing operations	(173)	246	279	243	262

Net income (loss)	(154)	241	273	236	256

Per common share

Income (loss) from continuing operations — basic	(6.52)	9.28	10.53	9.18	9.91

Income (loss) from continuing operations — diluted	(6.52)	9.22	10.48	9.14	9.88

Net income (loss) — basic	(5.82)	9.09	10.32	8.91	9.65

Net income (loss) — diluted	(5.82)	9.04	10.27	8.87	9.63

Cash dividends per share	3.08	3.05	3.01	2.97	2.96

Selected data

Return on equity	(14.0)%	6.9%	8.2%	4.7%	8.4%

Long — term obligations	—	—	—	—	—

Redeemable preferred stock	—	—	—	—	—

Dividend payout ratio	N/A	38.1%	38.7%	43.9%	35.8%

At December 31,

Total assets	18,379	18,461	17,932	17,493	16,571

Total shareholders’ equity	3,134	3,737	3,575	3,378	3,296

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Set forth on the following pages is management’s discussion and analysis (“MD&A”) of our financial condition, as of December 31, 2008 compared with December 31, 2007, and results of operations for each of the years ended December 31, 2008, 2007 and 2006. This narrative analysis should be read in conjunction with the forward looking statement information below, the audited consolidated financial statements, related notes included in Item 13 and Risk Factors included in Item 1A.
Forward-Looking Statements
Certain statements contained herein are forward-looking statements. The forward-looking statements contained herein are made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and include estimates and assumptions related to economic, competitive and legislative developments. Forward looking statements may be identified by words such as “expects”, “intends”, “anticipates”, “plans”, “believes”, “estimates”, “will” or words of similar meaning; and include, but are not limited to, statements regarding the outlook of our business and financial performance. These forward looking statements are subject to change and uncertainty which are, in many instances, beyond our control and, have been made based upon our expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations, or that the effect of future developments on us will be anticipated. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties. There are certain important factors that could cause actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements. These factors include among others: (1) international economic and financial crisis, including the performance and fluctuations of fixed income, equity, real estate, credit capital and other financial markets; (2) interest rate fluctuations; (3) estimates of our reserves for future policy benefits and claims; (4) differences between actual experience regarding mortality, morbidity, persistency, surrender experience, interest rates or market returns, and the assumptions we use in pricing our products, establishing liabilities and reserves or for other purposes; (5) changes in our assumptions related to deferred policy acquisition costs, valuation of business acquired or goodwill; (6) changes in our claims-paying or credit ratings; (7) investment losses and defaults; (8) competition in our product lines and for personnel; (9) changes in tax law; (10) regulatory or legislative changes; (11) adverse determinations in litigation or regulatory matters and our exposure to contingent liabilities, including in connection with our divestiture or winding down of businesses; (12) domestic or international military actions, natural or man-made disasters, including terrorist activities or pandemic disease, or other events resulting in catastrophic loss of life; (13) ineffectiveness of risk management policies and procedures in identifying, monitoring and managing risks; (14) effects of acquisitions, divestitures and restructurings, including possible difficulties in integrating and realizing the projected results of acquisitions; (15) changes in statutory or U.S. Generally Accepted Accounting Principles (“GAAP”) practices or policies; and (16) changes in assumptions for retirement expense. It has never been a matter of corporate policy for us to make specific projections relating to future earnings, and we do not endorse any projections regarding future performance made by others. Additionally, we do not publicly update or revise forward-looking statements based on the outcome of various foreseeable or unforeseeable events.

Overview
We are a diversified insurance and financial services company. Chartered in 1905, we are headquartered in Galveston, Texas. We offer a broad spectrum of life, annuity, health, and property and casualty insurance products. We also offer mutual fund investments through our broker dealer subsidiary.
We are organized into five business segments: Life, Annuity, Health, Property and Casualty, and Corporate and Other. The life, annuity, and health insurance businesses are primarily operated through five domestic insurance companies. The property and casualty insurance business is operated through eight domestic property and casualty insurance companies. The Corporate and Other segment encompasses our non-insurance businesses and the invested assets that are not used to support our insurance activities. We operate in all 50 states, the District of Columbia, Guam, American Samoa and Puerto Rico.
Our revenues (losses) consist primarily of the following:
•	net premiums earned on individual term and whole life insurance, property and casualty insurance, credit insurance, health insurance and single premium immediate annuity products;
•	net investment income and net realized investment gains (losses); and
•	insurance and investment product fees and other income, including surrender charges, mortality and expense risk charges, primarily from variable life and annuity and universal life insurance policies, management fees and commissions from other investment products, and other administrative charges.
Our expenses primarily consist of the following:
•	benefits provided to policyholders and contract holders and changes in reserves held for future benefits;
•	interest credited on account balances;
•	acquisition and operating expenses, including commissions, marketing expenses, policy and contract servicing costs, overhead and other general expenses that are not capitalized (shown net of deferrals);
•	amortization of deferred policy acquisition costs and other intangible assets; and
•	income taxes.
Outlook
In recent years, our business has been and likely will continue to be, influenced by a number of industry-wide and segment or product specific trends and conditions. In our discussion below, we first outline the broad macro-economic or industry trends (General Trends) that we expect will have an impact on our overall business. Second, we discuss certain segment specific trends that we believe may impact either individual segments of our business or specific products within these segments.

General Trends
Challenging Financial and Economic Environment: The current financial crisis that began in mid-2007 is having adverse economic and financial market consequences around the world. In spite of government efforts, the downturn in the economy continues, and there is intense stress in the financial markets. During 2008, these market conditions contributed to an increase in other-than temporary impairment losses of $367.0 million in our $14.5 billion investment portfolio. These market conditions have contributed to an increased level of other-than-temporary impairments on our investment portfolio compared to prior years. While we expect to experience continued volatility in the valuation of our investments, we believe that the current credit environment also provides us with opportunities to invest in select asset classes and sectors that may enhance our investment performance over time because of our intent and ability to hold these securities to maturity. Our ability to do so is supported by our strong liquidity position, which cushions us from the need to liquidate securities with significant unrealized losses to meet cash obligations. Due to continued acquisitions and consolidations principally among financial institutions, we have experienced credit concentrations beyond our normal guidelines. However, we believe those concentrations are manageable as we work to rebalance our investment portfolio to manage risk and investment returns.
We believe that as expectations for global economic growth are lowered, factors such as consumer spending, business investment, the volatility and condition of the capital markets and inflation, will affect the business and economic environment and, in turn, adversely impact the demand for financial and insurance products. Adverse changes in the economy could affect earnings negatively and have a material adverse effect on our business, results of operations and financial condition. However, we believe we are in a position to mitigate these risks using our financial strength, active risk management and disciplined underwriting for all of our products. Our diverse product mix across multiple lines of business (life, annuity, health, property and casualty) is a key strength that will help us in these challenging economic times and will give us the ability to serve the changing needs of our customer base. For example, recent fluctuations in the stock market have led investors to search for financial products that are insulated from the volatility of the markets. We are well positioned to serve the demand in this marketplace given our focus on fixed annuity products in recent years. Also, through our conservative business approach, we believe we remain financially strong and committed to providing a steady and reliable source of financial protection for policyholders and investors alike.
Low Interest Rates: The current interest rate environment is particularly challenging for life and annuity companies as the spreads on deposit-type funds and contracts narrow and policies reach their minimum crediting rates. Low market interest rates may reduce the spreads between the amounts we credit fixed annuity and individual life policyholders and the yield we earn on the investments that support these obligations. In response to the unusually low interest rates, we have reduced the guaranteed minimum crediting rates on newly issued fixed annuity contracts and reduced crediting rates on in-force contracts, where permitted to do so. These actions have helped mitigate the adverse impact of low interest rates on our spreads and on the profitability of these products, although sales volume may diminish as a result. A gradual increase in longer term interest rates relative to short term rates generally will have a favorable effect on the profitability of these products. Although rapidly rising interest rates could result in reduced persistency in our spread-based retail products, as contract holders shift assets into higher yielding investments, we believe that our ability to react quickly to the changing marketplace will allow us to manage this risk. Also, with less revenue coming from investment income, we are under pressure to raise rates in our property and casualty business, as are other property and casualty insurers. However, we believe that raising rates across the board will be difficult in a competitive market.
Focus on Operating Efficiencies: The challenging economic environment and the large investment related losses across the industry have created a renewed focus on operating cost reductions and efficiencies. We continue to focus aggressively on efficiently managing our cost base while maintaining our commitment to provide superior customer service for agents and policyholders. Investments in technology are aligned with activities and are coordinated through a disciplined project management process. In 2009, we will continue steps to consolidate our data centers and Information Technology (“IT”) operations to realize some of the synergies between our subsidiaries. We also anticipate using technology to enhance our web experience for policyholders and agents. In addition, we are planning to implement an electronic application that will enhance the efficiency and accuracy of the application process for independent agents in our life and health business.
Changing Regulatory Environment: The insurance industry is regulated at the state level with some life and annuity products and services also subject to federal regulation. The debate over the federal regulatory role in the insurance industry continues to be a divisive issue within the industry. We continue to proactively monitor this debate to determine its impact on our business. Equity-indexed annuity sales may slow in the marketplace over the next year or two, as a result of new SEC registration requirements for such products. If we determine that the registration requirements and increased regulation for indexed products are onerous and costly for us, making this product less viable, we will focus more attention on our variable annuity products. We also anticipate that changing government regulations in Medicare will impact our Medicare supplement product. We are closely monitoring these regulatory changes and will continue to research, develop and introduce new products in light of changes in the regulatory environment.
Legislative changes could help expand our retirement products. On August 17, 2006, President Bush signed the Pension Protection Act of 2006 (“PPA”) into law. The PPA permits new employees to be automatically enrolled in an employer’s 401(k) plan and allows for annuities to be an investment option in the plan. The automatic enrollment and other provisions of the PPA may, over time, continue to have an impact on demand for pension, retirement savings and lifestyle protection products in both the institutional and retail markets. We anticipate continued growth in pension plans under administration and in the number of individuals covered by these plans.
Life and Annuity
Due to the current market and economic turmoil of recent months, life insurance companies have experienced declining demand for market-linked products and significant declines in their investment portfolios in 2008. We experienced lower life sales in 2008 and expect this trend to continue into 2009. Life insurance continues to be a mainstay product for us as it has during our 105 year history. We believe that the combination of predictable and decreasing mortality rates, positive cash flow generation for many years after policy issue, few adverse or uncertain political factors as well as favorable persistency characteristics, suggests a viable and profitable future for this line of business. We continue to use a wide variety of marketing channels and plan to expand our traditional distribution models with additional independent agents. We also anticipate that demand for our interest-sensitive insurance products will be stronger than for our traditional products in 2009 because they provide policyholders with more flexibility as to the premium payment and death benefit amount. Additionally, these products allow policyholders to receive a minimum guaranteed return and allow them to potentially benefit from future changes in interest rates. These products are also profitable for us as they provide greater flexibility to manage rates and margins.
While the annuity segment had insignificant sales volume fifteen years ago, this segment now represents a major and growing contributor to our operations. Although we anticipate a slowdown in variable annuity sales in 2009 as a result of the current market turmoil, we also anticipate fixed annuity sales to continue to increase as investors seek less volatile investment vehicles. In light of the current market, we are committed to maintaining our variable and fixed annuity product lines. We have a conservation program to retain policyholders through proactive communication and education when a policyholder is considering surrendering his or her policy. This has resulted in our retaining more than 10% of policyholders that have submitted surrender requests.
Effective management of billions of dollars of invested assets and associated liabilities involving credited rates and, where applicable, financial hedging instruments (which are utilized as hedges of equity indexed annuity sales), will also be crucial to our success in the annuity segment. Asset “disintermediation”, the risk of large outflows of cash at times when it is disadvantageous to us to dispose of invested assets, is a major risk associated with this segment. This risk is monitored and managed in the Asset Liability Management (“ALM”) Committee, which uses actuarial and investment techniques. The ALM Committee monitors asset disintermediation risk through the use of statistical measures such as duration and the projection of future cash flows using large numbers of possible future interest environments and the use of modeling to identify potential risk areas. These techniques are designed to manage asset/liability cash flow and minimize potential losses.

Demographics: We believe that a key driver shaping the actions of the life insurance industry is the rising income protection, wealth accumulation, and insurance needs of the retiring Baby Boomers (those born between 1946 and 1964). According to the U.S. Census published in 2008, about 19.6 percent of the total population will be over 65 by 2030, compared to about 12.4 percent now. Also, the most rapidly growing age group is expected to be the 85 and older population. As a result of increasing longevity and uncertainty regarding the Social Security system, retirees will need to accumulate sufficient savings to support retirement income requirements.
We are well positioned to address the Baby Boomers’ rapidly increasing need for savings tools and for income protection. We believe that our overall financial strength and broad distribution channels will position us to respond with income protection products needed by Baby Boomers for retirement planning and income requirements. We are ready to respond to individuals approaching retirement age who seek information to plan for and manage their retirement needs. Our products that offer guaranteed income flows, including single premium immediate annuities, are well positioned to serve this market.
Competitive Pressures: The life insurance industry remains highly competitive. Product development and product life-cycles have shortened in many products, leading to more intense competition with respect to product features. In addition, several of the industry’s products can be quite homogeneous and subject to intense price competition. We believe that we possess sufficient scale, financial strength and flexibility to effectively compete in this market.
The annuity market also remains highly competitive. In addition to aggressive annuity rates and new product features such as guaranteed living benefit riders, within the industry there is growing competition from other financial service firms. Many insurers are re-evaluating their distribution channels and the way they deliver products to consumers. At this time, we have elected not to provide guaranteed living benefits as a part of our variable annuity products. While this may have impeded our ability to sell variable annuities in the short run, this strategy has given us an advantage in terms of profitability in the long run. We believe that these products were not adequately priced historically, and many of our competitors are facing the consequences of mispricing the product.
We believe that we will continue to be competitive in the life and annuity markets through our broad line of products, our distinct distribution channels, and our consistent high level of customer service. We continue to modify our products to meet customer needs and to expand our reach where we believe we can have profitable growth. Some of the steps we have taken to improve our competitive position in the market include:
•	We have a project under way to establish a New York insurance subsidiary. We anticipate that sales will begin through this new company in the fourth quarter of 2009. A full portfolio of annuity products will be available for sale once the subsidiary is established, followed in subsequent years by our life products. Initial sales are anticipated through independent agents. Based on competitors’ market experience, we expect annuity deposits from this subsidiary to represent five to ten percent of total deposits received.
•	Sales of traditional life insurance products through our Career Sales and Services Division are expected to remain relatively flat through 2009. To offset the slower sales growth, we will continue to focus on policy persistency and expense management.
•	We have repositioned the competitiveness of life products sold through our Independent Marketing Group, particularly at older ages. While this repositioning has resulted in a slowing of sales in the last quarter of 2008, it has and will help improve the predicted profitability of these products in 2009 and beyond.
•	We believe there will be a continuing shift in sales emphasis to utilizing the Internet, endorsed direct mail and innovative product/distribution combinations. Although we expect our direct sales of life insurance products in 2009 to exhibit slower growth, we will continue to sell traditional life insurance products (term life and whole life) through our Internet and third-party marketing distribution channels. Additional national partners were added during 2007, and marketing programs with these partners increased during 2008.

Health
We experienced reduced Medicare Supplement sales in recent years as the industry moved toward Medicare Advantage plans and Part D plans, which redirected much of our agents’ focus. We chose to remain committed to the traditional Medicare Supplement plans, which we consider to be viable for the long term. This focus resulted in a decrease in the number of policyholders for these products. The trend of decreased sales began to reverse in 2007 and in 2008, and we expect continued increases in sales of the traditional products during 2009. This increased scale is helpful in supporting the costs associated with serving this market.
Sales of Hospital Surgical health insurance are expected to show strong growth in 2009. Profitability for these products is dependent on diligent management of policy premiums, relative to benefits paid, and rigid attention to underwriting the health risks of each policyholder. Maintaining adequate scale is also a significant contributor to profitability as it decreases unit costs and allows us to negotiate better arrangements with healthcare providers. We consider new and existing health products on a case-by-case basis, in light of current market and regulatory environments, as well as management expectations.
We anticipate government involvement in healthcare to increase in the coming years, as it attempts to provide minimum coverage to all individuals. We believe that our focus on Hospital Surgical products may provide additional opportunities as individuals attempt to supplement that basic coverage.
We anticipate employers will continue to increase offerings of consumer-driven health plans as a way to temper healthcare costs. Our Health/Senior Age Marketing Division will continue to support independent producers and maintain products that meet their sales needs, while moving toward direct consumer products that will position us for the next generation.
Property and Casualty
Since 2006, the property and casualty insurance industry has been experiencing a soft market, characterized by flat or declining premium growth. “U.S. Property/Casualty — Review and Preview” published by A.M. Best on February 9, 2009 noted that net premiums written across the industry are expected to decrease in 2008. This continuous decrease is driven by competition in most lines of business, as well as macroeconomic factors including the current recession, the credit crisis, rising unemployment and the housing correction. A.M. Best expects this competitive pressure will continue in 2009, with an average forecast growth in net premiums written of 0.9%. We believe that we will experience continued pressure on pricing in 2009. To compete in this tough pricing environment, our long-term plans include developing tiered pricing for our agricultural and commercial lines. Tiered pricing will create a broader range of premiums than we currently are using and is designed to improve our competitive position and profitability.
Property and casualty insurers across the industry had substantial investment losses in 2008 from weakened financial markets. In addition, large catastrophe losses in 2008 from Hurricanes Gustav and Ike and a multitude of other storm losses impaired property and casualty insurers’ underwriting results. A combination of the catastrophe and investment losses put pressure on the industry’s overall financial performance. We experienced increased catastrophe losses in 2008 from the abnormally low level of 2007. While catastrophe events are extremely difficult to predict and losses from these events vary from year to year, we will continue to manage our exposure to these losses through ongoing assessment of risk, disciplined underwriting, and the use of reinsurance to transfer excessive exposure.
With less consumer credit being offered in the market, we anticipate that fewer credit-related insurance products will be purchased. The tightening of credit is more heavily impacting the products written through the auto dealer market. However, the collateral protection production tends to increase in this type of economic environment. We continue to update credit insurance product offerings and pricing to meet these changing market needs. We are reviewing and implementing improved procedures to enhance customer service and, at the same time, looking for efficiencies to reduce administrative costs.

Competition: Property and casualty insurers are facing a competitive pricing environment. In the fourth quarter, the Council of Insurance Agents & Brokers’ Commercial P/C Market Index Survey noted signs of the leveling off of commercial property and casualty market premiums. Prices in personal lines indicate a mixed trend, with rates in the auto insurance sector showing signs of improving, while prices in the property sector continue to soften.
Despite the challenging pricing environment, we expect to identify profitable opportunities through our strong distribution channels, expanding geographic coverage and new product development. Through our multiple-line exclusive agents, we will continue to focus on increasing the percentage of clients that buy their home, auto and life from us. We have introduced new products, such as a new product targeted toward the young family market in 2007, which has been a main driver for increased policy counts in homeowners and auto insurance. The integration of the Farm Family companies over the last eight years has allowed us to expand our geographic coverage into the Northeast and our product portfolio to include agribusiness. Similarly, Farm Family has expanded its product portfolio to include additional personal line property and casualty products. We expect that our agribusiness product will continue to be a leading seller in the Northeast United States. Agribusiness sales in other states are expected to show steady growth.
CRITICAL ACCOUNTING ESTIMATES
The consolidated financial statements have been prepared in conformity with GAAP. The preparation of financial statements requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and their accompanying notes. Actual results could differ from results reported using those estimates.
We have identified the following estimates as critical in that they involve a high degree of judgment and are subject to a significant degree of variability:
•	Other-than-temporary impairment of investment securities;
•	Deferred acquisition costs;
•	Reserves;
•	Reinsurance recoverable;
•	Pension and postretirement benefit plans;
•	Litigation contingencies; and
•	Federal income taxes.
Our accounting estimates inherently require the use of judgments relating to a variety of assumptions, in particular, expectations of current and future mortality, morbidity, persistency, losses and loss adjustment expenses, recoverability of receivables, investment returns and interest rates. In developing these estimates, we make subjective and complex judgments that are inherently uncertain and subject to material changes as facts and circumstances develop. Although variability is inherent in these estimates, we believe that the amounts provided are appropriate, based upon the facts available upon compilation of the consolidated financial statements. Due to the inherent uncertainty when using assumptions and estimates, the effect of certain accounting policies under different conditions or assumptions could be different from those reported in the consolidated financial statements. A discussion of the various critical accounting estimates is presented below.
Other-Than-Temporary Impairment of Investment Securities
Our accounting policy requires that a decline in the fair value of investment securities below their amortized cost basis be evaluated to determine if the decline is other-than-temporary. There are a number of assumptions and estimates inherent in evaluating impairments to determine if they are other-than-temporary including 1) our ability and intent to hold the investment for a period of time sufficient to allow for an anticipated recovery in value; 2) the expected recoverability of principal and interest; 3) the length of time and extent to which the fair value has been less than amortized cost for fixed income securities or less than cost for equity securities; 4) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry conditions and trends and implications of rating agency actions and offering prices; and 5) the specific reasons that a security is in a significant unrealized loss position, including market conditions, which could affect liquidity. Each quarter we review our investments that have material unrealized losses for other-than-temporary impairments.
Realized gains are attributable to the sale of our invested assets, while realized losses are due to both the sale of investment assets and the write-down of investments from other-than-temporary impairments. In 2008, the consolidated pretax realized loss on invested assets was $379.7 million, with pre-tax realized gains of $41.0 million and $100.3 million reported for the years ended 2007 and 2006, respectively. Included in these amounts are other-than-temporary impairment write-downs of $367.0 million, $7.2 million and $8.7 million for the years ended 2008, 2007 and 2006, respectively.
Deferred Acquisition Costs
We incur significant costs in connection with acquiring insurance business. These costs, which include commissions and certain other expense, are primarily related to the acquisition of new business. Such costs are generally deferred and amortized. The deferred costs are recorded as an asset commonly referred to as deferred policy acquisition costs (“DAC”). The DAC asset balance is subsequently charged to income (i.e., amortized) over the lives of the underlying contracts in relation to the anticipated emergence of premiums, gross margins, or gross profits, depending on the type of product.
For traditional life insurance and payout annuities, deferred costs consist of certain underwriting fees, commissions (in excess of ultimate renewal commissions) and certain agent fringe benefit costs, other policy set-up costs, and the cost of insurance in-force gained through acquisitions. The DAC on traditional life and annuity products is amortized with interest over the anticipated premium-paying period of the related policies, in proportion to annual premium revenue to be received over the life of the policies. The present value of expected premium revenue is estimated by using the same mortality, morbidity, persistency and withdrawal assumptions (with provisions for adverse deviation) used in computing liabilities for future policy benefits. These assumptions are not revised after policy issuance or acquisition (i.e., they are “locked in”) unless the DAC balance is deemed to be unrecoverable. We periodically perform loss recognition analysis utilizing best estimate assumptions to determine whether or not the DAC balance is recoverable. See the discussion of Life and Annuity Reserves below for additional details.
Costs deferred on universal life, variable universal life, limited pay life and investment-type deferred annuity contracts are amortized as a level percentage of the present value of estimated gross profits. These gross profits are dependent principally upon revenues in excess of the amounts credited to policy holders, death benefits, surrender benefits and expenses to administer the business. Our estimates of future gross profits are influenced by our assumptions including mortality, investment return, expenses and persistency. These assumptions are developed based on our experience. We review and update our assumptions at least annually. Changes to these assumptions result in adjustments which increase or decrease DAC amortization. Actual gross profits in a given reporting period can vary from our initial estimates resulting in an increase or decrease in the rate of amortization. We regularly evaluate the gross profits to determine if actual experience or other evidence suggests that earlier estimates should be revised. See the Life and Annuity Reserves discussion below for additional details.
DAC associated with acquisitions of certain blocks of in-force business is referred to as the present value of profits asset. Such DAC consists of the unamortized portion of the present value of profits asset as of the statement date. The initial present value of profits assets were determined based on the present value of projected earnings from the block(s) of business acquired as of the acquisition date. Subsequent to the acquisition date, the present value of profits asset is then amortized in proportion to premiums, gross profits, or gross margins from the acquired block of business.
DAC on health products is amortized with interest over the anticipated premium-paying period of the related policies. Expected premium revenue is estimated using the same actuarial assumptions used in computing reserves for future policy benefits. Health insurance products that require DAC consideration are those with contractual obligations, which includes all of our products.
DAC associated with property and casualty insurance business consists of commissions. These costs are amortized over the coverage period of the related policies in relation to premium revenue recognized.
We had a total DAC asset of approximately $1.48 billion and $1.25 billion at December 31, 2008 and 2007, respectively.
Reserves
Life & Annuity Reserves:
Liability for Future Policy Benefits and Policy Account Balances — For traditional life products, liabilities for future policy benefits have been calculated based on a net level premium method using estimated investment yields, withdrawals, mortality and other assumptions that were appropriate at the time that the policies were issued. Estimates used are based on our experience, adjusted with a provision for adverse deviation. Investment yields used for traditional life products range from 3.0% to 8.0% and vary by issue year. We review experience assumptions at least annually and compare them with our actual experience. When we determine that future expected experience differs such that the DAC asset is not recoverable and/or reserves are not sufficient to provide for policy benefits (after any applicable DAC has been written off), a loss event is recognized, as discussed below.
Future policy benefits for universal life and investment-type deferred annuity contracts reflect the current account value before applicable surrender charges.
Future policy benefits for group life policies have been calculated using a level interest rate ranging from 3.0% to 5.5%. Mortality and withdrawal assumptions are based on our experience.
Fixed payout annuities included in future policy benefits are calculated using a level interest rate of 5.0%. Mortality assumptions are based on standard industry mortality tables. Liabilities for payout annuities classified as investment contracts (payout annuities without life contingencies) are determined as the present value of future benefits at the “breakeven” interest rate determined at inception.
Interest assumptions used for future policy benefits on health policies are calculated using graded interest rates ranging from 3.5% to 8.0%. Morbidity and termination assumptions are based on our experience.
At least annually, we test the net benefit reserves (policy benefit reserves less DAC) established for life insurance products, including consideration of future expected premium payments, to determine whether they are adequate to provide for future policyholder benefit obligations. The testing process is referred to as “Loss Recognition” for traditional products or “Unlocking” for non-traditional products. The assumptions used to perform the tests are our current best-estimate assumptions as to policyholder mortality, persistency, company maintenance expenses and invested asset returns.
For traditional business, a “lock-in” principle applies, whereby the assumptions used to calculate the benefit reserves and DAC are set when a policy is issued and do not change with changes in actual experience. These assumptions include margins for adverse deviation in the event that actual experience differs from the original assumptions.
For non-traditional business, best-estimate assumptions are updated to reflect the observed changes based on experience studies and current economic conditions. We reflect the effect of such assumption changes in DAC and reserve balances accordingly. Due to the long-term nature of many of the liabilities, small changes in certain assumptions may cause large changes in the degree of reserve adequacy or DAC recoverability. In particular, changes in estimates of the future invested asset return assumption have a large effect on the degree of reserve adequacy.

Life Reserving Methodology — We establish liabilities for amounts payable under life insurance policies, including participating and non-participating traditional life insurance and interest sensitive and variable universal life insurance. In general, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid, reduced by the present value of future expected premiums (for traditional life insurance), or as the account value established for the policyholder (for universal and variable universal life insurance). Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, policy lapse, investment return, inflation, expenses and other contingent events as appropriate to the respective product type.
For non-participating traditional life insurance policies, future policy benefits are calculated consistent with Statement of Financial Accounting Standard (“SFAS”) No. 60, Accounting and Reporting by Insurance Enterprises, (“FAS 60”) and are equal to the aggregate of the present value of expected future benefit payments and related expenses, less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon our experience, with provisions for adverse deviation, when the basis of the liability is established. Interest rates for the aggregate future policy benefit liabilities range from 3.0% to 8.0% and vary by issue year.
Future policy benefit liabilities for participating traditional life insurance policies are calculated consistent with SFAS No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts — an amendment of FASB Statements No. 60, 97 and 113 and Interpretation No. 40, and are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 2.5% to 6.0%, and mortality rates assumed in calculating the cash surrender values described in such contracts); and (ii) the liability for terminal dividends.
Future policy benefits for interest sensitive and variable universal life insurance policies are calculated consistent with SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, (“FAS 97”) for universal life type products and are equal to the current account value established for the policyholder. Some of our universal life policies contain secondary guarantees, for which an additional liability is established consistent with the American Institute of Certified Public Accountants Statement of Position 03-01, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts (“SOP 03-01”). Liabilities for universal life secondary guarantees and paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits over the accumulation period based on total expected assessments.
We regularly evaluate estimates used and adjust the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary and paid-up guarantee liabilities are consistent with those used for amortizing DAC and are thus subject to the same variability and risk. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.
Annuity Reserving Methodology — We establish liabilities for amounts payable under annuity contracts including fixed payout annuities and deferred annuities. An immediate or payout annuity is an annuity contract in the benefit or “payout” phase. In a fixed payout annuity contract, the insurance company agrees, for a cash consideration, to make specified benefit payments for a fixed period, or for the duration of a designated life or lives. The cash consideration can be funded with a single payment, as is the case with single premium immediate annuities, or with a schedule of payments, as is the case with “limited pay” products.
Payout annuities with more than an insignificant amount of mortality risk are calculated consistent with guidance under FAS 60 and under FAS 97 for limited pay insurance contracts. Benefit and maintenance expense reserves are established by using assumptions reflecting our expectations, including an appropriate margin for adverse deviation. Payout annuities are reserved using standard industry mortality tables specified for statutory reporting and an interest rate of 5% for life annuities and 3% for shorter duration contracts, such as term certain payouts. If the resulting reserve would otherwise cause profits to be recognized at the issue date, additional reserves are established. The resulting recognition of profits would be gradual over the expected life of the contract.

A deferred annuity is an annuity contract that has not reached the starting date of its periodic benefit payout. The company establishes liabilities for deferred annuities based on methods and underlying assumptions in accordance with FAS 97 for investment contracts. Under FAS 97 for investment contracts, reserves for Policyholder Account Balances are established as the account value held on behalf of the policyholder. The possible need for additional reserves for guaranteed minimum death benefits are determined per guidance under SOP 03-01. Currently, no additional reserves are recorded for guaranteed minimum death benefits due to the immaterial amount of this reserve. Our exposure to this risk is minimal. The profit recognition on deferred annuity contracts is gradual over the expected life of the contract. No immediate profit is recognized on the sale of the contract.
Health Reserves:
Overview — We establish policy reserves and claims reserves for known policy-specific liabilities. Further, we establish liabilities for the payment of medical expenses which have been incurred during the reporting period but have not yet been paid. Additionally, Incurred But Not Reported (“IBNR”) amounts are determined using actuarial standards of practice which look at the time elapsed between when a claim is first incurred and when the final payment has been made (a completion factor analysis).
As of year-end 2008, the Health total claim reserve and liability was $122.5 million, versus $123.1 million at year-end 2007.
Reserving Methodology — Several methods are employed to establish claim reserves and liabilities for Health lines of business.
Completion Factor Approach: The claim reserves for most health care coverage can be suitably calculated using a Completion Factor Method. This method assumes that the historical lag pattern will be an accurate representation for the payment of claims that have been incurred but not yet completely paid. An estimate of the unpaid claim reserves is calculated by subtracting period-to-date paid claims from an estimate of the ultimate aggregate payment for all incurred claims in the time period. The method is based on the pattern of claims incurred within a given month and paid out in future months until such a point that no more payments are expected. Completion factors are calculated which “complete” the current period-to-date payment totals for each incurred month to estimate the ultimate expected payout. The method is best used when the incurred date and subsequent paid date is known for each claim and if fairly consistent patterns can be determined from the progression date of incurral until the date paid in full. The completion factor approach is also best used when the time between date of incurral and final payment is short (i.e., less than 24 month) in duration.
For the individual and association medical block (including Medicare Supplement) we use a completion factor approach to generate claim liability and reserves. Group and managing general underwriter claim reserves are also calculated by these methods. Some of the larger managing general underwriters that we use engage external actuarial firms to provide an estimate of the claim reserves for their respective blocks. Outstanding claim inventories are monitored by management monthly to determine if any adjustment to the completion factor approach is needed.
Tabular Reserves: Disability Income and Long Term Care blocks of business utilize a tabular calculation to generate the Present Value of Expected Future Payments. These reserves are called tabular because they rely on the published valuation tables for disability termination as maintained by the Society of Actuaries and validated by the National Association of Insurance Commissions (“NAIC”). Tabular reserves are determined by applying termination assumptions related to mortality or recovery, or for Long Term Care, shifts in the mode of care, to the stream of contractual benefit payments. The present value of these expected benefit payments at the required rate of return establishes the tabular reserve.
Credit Health claim reserves and liabilities are also based on a tabular calculation, using actuarial tables published by the Society of Actuaries and accepted by the NAIC. The reserve for this business is calculated as a function of open claims using the same actuarial tables discussed above. Periodically we test the total claim reserve using a completion factor calculation.

Case Reserves: Case reserves are also required for certain lines of business. Case reserves reflect known claims where an estimate of the exposure is readily available and quantifiable based on historical experience or other similar basis. We establish Long Term Care and Nursing Home reserves, on a case by case basis, by reviewing the open claims and estimating the remaining liability and applying probabilities derived from continuance tables based on company and industry experience.
Liability for Future Policy Benefits — Liabilities for future policy benefits have been calculated based on a net level premium method. Future policy benefits are calculated consistent with FAS 60 and are equal to the aggregate of the present value of expected future benefit payments, less the present value of expected future premiums. Morbidity and termination assumptions are based on our experience or published valuation tables when available and appropriate. Interest rates for the aggregate future policy benefit liabilities range from 3.5% to 8.0% and vary by issue year.
Premium Deficiency Reserves — Deficiency reserves are established when the expected benefit payments for a classification of policies having homogenous characteristics are in excess of the expected premiums for these policies. The determination of a deficiency reserve takes into consideration the likelihood of premium rate increases, the timing of these increases, and the expected benefit utilization patterns. We have a premium deficiency reserve for the Major Medical block of business. This line of business is in run-off and continues to under-perform relative to the original pricing. The assumptions and methods used to determine the deficiency reserves are reviewed periodically for reasonableness and the reserve amount is monitored against emerging losses.
Property and Casualty Reserves:
Reserves for Loss and Loss Adjustment Expense (“LAE”) — We establish property and casualty reserves to provide for the estimated costs of paying claims under insurance policies written. These reserves include estimates for both:
•	Case reserves — cost of claims that were reported to us but not yet paid, and
•	Reserves for IBNR — anticipated cost of claims incurred but not reported. IBNR reserves include a provision for potential development on case reserves, losses on claims currently closed which may reopen in the future as well as claims which have been incurred but not yet reported.
These reserves also include an estimate of the expense associated with settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process. The two major categories of loss adjustment expense are defense and cost containment expense and adjusting and other expense. The following tables show our net loss and LAE reserves for case reserves and IBNR combined as of December 31, 2008 and 2007:

	Year Ended December 31, 2008			Year Ended December 31, 2007
	Gross	Ceded	Net	Gross	Ceded	Net
	(in thousands)

Loss and LAE reserves	$957,378	$109,518	$847,860	$888,571	$79,071	$809,500
Case Reserves: Reserves for reported losses are established on either a judgment or formula basis, depending on the type of the loss. Formula reserves are used for losses such as credit property, automobile, property damage liability and automobile physical damage. They are based on historical paid loss data for similar claims with provisions for trend changes, such as those caused by inflation. The formula reserve is a fixed amount for each claim of a given type.
The judgment reserve amounts are set on a per case basis based on the facts and circumstances of each case, the type of claim and the expectation of damages. We regularly monitor the adequacy of judgment reserves and formula reserves on a case by case basis and change the amount of such reserves as necessary.

IBNR: We estimate IBNR based on many variables, including historical statistical information, inflation, legal developments, economic conditions, general trends in claim severity, frequency and other factors that could affect the adequacy of loss reserves.
Our loss and premium data is aggregated by exposure class and by accident year (i.e., the year in which losses were incurred). IBNR reserves are calculated by projecting our ultimate losses on each class of business and subtracting paid losses and case reserves. Unlike case reserves, IBNR is generally calculated at an aggregate level and cannot usually be directly identified as reserves for a particular loss or contract. Our overall reserve practice provides for ongoing claims evaluation and adjustment (if necessary) based on the development of related data and other relevant information pertaining to such claims. Adjustments in aggregate reserves, if any, are reflected in the operating results of the period during which such adjustments are made.
Reserving Methodology — We primarily utilize the following actuarial methods in our reserving process:
•	Initial Expected Loss Ratio method: This method calculates an estimate of ultimate losses by applying an estimated loss ratio to an estimate of ultimate earned premium for each accident year. This method is appropriate for classes of business where the actual paid or reported loss experience is not yet mature enough to override our initial expectations of the ultimate loss ratios.
•	Bornhuetter Ferguson: This method uses as a starting point an assumed initial expected loss ratio method and blends in the loss ratio implied by the claims experience to date by using loss development patterns based on our own historical experience. This method is generally appropriate where there are few reported claims and a relatively less stable pattern of reported losses.
•	Loss or Expense Development (Chain Ladder): This method uses actual loss or defense and cost containment expense data and the historical development profiles on older accident periods to project more recent, less developed periods to their ultimate position. This method is appropriate when there is a relatively stable pattern of loss and expense emergence and a relatively large number of reported claims.
•	Ratio of Paid Defense and Cost Containment Expense to Paid Loss Development: This method uses the ratio of paid defense and cost containment expense to paid loss data and the historical development profiles on older accident periods to project more recent, less developed periods to their ultimate position. In this method, an ultimate ratio of paid defense and cost containment expense to paid loss is selected for each accident period. The selected paid defense and cost containment expense to paid loss ratio is then applied to the selected ultimate loss for each accident period to estimate the ultimate defense and cost containment expense. Paid defense and cost containment expense is then subtracted from the ultimate defense and cost containment expense to calculate the unpaid defense and cost containment expense for that accident period.
•	Calendar Year Paid Adjusting and Other Expense to Paid Loss: This method uses the ratio of prior calendar years’ paid expense to paid loss to project ultimate loss adjustment expenses for adjusting and other expense. The key to this method is the selection of the paid expense to paid loss ratio based on prior calendar years’ activity. A percentage of the selected ratio is applied to the case reserves (depending on the line of insurance) and 100% to the indicated IBNR reserves. These ratios assume a percentage of the expense is incurred when a claim is opened and the remaining percentage is paid throughout the claim’s life.
The basis of our selected single point best estimate on a particular line of business is often a blend of the results from two or more methods (e.g. weighted averages). Our estimate is highly dependent on actuarial and management judgment as to which method(s) is most appropriate for a particular accident year and class of business. Our methodology changes over time, as new information emerges regarding underlying loss activity and other factors.

Key Assumptions:
Implicit in the actuarial methodologies utilized above are two critical reserving assumptions: (i) the selected loss ratio used in the initial expected loss ratio method and Bornhuetter Ferguson method for each accident year and (ii) the expected loss development profiles. The loss ratio selections and our loss development profiles are primarily developed using our own historical claims and loss experience.

Reserving by class of business:
The weight given to a particular actuarial method is dependent upon the characteristics specific to each class of business, including the types of coverage and the expected claim-tail.
Short-tail business — Lines of business for which loss data emerge more quickly are referred to as short-tail lines of business. For these lines, emergence of paid losses and case reserves is credible and likely indicative of ultimate losses; therefore, more reliance is placed on the Loss or Expense Development methods.
Large catastrophe and weather events are analyzed separately using information from our claims staff and loss development profiles from similar events and from our own historical experience.
Long-tail business — For long-tail lines of business, emergence of paid losses and case reserves is less credible in early periods and, accordingly, may not be indicative of ultimate losses. For these lines of business more reliance is placed on the Bornhuetter Ferguson and initial expected loss ratio methods.
Credit business — For credit lines of business, the IBNR is estimated either by applying a selected ratio to the unearned premium reserve or by using the loss development methods described above.
Loss adjustment expenses — We estimate adjusting and other expense separately from loss reserves using the Calendar Year Paid-to-Paid method. Reserves for defense and cost containment expense are estimated separately from loss reserves, using either the Loss or Expense Development method or Ratio of Paid Defense and Cost Containment Expense to Paid Loss method.
Reinsurance Recoverable
Reinsurance recoverable balances include amounts owed to us in respect of paid and unpaid ceded losses and loss expenses and are presented net of a reserve for non-recoverability. At December 31, 2008 and 2007, reinsurance recoverable balances were $482.8 million and $438.1 million, respectively.
Recoveries on our gross ultimate losses are determined using distributions of gross ultimate loss by layer of loss retention to estimate ceded IBNR as well as through the review of individual large claims. The most significant assumption we use is the average size of the individual losses, for those claims that have occurred, but have not yet been recorded by us. The reinsurance recoverable is based on what we believe are reasonable estimates and is disclosed separately on the consolidated financial statements. However, the ultimate amount of the reinsurance recoverable is not known until all losses are settled.
We manage counterparty risk by entering agreements with only highly rated reinsurers. We do not have a specified minimum rating that we require. We monitor the concentrations of the reinsurers and reduce the participation percentage of the lower-rated companies when appropriate. We believe we currently have no reinsurance amounts with any significant risk of becoming unrecoverable due to reinsurer insolvency.
Also, our reinsurance contracts contain clauses that allow us to terminate the participation with reinsurers who are downgraded. Our risk assessment is comprised of industry ratings, recent news and reports, and a limited review of financials, for any new reinsurer under consideration. We also may require letters of credit, trust agreements, or cash advances from unauthorized reinsurers (reinsurers not licensed in our state of domicile) to fund their share of outstanding losses and LAE. Final assessment is based on the judgment of senior management.
Pension and Postretirement Benefit Plans
We maintain one open qualified defined benefit pension plan and one qualified defined benefit pension plan that is closed to new participants. In addition, we also sponsor three non-qualified defined benefit pension plans that restore benefits that would otherwise be curtailed by statutory limits on qualified plan benefits for certain key executives. We also provide certain health and life insurance benefits to qualified current and former employees.

The pension benefit and postretirement benefit obligations and related costs for all plans are calculated using actuarial concepts in accordance with the relevant GAAP pronouncements. Two key assumptions, the discount rate and the expected return on plan assets, are important elements of expense and/or liability measurement. We evaluate these key assumptions annually. Other assumptions involve demographic factors such as retirement age, mortality, turnover and rate of compensation increases.
As described in Note 2 to the Consolidated Financial Statements, effective December 31, 2006, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“FAS 158”). In accordance with FAS 158, we recognize the funded status of defined benefit pension and other postretirement plans, on our consolidated balance sheet.
We use a discount rate to determine the present value of future benefits on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. A higher discount rate decreases the present value of benefit obligations and decreases pension expense. To determine the expected long-term rate of return on plan assets, a building-block method is used. The expected rate of return on each asset is broken down into three components: (1) inflation, (2) the real risk-free rate of return (i.e. the long-term estimate of future returns on default-free U.S. government securities), and (3) the risk premium for each asset class (i.e. the expected return in excess of the risk-free rate). Using this approach, the precise expected return derived will fluctuate somewhat from year to year; however, it is our policy to hold this long-term assumption relatively constant.
The assumptions used in the measurement of our pension benefit obligations for 2008 and 2007 are as follows:

	Year Ended December 31,
	2008		2007
	Used for Net Benefit		Used for Net Benefit
	Cost in Fiscal Year	Used for Benefit	Cost in Fiscal Year	Used for Benefit
	1/1/2008 to	Obligations as of	1/1/2007 to	Obligations as of
	12/31/2008	12/31/2008	12/31/2007	12/31/2007
Discount rate	6.10%	6.17%	5.75%	6.10%
Rate of compensation increase	4.20%	4.20%	3.75%	4.20%
Long-term rate of return	7.65%	7.65%	7.65%	7.65%
For additional information regarding our pension plan obligations, see Item 8, Financial Statements and Supplementary Data, Note 15 to the Consolidated Financial Statements.
Litigation Contingencies
We review existing litigation matters and potential litigation items with counsel every quarter to determine if any adjustments to reserves for possible losses are necessary. Reserves for losses are established whenever they are probable and estimable. We establish reserves based on our best estimate of the probable loss. If no one number within the range of possible losses is more probable than any other, we record a reserve at the low end of the estimated range.
Based on information currently available, we believe that amounts ultimately paid, if any, arising from existing and currently potential litigation would not have a material effect on our results of operations and financial position. However, it should be noted that the frequency of large damage awards, which bear little or no relation to the economic damages incurred by plaintiffs continue to create the potential for an unpredictable judgment in any given lawsuit. It is possible that, if the defenses in these lawsuits are not successful, and the judgments are greater than we anticipate, the resulting liability could have a material impact on the consolidated financial results.

Federal Income Taxes
The effective tax rate for December 31, 2008, 2007 and 2006 was (40.7) %, 30.5% and 32.1%, respectively. The principal cause of the difference between the effective tax rate and the U.S. Statutory rate of 35% is usually tax favored investment income, such as tax exempt bonds and dividends, qualifying for the dividends received deduction. In 2008, there was an additional difference in the effective tax rate as a combination of realized tax losses on the sale of our Mexican subsidiary and losses from operations resulted in a tax benefit. See further discussion in Note 17 to the Consolidated Financial Statements.
In 2007, the Internal Revenue Service (“IRS”) announced its intention to issue regulations dealing with certain computational aspects of the dividends received deduction related to separate account assets. The ultimate timing and substance of any such regulations is unknown at this time, but is not expected to have a material impact on our consolidated financial statements.
Other future events such as tax legislation or changes in the IRS’s interpretation of tax laws may impact the ultimate deductibility of certain items just as economic changes may impact the value of deferred tax assets. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.
The Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”), dated June 2006. FIN 48 requires companies to recognize the tax benefit of an uncertain tax position only when the position is “more likely than not” to be sustained, assuming examination by tax authorities. Tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. A liability is recognized for any benefit claimed, or expected to be claimed, in a tax return in excess of the benefit recorded in the consolidated financial statements, along with any interest and penalty (if applicable) on the excess.
On January 1, 2007, we adopted the provisions of FIN 48, which were effective for fiscal years beginning after December 15, 2006. As a result of the adoption, we decreased retained earnings and increased our reserve for unrecognized tax benefits of approximately $3.6 million. We do not believe we are subject to any penalties in the open years and, therefore, have not booked any such amounts. We classify interest and penalties (if applicable) as income tax expense in the consolidated financial statements.
We will file a consolidated federal income tax return for 2008. Certain subsidiaries are not eligible to be included in the consolidated federal income tax return. Separate provisions for income taxes have been determined for these entities and the corresponding amounts are included in our consolidated financial statements.
Consolidated Results of Operations
The following is a discussion of our consolidated results of operations for the years ended December 31, 2008, 2007 and 2006 and should be read in conjunction with the Outlook section. For a discussion of our segment results, see Results of Operations and Related Information by Segment. The following table sets forth the consolidated results of operations:

	Year Ended December 31,			Increase/(Decrease)
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(in thousands)
Revenues:
Premiums	$1,888,495	$1,999,623	$1,977,634	$(111,128)	$21,989
Other Policy Revenues	174,899	155,230	139,605	19,669	15,625
Net Investment Income	796,177	812,969	836,017	(16,792)	(23,048)
Gain/(Loss) from sale of investments, net	(379,709)	41,027	100,256	(420,736)	(59,229)
Other Income	38,779	47,224	51,107	(8,445)	(3,883)

Total Premiums & Other Revenues	2,518,641	3,056,073	3,104,619	(537,432)	(48,546)

Benefits And Expenses:
Policy Benefits	1,601,854	1,551,698	1,514,168	50,156	37,530
Interest credited to policy account balances	299,833	295,894	297,551	3,939	(1,657)
Commissions	475,345	456,537	423,291	18,808	33,246
Other operating costs and expenses	508,800	465,140	455,937	43,660	9,203
Change in deferred policy acquisition costs	(67,439)	(60,442)	8,385	(6,997)	(68,827)

Total Benefits and Expenses	2,818,393	2,708,827	2,699,332	109,566	9,495

Income/(loss) before other items and federal income taxes	$(299,752)	$347,246	$405,287	$(646,998)	$(58,041)

Summary
Consolidated revenues declined $537.4 million to $2.5 billion for 2008, from $3.1 billion in 2007. This decrease was primarily due to:
•	Investment losses realized during the year, including $367.0 million in other-than-temporary impairment write-downs; and
•	Lower sales of our single premium immediate annuity products, caused by the drop in interest rates, which made the product less competitive.
Such investment losses and lower sales were partially offset by other policy revenues arising primarily from mortality charges and fees on the in-force block of universal life policies. In 2008, we witnessed a continuation of increased sales of universal life products.
Consolidated revenues declined $48.6 million for 2007 from 2006. This decrease was a result of:
•	Lower premiums due to a trend towards interest sensitive products;
•	Lower investment income due to decreasing yields on securities; and
•	Investment losses realized during the year, including $7.2 million in other-than-temporary impairment write-downs.
These decreases in revenues in 2007 were partially offset by:
•	Increased premium revenues from the increased sales of single premium immediate annuities, including a small group of very large policies representing approximately $49.8 million of premiums; and
•	Increase in other policy revenues due to increased sales of universal life products.

Consolidated benefits and expenses increased $109.6 million to $2.8 billion for the year ended December 31, 2008, compared to the same period in 2007. This increase was primarily due to:
•	Increase in benefits paid on the growing block of Annuity business;
•	The impact of increased catastrophe losses in our Property and Casualty business; and
•	Additional operating expenses incurred due to non-recurring litigation costs and costs for preparing for compliance with SEC and Sarbanes-Oxley requirements.
RESULTS OF OPERATIONS AND RELATED INFORMATION BY SEGMENT
Life
The Life segment markets traditional life insurance products such as whole life and term life, and interest sensitive life insurance products such as universal life and variable universal life. These products are marketed on a nationwide basis through employee agents, Multiple Line agents, independent agents and brokers and direct marketing channels.
Life segment financial results for the periods indicated were as follows:

	Year Ended December 31,			Increase/(Decrease)
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(in thousands)
Revenues:
Premiums	$299,338	$315,893	$327,594	$(16,555)	$(11,701)
Other Policy Revenues	154,984	130,744	115,082	24,240	15,662
Net Investment Income	226,643	229,092	231,414	(2,449)	(2,322)
Other Income	3,767	3,967	4,577	(200)	(610)

Total Revenues	684,732	679,696	678,667	5,036	1,029

Benefits And Expenses:
Policy Benefits	296,078	273,750	280,203	22,328	(6,453)
Interest credited to policy account balances	62,221	63,289	66,910	(1,068)	(3,621)
Commissions	126,813	141,517	96,612	(14,704)	44,905
Other operating costs and expenses	222,908	200,361	185,752	22,547	14,609
Change in deferred policy acquisition costs	(42,103)	(57,666)	4,233	15,563	(61,899)

Total Benefits and Expenses	665,917	621,251	633,710	44,666	(12,459)

Income before other items and federal income taxes	$18,815	$58,445	$44,957	$(39,630)	$13,488

Overall, 2008 earnings decreased to $18.8 million from $58.4 million for 2007. The decrease in earnings primarily resulted from certain non-recurring expenses, an increase in the benefit to revenue ratio, a decrease in net investment income, and credit crisis related events. Non recurring expenses related to extraordinary expenses for lawsuit settlements and expenses for implementation costs related to Sarbanes-Oxley compliance. The life benefits to revenue ratio increased from 49.6% for 2007 to 52.3% for 2008. It is not clear whether this is an ongoing trend, since the ratio decreased in 2007 from 2006. Higher life claims across all marketing segments contributed to the increased life benefits ratio, as did a very large increase in percentage of sales at higher issue ages. The unexpected sales increase of higher issue age policies resulted from one plan that was under-priced at those higher ages. During 2008, we implemented a re-pricing of this plan to include increases in premiums at the higher issue ages to eliminate the under-pricing. The credit crisis indirectly caused the loss of funding for a sizable number of life policies that were using a low-interest bank loan program to reduce the net insurance cost of the policies. The source of funding for a portion of the bank loans was discontinued, resulting in the withdrawal of cash values and the subsequent loss of gross margins of the related policies. Net investment income decreased due to a continued decline in overall portfolio rates on investments of the Life segment.

2007 earnings increased to $58.4 million from $45.0 million for 2006. The increase in earnings primarily resulted from a decrease in the life benefits to revenue ratio, and a decrease in DAC amortization expense. This was offset by a modest decrease in investment income resulting in a modest compression in earned investment spreads. The life benefits to revenue ratio decreased from 51.1% to 49.6% on essentially flat revenues. As discussed above, this ratio does not appear to exhibit an ongoing trend; thus variations in the ratio appear to be random fluctuations from long term expectations. DAC amortization expense decreased from 2006, mainly due to a high lapse event in first quarter 2006 on a sizable block of life policies.
The following tables summarize key data for the Life segment:

	As of December 31,			Increase / (Decrease)
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(in thousands)
Life Insurance in-force:
Traditional life	$46,473,285	$46,072,374	$45,050,586	$400,911	$1,021,788
Interest sensitive life	23,397,571	22,610,693	20,940,233	786,878	1,670,460

Total life insurance in-force	$69,870,856	$68,683,067	$65,990,819	$1,187,789	$2,692,248

	As of December 31,			Increase / (Decrease)
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Number of policies:
Traditional life	2,453,270	2,607,552	2,712,894	(154,282)	(105,342)
Interest sensitive life	174,031	175,088	174,243	(1,057)	845

Total life insurance policies	2,627,301	2,782,640	2,887,137	(155,339)	(104,497)

Premiums
Revenues from traditional life insurance products include scheduled premium payments from policyholders on whole life and term life products. These premiums are in exchange for financial protection for the policyholder from a specific insurable event, such as death or disability. The change in these premiums is impacted by new sales during the period and the persistency of in-force policies.
Premiums decreased $16.6 million to $299.4 million for the year ended December 31, 2008 compared to $315.9 million for the same period in 2007. This decrease reflects our ongoing, long-term marketing strategy of moving away from traditional life products and towards interest sensitive, variable, or indexed products. We expect this trend towards interest sensitive products to continue for the foreseeable future as our in-force traditional life policies mature. Premiums decreased $11.7 million to $315.9 million for the year ended December 31, 2007 compared to $327.6 million for the same period in 2006, as a result of the trend towards interest sensitive life products.
Other Policy Revenues
Other policy revenues include mortality charges, earned policy service fees, and surrender charges on interest sensitive life insurance policies. These charges increased $24.2 million, or 18.5%, to $155.0 million for 2008, from $130.7 million for 2007. The increase was primarily due to increased mortality charges and fees resulting from a continuation in 2008 of increased sales of universal life products experienced in 2007. Other policy revenues increased $15.7 million, or 13.6%, to $130.7 million for 2007 from $115.1 million for 2006, due to increased sales of universal life products.
Net Investment Income
Net investment income in the Life segment decreased slightly to $226.6 million for the year ended December 31, 2008, from $229.1 million for the year ended December 31, 2007. This decrease was due to a slight decrease in the investment yield earned on a larger block of invested assets supporting the Life segment. Net investment income decreased $2.3 million, or 1.0%, to $229.1 million for the year ended December 31, 2007, from

$231.4 million for the year ended December 31, 2006. This decrease reflects lower yields on our invested asset portfolio. We continue to manage the crediting rates on interest sensitive products to reflect the lower yields and maintain a suitable interest spread.
Interest rates on non-interest sensitive life products, such as whole life and term life policies, cannot be adjusted. In a low interest rate environment the effect of this lower yield earned directly impacts earnings. Refer to the Investments discussion beginning on page 71 for further analysis of the net investment income yields.
Policy Benefits
Policy benefits include death claims, surrenders and other benefits paid to traditional whole life and term life policyholders (net of reserves released on terminated policies), reserve increases on existing traditional life policies (reflecting the passage of time on persisting policies in anticipation of future claims), claim benefits in excess of account balances returned to interest sensitive life policyholders, and interest credited on account balances.
Benefits increased $22.3 million to $296.1 million for the year ended December 31, 2008, from $273.8 million for the same period in 2007. This increase was primarily due to an increase of $11.0 million in the liability for future policy benefits on interest sensitive policies. Benefits decreased $6.5 million to $273.8 million for 2007 from $280.2 million in 2006, due to lower claim amounts.
Commissions
Commissions decreased $14.7 million to $126.8 million for 2008, from $141.5 million for 2007. The decrease in commissions reflects a decrease in sales of interest sensitive products from the level of sales established in 2007. Commissions increased $44.9 million to $141.5 million for the year ended December 31, 2007, from $96.6 million for the year ended December 31, 2006. This was the result of significantly increased sales in 2007 of the long term guarantee universal life products.
Other Operating Costs and Expenses
Other operating costs and expenses increased $22.5 million to $222.9 million for the year ended December 31, 2008, from $200.4 million for the year ended December 31, 2007. Much of this increase resulted from non-recurring legal costs related to certain litigation. Other operating costs and expenses increased $14.6 million to $200.4 million for 2007 from $185.8 million for 2006. This was primarily caused by the increase in acquisition costs from increased sales in 2007 of long term guarantee universal life product. The increase also included the effect of $1.6 million in non-recurring legal costs recognized during 2007.
Change in Deferred Policy Acquisition Costs
We incur significant costs in connection with acquiring new business referred to as DAC. A significant amount of the costs vary with and relate to the production of new business are deferred and capitalized as an asset on the consolidated balance sheet. Such costs consist principally of commissions, agency and policy issue expenses. DAC is amortized in proportion to premiums, gross profits, or gross margins, depending on the type of contract. Change in DAC represents acquisition costs capitalized net of amortization of DAC.

The following table presents the components of the change in DAC for the year ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,
	2008	2007	2006
	(in thousands)

Acquisition costs capitalized	$129,031	$144,936	$85,871
Amortization of DAC	(86,928)	(87,270)	(90,104)

Change in DAC	$42,103	$57,666	$(4,233)

We regularly review the underlying DAC assumptions, including future mortality, expenses, lapses, premium persistency, investment yields and interest spreads. Slight adjustments to these assumptions can significantly impact changes in DAC. We monitor the amortization of DAC as a percentage of gross profits before DAC amortization, as a deterioration of this ratio could indicate an emergence of adverse experience affecting the future profitability of a particular block of business and, in turn, affect the recoverability of DAC from such future profits.
The amortization of DAC as a percentage of gross profits for 2008 was 48.6% compared with 41.9% in 2007. The deterioration of this ratio was a result of reduced gross profits in 2008 from overall reduced profitability of the life business. Profitability was down due to decreased investment yields, increased surrenders and certain non-recurring expenses as discussed above. The amortization of DAC as a percentage of gross profits for the year of 2007 was 41.9% compared with 43.9% in 2006. The decrease in this ratio was a result of increased gross profits following an increase in the volume of in-force business.
Capitalized acquisition costs decreased $15.9 million to $129.0 million for 2008, from $144.9 million for 2007. Capitalized acquisition costs increased $59.1 million to $144.9 million for the year ended December 31, 2007 from $85.9 million for the year ended December 31, 2006. This increase was the result of commissions and other policy acquisition costs related to the increased sales of the long term guarantee universal life products in 2007.
Average lapse/surrender rates in the Life segment increased slightly from 10.1% for 2007, to 10.5% for 2008. These combined rates reflect both first year and renewal business. First year lapse rates are typically much higher on traditional life business than in later years. In general, stable or lower lapse rates are important toward maintaining profitability of the Life segment, as higher lapse rates will reduce the average life expectancy of the in-force block of business and could result in acceleration in the amortization of DAC. Over the course of 2006 through 2008, we experienced normal fluctuations in lapse rates.
Reinsurance
The table below summarizes reinsurance reserve and premium amounts assumed and ceded for the years ended December 31, 2008, 2007 and 2006:

	Reserves			Premiums
	Year Ended December 31,			Year Ended December 31,
	2008	2007	2006	2008	2007	2006
	(in thousands)

Reinsurance Assumed	$25,553	$28,413	$26,321	$8,460	$10,355	$10,646

Reinsurance Ceded	147,523	124,316	101,087	80,826	66,068	55,710

Total	$173,076	$152,729	$127,408	$89,286	$76,423	$66,356

We use reinsurance to mitigate excessive risk to the Company. Our current retention limit is $700,000 for traditional and universal life. Accidental death benefits and premium waiver benefits are fully retained on new business issued beginning in 2008. Increases in reserves and premium amounts ceded primarily reflect increased use of reinsurance in conjunction with treaties related to universal life products.
We periodically adjust our reinsurance program and retention limits as market conditions warrant, consistent with our corporate risk management strategy. While we have, in the past, reinsured up to 90% of new business, we are currently reinsuring newly developed products on a modified excess retention basis (policies with a face value in excess of $500,000), in which we reinsure mortality risk on a yearly renewable term basis, with a 75% quota share in excess of $500,000 up to our retention and then a 100% quota share in excess of retention.
In the case of credit life business, we use reinsurance primarily as a means to provide producers of credit-related insurance products the opportunity to participate in the underwriting risk through offshore producer-owned reinsurance companies. The reinsurance treaties entered into by the Credit Insurance Division are normally written on a 100% coinsurance basis with benefit limits of $100,000 on credit life and $1,000 monthly payment on credit disability.
We do not typically assume business from other carriers. An exception includes the assumption of certain blocks of credit life business as noted above in the table.
Annuity
We develop, sell and support a variety of immediate and deferred annuities, including fixed, equity-indexed and variable products. We sell these products through independent agents, brokers, financial institutions, and Multiple Line and employee agents. Segment financial results for the periods indicated were as follows:

	Year Ended December 31,			Increase/(Decrease)
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(in thousands)
Revenues:
Premiums	$116,248	$222,748	$112,455	$(106,500)	$110,293
Other Policy Revenues	19,915	24,486	24,523	(4,571)	(37)
Net Investment Income	374,023	364,607	353,157	9,416	11,450
Other Income	(5,718)	345	(595)	(6,063)	940

Total Revenues	504,468	612,186	489,540	(107,718)	122,646

Benefits And Expenses:
Policy Benefits	142,867	249,878	135,384	(107,011)	114,494
Interest credited to policy account balances	237,612	232,605	230,641	5,007	1,964
Commissions	79,213	58,635	53,966	20,578	4,669
Other operating costs and expenses	45,491	35,030	33,139	10,461	1,891
Change in deferred policy acquisition costs	(20,690)	(911)	3,475	(19,779)	(4,386)

Total Benefits and Expenses	484,493	575,237	456,605	(90,744)	118,632

Income before other items and federal income taxes	$19,975	$36,949	$32,935	$(16,974)	$4,014

Overall, 2008 earnings decreased to $20.0 million from $36.9 million for 2007. Several factors contributed to pressure on earnings, including compressed earned investment spreads, decreased annuity surrender charge revenue, increased DAC amortization from an increase in surrender benefits withdrawn, and certain non-recurring expenses. Earned investment spreads were temporarily compressed in 2008 by a fairly large cash position that had built up as a result of the very large inflow of funds into fixed deferred annuities just as rates on short term invested assets were plummeting to extremely low levels. While surrender charge revenue for fixed deferred annuities actually decreased in 2008 compared with 2007, the total amount of benefits withdrawn increased as a result for the following two reasons. First, policyholders increased utilization of the free partial withdrawal option. Second, during 2008 an increasing number of policyholders took advantage of an option provided under certain contracts that permits policyholders, at the end of a guaranteed interest period, during a thirty day window, to take a withdrawal without penalty. As more policyholders reach the end of the guarantee period window, we expect an increase in the number of surrenders under this option in the future, which may result in continued decreases in surrender charge revenue. As a result of the higher level of surrender activity on fixed deferred annuities, DAC amortization expense increased, further decreasing earnings. Non recurring expenses related to extraordinary expenses for implementation costs of Sarbanes-Oxley compliance and expenses for lawsuit settlements.
Earnings in 2007 increased to $36.9 million from $32.9 million for 2006. Single premium immediate annuity revenues were significantly higher from higher premiums; however, these increased revenues had relatively little immediate impact on net gain, as initial reserves completely offset the single premium and up-front profits are deferred and amortized over the expected life of the single premium immediate annuity. Gross spreads were higher, by approximately $8.2 million resulting from a slightly higher average investment spread on fixed deferred annuities and slightly higher average balances. We were able to keep other management and overhead expenses from increasing during 2007, helping maintain the 2007 gain in profitability for the Annuity segment.
Premiums
Annuity premium and deposit amounts received during the last three years are shown in the table below:

	Year Ended December 31,			Increase/(Decrease)
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(in thousands)
Fixed Deferred Annuity	$1,553,431	$755,216	$710,375	$798,215	$44,841
Equity Indexed Deferred Annuity	85,334	90,327	78,658	(4,993)	11,669
Variable Deferred Annuity	103,233	119,507	90,173	(16,274)	29,334
Single Premium Immediate Annuity	141,758	261,413	165,420	(119,655)	95,993

Total	$1,883,756	$1,226,463	$1,044,626	$657,293	$181,837

Less: Policy Deposits	(1,767,508)	(1,003,715)	(932,171)	(763,793)	(71,544)

Total Earned Premiums	$116,248	$222,748	$112,455	$(106,500)	$110,293

Amounts received on single premium immediate annuities are classified as premiums and are taken immediately into income. Amounts received from deferred annuity policyholders and equity indexed annuity policyholders are classified as deposits and are not immediately taken into income. Interest earned on the policyholder’s deposits in excess of that which is credited to those policyholders and fees paid by those policyholders are classified as income.
Profits from fixed deferred annuity contracts arise primarily from the interest margin that we are able to earn on the fixed deferred annuity account balances invested in our general fund.
Amounts from variable annuities emanate from management and expense fees earned by us for managing and investing the variable annuity deposits.
Profits from single premium immediate annuities are derived from interest earnings in excess of those assumed in the premium rates, gains from higher than assumed mortality rates and gains from expenses lower than assumed.
Fixed deferred annuity receipts increased $798.2 million to $1.6 billion for 2008 compared to an increase of $44.8 million for 2007. The increase in premiums was the result of the current economic circumstances leading investors to seek safer, less volatile investment avenues. This “flight to quality” also led to a decline in the equity indexed annuity area with premiums declining $5.0 million to $85.3 million for the year ended December 31, 2008 compared to an increase of $11.7 million for the same period in 2007.

The “flight to quality” in the market also led to a decline in variable deferred annuity premiums. Premiums declined $16.3 million to $103.2 million for the year ended December 31, 2008 compared to an increase of $29.3 million in 2007.
Premiums from single premium immediate annuities decreased $119.7 million to $141.8 million for 2008 compared to $261.4 million for 2007. The year 2007 was an exceptional year for these products, as premium income increased by $49.8 million from a small group of very large policies sold. In 2008, premiums returned to their 2006 levels. The competitiveness of rates in the single premium immediate annuity line can change very quickly and premium income can reflect changes in our position relative to the financial marketplace. Cash flows from these products, therefore, can be somewhat volatile from period to period.
Other Policy Revenues
Other policy revenues include surrender penalty charges, management and expense fees, other expense charges, and charges for riders on deferred annuities. Other policy revenues declined from $24.5 million for the year ended December 31, 2007 to $19.9 million for the year ended December 31, 2008. Management and expense charges that are related to account balances declined in line with the decrease in market value of these account balances. There was also a reduction in surrender fees assessed to policyholders, as people took advantage of no-charge windows offered during the year.
Net Investment Income
Net investment income, which is a key component of the profitability of the Annuity segment increased from $364.6 million for the year ended December 31, 2007 to $374.0 million for 2008. The increase was the result of a higher asset base somewhat offset by lower yields for 2008 compared to the same period in 2007, as a result of the $707.9 million increase in fixed deferred annuity account values to $6.9 billion as of December 31, 2008 compared to $6.2 billion as of December 31, 2007. This increase in investment income was partially offset by the $24.4 million negative market value adjustment on derivatives held to hedge equity indexed annuity values. The market value adjustment is largely offset by related reserve adjustments on the embedded derivative in the associated equity indexed annuity contract. These derivatives are reported as assets or liabilities on the consolidated balance sheet and are recorded and measured at fair value.
Realized and unrealized gains or losses on the derivative hedge portfolio are recognized in earnings as investment income. Equity indexed annuities include a fixed host annuity contract and an embedded equity derivative option. The gain or loss on the embedded option is recognized in earnings as interest credited to policyholders. The following table details the gain or loss on derivatives related to equity indexed annuities:

	Year Ended December 31,		Increase/(Decrease)
	2008	2007	2008 vs. 2007
	(in thousands)

Derivative hedge gain / (loss)	$(24,400)	$(141)	$(24,259)

Embedded derivative gain / (loss)	$23,184	$434	$22,750

Net investment income increased to $364.6 million for 2007 compared to $353.2 million for 2006. The increase was the result of higher average asset balances for the year ended December 31, 2007 compared to the same period in 2006. Refer to the Investments discussion beginning on page 71 for further discussion of the net investment income yields.
For a number of years, earnings in the Annuity segment have been pressured by a long term trend of lower average yield rates on the bonds and mortgage loans supporting the reserves. Offsetting the effect of lower yield rates, crediting rates on interest sensitive products have been decreased accordingly where permitted by policy terms. Since about 90% of the Annuity segment is interest sensitive, offsetting credited rate adjustments are usually possible subject to minimum interest rate guarantees that may apply. All contracts also have minimum floor interest rate guarantees, and we have reconfigured the product portfolio to lower those guarantees in response to the current low interest rate environment.

Interest Margin and Account Values
Our annuity products, including fixed deferred annuities, variable deferred annuities and single premium immediate annuities generally have limited mortality risk, and hence we evaluate the performance of our Annuity segment primarily based on interest margins and changes in account values. Interest margin is determined as the difference between our earned rate of interest and the related crediting rates on average account values. The table below shows the interest margins for the annuity products directly impacted by interest rates. (In Thousands, except Percentages)

	Year Ended December 31,
	2008	2007	2006

Fixed Deferred Annuity
Interest Spread:
Dollar Amount	$102,062	$99,376	$94,725
Annualized Rate	1.55%	1.61%	1.56%

Variable Deferred Annuity
Mortality & Expense Charge:
Dollar Amount	$4,581	$4,498	$3,586
Annualized Rate	1.24%	1.18%	1.20%

Single Premium Immediate Annuity (SPIA)
Gross Margins Including Mortality:
Dollar Amount	$2,981	$5,454	$2,838
Annualized Rate	0.43%	0.87%	0.54%

Total Annuity:
Gross Margins Including SPIA Mortality:
Dollar Amount	$109,624	$109,328	$101,149
Annualized Rate	1.51%	1.56%	1.52%
Interest Margins: The profits on fixed deferred annuity contracts and single premium immediate annuities are driven by interest margins and, to a lesser extent, other policy fees. Target interest margins vary by product depending on such factors as interest bonuses, level of commissions, and length of surrender charge periods. As shown in the table above, interest margins on fixed deferred annuities decreased only 6 basis points from 1.61% for the year of 2007 to 1.55% for the year of 2008. The gross margin on single premium immediate annuities, which includes the effect of mortality, decreased from 0.87% for 2007 to 0.43% for 2008. Similarly, as shown in the table above, interest margins for 2007 increased to 0.87% from 0.54% for 2006. These movements were the result of fluctuations in mortality gains.
A portion of the variable deferred annuity policies in the table above include guaranteed minimum death benefits. The total account value related to variable deferred annuity policies with guaranteed minimum death benefit features was $60.4 million and $99.3 million as of December 31, 2008 and December 31, 2007, respectively.
We are subject to equity market volatility related to these guaranteed minimum death benefits. We use reinsurance to mitigate the mortality exposure associated with such benefits. Our maximum guaranteed minimum death benefit exposure, before reinsurance, which represents the total exposure in the event that all annuitants die, was $17.9 million and $1.4 million as of December 31, 2008 and as of December 31, 2007 respectively. The increase since December 31, 2007 reflects an increase in annuity contracts in-force with guaranteed minimum death benefits and reflects increased risk resulting from the poor equity and fixed income market conditions experienced in 2008. See the Reinsurance discussion below for additional information on our risk management utilizing reinsurance.
Account Values: In addition to interest margins, we monitor account values and changes in account values as a key indicator of the performance of our Annuity segment. The table below shows the account values and the changes in these values as a result of net inflows, fees, interest credited and market value changes for 2008, 2007 and 2006.

	Year Ended December 31,			Increase/(Decrease)
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(in thousands)
Fixed Deferred Annuity:
Account value, beginning of period	$6,210,456	$6,121,475	$6,015,019	$88,981	$106,456
Net inflows (outflows)	487,410	(123,195)	(102,715)	610,605	(20,480)
Fees	(15,363)	(19,899)	(20,921)	4,536	1,022
Interest credited	235,862	232,075	230,092	3,787	1,983

Account value, end of period	$6,918,365	$6,210,456	$6,121,475	$707,909	$88,981

Variable Deferred Annuity:
Account value, beginning of period	$429,505	$331,971	$265,467	$97,534	$66,504
Net inflows	24,364	66,571	34,602	(42,207)	31,969
Fees	(4,582)	(4,498)	(3,586)	(84)	(912)
Change in market value and other	(140,276)	35,461	35,488	(175,737)	(27)

Account value, end of period	$309,011	$429,505	$331,971	$(120,494)	$97,534

Single Premium Immediate Annuity:
Reserve, beginning of period	$693,137	$557,866	$502,904	$135,271	$54,962
Net inflows (outflows)	(26,330)	107,861	30,526	(134,191)	77,335
Interest and mortality	34,334	27,410	24,436	6,924	2,974

Reserve, end of period	$701,141	$693,137	$557,866	$8,004	$135,271

Fixed Deferred Annuity: Account values associated with fixed deferred annuities increased $707.9 million to $6.9 billion as of December 31, 2008, compared to $6.2 billion as of December 31, 2007. This increase in account value was attributable to net inflows and interest credited of $723.3 million less fees of $15.4 million. Sales of fixed deferred annuity products rose to $1.6 billion for the year ended December 31, 2008 compared to $755.2 million in the same period of 2007. Net inflows for the year ended December 31, 2008 were $487.4 million compared to net outflows of $123.2 million for the same period in 2007. The net inflows in the fourth quarter rose as investors elected the safety of fixed deferred annuities over the volatility of other investment vehicles.
Fees charged against account values decreased $4.5 million to $15.4 million for the year ended December 31, 2008 compared to $19.9 million for 2007. These fees include withdrawal charges levied against policies being partially or fully withdrawn. Although policy surrenders increased in 2008, surrender charges declined as policyholders took advantage of no-charge windows offered during the year. Fees charged against account values decreased $1.0 million to $19.9 million for 2007 compared to $20.9 million for 2006, again as a result of a lower level of surrenders in 2007 than in 2006.
Variable Deferred Annuity: Variable deferred annuity account values decreased $120.5 million to $309.0 million for 2008 compared to $429.5 million for 2007. The decrease in account value was attributable to net inflows, offset by market decline.
Net inflows for 2008 and 2007 were $24.4 and $66.6 million, respectively. Changes in market value for 2008 decreased the total account value by $140.3 million compared to market appreciation of $35.5 million for the same period in 2007. Account values in 2008 were significantly affected by decreased equity values due to the significant declines in the financial markets that occurred during the fourth quarter. The average aggregate account values in-force in 2008 were, however, comparable to the average aggregate account values in-force in 2007. Thus fees charged against account values of $4.6 million for 2008 were comparable to the $4.5 million in fees charged for 2007.
The average account balance in 2007 was about 29.4% higher than in 2006, resulting in fees charged against account values that increased to $4.5 million for 2007 from $3.6 million in 2006. Net inflows for 2007 were $66.6 million, compared to net inflows of $34.6 million for 2006. Market appreciation for the year ended December 31, 2007 was $35.5 million, approximately unchanged from December 31, 2006.

Single Premium Immediate Annuity: Single premium immediate annuity reserves increased $8.0 million to $701.1 million for 2008 compared to $693.1 million for 2007 due to reserves established on inflows from new sales and accretion of reserves on existing policies due to interest and mortality. Net outflows for the year ended December 31, 2008 were $26.3 million, compared to net inflows of $107.9 million for 2007. This decrease is consistent with the decrease in new premiums received during 2008 compared with 2007, resulting in a net outflow situation in which benefits paid exceed premiums received. Net inflows for 2007 were $107.9 million, compared to net inflows of $30.5 million for 2006. This increase is consistent with the increase in new premiums received during 2007 compared with 2006.
Policy Benefits & Interest Credited to Policy Account Balances
Benefits consist of interest credited to deferred annuities and annuity payments and reserve increases on single premium immediate annuity contracts. These benefits decreased $102.0 million to $380.5 million for the year ended December 31, 2008, compared to $482.5 million for the same period in 2007. This decrease is primarily due to smaller reserve increases resulting from a 46% reduction in single premium immediate annuity sales combined with a $24.3 million market value adjustment on derivatives held to hedge equity indexed annuity values. Benefits increased $116.5 million to $482.5 million for the year ended December 31, 2007, compared to $366.0 million for the same period in 2006. This increase is the result of the increase in single premium immediate annuity sales.
Interest credited increased $5.0 million to $237.6 million for the year ended December 31, 2008 compared to $232.6 million for 2007. This 2.2% increase is primarily the result of the 11.4% increase in the average fixed deferred annuity account values for 2008 compared to 2007. The increase in asset values was offset by decreases in the interest crediting rates on these accounts. Since we experienced decreases in yields on investments in our general account as a result of market conditions, we reduced the interest crediting rates on interest sensitive annuity contracts to maintain a profitable interest spread. Interest credited to account values increased 0.9% from $230.1 million for 2006 to $232.1 million for 2007, in line with a 1.5% increase in the average fixed deferred annuity account value for the year ended December 31, 2007 compared to the same period in 2006.
The annualized surrender rate on deferred annuities calculated by the number of policies that experienced full or partial surrender was 14.6% of the account value for 2008 compared with 12.3% for 2007 and 12.1% for 2006. Income from surrender charges fell in 2008 as policyholders took advantage of options allowing them to surrender up to 10% of the policy value each policy year without incurring a surrender penalty. As more policyholders reach the end of the guarantee period window, we expect the trend of a higher volume of withdrawals coupled with reduced income from surrender charges to continue.
Commissions
Commissions increased $20.6 million to $79.2 million for 2008, from $58.6 million for 2007, which is in line with the increase in premiums.
Other Operating Costs and Expenses
Other operating costs and expenses increased $10.5 million from $35.0 million for the year 2007 to $45.5 million for 2008. These increases are attributable to the increased level of new business written during the year, leading to agent production bonus payments. We expect agent production bonuses to vary with the level of production. In addition, we incurred expenses associated with preparing for compliance with SEC and Sarbanes-Oxley requirements.

Change in Deferred Acquisition Costs
We incur costs including commissions, agency and policy issue expenses and agent financing expenses in connection with acquiring new and renewing existing business. As previously discussed, a significant portion of costs that vary with and relate to the production of new business are deferred as DAC and are reflected as an asset on the consolidated balance sheet.
DAC on investment-type annuities is amortized in proportion to gross profits. Change in DAC represents acquisition costs capitalized, net of changes in the amortization of existing DAC. The following table presents the components of change in DAC for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,
	2008	2007	2006
	(in thousands)

Acquisition costs capitalized	$96,544	$71,723	$65,149
Amortization of DAC	(75,854)	(70,812)	(68,624)

Change in DAC	$20,690	$911	$(3,475)

A performance measure of the Annuity segment is amortization of DAC as a percentage of gross profits. The amortization expense was increased to 68.9% of gross profits in 2008 compared to 61.6% in 2007. Deterioration in this measure is primarily due to higher lapses in 2008. A more complete discussion of policyholder persistency is given in the Policy Benefits &Interest Credited to Policy Account Balances section above.
Acquisition costs capitalized increased $24.8 million to $96.5 million for 2008 compared to $71.7 million for 2007. This increase was the result of commissions and other costs related to the increased sales of fixed deferred annuity policies, offset slightly by declines in sales of variable deferred annuity and single premium immediate annuity policies.
Reinsurance
We employ reinsurance for guaranteed minimum death benefit risks on certain variable annuity contracts. Our maximum guaranteed minimum death benefit exposure, before reinsurance, which represents the total exposure in the event that all annuity policyholders die, was $17.9 million and $1.4 million as of December 31, 2008 and as of December 31, 2007, respectively. After reinsurance the net amounts at risk were $9.9 million and $0.4 million respectively. All such guaranteed minimum death benefit reinsurance is with reinsurers rated “A” or higher with A.M. Best.
Health
The Health segment is primarily focused on supplemental and limited benefit coverage products including Medicare Supplement insurance for the aged population as well as cancer, hospital surgical, and disability income policies for the general population. Premium volume for health insurance-related products is concentrated in Medicare Supplement (41.5%) and Hospital Surgical (13.5%). Other health products include credit accident and health, employer-based stop loss, and dental coverage. We distribute our health insurance products through our captive sales force, as well as through a network of independent agents and managing general underwriters. Segment results for the periods indicated were as follows:

	Year Ended December 31,			Increase/(Decrease)
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(in thousands)
Revenues:
Premiums	$290,883	$283,765	$303,285	$7,118	$(19,520)
Net Investment Income	16,566	16,710	18,964	(144)	(2,254)
Other Income	13,252	13,048	17,204	204	(4,156)

Total Revenues	320,701	313,523	339,453	7,178	(25,930)

Benefits And Expenses:
Policy Benefits	223,055	209,840	216,775	13,215	(6,935)
Commissions	43,219	39,342	42,097	3,877	(2,755)
Other operating costs and expenses	69,961	57,975	61,699	11,986	(3,724)
Change in deferred policy acquisition costs	5,023	5,774	6,131	(751)	(357)

Total Benefits and Expenses	341,258	312,931	326,702	28,327	(13,771)

Income/(loss) from operations before other items and federal income taxes	$(20,557)	$592	$12,751	$(21,149)	$(12,159)

Earnings for the Health lines of business have declined from the 2006 historical level in the $20 million range to the current level which is closer to break-even, excluding one-time items. The one-time items impacting 2008 include legal settlements that negatively impacted earnings by $19.8 million. The decline to break even earnings has mostly resulted from a decline in the profitability of the Medicare Supplement business. Medicare Supplement earnings are expected to rebound as the initial popularity of Medicare Advantage wanes and sales volumes of Medicare Supplement policies resumes.
Premiums
The Health segment’s earned premiums were $290.9 million in the year ended December 31, 2008, compared to $283.8 million earned in 2007 and $303.3 million earned in 2006. The increase of approximately 2.5% during 2008 was driven by premium rate increases offset slightly by shifts in the product mix being sold and in-force. The product mix has been shifting due to several market drivers. One driver has been the popularity of Medicare Advantage and prescription drug products. The decrease in earned premium from the year ended 2006 to 2007 was driven in large part by our continued focus on traditional Medicare Supplement polices versus Medicare Advantage and prescription drug products. We opted to not pursue the Medicare Advantage and prescription drug market due to the Center for Medicare and Medicaid Services’ history of restrictive pricing controls and the competitive landscape. Medical Supplement policies increased to about 60,000 policies in-force for the year ended 2008 from about 57,000 policies in-force for the same period in 2007.
Major Medical business continues to lapse in favor of less comprehensive Hospital Surgical coverage. As of December 31, 2008, there are about 4,880 Major Medical certificates in-force compared to approximately 7,500 as of December 31, 2007, a decrease of 35.0%. The decline in number of policies has been offset by an increase in Hospital Surgical certificates from about 10,500 as of December 31, 2007 to about 15,500 as of December 31, 2008. We expect the decline in the number Major Medical policies in-force to continue at this current pace. This line of business is no longer competitively priced and new sales have diminished. Premium will remain significant, however, since premiums for Major Medical are at least twice that of other products sold.
We anticipate that Medicare Supplement and Hospital Surgical policies will be the main drivers of top line growth in 2009. Policies written through managing general underwriters are employer stop-loss contracts. The Company provides oversight for a fee and retains a minority insurance interest. The fees generated by the managing general underwriters were $10.7 million in 2008, as compared to $10.3 million in 2007. We expect these fees to remain relatively consistent in 2009 as we add new managing general underwriter relationships but also continue to evaluate the success of our current relationships.
Credit accident and health policies are also limited benefit policies. Benefit amounts are not linked to credit amounts outstanding or loan balances, but instead offer fixed benefit amounts paid on a periodic basis in the event of disability or sickness. These policies are sold through retailers, such as auto dealers and furniture dealers. The amount of business written through automobile dealers has been declining due to the tight credit markets; however, the volume of business written through retail furniture dealers has remained consistent.
Credit accident and health earned premiums represent the amortization of the written premium over the life of the policy because premiums are paid in full at the time the policy is purchased. Credit accident and health earned premium remained relatively flat, $24.7 million for 2008 compared to $25.5 million for 2007. Credit accident and health markets have been consolidating as various competitors leave the market. This has increased our pipeline of general agents and other relationships. Therefore, while the market has been declining in terms of organic growth, the expansion of distribution relationships has kept premium income relatively flat.
Our in-force policies and premium amounts as of December 31, 2008 and December 31, 2007 are as follows:

	Year Ended December 31, 2008
	Premiums		Certificates / Policies
	Amount	Percentage	Number	Percentage
	(in thousands)
Medicare Supplement	$120,757	41.5%	60,264	8.2%
Managing General Underwriter	13,160	4.5	124,829	17.0
Group	33,758	11.7	21,409	2.9
Major Medical	38,951	13.4	4,884	0.7
Hospital Surgical	39,340	13.5	15,468	2.1
Long Term Care	2,719	0.9	2,055	0.3
Supplemental Insurance	8,213	2.8	47,133	6.4
Credit Accident and Health	24,676	8.5	323,158	44.0
All Other	9,309	3.2	135,921	18.4

Total	$290,883	100.0%	735,121	100.0%

	Year Ended December 31, 2007
	Premiums		Certificates / Policies
	Amount	Percentage	Number	Percentage
	(in thousands)
Medicare Supplement	$114,283	40.3%	57,162	7.5%
Managing General Underwriter	15,054	5.3	139,683	18.4
Group	33,492	11.8	20,882	2.8
Major Medical	49,313	17.4	7,509	1.0
Hospital Surgical	24,228	8.5	10,526	1.4
Long Term Care	3,437	1.2	2,229	0.3
Supplemental Insurance	8,574	3.0	51,409	6.8
Credit Accident and Health	25,471	9.0	319,285	42.2
All Other	9,913	3.5	148,780	19.6

Total	$283,765	100.0%	757,465	100.0%

Net Investment Income
Net investment income remained relatively consistent at $16.7 million for 2007, compared to $16.6 million for 2008, after decreasing $2.3 million during 2007 from $19.0 million in 2006. The decrease for 2006 to 2007 was primarily the result of a decrease in invested assets, compounded by declining yields due to market conditions. Refer to the Investments discussion below for further analysis.

Policy Benefits
The medical benefit ratio, measured as the ratio of claims and other benefits to premiums, increased from 73.9% for 2007 to 76.7% for the year of December 31, 2008. Much of the $13.2 million increase from 2007 to 2008 was attributable to litigation involving one managing general underwriter that resulted in $8.9 million of reinsurance write offs in 2008. We have terminated our relationship with this particular managing general underwriter. Excluding the impact of this event, the medical benefit ratio was flat year over year. We expect the loss ratio to decline in 2009 due to the continued decline of in-force Major Medical policies and continued growth in Hospital Surgical policies.
During 2008, the Health segment reserve increased $2.2 million compared to a decrease of $2.9 million in the reserve during 2007. The Health claim reserve decreased $0.6 million to $122.5 million for 2008 as compared to $123.1 million for 2007. This decrease in Health claim reserves is due to the decline of the Major Medical business.
Commissions
Commissions were $43.2 million in 2008, compared to $39.3 million in 2007. This increase of approximately 9.9% is the result of an increase in sales and the resulting higher first year commissions. Initial year policies pay at a higher commission rate than renewal policies.
Other Operating Costs and Expenses
Other operating costs and expenses increased 20.7% from $58.0 million for the year ended December 31, 2007 to $70.0 million for the year ended December 31, 2008. The biggest driver for this increase is a $10.9 million reserve increase for settlements related to certain litigation. We do not expect adjustments for such litigation in 2009. Expenses unrelated to this litigation increased by $1.0 million over the prior year or 1.7%, consistent with increases in premiums.
Change in Deferred Policy Acquisition Costs
Health premiums are recognized as revenue when due, but certain expenses associated with written premiums, such as commissions, are incurred immediately and before premiums can be earned. In order to recognize profits over the life of the policy, we establish an accrual for the amortization of DAC. Over 50% of the Health segment DAC is generated by the commissions associated with the distribution of Medicare Supplement policies, and over 30% is attributable to credit accident and health policies. The change in DAC was $5.0 million for 2008 compared to $5.8 million for 2007. We expect the change in DAC to remain relatively consistent as a percentage of earned premiums.
We also record a provision for deferred acquisition costs associated with the commissions on credit accident and health premiums. These premiums are paid in full but recognized over the life of the loan, which may have substantial durations, approaching 94 months for certain auto related loans. Changes in credit accident and health-related DAC relate to the amount of business sold and the speed at which current in-force business is paid off.
As of December 31, 2008, the Health related DAC was $74.9 million compared to $79.9 million as of December 31, 2007. The $5.0 million decrease in DAC reflects the amortization of older in-force blocks of business, partially offset by capitalization of current sales.
Reinsurance
For the Major Medical business, we use reinsurance on an excess of loss basis. Our retention limit is $500,000 per claim on these types of policies. Certain amounts of stop-loss and other types of catastrophe health reinsurance programs are also reinsured. We manage these risks by reinsuring over 90% of the risk to highly rated reinsurance companies. We also maintain some reinsurance on a quota share basis for our long term care and disability income business.

Reinsurance is also used in the credit accident and health business. In certain cases, and especially in the auto retail market, we may also reinsurer the policy written with a dealer-owned (producer-owned) captive reinsurer. This arrangement allows the dealerships to also participate in the performance of these credit accident and health contracts.
Property and Casualty
We write Property and Casualty business through our Multiple Line agents and Credit Insurance Division agents. We evaluate our property and casualty insurance operations based on the total underwriting results (net premiums earned less incurred losses and loss expenses, policy acquisition costs and other underwriting expenses) and the following ratios:
•	Loss and loss adjustment expense ratio (“loss ratio”), which is calculated by dividing policy benefits by net premiums earned;

•	Underwriting expense ratio (“expense ratio”), which is calculated by dividing all expenses related to the issuance of new and renewal policies by net premiums earned; and

•	Combined ratio, which is the sum of the loss ratio and the expense ratio.
A combined ratio under 100% generally indicates an underwriting profit, while a ratio greater than 100% indicates an underwriting loss. The combined ratio does not include net investment income, other income or income taxes.
Our Property and Casualty segment consists of two product lines: (i) Personal Lines products, which we market primarily to individuals and which represent 59.2% of net premiums written, and (ii) Commercial Lines products, which focus primarily on businesses engaged in agricultural markets and which represent 40.8% of net premiums written. We primarily underwrite personal and commercial automobile, homeowners, agribusiness product and credit related property insurance. Segment results for the periods indicated were as follows:

	Year Ended December 31,			Increase/(Decrease)
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(in thousands)
Revenues:
Net premiums written	$1,184,686	$1,191,113	$1,284,456	$(6,427)	$(93,343)

Net Premiums Earned	$1,182,026	$1,177,217	$1,234,300	$4,809	$(57,083)
Net Investment Income	69,348	75,041	72,759	(5,693)	2,282
Other Income	8,973	8,623	7,524	350	1,099

Total Revenues	1,260,347	1,260,881	1,314,583	(534)	(53,702)

Benefits And Expenses:
Policy Benefits	939,854	818,230	881,806	121,624	(63,576)
Commissions	226,100	217,043	230,616	9,057	(13,573)
Other operating costs and expenses	132,601	110,705	109,940	21,896	765
Change in deferred policy acquisition costs	(9,669)	(7,639)	(5,454)	(2,030)	(2,185)

Total Benefits and Expenses	1,288,886	1,138,339	1,216,908	150,547	(78,569)

Income/(Loss) from operations before other items and federal income taxes	$(28,539)	$122,542	$97,675	$(151,081)	$24,867

Loss ratio	79.5%	69.5%	71.4%	10.0%	(1.9%)
Underwriting Expense ratio	29.5%	27.2%	27.2%	2.3%	0.0%

Combined ratio	109.0%	96.7%	98.6%	12.3%	(1.9%)

Property and casualty earnings decreased in 2008 compared to 2007 due to a decrease in underwriting results resulting from a significant increase in catastrophe losses in 2008. Hurricanes Gustav and Ike, and the increased frequency of tornadoes and hailstorms in the Midwestern and Southeastern states, resulted in a $99.6 million increase in catastrophe losses, net of reinsurance. Net income for 2008 was also negatively impacted by a $21.9 million increase in other operating costs and expenses, largely due to legal settlement related costs.
Property and casualty earnings increased $24.9 million in 2007 compared to 2006, primarily due to an unusually low level of catastrophe losses. Catastrophe losses were $17.8 million lower in 2007 compared to 2006. While net premiums written and net premiums earned decreased significantly in 2007, there was no corresponding loss of income, as the decline in premiums was offset by lower losses, both catastrophe and non-catastrophe. The decrease in premiums was the result of our risk management program to reduce exposure in coastal areas, following significant losses from Hurricane Katrina in 2005.
Net Premiums Written and Earned
Net premiums written is a measure of the premiums charged for policies issued during a fiscal period. Property and casualty premiums are recognized as earned premiums proportionately over the contract period. The majority of our automobile policies have terms of six months to one year while our credit related property policies have terms of six months to five years, depending on the related loan period. All other policies, such as homeowners’ policies and the agribusiness product policies, have terms of twelve months. The portion of the premiums written applicable to the unexpired terms of the policies are recorded as unearned premiums on our consolidated balance sheet.
Net premiums written were $1.2 billion, $1.2 billion and $1.3 billion for 2008, 2007 and 2006, respectively. Net premiums written decreased $6.4 million in 2008 compared to 2007, reflecting a $27.0 million decrease in personal and commercial auto net premiums written. The decrease is due to high levels of competition in this line, combined with a $5.6 million reinsurance reinstatement premium and higher overall reinsurance costs. The decreases in net premiums written were partially offset by $17.4 million increase credit insurance for 2008 compared to 2007.
Net premiums written decreased $93.3 million for 2007 compared to 2006, as a result of our ongoing risk management program to reduce exposure in coastal areas and a $62.3 million decrease in credit related insurance premiums. The decrease was also the result of higher reinsurance costs reflecting our expanded reinsurance coverage.
We continue to take a disciplined approach to evaluating and pricing risks. Disciplined underwriting, which seeks to accept suitable risks only at the right price, will result in underwriting profitability in the long-term. We expect total property and casualty net premiums written to remain stable in 2009, with slight decreases in personal and commercial auto and homeowners which we expect to be offset by continued growth of our agribusiness products. We expect slower growth of our credit-related insurance products by the recession-driven decline in new car sales and other consumer goods and the continued tight credit environment.
Reinsurance costs increased 11.3% for 2009 renewals as a result of our 2008 catastrophe losses. We expect the impact of catastrophe losses and the turmoil in the financial markets to reduce supply and increase pressure on insurers to raise rates further, with the potential for our rates to increase in the fourth quarter of 2009 or first quarter of 2010. Refer to the discussion of our reinsurance program and the effect on the consolidated financial statements, under Part I, Item 1, Business.
Net premiums earned were relatively consistent at $1.2 billion for the years ended 2008, 2007 and 2006, respectively. Net premiums earned increased $4.8 million in 2008 compared to 2007. Net premiums earned for 2007 include a reduction of $11.2 million relating to the increase in our estimate of retrospective premium adjustments payable on auto and home policies with no reported losses for three years. Excluding the effect of this adjustment, earned premium decreased $6.4 million, primarily due to decreases in personal and commercial auto net premiums written for the year ended December 31, 2008 and a $5.6 million reinsurance reinstatement premium, which was fully earned in 2008.
Net premiums earned decreased $57.1 million in 2007. The decrease was primarily due to our catastrophe risk management plan that reduced the number of policies in-force in coastal states, contributing to the majority of a $40.6 million decrease in personal auto and a $16.2 million decrease in homeowner net premiums earned during 2007.

Net Investment Income
Net investment income decreased by $5.7 million to $69.3 million for the year ended December 31, 2008 compared to the same period in 2007. The decrease was the result of declining investment yields. Net investment income increased $2.3 million from $72.8 million for the year ended December 31, 2006 compared to the same period for 2007 due to higher average investment balances, partially offset by declining investment yields. Refer to the Investments discussion beginning on page 71 for further analysis.
Policy Benefits
Claims and other benefits include loss and loss adjustment expenses incurred on property and casualty policies. The loss ratios were 79.5%, 69.5% and 71.4% for the years ended December 31, 2008, 2007 and 2006, respectively.
The increase in loss ratio for 2008 compared to 2007 was due to the significant level of catastrophe losses during 2008, particularly compared to the low level of losses in 2007. 2008 was a busy year for natural catastrophes in the United States compared to 2007 and 2006, which were relatively mild. Our catastrophe losses for the year ended December 31, 2008 are only exceeded by catastrophe losses we experienced in 2005 that resulted from Hurricane Katrina and Rita claims. For the year ended December 31, 2008, gross catastrophe losses increased to $187.3 million, compared to $26.9 million and $44.7 million for the years ended December 31, 2007 and 2006, respectively. Estimated reinsurance recoveries on all catastrophe losses were $60.8 million for the year end December 31, 2008. There were no reinsurance recoveries on catastrophe losses for the years ended December 31, 2007 and 2006.
These catastrophe losses contributed to a 10.0% increase in the loss ratio during 2008. The increase in property losses is a part of the normal variability in this segment and is the result of increases in both the frequency and severity of losses. We continue to evaluate our catastrophe risk exposures, particularly in the coastal areas and manage our risk by reducing in-force policies in these areas and purchasing additional reinsurance coverage where we believe it is cost efficient to do so.
While our auto loss ratio increased due to increased severity, we continued to experience a decrease in the frequency of claims compared to those during the same period in 2007. This decrease represents an ongoing industry trend to lower loss frequency in recent years due to safer automobiles, fewer miles driven in 2008, and an aging driving population. We anticipate this trend will continue in 2009.
The loss ratio decreased to 69.5% in 2007 compared to 71.4% in 2006 as a result of the low level of catastrophe losses. Catastrophe losses declined $17.8 million to $26.9 million in 2007, accounting for 1.6% of the decrease in the loss ratio.
Commissions and Change in Deferred Policy Acquisition Costs

	Year Ended December 31,			Increase/(Decrease)
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(in thousands)
Commissions	$226,100	$217,043	$230,616	$9,057	$(13,573)
Change in deferred policy acquisition costs	(9,669)	(7,639)	(5,454)	(2,030)	(2,185)

Commissions and change in deferred acquistion costs	$216,431	$209,404	$225,162	$7,027	$(15,758)

Commissions increased $9.1 million from $217.0 million in 2007 to $226.1 million in 2008. This increase was the result of a $9.5 million increase in credit related insurance commissions due to an increase in net premiums earned, attributable to the continued growth of our credit-related property products, which generally have a higher commission rate than our other products. This increase was partially offset by lower commissions on personal and commercial auto policies, which reported lower net premiums earned in 2008 compared to 2007.

Commissions decreased $13.6 million from $230.6 million in 2006 to $217.0 million in 2007. This decrease resulted from a decline of $7.1 million in commissions on credit-related property policies and $7.6 million in commissions on personal auto due to the decrease in in-force policies resulting from our risk reduction program.
Other Operating Costs and Expenses
Other operating costs and expenses were $132.6 million, $110.7 million and $109.9 million in 2008, 2007 and 2006, respectively.
Other operating costs and expenses increased $21.9 million to $132.6 million for the year ended December 31, 2008 from $110.7 million for the same period in 2007. The increase included $9.5 million of settlement related costs, discussed below, increased salary costs of $4.3 million, allocated pension costs of $2.5 million, and increased professional services fees of $2.2 million related to preparing for compliance with SEC and Sarbanes-Oxley requirements.
Shortly after Hurricane Ike, we learned that one of our agents had failed to forward customer premiums to the Texas Windstorm Association to obtain windstorm coverage. While the former agent was not representing the Company in these transactions, we are assisting the affected customers and have recognized a $1.1 million charge in 2008 related to this.
During 2008, we recognized additional legal accruals in connection with certain litigation.

Products
The following table shows net premiums written and earned and key ratios for our auto, homeowners, credit related property and other policies for the years ended December 31, 2008, 2007 and 2006:

	Auto (Personal
	and	Home
	Commercial)	Owner	Agribusiness	Credit	Other	Total
	(in thousands)
December 31, 2008

Net premiums written	$557,700	$203,516	$93,148	$148,351	$181,971	$1,184,686

Net premiums earned	$565,999	$205,764	$98,049	$135,072	$177,142	$1,182,026

Loss ratio	77.7%	111.0%	91.7%	39.3%	72.5%	79.5%
Underwriting expense ratio	23.5%	27.0%	32.6%	64.9%	23.1%	29.5%

Combined ratio	101.2%	138.0%	124.3%	104.2%	95.6%	109.0%

December 31, 2007

Net premiums written	$584,707	$207,093	$85,842	$130,916	$182,555	$1,191,113

Net premiums earned	$575,954	$199,126	$88,860	$137,443	$175,834	$1,177,217

Loss ratio	75.9%	68.4%	68.9%	47.9%	67.0%	69.5%
Underwriting expense ratio	21.8%	25.8%	34.6%	54.4%	21.6%	27.2%

Combined ratio	97.7%	94.2%	103.5%	102.3%	88.6%	96.7%

December 31, 2006

Net premiums written	$606,994	$214,271	$75,552	$193,841	$193,798	$1,284,456

Net premiums earned	$610,082	$215,347	$81,733	$153,663	$173,475	$1,234,300

Loss ratio	75.2%	78.5%	65.4%	49.9%	71.4%	71.4%
Underwriting expense ratio	21.7%	25.0%	34.4%	55.6%	20.4%	27.2%

Combined ratio	96.9%	103.5%	99.8%	105.5%	91.8%	98.6%

The following is a discussion of our most significant products:
Personal Automobile: We continue to see reductions in our personal automobile premium rates due to a highly competitive insurance marketplace. Net earned premiums decreased $10.3 million, or 2.2%, in 2008 compared to 2007, despite insignificant changes in policy count during this period. Price competition continues to pressure profitability. We expect to see further downward pricing pressure through 2009. However, we will continue to concentrate on our strategy of improving profitability through disciplined underwriting.
In 2007 we introduced a new product targeted toward the young family market, which combines personal auto and homeowners insurance. We believe our continued focus on customer satisfaction contributed to our improved auto policy lapse ratio, which decreased from approximately 10.4% in 2007 to 9.8% in 2008. We do not expect our lapse ratio to significantly change in 2009.
Net earned premiums decreased $40.6 million, or 7.8%, for the year ended December 31, 2007 compared to 2006. This decrease was the result of increased competition, which resulted in an overall decrease in in-force policies of 16,152 and rate decreases in a number of states. The New Jersey personal automobile market continues to be impacted by the entrance of new companies in the state with competitively priced plans that exclude the legacy issue of repricing existing accounts.
The loss ratios in 2008, 2007 and 2006 were 77.9%, 76.0% and 74.3%, respectively. The increase for 2008 compared to 2007 is primarily due to increased auto physical damage losses related to catastrophe activity partially offset by lower auto liability loss experience. In recent years, we have experienced a decrease in loss frequency offset by an increase in loss severity.
The combined ratios for 2008, 2007 and 2006 were 101.2%, 97.3% and 95.7%, respectively, which are comparable to the industry average for the same periods of 98.5%, 98.3% and 95.5%, respectively, per A.M. Best.
Commercial Automobile: While we continue to focus on strengthening underwriting and improving pricing, renewal prices decreased in 2008 compared to 2007, which continues to place pressure on net premiums written and earned. Disciplined underwriting allowed us to increase net earned premiums from $96.2 million in 2007 to $96.8 million for 2008 despite a 1.5% decrease in policy count in 2008. We expect premiums to decrease slightly in 2009 as rate decreases initiated in 2008 continue to be realized.
Net earned premiums increased $6.5 million from $89.8 million in 2006 to $96.2 million in 2007. This was the result of a 4.4% increase in policy count for 2007 as we expanded sales into new states.
The loss ratios for 2008, 2007 and 2006 were 77.0%, 75.6% and 80.6%, respectively. The decrease in the loss ratio since 2006 reflects our disciplined underwriting and focus on appropriate risks.
Homeowners: Net earned premiums increased $6.7 million from $199.1 million in 2007 to $205.8 million in 2008. Net earned premiums in 2007 include an $11.2 million reduction related to our increased estimate of the retrospective premium adjustment payable on auto and home policies with no reported losses for three years. The portion of this adjustment attributable to homeowners’ policies was approximately $5.2 million. Excluding the effect of the premium adjustments on homeowners’ policies and reinsurance reinstatement premiums of approximately $5.6 million, of which $4.7 million was attributable to homeowners’ policies, net earned premiums increased $6.2 million. During the same period, policy count decreased by 1.4% as we continued our risk management to reduce exposure in the coastal areas. The decrease in policy count was offset by increases in insured values.
Net earned premiums decreased $16.2 million from $215.3 million for 2006 to $199.1 million for 2007 as we took significant action to reduce our net exposure to homeowners in coastal areas following losses related to Hurricanes Katrina and Rita in 2005. As a result of these actions, policy count decreased 2.5% and reinsurance costs increased as a result of our expanded reinsurance coverage.
The loss ratios in 2008, 2007 and 2006 were 111.0%, 68.4% and 78.5%, respectively. The significant increase in the loss ratio for 2008 compared to 2007 and 2006 is due to the increased level of catastrophe losses. Gross catastrophe losses for 2008 were $187.3 million, of which $131.9 million was attributable to homeowners’ claims from 2008 catastrophe occurrences, compared to $26.9 million for 2007. 2008 losses include $44.7 million for Hurricane Ike, $35.1 million for an Oklahoma/Arkansas hailstorm and $26.7 million for Hurricane Gustav. Estimated reinsurance recoveries on all catastrophe losses were $60.8 million for 2008. During 2008, we also experienced an increase in storm and weather related losses, not designated as catastrophes, which adversely impacted the loss ratio.
We continue to take prudent actions to generate profitable premium growth and reduce earnings volatility. We expect to continue to reduce exposures in coastal areas where we feel pricing is not commensurate with the risk exposure, which will result in declines in policy count in 2009. While we seek to replace lost in-force policies with new business and increase insured values for our in-force book, we expect an overall decrease in net premiums written and earned in 2009. We also expect the economic recession and continued low level of new home sales to negatively impact premium growth, as average insured values decline with the decline in home values and as consumers increase deductibles to reduce insurance costs.
The combined ratios for 2008, 2007 and 2006 were 138.0%, 94.2% and 103.5%, respectively, compared to the industry combined ratios per A.M. Best of 116.5%, 95.7% and 89.4%, respectively. Our combined ratio was negatively impacted in 2008 due to our concentration of business in the Midwest, which experienced increased catastrophe losses, resulting in a combined ratio 21.5% above the industry average. Conversely, our combined ratio benefited from our geographic concentration and the unusually low level of catastrophe losses in 2007, resulting in a combined ratio 1.5% below the industry average.
The expense ratio increased to 27.0% for 2008 from 25.8% in 2007, resulting from modest increases in staffing levels to continue to properly service policy administration and claims. The expense ratio was consistent from 2006 to 2007.
Agribusiness Product: Our agribusiness product allows policyholders to customize and combine their coverage for residential and household contents, buildings and building contents, farm personal property and liability. Our policy count for this line of business increased 1.1% for 2008. Net earned premium increased $9.1 million to $98.0 million for 2008, compared to $88.9 million for 2007. This increase is primarily the result of rate increases initiated during 2007 that were fully earned in 2008. Average premium per policy increased 9.0% during 2008 compared to 2007. We continue to focus our resources on agents that are committed to and active in the agriculture and targeted commercial markets. We expect to continue to grow our policy count for this product in 2009.
A 6.8% increase in policy count in 2007, combined with rate increases where appropriate, resulted in a $7.2 million increase in net earned premiums from $81.7 million in 2006 to $88.9 million. The increase in policy count and net earned premium was driven by growth in our targeted markets as we expanded commercial products into new states, allowing us to reach more customers.
The loss ratios for 2008, 2007 and 2006 were 91.7%, 68.9% and 65.4%, respectively. The loss ratio in 2008 reflects an increase in property losses with several new claims over $50,000 as a result of storm and weather related losses. This represents normal variability in this line, which is sensitive to the frequency and severity of storm and weather related losses.
Credit related property: Credit related property insurance products are offered on automobiles, furniture and appliances in connection with the financing of those items. The policies pay an amount if the insured property is lost or damaged and is not directly related to an event affecting the consumer’s ability to pay the debt. The primary distribution channel for credit related property insurance is general agents who market to auto dealers, furniture stores and financial institutions.
Net earned premiums were $135.1 million, $137.4 million and $153.7 million for 2008, 2007 and 2006, respectively. While we expect the worsening economy and more stringent lending standards to reduce the demand for credit and credit insurance products, we continue to expect to add new business partners.
The loss ratio for 2008, 2007 and 2006 was 39.3%, 47.9% and 49.9%, respectively, while the expense ratio was 64.9%, 54.4% and 55.6%, respectively. The increase in 2008 was a result of the $1.0 million allocated legal accrual in connection with certain litigation.
Reinsurance
We reinsure a portion of the risks that we underwrite to manage our loss exposure and protect capital resources. In return for a premium, reinsurers assume a portion of the losses and loss adjustment expense incurred. Amounts not reinsured are known as retention. We primarily use three types of reinsurance to manage our loss exposures:
•	Treaty reinsurance, in which certain types of policies are automatically reinsured without the need for approval by the reinsurer of the individual risks;
•	Facultative reinsurance, in which individual insurance policy or a specific risk is reinsured with the prior approval of the reinsurer. Facultative reinsurance is purchased for risks which fall outside the treaty reinsurance; and
•	Excess of loss treaty reinsurance, where the reinsurer indemnifies us against all, or a specified portion, of losses and loss adjustment expense incurred in excess of a specified retention or attachment point, and up to the contract limit.

In addition to treaty and facultative reinsurance, we are partially protected by the Terrorism Risk Insurance Act of 2002, which was modified and extended through December 31, 2014 via the Terrorism Risk Insurance Program Reauthorization Act of 2007.
Our growing surplus has allowed us to increase retentions in recent years. Our retention for each loss increased from $500,000 in 2005 to $1.0 million in 2008. Our catastrophe reinsurance retention has also increased, from $4.0 million per event in 2002 to $25.0 million in 2007 and $40.0 million in 2008. However, in order to manage our risk exposure, we purchased additional catastrophe reinsurance coverage for Louisiana, Texas, and the Northeast, effectively lowering our retention in these states. In 2008, we also purchased additional catastrophe reinsurance coverage to provide protection against the frequency of events by reducing our retention on multiple events to $20.0 million each, subject to a $40.0 million annual limit.
The property catastrophe reinsurance limit has increased substantially, from $110.0 million in 2002 to $450.0 million in 2007. In 2008, we purchased catastrophe reinsurance coverage to provide protection for losses up to $520.0 million. In addition, we have purchased $125.0 million of protection for earthquake losses in the territorial limits of the United States excluding California, thereby increasing our earthquake coverage to $645.0 million. The catastrophe reinsurance limit was increased significantly after Hurricane Katrina.
In 2008, the property catastrophe excess reinsurance program provides $500.0 million of protection above $40.0 million in two layers:
•	90.0% of losses in excess of $40.0 million up to $80.0 million; and
•	97.5% of losses in excess of $80.0 million up to $500.0 million.
A “top and drop” cover provides protection on a first occurrence from $500.0 million to $520.0 million, or can be used to address multiple catastrophic events by providing protection for $20.0 million of losses in excess of $20.0 million on a second occurrence, provided an aggregate of $20.0 million has been surpassed on the first occurrence. The top and drop cover is also placed at 97.5%.
Prior Period Reserve Development
The table below shows the development of our loss and loss adjustment expense reserves. The table does not present individual accident or policy year development data.
The top line shows our original reserves, net of reinsurance recoverable, for each of the indicated years. The table then shows the cumulative net paid loss and loss adjustment expense as of successive years. The table also shows the re-estimated amount of previously recorded reserves based on experience as of the end of each succeeding year. The cumulative deficiency or redundancy represents the aggregate change in the estimates over all prior years. Conditions and trends that affected development of liabilities in the past may not necessarily occur in the future. Accordingly, it may be inappropriate to anticipate future redundancies or deficiencies based on historical experience.
The deficiency/ (redundancy) for different balance sheet dates is cumulative and should not be added together.

	For the Years Ended December 31,
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
	(in thousands)
Liability for unpaid losses and loss adjustment expenses, net of reinsurance (includes loss reserves, IBNR, allocated and unallocated expense)	304,537	331,431	384,191	425,129	490,215	590,365	678,379	796,267	801,953	809,500	847,860

Cumulative paid losses and loss expenses
One year later	149,108	161,942	192,167	228,699	233,074	256,386	274,810	366,007	296,621	318,946
Two years later	219,048	236,136	280,667	322,112	338,459	377,139	405,748	506,463	453,042
Three years later	258,018	280,004	323,685	370,179	399,651	445,702	479,410	590,644
Four years later	280,833	297,942	345,507	396,758	429,408	479,524	518,986
Five years later	286,524	306,853	356,119	407,212	443,161	498,350
Six years later	291,170	311,746	362,307	412,004	452,257
Seven years later	293,325	314,097	365,331	416,208
Eight years later	294,986	315,750	367,327
Nine years later	296,336	317,271
Ten years later	297,573

Liabilites re-estimated
One year later	295,202	330,858	368,951	432,028	488,595	564,287	638,910	770,238	711,881	764,796
Two years later	304,657	323,422	372,991	435,574	488,455	564,485	617,374	737,341	711,251
Three years later	302,758	324,838	376,776	441,564	490,717	553,163	596,242	739,824
Four years later	304,336	323,853	379,498	441,309	482,799	538,459	596,770
Five years later	303,922	324,878	379,318	435,796	476,615	542,433
Six years later	304,411	326,786	380,050	432,953	478,204
Seven years later	306,526	326,798	379,270	433,992
Eight years later	306,503	326,345	380,085
Nine years later	306,308	327,687
Ten years later	307,508

Deficiency/(redundancy), net of reinsurance
	2,971	(3,744)	(4,106)	8,863	(12,011)	(47,932)	(81,609)	(56,443)	(90,702)	(44,704)

	Property and Casualty Loss and Loss Adjustment Expense Liability Development-Gross
	For the Years Ended December 31,
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
	(in thousands)
Net reserve, as initially estimated	304,537	331,431	384,191	425,129	490,215	590,365	678,379	796,267	801,953	809,500	847,860

Reinsurance and other recoverables as initially estimated	193,885	35,677	47,162	65,327	61,077	61,600	80,526	86,186	86,898	79,071	109,518
Gross reserve as initially estimated	498,422	367,108	431,353	490,456	551,292	651,965	758,905	882,453	888,851	888,571	957,378
For 2008, the net favorable prior year loss and loss adjustment expense development was $44.7 million, compared to approximately $90.1 million of net favorable prior year loss and loss adjustment expense development for 2007, as a result of better than expected paid and incurred loss emergence across several lines of business.
The current year loss ratio is a blend of the current accident year loss ratio and the impact of favorable or adverse development on prior accident years during the current calendar year. Excluding the 3.8% impact of favorable prior year loss development for accident years 2007 and prior, the 2008 loss ratio would have been 83.3%. Excluding the 7.7% impact of favorable prior year loss development for accident years 2006 and prior, the 2007 loss ratio would have been 77.2%
Net favorable reserve development in each of the last two years was primarily generated from the personal auto, commercial auto and commercial multi-peril lines. The favorable development reflects the recognition of better than expected loss emergence rather than explicit changes to our actuarial assumptions. The homeowners’ line experienced moderate reserve deterioration related to the continuing settlement of Hurricane Katrina claims. For additional information regarding losses and loss expenses, refer to Item 8, Note 6 to the Consolidated Financial Statements and Financial Condition and Results of Operations section.

Corporate and Other
Corporate and Other primarily includes the capital not allocated to support our insurance business segments. Our capital and surplus is invested and managed by internal investment staff. Investments include publicly traded equities, real estate, mortgage loans, high-yield bonds, venture capital partnerships, mineral interests and tax-advantaged instruments. See the Investments section of the MD&A for a more detailed discussion of our investments. Our registered investment advisor subsidiary also manages a family of mutual funds and earns management fees, which are insignificant to the overall segment results.

	Year Ended December 31,			Increase/(Decrease)
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(in thousands)
Revenue:
Net investment income	$109,597	$127,519	$159,723	$(17,922)	$(32,204)
Gain/(Loss) from sale of investments, net	(379,709)	41,027	100,256	(420,736)	(59,229)
Other income	18,505	21,241	22,397	(2,736)	(1,156)

Total Revenues	(251,607)	189,787	282,376	(441,394)	(92,589)

Benefits And Expenses:
Other operating costs and expenses	37,839	61,069	65,407	(23,230)	(4,338)

Total Benefits and Expenses	37,839	61,069	65,407	(23,230)	(4,338)

Income (loss) before other items and federal income taxes	$(289,446)	$128,718	$216,969	$(418,164)	$(88,251)

Total income/ (loss) before other items and federal income taxes decreased $418.2 million, from a gain of $128.7 million for 2007 to a loss of $289.4 million for 2008. We recorded $367.0 million of other-than-temporary impairments on security investments in 2008 and $7.2 million and $8.7 million in 2007 and 2006, respectively.
Discontinued Operations
On December 4, 2008, we sold our life insurance business in Mexico, American National de Mexico, Compania de Seguros de Vida, S.A. de C.V., along with non-insurance affiliates Servicios de Administracion American National S.A. de C.V. and American National Promotora de Ventas S.A. de C.V. to a third party for approximately $2.4 million. These operations were established in 1999 and reported losses in all years since inception. Management chose to sell these operations to prevent a continued negative impact on consolidated results of operations. See further detail regarding the discontinued operations disclosed in Note 17 to the Consolidated Financial Statements.

Liquidity
Liquidity is a measure of our ability to generate sufficient cash flows to meet the short-term and long-term cash requirements of our business operations. We meet our liquidity requirements primarily through positive cash flows from our insurance operations and investments. Premium deposits and annuity considerations, other policy revenue, investment income and investment maturities and prepayments are the primary sources of funds. Primary uses of funds are investment purchases, dividends, claims and payments to policyholders and contract holders in connection with surrenders, withdrawals and loans, as well as operating expenses.
Our cash and short-term investment position at December 31, 2008 was $361.3 million, down from $832.3 million for 2007. The $471.0 million decrease in cash and short-term investments relates primarily to increases in bond, mortgage loan and real estate investments, and increases in claim payments in 2008 compared to 2007. This was partially offset by a decline in surrender charges experienced in 2008.

	Year Ended December 31,			Increase/ (Decrease)
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(in thousands)
Net cash provided by (used in):
Operating activities	$171,681	$462,913	$503,493	$(291,232)	$(40,580)
Investing activities	(690,441)	(436,670)	(148,836)	(253,771)	(287,834)
Financing activities	450,787	(107,051)	(199,207)	557,838	92,156

Net (decrease) increase in cash	$(67,973)	$(80,808)	$155,450	$12,835	$(236,258)

Cash flows from operating activities decreased $291.2 million from 2007 to 2008. This was primarily due to lower cash flows from premiums collected from our Life, Health, and Property and Casualty segments, coupled with an increase in paid claims due to increased catastrophe claims and cash underwriting expenses attributable to strong annuity sales in comparison to the prior year. The increased deposits from annuity sales are recorded as part of the cash flows from financing activities in accordance with U.S. GAAP rules. As such, they are not reflected in the cash flows from operating activities. Cash flows from operating activities decreased $40.6 million from 2006 to 2007 due to an increase in underwriting expenses.
Cash flows used in investing activities increased $253.8 million from 2007 to 2008 and increased $287.8 million from 2006 to 2007. The change in net cash used in 2008 as compared to the prior year was primarily due to increased investments in fixed income securities, real estate, and mortgage loans. Total sales of all asset classes were lower in 2008 due to depressed market prices. In 2007, more bond maturities occurred than in 2008, resulting in decreased cash received from maturities year over year. Cash flows used in investing activities increased in 2007 compared to 2006 primarily due to increased purchases of bonds, real estate, and investments in mortgage loans. This was partially offset by increased proceeds from sales of equity investments and cash from sales of real estate investments.
Cash flows from financing activities increased $557.8 million from 2007 to 2008 resulting from a net increase in annuity sales. Refer to the Results of Operations — Annuity for further discussion. Additionally, cash flows from financing activities increased $92.2 million from 2006 to 2007. This change was primarily due to increased annuity sales with a consistent level of policyholder withdrawals year over year.
We were committed at December 31, 2008 to purchase, expand or improve real estate, to fund mortgage loans and to purchase other invested assets in the amount of $203.7 million, compared to $272.2 million for 2007. The expansion of real estate investments and mortgage loans in 2008 has been robust compared to 2007 due to more attractive yields. This resulted in a net use of investment cash for both mortgage loans and direct investments in real estate of $447.3 million.

In the normal course of business, we guarantee bank loans for customers of a third-party marketing operation. The customers, through the use of a trust, use the bank loans to fund premium payments of life insurance policies issued. The loans are secured by the cash values of the life insurance policies. In the case of a default on the bank loan, we would be obligated to pay off the loan. We made a payment of $99.5 million in 2008 related to these bank loans. The total amounts of guarantees outstanding for 2008 and 2007 were approximately $206.5 million and $304.1 million, respectively; while the total cash values of the related life insurance policies was $212.0 million for 2008 and $316.0 million for 2007.
We believe that our future liquidity needs will be adequately met from all of the above sources. Given our historical cash flows and current financial results, we believe that the cash flow from our operating activities over the next year will provide sufficient liquidity for our operations and will provide sufficient funds to enable us to make dividend and other payments as needed to support our operations.
Capital Resources
Our capital resources at December 31, 2008, 2007 and 2006 consisted of stockholders’ equity summarized as follows:

	Year Ended December 31,			Increase/(Decrease)
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(in thousands)

Equity, excluding accumulated other comprehensive income (loss), net of tax (“AOCI”)	$3,355,004	$3,590,812	$3,433,754	$(235,808)	$157,058
AOCI, net of tax	(221,148)	145,972	141,869	(367,120)	4,103

Total stockholders’ equity	$3,133,856	$3,736,784	$3,575,623	$(602,928)	$161,161

We have notes payable on our consolidated balance sheet that are not part of our capital resources. These notes payable represent amounts borrowed by real estate joint ventures that we are required to consolidate into our results in accordance with accounting rules. The lenders for the notes payable have no recourse to us in the event of default by the joint ventures. Therefore, the only amount of liability we have for these notes payable is limited to our investment in the joint ventures, which totaled $13.2 million at December 31, 2008.
Total stockholders’ equity in 2008 decreased $602.9 million primarily due to the total net loss of $154.0 million, combined with $331.8 million in net unrealized losses related to marketable investment securities and $82.7 million in dividends paid to stockholders. The increase in stockholder’s equity from 2006 to 2007 is comprised of $240.8 million in net income, partially offset by stockholder dividends of $81.5 million and a $4.2 million cumulative effect adjustment upon the adoption of FIN 48, Accounting for Uncertainty in Income Taxes — An interpretation of FASB Statement No. 109.
Statutory Surplus and Risk-based Capital
Statutory surplus represents the capital of our insurance companies reported in accordance with accounting practices prescribed or permitted by the applicable state insurance departments. State laws specify regulatory actions if an insurer’s risk-based capital (“RBC”), a measure of an insurer’s solvency, falls below certain levels. The NAIC has a standard formula for annually assessing RBC. The formulas identify companies that are undercapitalized.
The RBC formula for life companies establishes capital requirements relating to insurance, business, asset and interest rate risks, and effective for 2005 it addresses the equity, interest rate and expense recovery risks associated with variable annuities and group annuities that contain death benefits or certain living benefits.
RBC is calculated for property and casualty companies after adjusting capital for certain underwriting, asset, credit and off-balance sheet risks. The achievement of long-term growth will require growth in the statutory capital of our insurance subsidiaries to roll up into the consolidated entity. Our subsidiaries may secure additional statutory capital through various sources, such as retained statutory earnings or equity contributions from us. As of

December 31, 2008, the levels of our and our insurance subsidiary surplus and risk-based capital exceeded the NAIC’s minimum RBC requirements.
Contractual Obligations
The following table summarizes our contractual obligations as of December 31, 2008:

	Payments due by Period
		Less than 1			More than 5
	Total	year	1-3 years	4-5 years	years
	(in thousands)
Life insurance obligations (1)	$6,543,414	$14,029	$42,690	$262,212	$6,224,483
Annuity obligations (1)	9,499,020	1,232,677	3,271,554	2,202,539	2,792,250
Property & Casualty insurance obligations (2)	993,561	442,315	363,981	113,436	73,829
Accident & Health insurance obligations (3)	152,306	94,353	20,376	9,667	27,910
Purchase obligations:
Commitments to purchase and fund investments (4)	50,916	39,548	2,821	—	8,547
Mortgage loan commitments (5)	152,793	142,915	9,878	—	—
Operating leases (6)	3,844	1,495	1,892	446	11
Defined benefit pension plans (7)	157,347	7,635	19,599	17,494	112,619
Net unrecognized tax benefits (8)	1,000	1,000	—	—	—

Total	$17,554,201	$1,975,967	$3,732,791	$2,605,794	$9,239,649

(1)	Life and annuity obligations include estimated claim, benefit, surrender and commission obligations offset by expected future premiums and deposits on in-force insurance policies and contracts. All amounts are gross of reinsurance. Estimated claim, benefit and surrender obligations are based on mortality and lapse assumptions that are comparable with historical experience. Estimated payments on interest-sensitive life and annuity obligations include interest credited to those products. The interest crediting rates are derived by deducting current product spreads from a constant investment yield. The obligations shown in the table have not been discounted at present value. As a result, the estimated obligations for insurance liabilities included in the table exceed the liabilities recorded in reserves for future policy benefits and the liability for policy and contract claims. Due to the significance of the assumptions used, the amounts presented could materially differ from actual results. Separate account obligations have not been included since those obligations are not part of the general account obligations and will be funded by cash flows from separate account assets. The general account obligations for insurance liabilities will be funded by cash flows from general account assets and future premiums and deposits. Participating policyholder dividends payable consists of liabilities related to dividends payable in the following calendar year on participating policies. As such, the contractual obligation related to participating policyholder dividends payable is presented in the table above in the less than one year category at the amount of the liability presented in the consolidated balance sheet. All estimated cash payments represented in the table above are undiscounted as to interest, net of estimated future premiums on policies currently in-force and gross of any reinsurance recoverable. Estimated future premiums on participating policies currently in-force are net of future policyholder dividends payable. Future policyholder dividends, the participating policyholder share obligation on the consolidated balance sheet, represents the accumulated net income from participating policies and a pro-rata portion of unrealized investment gains (losses), net of tax, reserved for payment to such policyholders as policyholder dividends. Because of the nature of the participating policyholder obligation, the exact timing and amount of the ultimate participating policyholder obligation is subject to significant uncertainty and the amount of the participating policyholder obligation is based upon a long-term projection of the performance of the participating policy block.

(2)	Expected future gross loss and loss adjustment expense payments from property and casualty policies. This includes case reserves for reported claims and reserves for claims IBNR. Timing of future payments is estimated based on the Company’s historical payment patterns. The timing of these payments may vary significantly from the amounts shown above. The ultimate losses may vary materially from the recorded amounts which are our best estimates.

(3)	Accident and health insurance obligations reflect estimated future claim payment amounts net of reinsurance for claims incurred prior to 1/1/2009. The estimate does not include claim payments for claims incurred after 12/31/2008. Estimated claim payment amounts are based on mortality and morbidity assumptions that are consistent with historical experience and are not discounted with interest so will exceed the liabilities recorded in reserves for future claim payments. Due to the significance of the assumptions used, actual results could vary greatly from the estimates shown here.

(4)	Expected payments to fund investments based on capital commitments and other related contractual obligations.

(5)	Expected future payments to fund investments based on mortgage loan commitments and other related contractual obligations.

(6)	Represents estimated obligations due to contracts and agreements entered into within the ordinary course of business for items classified by SFAS 13 as Operating Leases. We rent office space which qualifies as operating leases under SFAS 13.

(7)	Represents estimated payments for pension benefit obligations for the non-qualified defined benefit pension plan. As such, these payments are funded through continuing operations. A liability has been established for the full amount of benefits accrued as per FAS158, including a provision for the effects of future salary inflation on the accrued benefits.

(8)	Net unrecognized tax benefits relates to FIN 48. We believe it is reasonably possible that the FIN 48 liability balance will be settled for approximately $1 million within the next 12 months with the resolution of an outstanding issue resulting from the Internal Revenue Service examination of the 1999 through 2003 tax years.
Off-Balance Sheet Arrangements
Our only off-balance sheet transactions relate to third-party marketing operation bank loans which were discussed previously under the Liquidity section of the MD&A.
Related Party Transactions
We have various agency, consulting and investment arrangements with individuals and corporations that are considered to be related parties. Each of these arrangements has been reviewed and approved by our Board Audit Committee. The total amount involved in these arrangements, both individually and in the aggregate, is not considered to be material to any segment or to our overall operations. See Item 7 — Certain Relationships and Related Transactions and Director Independence for additional information on related party transactions.
Investments
General
We manage our investment portfolio to optimize the rate of return that is commensurate with sound and prudent underwriting practices and maintaining a well diversified portfolio. Our investment operations are governed by various regulatory authorities, including but not limited to, the Texas Department of Insurance. We have an established, formal Investment Plan and Guidelines approved by our Board of Directors. Collectively, these documents provide issuer and geographic concentration limits, investment size limits, and other applicable parameters such as loan to value guidelines.
Investment activity, including the setting of investment policies and defining acceptable risk levels, is subject to review and approval of our Investment Committee, a committee made up of two members of the Board of Directors and senior investment professionals.
Our insurance and annuity products are primarily supported by investment grade bonds, collateralized mortgage obligations, and commercial mortgage loans. We purchase fixed income security investments and designate them as either held-to-maturity or available-for-sale as necessary to match our estimated future cash flow needs. We make use of statistical measures such as duration and the modeling of future cash flows using stochastic interest rate scenarios to balance our investment portfolio to match the pricing objectives of our underlying insurance products. As part of our asset/liability management program, we monitor the composition of our fixed income securities between held-to-maturity and available-for-sale securities and adjust the concentrations of various investments within the portfolio as investments mature or with the purchase of new investments.

We invest directly in quality commercial mortgage loans with yields that compare favorably with other fixed income securities. Investments in residential mortgage loans have not historically been part of our investment portfolio, and we do not anticipate investing in them in the future
Our strong capitalization enables us to invest our excess capital (that not needed to support our insurance lines) in equity securities and investment real estate where there are opportunities for more significant returns. We make investments in real estate and equity securities based on a risk/reward analysis. We anticipate that the crisis in the real estate market and the equity markets may produce buying opportunities for us in 2009.
Composition of Invested Assets
The following summarizes the carrying values of our invested assets by asset class as of December 31, 2008 and December 31, 2007 (other than investments in unconsolidated affiliates):

	December 31, 2008		December 31, 2007
	Amount	Percent	Amount	Percent
	(in thousands)
Bonds Held to Maturity, at amortized cost	$6,681,837	45.9%	$6,692,447	44.7%
Bonds Available for Sale, at fair value	3,820,837	26.3	3,837,988	25.7
Preferred Stock, at fair value	48,822	0.3	78,885	0.5
Common Stock, at fair value	853,530	5.9	1,194,982	8.0
Mortgage Loans, at amortized cost	1,877,053	13.0	1,540,081	10.3
Policy Loans, at outstanding balance	354,398	2.4	346,002	2.3
Investment Real Estate, net of depreciation	528,905	3.6	477,458	3.2
Short-term Investments	295,170	2.0	698,262	4.7
Other Invested Assets	85,151	0.6	89,791	0.6

Total Investments	$14,545,703	100.0%	$14,955,896	100.0%

Total invested assets decreased by $410.2 million from $15.0 billion as of December 31, 2007 to $14.5 billion as of December 31, 2008. The decrease in our invested assets during 2008 was primarily the result of other than temporary impairments in our bond and stock portfolios coupled with significant unrealized losses on those securities carried at fair value. There have been no significant changes in our investment allocation by asset class and we do not anticipate any significant changes in 2009.
Fair Value Disclosures
The fair value of fixed income securities, equity securities, mortgage loans and short-term investments is determined by the use of third party pricing services, independent broker quotes and internal valuation methodologies. See the SFAS No. 157, Fair Value Measurement analysis in Note 5 to the Consolidated Financial Statements for further discussion of the calculation of fair value for our investments.
As of December 31, 2008, 100% of our equity securities are considered to be Level 1 securities as their fair values are determined by observable market prices.
We obtain publicly available prices from third party pricing services for our fixed maturity securities. The typical inputs from pricing services include, but are not limited to, reported trades, bids, offers, issuer spreads, cash flow and performance data. These inputs are usually market observable; however, based on the trading volumes and the lack of quoted market prices for fixed maturities, the pricing services may adjust these values. The adjustments made to the quoted prices are based on recently reported trades for comparable securities. We perform a periodic analysis of the prices received from the third parties to verify that the price represents a reasonable estimate of fair value. These prices obtained from third party services are classified as Level 2.

Certain private placement debt securities are priced via independent broker quotes and internal valuation methodologies. The quotations received from the broker may use inputs that are difficult to corroborate with observable market data. Additionally, we only obtain non-binding quotations from the independent brokers. Internal pricing methodologies include inputs such as externally provided credit spreads and internally determined credit ratings. Due to the significant non-observable inputs, these prices determined by the use of independent broker pricing and internal valuation methodologies are classified as Level 3.
The discount rate for the fair value of mortgage loans is determined by the weighted average adjustment of the “spread factor” against U.S. treasury rates. The spread factor includes an adjustment for quality rating, property type, geographic distribution and payment status (current, delinquent, in process of foreclosure) of each loan. Management performs quarterly reviews and weighs each adjustment to calculate the spread factor based on the current economic environment and lending practices. All mortgage loan investments are classified as Level 2.
Other-Than-Temporary Impairments
In order to identify and evaluate investments which may be other-than-temporarily impaired, we have various quarterly processes in place. For our securities investments, every quarter we review the entire portfolio of investments that have unrealized losses. We use various “rules of thumb” to determine which securities need further review to determine if they are other-than-temporarily impaired. The criteria include the amount by which our cost exceeds the market value, the length of time the market value has been below our cost, any public information about the issuer that would indicate the security could be impaired, and our intent and ability to hold the security until its value recovers. Once these securities are identified, we perform further review of current ratings, rating downgrades and exposure to continued deterioration in the economy. We evaluate each security based on individual circumstances to determine if the impairment is other-than-temporary.
For our real estate, mortgage loan and other long-lived investment assets, we perform a quarterly review of assets to determine if there are any valuation issues. We evaluate various information on each asset including but not limited to payment history, property inspection, tenant creditworthiness, guarantees and the effect of economic conditions. Once we determine there is a possible adverse change in the condition of the investment, we complete debt service coverage analysis, appraisals and comparisons to similar properties to determine if the investment is other-than-temporarily-impaired.
For the year ended December 31, 2008, we determined that there were $367.0 million of other-than-temporary impairments in our investment portfolio. No other-than-temporary impairment was recorded in 2008 as a result of a change in our intent and ability to hold to recovery. The following summarizes our other-than-temporary impairments by investment type:

	Year Ended December 31,
	2008	2007	2006
	(in thousands)

Corporate bonds	$(165,802)	$(1,089)	$(6,967)
Equities:		—
Financial Services	(125,518)	—
Other	(74,231)	(6,077)	(1,700)
Mortgage loans	(740)	—
Real Estate	(745)	—

Total other-than-temporary impairments	$(367,036)	$(7,166)	$(8,667)

The impairments recognized for the year ended December 31, 2008 between fixed maturities and equity securities were $165.8 million and $199.7 million, respectively. The majority of these impairments, $231.7 million, relate to financial services industry investments. As of December 31, 2008 we have received the principal and interest in accordance with the contractual terms for a majority of these impaired securities.

Fixed Maturity Securities
We allocate most of our fixed maturity income securities to support our insurance business. The following table identifies the fixed maturity securities by type as of December 31, 2008 and December 31, 2007:

	December 31, 2008
	Amortized	Unrealized	Unrealized		% of Fair
	Cost	Gains	Losses	Fair Value	Value
	(in thousands)
Corporate bonds	$8,197,057	$71,968	$(943,424)	$7,325,601	73.5%
Mortgage-backed securities	1,205,379	17,974	(82,118)	1,141,235	11.5
States and political subdivisions	742,175	10,940	(19,922)	733,193	7.4
Public utilities	587,265	8,440	(35,668)	560,037	5.5
US Treasury and government agencies	174,037	3,355	(3)	177,389	1.8
Foreign governments	5,254	1,618	(87)	6,785	0.1
Other	30,230	2	(4,932)	25,300	0.2

Total fixed income	$10,941,397	$114,297	$(1,086,154)	$9,969,540	100.0%

	December 31, 2007
	Amortized	Unrealized	Unrealized		% of Fair
	Cost	Gains	Losses	Fair Value	Value
	(in thousands)
Corporate bonds	$7,907,068	$124,974	$(180,500)	$7,851,542	74.6%
Mortgage-backed securities	1,163,340	7,508	(22,363)	1,148,485	10.9
States and political subdivisions	644,547	7,882	(981)	651,448	6.2
Public utilities	603,686	14,699	(6,061)	612,324	5.8
US Treasury and government agencies	250,420	1,945	(312)	252,053	2.4
Foreign governments	6,668	664	(23)	7,309	0.1

Total fixed income	$10,575,729	$157,672	$(210,240)	$10,523,161	100.0%

At December 31, 2008, our fixed maturity securities had an estimated fair market value of $10.0 billion, which was $971.8 million (8.9%) below the amortized cost. At December 31, 2007, our fixed maturity securities had an estimated fair market value of $10.5 billion, which was $52.6 million (0.5%) below the amortized cost. The overall investment portfolio is affected by concerns driven by deterioration in the credit market. This market condition has led to significant asset write-downs as discussed above in the Other-Than-Temporary Impairments section.

The following table summarizes the fixed income portfolio’s contractual maturities, as of December 31, 2008 and December 2007:

	December 31, 2008
	Amortized Cost	Percent	Estimated Fair Value	Percent
	(in thousands)
Bonds Held To Maturity
Due in one year or less	$335,885	5.0%	$334,044	5.4%
Due after one year through five years	2,880,344	43.1	2,674,238	43.5
Due after five years through ten years	2,722,138	40.7	2,436,099	39.6
Due after ten years	737,619	11.1	700,052	11.4
Without single maturity date	5,851	0.1	4,270	0.1

Total Bonds Held To Maturity	$6,681,837	100.0%	$6,148,703	100.0%

Bonds Available For Sale
Due in one year or less	$154,877	3.6%	$153,727	4.0%
Due after one year through five years	1,359,792	31.9	1,237,037	32.4
Due after five years through ten years	2,012,462	47.2	1,733,270	45.3
Due after ten years	722,153	17.0	689,786	18.1
Without single maturity date	10,276	0.3	7,017	0.2

Total Bonds Available For Sale	$4,259,560	100.0%	$3,820,837	100.0%

Total	$10,941,397		$9,969,540

	December 31, 2007
	Amortized Cost	Percent	Estimated Fair Value	Percent
	(in thousands)
Bonds Held To Maturity
Due in one year or less	$319,141	4.8%	$320,415	4.8%
Due after one year through five years	1,892,993	28.3	1,929,781	28.8
Due after five years through ten years	3,295,874	49.2	3,261,365	48.8
Due after ten years	1,178,588	17.6	1,168,268	17.5
Without single maturity date	5,851	0.1	5,345	0.1

Total Bonds Held To Maturity	$6,692,447	100.0%	$6,685,174	100.0%

Bonds Available For Sale
Due in one year or less	$110,830	2.9%	$114,900	3.0%
Due after one year through five years	1,018,829	26.2	1,016,771	26.5
Due after five years through ten years	2,143,337	55.2	2,096,740	54.6
Due after ten years	605,010	15.6	604,463	15.8
Without single maturity date	5,276	0.1	5,113	0.1

Total Bonds Available For Sale	$3,883,282	100.0%	$3,837,987	100.0%

Total	$10,575,729		$10,523,161

The following table identifies the total invested assets by credit quality as of December 31, 2008 and December 31, 2007:

	December 31, 2008			December 31, 2007
	Amortized		% of Fair	Amortized		% of Fair
	Cost	Fair Value	Value	Cost	Fair Value	Value
	(in thousands)
AAA	$1,671,644	$1,644,482	16.5%	$2,077,984	$2,066,478	19.6%
AA	1,044,896	984,250	9.9	1,103,379	1,107,575	10.5
A	4,278,795	3,983,117	40.0	3,829,658	3,824,449	36.4
BBB	3,266,507	2,801,027	28.1	3,028,852	2,997,080	28.5
BB	282,298	222,591	2.2	235,289	234,436	2.2
Below BB	397,257	334,074	3.3	300,567	293,143	2.8%

Total	$10,941,397	$9,969,540	100.0%	$10,575,729	$10,523,161	100.0%

We have limited exposure to below investment grade securities. In aggregate, below investment grade securities amount to less than 6.0% of our fixed income securities at December 31, 2008. This is consistent with the prior year. Corporate bonds represent $7.3 billion (73.5%) of our fixed maturity securities at fair value, as of December 31, 2008.
Equity Securities
We have invested $902.4 million, or 6.2% of our invested assets, in a well diversified equity investment portfolio. Of these equity securities, 94.6% are invested in publicly traded (on a national US stock exchange) common stock. The remaining 5.4% of the equity portfolio is invested in publicly traded preferred stock.
We carry our equity portfolio at fair value based on quoted market prices obtained from independent pricing services. The amortized cost and estimated fair market value of the equity portfolio as of December 31, 2008 and 2007 are:

	December 31, 2008
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(in thousands)
Common Stock	$820,908	$115,692	$(83,070)	$853,530
Peferred Stock	60,718	3,609	(15,505)	48,822

Total	$881,626	$119,301	$(98,575)	$902,352

	December 31, 2007
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(in thousands)
Common Stock	$866,371	$375,402	$(46,791)	$1,194,982
Peferred Stock	87,422	1,742	(10,279)	78,885

Total	$953,793	$377,144	$(57,070)	$1,273,867

We maintain a well diversified equity portfolio. Our common stock portfolio is summarized below by market sector distribution:

	Year Ended December 31,
	2008	2007
	(in percent)
Equity Securities
Consumer Goods	20%	19%
Energy & Utilities	13	13
Financials	16	24
Health Care	13	11
Industrials	8	8
Information Technology	13	13
Materials	2	3
Communication	5	3
Mutual Funds	10	6

Total	100%	100%

The decrease in the financial sector relates to the deterioration in the current market. Refer to the Other-Than-Temporary Impairments discussion above. The changes in distribution for other sectors are a reflection of their relative position in comparison to the change in the financial sector and do not represent changes in our diversification goals.
Mortgage Loans
We invest primarily in commercial mortgage loans that are diversified by property type and geography. We do not make residential mortgage loans; therefore, we have no direct exposure to sub-prime or Alt A mortgage loans. Generally, mortgage loans are secured by first liens on income-producing real estate with a loan-to-value ratio of up to 75%. Mortgage loans are used as a component of fixed income investments that support our insurance liabilities. Mortgage loans comprised 13.0% of total invested assets at December 31, 2008. Mortgage loans on real estate are recorded at carrying value, which is comprised of the original cost, net of repayments, amortization of premiums, accretion of discounts, unamortized deferred revenue and valuation allowances.
The following tables present the distribution across property types and geographic regions for mortgage loans at December 31, 2008 and 2007:

	Year Ended December 31,
	2008	2007
	(in percent)
Industrial	25%	24%
Office buildings	30	25
Shopping centers	21	24
Hotels and motels	17	15
Commercial	3	9
Other	4	3

Total	100%	100%

	Year Ended December 31,
	2008	2007
	(in percent)
West South Central	22%	23%
South Atlantic	17	16
Pacific	13	16
East North Central	22	15
Middle Atlantic	10	11
East South Central	4	4
New England	5	7
Mountain	5	5
West North Central	2	3

Total Properties	100%	100%

We increased our investment in mortgage loans on real estate by $337.0 million in 2008 as the combination of yield and collateral made them relatively attractive compared to other fixed income alternatives. In response to the market, we increased our investment in office buildings (principally medical offices) by 5% reducing our relative exposure to retail.
As of December 31, 2008 and 2007, our valuation allowance for mortgage loan credit losses was $19.4 million and $15.6 million, respectively. The valuation allowance has two components. The first component is based on our historic portfolio default risk of 0.8% of current loans. The second component of the allowance is calculated through analysis of specific loans that are believed to be at a higher risk of becoming impaired in the near future.
At December 31, 2008, delinquent mortgage loans and foreclosed properties were $11.8 million or 0.6% of the total mortgage loans. We do not expect these investments to adversely affect our investment portfolio or our ability to maintain our matching of assets and liabilities.
The average coupon yield on the principal funded for mortgage loans was 6.6% in 2008 compared with 6.4% in 2007. The increase in yield was the result of new loans being made at market rates above the existing average coupon yield.
Investment in Real Estate
We invest in commercial real estate with positive cash flows or where appreciation in value is expected. Real estate is owned directly by our insurance companies, through non-insurance affiliates, or through joint ventures. The carrying value of real estate is stated at cost, less allowance for depreciation and valuation impairments. Depreciation is provided over the estimated useful lives of the properties. We did not record any material other-than-temporary-impairments on investment real estate in 2008.
The following tables present the distribution across property types and geographic regions for real estate at December 31, 2008 and 2007:

	Year Ended December 31,
	2008	2007
	(in percent)
Industrial	45%	43%
Office buildings	18	20
Shopping centers	23	23
Hotels and motels	2	2
Commercial	1	1
Other	11	11

Total	100%	100%

	Year Ended December 31,
	2008	2007
	(in percent)
West South Central	64%	60%
South Atlantic	16	17
Pacific	2	3
East North Central	6	6
Middle Atlantic	—	—
East South Central	10	11
New England	—	—
Mountain	1	1
West North Central	1	2

Total Properties	100%	100%

Policy Loans
Certain life insurance products offered by us permit policyholders to borrow funds from us using their policy as collateral. The maximum amount of the policy loan depends upon the policy’s surrender value and the number of years since policy origination. As of December 31, 2008, we had $354.4 million in policy loans with a loan to surrender value of 58.3%. Interest rates on policy loans primarily range from 3.0 % to 8.0 % per annum.
Policy loans may be repaid at any time by the policyholder and have priority to any claims on the policy. If the policyholder fails to repay the policy loan, funds are withdrawn from the policy’s death benefits.
Short-Term Investments
Short-term investments are composed primarily of Commercial Paper rated A2/P2 or better by Standard & Poor’s and Moody’s, respectively. The amount of short-term investments fluctuates depending on our liquidity needs. An additional short-term investment reserve was built in 2007 because of anticipated surrenders on annuities in 2008. Consistent with our asset/liability management program in place, short-term investments were increased to cover cash flows from the potential surrender liabilities. Short-term investments returned to historic levels by year end 2008 based on the asset/liability management program to support our liquidity needs. Additionally, there is a decrease in surrenders in the current market environment which indicates a lesser need for the additional short-term investments.

Investment Income and Realized Gains/ (Losses):
Investment income and realized gains/ (losses) on investments, before federal income taxes, for the years ended December 31, 2008, 2007 and 2006 are summarized as follows:

	Investment Income			Gains (Losses) on Investments
	Year Ended December 31,			Year Ended December 31,
	2008	2007	2006	2008	2007	2006
	(in thousands)
Bonds	$623,356	$620,035	$610,268	$(157,272)	$366	$3,192
Preferred stocks	5,687	4,561	3,356	(49,172)	—	(6)
Common stocks	28,977	27,002	28,641	(164,407)	23,913	62,872
Mortgage loans	118,067	103,627	104,052	—	—	—
Real estate	114,198	126,926	151,099	1,005	18,563	26,888
Other invested assets	12,123	40,994	56,386	(5,977)	(40)	53

	902,408	923,145	953,802	(375,823)	42,802	92,999
Investment expenses	(106,231)	(110,176)	(117,785)	—	—	—
Decrease (increase) in valuation allowances	—	—	—	(3,886)	(1,775)	7,257

Total	$796,177	$812,969	$836,017	$(379,709)	$41,027	$100,256

The total decrease in investment income was primarily driven by changes in real estate income and other invested assets. A high level of property sales due to favorable market conditions in the prior year led to increased investment income in year 2007. Based on average property sales in 2008, the real estate income decreased, contributing to the lower investment income in year 2008. The decrease in income for other invested assets was due to the loss incurred on the options held to hedge equity indexed annuity sales. This was due to a decline in the fair value of such options in 2008. The equity indexed annuity options make up the majority of the other invested assets. Refer to the Results of Operations – Annuity section for further discussion.
The majority of the realized losses are write-downs of securities due to other-than-temporary impairments. Such write-downs totaled $367.0 million in 2008 compared to $7.2 million and $8.6 million for years ended 2007 and 2006, respectively. Realized gains and real estate investment income fluctuate because they are the result of decisions to sell invested assets that depend on considerations of investment values, market opportunities and tax consequences. We do not hold investments for trading purposes and only sell when the opportunity fits our investment objectives. In 2006, we were net seller of stocks and real estate after determining that market conditions were appropriate for such action. We sold a lesser amount in 2007 and very little in 2008.
All of the realized gains and losses are allocated to the Corporate and Other segment. The risk of realized losses is charged to the insurance segments through a monthly default charge with the income from the charge allocated to the Corporate and Other segment to compensate it for any potential realized losses that would be recorded. The default charge rate is set as a percentage of the asset base that supports each of the insurance segments, with the rate set depending on the risk level of the asset involved.

Unrealized Gains and Losses:
The net change in unrealized gains/(losses) on marketable securities, as presented in the stockholders’ equity section of the consolidated statements of financial position, equaled a loss of $331.8 million in 2008 and a gain of $0.3 million and $28.9 million in 2007 and 2006, respectively.
The change in the net unrealized gains or losses for the years ended December 31, 2008, 2007 and 2006, is summarized as follows:

	Year Ended December 31,
	2008	2007	2006
	(in thousands)
Bonds available-for-sale	$(393,429)	$(4,443)	$(38,062)
Preferred stocks	(3,359)	(9,544)	150
Common stocks	(295,988)	11,161	70,520
Amortization of deferred policy acquisition costs	164,937	3,080	13,675

	(527,839)	254	46,283
Provision for federal income taxes	185,273	(130)	(16,189)

	(342,566)	124	30,094

Change in unrealized gains of investments attributable to participating policyholders’ interest	10,738	144	(1,159)

Total	$(331,828)	$268	$28,935

As of December 31, 2008, the net unrealized loss for our available for sale bond portfolio totaled $438.8 million, comprised of $43.0 million of unrealized gains and $481.8 million of unrealized losses. This is compared to a net unrealized loss for the available for sale bond portfolio totaling $45.3 million and $40.9 million at December 31, 2007 and 2006, respectively. The unrealized losses in the available for sale bond portfolio were in corporate bonds, primarily comprised of securities in the financial services sector. These gross unrealized losses were primarily company specific and due to current market conditions.
As of December 31, 2008 the net unrealized gain for the common stock portfolio totaled $33.9 million. This is compared to a net unrealized gain for the common stocks totaling $329.9 million and $317.5 million at December 31, 2007 and 2006, respectively. The 2008 change in the net unrealized gain/ (loss) resulted from the declining market conditions, which was offset by the recording of other-than-temporary impairments as noted above.
As of December 31, 2008 the net unrealized loss for the preferred stock portfolio totaled $11.9 million. This is compared to a net unrealized loss for the preferred stocks totaling $8.5 million at December 31, 2007, and net unrealized gain of $1.0 million in 2006. Again, the reason for the increase in the unrealized loss is primarily the realizing of part of the loss through other-than-temporary impairments.
Quantitative and Qualitative Disclosures about Market Risk
We hold a diversified portfolio of investments that includes cash, bonds, preferred stocks, common stocks, mortgage loans, policy loans, and real estate. Our investments are subject to various market risks including interest rate risk, credit risk and risk of changes in equity prices. Adverse changes to these rates and prices may occur due to changes in the liquidity of a market or market segment, or to changes in market perceptions of credit worthiness and/or risk tolerance.
Our management and culture is generally risk adverse and emphasizes risk management throughout all our operations. The active management of market risk is integral to our results of operations. A key component of our risk management program is our ALM (asset/liability management) Committee. The ALM committee, under the direction of the Chief Corporate Risk Management Officer, monitors the level of risk to which we are exposed in managing our assets and liabilities in order to attain the desired risk-return profile. A significant aspect of this risk management involves our managing the link between the characteristics of our investments and the anticipated policy obligations and liabilities; a process commonly referred to as asset/liability management. Among other things, this includes maintaining adequate reserves, monitoring claims experience, managing interest rate spreads and protecting against disintermediation risk for life insurance and annuity products. As part of our risk management procedures we also manage exposure concentrations, deductibles and reinsurance for property and casualty products.
As a part of the ALM process, we establish target asset portfolios for each major insurance product, which represent the investment strategies used to profitably fund our liabilities within acceptable levels of risk. We monitor these strategies through regular review of portfolio metrics, such as effective duration, yield curve sensitivity, convexity, liquidity, asset sector concentration and credit quality. In executing these asset/liability management strategies, we regularly reevaluate the estimates used in determining the approximate amounts and timing of payments to or on behalf of policyholders for insurance liabilities. Many of these estimates are inherently subjective and could impact our ability to achieve our asset/liability management goals and objectives.
In addition to our ALM Committee, in recent years, we have expanded our efforts with respect to enterprise risk management to help us proactively identify, prioritize and manage various risks including market risks. Under the leadership of our Chief Corporate Risk Management Officer and the support of our Board of Directors, we have developed an approach and have focused our effort to accomplish the principles of enterprise risk management including:
•	Designing an approach to identify potential risks and events that may affect the entity;

•	Managing risks within our risk profile; and

•	Providing reasonable assurance regarding the achievement of our strategic objectives.
We expect these ongoing enterprise risk management efforts will broaden the set of risk management tools used to ensure the efficient allocation of capital and enhanced measurement of possible diversification benefits across business segments and risk classes.
Interest Rate Risk
The primary market risk to the investment portfolio is the interest rate risk associated with investments in fixed maturity securities. Interest rate risk is the risk that the value of our interest-sensitive assets or liabilities will change with changes in market interest rates. Fixed maturity securities represent a significant portion (72.2%) of our investment portfolio. Our exposure to interest rate risk relates to the market price and/or cash flow variability associated with the changes in market interest rates. Our exposure to cash flow changes are discussed fully in the Liquidity and Capital Resources section of the MD&A. The fair market value of these fixed maturity securities are inversely related to changes in market interest rates. As interest rates fall, the coupon and dividend streams of existing fixed rate investments become more valuable as market values rise and vice versa. We utilize our ALM Committee as the primary tool to monitor interest rate risk. The carrying value of our investment portfolio as of December 31, 2008 and 2007 was $14.5 billion and $15.0 billion, respectively; of which 45.9% at year-end 2008 was invested in held-to-maturity bonds, 26.3% was invested in available for-sale bonds, and the remaining amounts primarily were invested in equity securities, mortgage loans, policy loans, real estate and short term investments. Detailed information regarding the carrying values of our investment portfolio can be found in the Investments section of the MD&A.
The interest rate exposure for our investments in mortgage loans is relatively insignificant compared to other risk exposures. These loans are expected to be repaid from the cash flows or proceeds from the sale of real estate. As of December 31, 2008 these mortgage loans have fixed rates from 5.0% to 12.0% and variable rates from 2.5% to 9.0%. Most of the mortgage loan contracts require periodic payments of both principal and interest and have amortization periods of three years to thirty years.

Market interest rate fluctuation has a direct impact on the value of our fixed maturity securities. At December 31, 2008, we had a recorded net unrealized investment loss of $393.4 million on our available-for-sale bond portfolio, compared to a net unrealized loss of $4.4 million at December 31, 2007. This change was primarily the result of significant deterioration in the credit markets during 2008. Information regarding our unrealized gains or losses can be found in the Investments section of the MD&A.
Interest Rate sensitivity analysis: The table below shows the sensitivity of our fixed maturity investments to increases and decreases in interest rates and the pre-tax change in market value resulting from such changes.

	Increase/(decrease) in market value given an interest rate
	increase/(decrease) of X basis points
	(100)	(50)	50	100

As of December 31, 2008
Investment portfolio	$391,701	$198,650	$(203,759)	$(406,628)

As of December 31, 2007
Investment portfolio	$468,095	$236,083	$(240,750)	$(482,021)
Actual results could differ materially from the amounts noted above due to the assumptions and estimates used in calculating the analysis above. Our interest rate sensitivity analysis was calculated assuming instantaneous, one time parallel shifts in the corresponding year end Treasury yield curves of +/-100bps, and +/-50bps. All other variables were assumed to remain constant. Therefore, these calculations may not fully reflect any prepayment to the portfolio, changes in corporate spreads or non-parallel changes in interest rates.
In addition to our fixed maturity securities being subject to interest-rate risk, we also have liabilities that are sensitive to interest-rate risk. These liabilities include annuities and interest sensitive insurance contracts, which have the same type of interest rate exposure as our fixed maturity securities. We employ a combination of product design, pricing and ALM strategies to reduce the adverse effects of interest rate movements on these liabilities. Product design and pricing strategies include the use of surrender charges or restrictions on withdrawals in some products. ALM strategies include the use of derivatives to hedge equity indexed annuity values, the purchase of securities structured to protect against prepayments, prepayment restrictions related fees on mortgage loans, and consistent monitoring of the pricing of our products in order to better match the duration of the assets and liabilities they support.
In addition to interest rate fluctuations impacting our assets and liabilities, we are also exposed to disintermediation risk. Disintermediation risk refers to the risk that interest rates will rise and policy loans and surrenders will increase; or that maturing policies will not renew at anticipated rates of renewal. This risk manifests itself when due to rapid changes in interest rates, policyholders move their assets into new products offering higher rates. We then may have to sell assets earlier than anticipated to pay for these withdrawals. Our life insurance and annuity product designs, underwriting standards and risk management techniques are utilized to protect against disintermediation risk and greater than expected mortality and morbidity risks. We strive to mitigate disintermediation risk through the use of surrender charges, certain provisions prohibiting the surrender of a policy, and market value adjustment features. Investment guidelines, including duration targets, asset allocation tolerances and return objectives, help to ensure that disintermediation risk is managed within the constraints of profitability criteria. Prudent underwriting is applied to select and price insurance risks, and we regularly monitor claims experience relative to our product pricing assumptions. Implementation of disciplined claims management serves to further protect against fraudulent and unjustified claims activity.

Credit Risk
Credit risk is the level of certainty that a security issuer will maintain its ability to honor the terms of a particular security until maturity. Our insurance and annuity products are primarily supported by investments in fixed maturity securities which primarily include investment grade bonds and collateralized mortgage obligations. Information regarding the credit quality of our fixed maturity portfolio can be found in fixed maturities discussion in the Investments section of the MD&A.
To manage credit risk, we have an established, formal Investment Plan and Guidelines approved by our Board of Directors. Collectively, these documents provide issuer and geographic concentration limits, investment size limits and other applicable parameters such as loan to value guidelines. Investment activity, including the setting of investment policies and defining acceptable risk levels, is subject to review and approval of our Investment Committee, a committee of two members of the Board of Directors and senior investment professionals.
We are also exposed to credit risk as a result of our reinsurance program. We manage our underwriting risk exposures by following the industry practice of reinsuring portions of our insurance risks. We purchase reinsurance from several providers and are not dependent on any single reinsurer. While we believe these reinsurance providers are reputable and financially secure carriers, our reinsurance program does result in us being subject to credit risk of default of the reinsurer. Reinsurance does not eliminate our liability to pay our policyholders, and we remain primarily liable to our policyholders for the risks we insure.
Equity Risk
Equity risk is the risk that we will incur losses due to adverse changes in the general levels of the equity markets or in the levels of specific investments within the investment portfolio. At December 31, 2008, we held approximately $902.4 million of common and preferred stock securities which had equity risk. There was a serious decline in equity markets during the second half of 2008. Our exposure to the equity markets is managed by sector and mimics the Standard & Poor’s 500 Index (“S&P 500”) with minor variations. As a result of the challenging market conditions, we incurred substantial realized losses ($213.6 million), primarily in the latter half of 2008. We continue to mitigate our equity risk by diversification of the overall investment portfolio and through prudent investing activities in the equity markets.
Changes in Accounting Principles
Refer to Item 13, Note 2 to the Consolidated Financial Statements for a discussion on recently issued accounting pronouncements not yet adopted.

Supplementary Financial Information
Selected Quarterly Financial Data
The unaudited quarterly results of operations for 2008 and 2007 are summarized in the table below:

	Year Ended December 31, 2008
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
	(in thousands)
Total revenues	$724,080	$731,188	$522,493	$540,880	$2,518,641
Total benefits, losses and expenses	681,137	744,873	707,635	684,748	2,818,393
Income/(loss) before taxes and other items	42,943	(13,685)	(185,142)	(143,868)	(299,752)
Income tax expense/(benefit)	10,220	(11,237)	(62,526)	(58,487)	(122,030)
Minority interest in income/(loss) of consolidated subsidiaries	—	—	—	31	31
Equity in earnings of unconsolidated affiliates	7,648	613	(1,795)	(1,501)	4,965
Income/(loss) from continuing operations	40,371	(1,835)	(124,411)	(86,851)	(172,726)
Income/(loss) from discontinued operations	(1,346)	(1,100)	(622)	21,796	18,728
Net income/(loss)	39,025	(2,935)	(125,033)	(65,055)	(153,998)

Net income/(loss) per share:
Basic	1.47	(0.11)	(4.72)	(2.46)	(5.82)
Diluted	1.47	(0.11)	(4.72)	(2.46)	(5.82)

	Year Ended December 31, 2007
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
	(in thousands)
Total revenues	$745,238	$819,285	$766,357	$725,193	$3,056,073
Total benefits, losses and expenses	676,323	735,917	650,476	646,111	2,708,827
Income before taxes and other items	68,915	83,368	115,881	79,082	347,246
Income tax expense	20,517	25,228	36,949	23,169	105,863
Minority interest in income of consolidated subsidiaries	—	—	—	482	482
Equity in earnings of unconsolidated affiliates	2,130	2,105	1,383	(1,752)	3,866
Income from continuing operations	50,528	60,245	80,315	54,643	245,731
Income/(loss) from discontinued operations	(1,326)	(1,251)	(1,070)	(1,311)	(4,958)
Net income	49,202	58,994	79,245	53,332	240,773

Net income per share:
Basic	1.86	2.23	2.99	2.01	9.09
Diluted	1.84	2.22	2.98	2.00	9.04

ITEM 3. PROPERTIES
Our home office is located in Galveston, Texas. We own and occupy approximately 420,000 square feet of office space in this building. We also own the following additional properties that are materially important to our operations:
•	We own and occupy three buildings in League City, Texas, consisting of a total of approximately 298,000 square feet. Approximately one-third of such space is leased to third parties. Our use of these facilities is related primarily to our Life, Health, and Corporate and Other segments.

•	Our Property and Casualty segment conducts substantial operations through the American National Property and Casualty group of companies in Springfield, Missouri, and the Farm Family companies in Glenmont, New York. The Springfield facility is approximately 232,000 square feet, of which we occupy approximately two-thirds, with the remaining portion leased to third parties. The Glenmont facility is approximately 140,000 square feet, all of which is occupied by us.

•	We own an approximately 100,000 square foot facility in San Antonio, Texas. We occupy approximately one half of this facility. We use this facility as a remote processing center for customer support and to support other business operations in the event the Galveston home office is evacuated due to catastrophic weather.
We believe our properties are adequate and suitable for our business as currently conducted and are adequately maintained. The above properties do not include properties we own for investment only.

ITEM 4.	SECURITY OWNERSHIP BY DIRECTORS, OFFICERS AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
As of the close of business on March 31, 2009, we had 26,820,166 shares of our $1 par value per share common stock issued and outstanding. There were no other classes of shares issued and outstanding. The following table sets forth information as of March 31, 2009 concerning each person or group owning more than five percent of the outstanding shares of our common stock. As described in the notes to the table set forth below, certain named persons share the power of voting and disposition with respect to certain shares of common stock. Consequently, such shares are shown as being beneficially owned by more than one person.

	Amount and Nature of		Percent of
Name and Address of Beneficial Owner	Beneficial Ownership		Class

5% Beneficial Owners:

THE MOODY FOUNDATION(1) 2302 Post office Street, Suite 704 Galveston, Texas 77550	6,157,822		22.96

LIBBIE SHEARN MOODY TRUST(2) c/o Moody National Bank Trust Department 2302 Post office Street Galveston, Texas 77550	9,949,585		37.10

MOODY NATIONAL BANK, TRUSTEE(4) 2302 Post office Street Galveston, Texas 77550	12,489,057	(3)	46.57

(1)	The Moody Foundation is a charitable trust classified as a private foundation which was established in 1942 by W. L. Moody, Jr., and his wife, Libbie Shearn Moody, for charitable and educational purposes. The Trustees of The Moody Foundation are Robert L. Moody and Frances Anne Moody-Dahlberg, who are also our directors, and Ross Rankin Moody. Frances Anne Moody-Dahlberg and Ross Rankin Moody are children of Robert L. Moody.

(2)	The Libbie Shearn Moody Trust is a split-interest trust with both charitable and non-charitable beneficiaries. Such trust was established in 1943 and funded by a residuary bequest under the Will of Libbie Shearn Moody. Moody National Bank is the Trustee of the Libbie Shearn Moody Trust and, as such, has sole voting power with respect to the 9,949,585 shares of common stock owned by such Trust.

(3)	In addition to acting as Trustee of and voting the common stock owned by the Libbie Shearn Moody Trust, Moody National Bank also acts as (i) trustee for and votes the 1,155,000 shares of common stock owned by the W.L. Moody, Jr. Trust for Grandchildren (“Trust 19”) and 487,794 shares of common stock owned by other trusts (see “Security Ownership of Management” for additional information); (ii) agent for and votes 780,000 shares of common stock held pursuant to an Agency and Investment Services Agreement for the benefit of The Moody Endowment, a non-profit corporation; and (iii) custodian for and votes 116,678 shares of common stock held pursuant to a Custodial Agreement with Transitional Learning Center at Galveston, a non-profit corporation. Accordingly, Moody National Bank, as trustee, agent or custodian, votes an aggregate of 12,489,057 shares, which constitutes 46.57% of our outstanding shares.

(4)	Management has been advised that Moody Bank Holding Company, Inc. (“MBHC”), which is wholly-owned by Moody Bancshares, Inc. (“Bancshares”), owns approximately 97.8% of the common stock of Moody National Bank. Management has further been advised that the Three R Trusts, trusts created by Robert L. Moody for the benefit of his children (two of whom, Russell S. Moody and Frances Anne Moody-Dahlberg are our directors) own 100% of Bancshares’ Class B Stock (which elects a majority of Bancshares’ directors) and 51.3% of Bancshares’ Class A Stock. Accordingly, the Three R Trusts, through ownership of Bancshares, controls Moody National Bank. The Trustee of the Three R Trusts is Irwin M. Herz, Jr., one of our advisory directors, and a partner in Greer, Herz & Adams, L.L.P., 18th Floor, One Moody Plaza, Galveston, Texas, General Counsel to us and counsel to Moody National Bank, Bancshares and MBHC. Robert L. Moody is Chairman of the Board, Chief Executive Officer and a director of Moody National Bank, Bancshares and MBHC.
SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS
The information contained in the following table is given with respect to the ownership of our common stock on March 31, 2009 by each of our directors, each of the executive officers named in the Summary Compensation Table, and for our directors and executive officers as a group:

	Amount and Nature of			Percent of
Name of Beneficial Owner	Beneficial Ownership			Class

Arthur O. Dummer	5,267	(1)	Direct	*

Dr. Shelby M. Elliott	4,667	(2)	Direct	*

G. Richard Ferdinandtsen	63,000	(3)	Direct	*

Frances Anne Moody-Dahlberg(4)	8,000	(2)	Direct	*
	6,157,822	(5)	Indirect	22.96

Robert L. Moody(4)(6)	493,809	(7)	Direct	3.92
	557,135	(8)(9)	Indirect
	6,157,822	(5)	Indirect	22.96

Russell S. Moody(4)	8,000	(2)	Direct	*

William L. Moody IV(4)(6)	98,240	(10)	Direct	*

Frank P. Williamson	5,717	(11)	Direct	*

James D. Yarbrough	8,000	(2)	Direct	*

Stephen E. Pavlicek	600		Direct	*

Gregory V. Ostergren	1,500		Direct	*

David A. Behrens	100		Direct	*

All Directors and Executive Officers as a Group	702,279		Direct	2.62
	6,714,957		Indirect	25.04

	7,417,236			27.66

*	Less than 1%.

(1)	Includes 4,667 shares of our Restricted Stock.

(2)	Shares of our Restricted Stock.

(3)	Includes 60,000 shares of our Restricted Stock.

(4)	Robert L. Moody and William L. Moody IV are life income beneficiaries of Trust 19. Frances Anne Moody-Dahlberg and Russell S. Moody, two of our directors, are children of Robert L. Moody and, as such, have a contingent residuary interest in Robert L. Moody’s beneficial interest in Trust 19. The numbers in the table above do not include shares held in Trust 19. (See Footnote 3 under “Security Ownership of Certain Beneficial Owners” above for additional information about Trust 19.)

(5)	These shares are owned by The Moody Foundation, of which Frances Anne Moody-Dahlberg and Robert L. Moody are Trustees. (See “Security Ownership of Certain Beneficial Owners” above.)

(6)	Robert L. Moody and William L. Moody IV are life income beneficiaries of the Libbie Shearn Moody Trust. Robert L. Moody has advised management that he has assigned all of his life income interest in such trust to National Western Life Insurance Company, a Colorado insurance company controlled by him. The numbers in the table above do not include shares held in the Libbie Shearn Moody Trust. (See Footnote 2 under “Security Ownership of Certain Beneficial Owners” above for additional information about such trust.)

(7)	Includes 150,000 shares of our Restricted Stock.

(8)	Robert L. Moody is the sole owner of the 1% general partner in the M-N Family Limited Partnership (the “M-N Partnership”), which owns 507,025 shares of our common stock. As the sole owner of the general partner of the M-N Partnership, Robert L. Moody has the indirect power to manage the assets of the M-N Partnership, including voting the M-N Partnership’s 507,025 shares of our common stock.

(9)	Robert L. Moody is a 1% general partner in the RLMFLP Limited Partnership (the “RLMFLP Partnership”), which owns 50,000 shares of our Restricted Stock. As the sole general partner of the RLMFLP Partnership, Robert L. Moody has the power to manage the assets of the RLMFLP Partnership, including voting the RLMFLP Partnership’s 50,000 shares of our Restricted Stock. Mr. Moody also holds 110 shares as agent.

(10)	Includes 8,000 shares of our Restricted Stock.

(11)	Includes 4,667 shares of our Restricted Stock.
SECURITY OWNERSHIP OF ADVISORY DIRECTORS
The information contained in the following table is given with respect to the ownership of our common stock on March 31, 2009 by each of our advisory directors:

	Amount and Nature of			Percent of
Name of Beneficial Owner	Beneficial Ownership			Class

Irwin M. Herz, Jr.	16,815	(1)	Direct	*
	9,550	(2)	Indirect	*

R. Eugene Lucas	8,684	(1)	Direct	*
	13	(3)	Indirect	*

E. Douglas McLeod	8,000	(4)		*

*	Less than 1%.

(1)	Includes 8,000 shares of our Restricted Stock.

(2)	Shares owned by the Three R Trusts, of which Mr. Herz is Trustee. (See Footnote 4 under “Security Ownership of Certain Beneficial Owners” above for additional information about the Three R Trusts.)

(3)	Shares owned by spouse.

(4)	Shares of our Restricted Stock.
The information shown in the previous three tables was obtained from Statements of Beneficial Ownership furnished to us by each of the persons or entities listed or from other communications with such persons or entities.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS
INFORMATION CONCERNING DIRECTORS
The following information is given with respect to the directors:

			Year
			First
			Elected to
Name	Age	Principal Occupation and Background	Board

Arthur O. Dummer(1)	75	President, The Donner Company (privately owned actuarial consulting company), Salt Lake City, Utah; Past Chairman of the Board of Directors of the National Organization of Life and Health Guaranty Associations, Herndon, Virginia; Director of Casualty Underwriters Insurance Company, Salt Lake City, Utah (privately owned insurance company); Director, Chairman of the Board of Directors of American Community Mutual Insurance Company, Livonia, Michigan (mutual insurance company); President and Director of Western United Holding Company, Spokane, Washington (privately owned insurance holding company); Past Director of Beneficial Life Insurance Company, Salt Lake City, Utah; Aurora National Life Assurance Company, Los Angeles, California; Continental Western Life Insurance Company, Des Moines, Iowa; Utah Home Fire Insurance Company, Salt Lake City, Utah; and PHA Life Insurance Company, Portland, Oregon (all privately owned insurance companies); Past Director of National Western Life Insurance Company, Austin, Texas.	2004

Dr. Shelby M. Elliott(2)(3)	82	President-Emeritus of Texas Chiropractic College since 2004; President of Texas Chiropractic College from 1990 through 2003; Director of Moody National Bank from March 2000 to March 2004 (privately owned bank); Past Director of First Texas Bank, Vidor, Texas (privately owned bank); Past Director of Yettie Kersting Memorial Hospital, Liberty, Texas; and Past Chairman of the American Chiropractic Association.	2004

G. Richard Ferdinandtsen(4)	72	President of the Company since April 2000 and Chief Operating Officer since April 1997; also a director and/or officer of each principal subsidiary of the Company. Prior positions with the Company include Senior Executive Vice President, Chief Administrative Officer from April 1996 to April 1997; Senior Vice President, Health Insurance from April 1993 to April 1996; and Senior Vice President, Group Insurance from July 1990 to April 1993. Prior to joining the Company, Mr. Ferdinandtsen served as President and Chief Operating Officer of American Security Life Insurance Company from April 1983 to January 1991.	1997

Frances Anne Moody-Dahlberg(5)(6)	39	Executive Director of The Moody Foundation (charitable and educational foundation) since January 1998, and a Trustee of The Moody Foundation since February 2004; Director of National Western Life Insurance Company, Austin, Texas; Director of Gal-Tex Hotel Corporation (hotel management corporation) from March 2000 to December 2003; Director of The Moody Endowment (charitable corporation) from 1991 to February 2004.	1987

			Year
			First
			Elected to
Name	Age	Principal Occupation and Background	Board

Robert L. Moody(4)(5)	73	Chief Executive Officer since July 1991 and Chairman of the Board since 1982; Chairman of the Board, Chief Executive Officer and Director of Moody National Bank (banking services); Chairman of the Board, Chief Executive Officer and Director of National Western Life Insurance Company, Austin, Texas; Trustee of The Moody Foundation (charitable and educational foundation).	1960

Russell S. Moody(5)(6)	48	Investments, League City, Texas. Director of National Western Life Insurance Company, Austin, Texas; Director of Gal-Tex Hotel Corporation (hotel management company) from March 2000 to December 2003.	1986

William L. Moody IV(4)(7)	84	Investments and Ranching, Oil and Gas, Galveston, Texas; Trustee, Board of Trustees of Rosenberg Library (charitable organization); Trustee, University of Texas Medical Branch Development Board (charitable organization); President and Director of Moody Ranches, Inc. (investments and ranching); Director of American National Life Insurance Company of Texas (subsidiary life insurance company).	1951

Frank P. Williamson(1)(2)(3)	76	Retired Pharmacist; Director of SM&R Investments, Inc. and American National Investment Accounts, Inc. from 1997 to March, 2004 (mutual funds advised by a Company subsidiary).	2004

James P. Yarbrough(1)(2)	53	County Judge, County of Galveston, Texas since January 1995; James D. Yarbrough & Co., October 1989 through December 1994 (privately owned contract management and financial consulting firm); Member, Galveston County Economic Development Alliance; Advisory Director, Texas First Bank - Galveston, Galveston, Texas (privately owned bank); Ex-Officio Director, Texas City-LaMarque Chamber of Commerce; Member, Development and Advisory Council, University of Houston — Clear Lake, Houston, Texas; Director, Health Facilities Development Corporation of Galveston County, Texas; Director, Juvenile Justice Alternate Education Program Board of Galveston County, Texas; Director, Juvenile Board of Galveston County, Texas; Director, Purchasing Agent Board of Galveston County, Texas; Director, Texas Environmental Research Consortium (non-profit corporation); Member, Governor’s Commission for Disaster Recovery and Renewal.	2001

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating Committee.

(4)	Member of the Executive Committee.

(5)	Robert L. Moody is Chairman of the Board, Chief Executive Officer and controlling shareholder of National Western Life Insurance Company, a publicly traded life insurance company.

(6)	The Moody Foundation owns 34.0% and the Libbie Shearn Moody Trust owns 50.2% of Gal-Tex Hotel Corporation.

(7)	Member of the Finance Committee.

INFORMATION CONCERNING ADVISORY DIRECTORS
The Board of Directors has appointed the following persons as our advisory directors. Our advisory directors serve at the pleasure of the Board. Although advisory directors do not vote on matters considered by the Board, we benefit from their experience and advice. Advisory directors receive the same compensation and benefits as our Directors who are not also our officers.
The following information is given with respect to our advisory directors:

			Year First	Years
			Appointed	Served as
			Advisory	a
Name	Age	Principal Occupation and Background	Director	Director

Irwin M. Herz, Jr.	68	Partner of Greer, Herz & Adams, L.L.P., General Counsel to the Company; Trustee of the Three R Trusts (trust for the benefit of the children of Robert L. Moody).	2004	1984 to 2004

R. Eugene Lucas(1)	83	President and Director of Gal-Tex Hotel Corporation, Gal-Tenn Hotel Corporation, Gal-Tex Woodstock, Inc., and LHH Hospitality, LLC (hospitality and hotel management companies); President of Colorado Landmark Hotels, LLC, Kentucky Landmark Hotels, LLC, and Virginia Landmark Hotels, LLC (hospitality and hotel management companies); Director of Colonel Museum, Inc. (charitable corporation); President and Director of 1859-Beverage Company (hospitality company).	2004	1981 to 2004

E. Douglas McLeod(2)	67	Director of Development of The Moody Foundation (charitable and educational foundation); Chairman and Director of Moody Gardens, Inc. (charitable corporation); Attorney; Director of National Western Life Insurance Company, Austin, Texas; Vice President and Director of Colonel Museum, Inc. (charitable corporation); Past Director and past Chairman of Center for Transportation and Commerce (charitable corporation); Director and Executive Board Member, South Texas College of Law (law school); Director, San Jacinto Museum of History.	2004	1984 to 2004

Robert L. Moody, Jr.	49	President and Director of Moody Insurance Group, Inc. (privately owned insurance agency); Director of Moody National Bank; Director of ANREM Corporation (subsidiary real estate management corporation); Director of HomeTown Bank, National Association (national bank); Trustee of the Moody Endowment (charitable corporation); Ranching.	2009	1982 to 1987

(1)	The Moody Foundation owns 34.0% and the Libbie Shearn Moody Trust owns 50.2% of Gal-Tex Hotel Corporation.

(2)	Robert L. Moody is Chairman of the Board, Chief Executive Officer and controlling shareholder of National Western Life Insurance Company, a publicly traded life insurance company.
Family Relationships
Robert L. Moody, our Chairman of the Board and Chief Executive Officer, is the cousin of William L. Moody IV, one of our directors. Russell S. Moody and Frances Anne Moody-Dahlberg, two of our directors, are children of Robert L. Moody. Robert L. Moody, Jr., a son of Robert L. Moody and brother of Russell S. Moody and Frances Ann Moody-Dahlberg, is one of our advisory directors.

IDENTIFICATION OF EXECUTIVE OFFICERS
The following is a list of our executive officers, other than Messrs. Moody and Ferdinandtsen, who are also directors, their current ages, and their positions and offices for the past five years.

Name of Officer	Age	Position (Year Elected to Position)

James E. Pozzi	58	Senior Executive Vice President, Chief Administrative Officer (2008); Senior Executive Vice President, Corporate Planning, Systems and Life Administration (2004-2008)

Ronald J. Welch	63	Senior Executive Vice President, Corporate Risk Officer & Chief Actuary (2008); Senior Executive Vice President, Chief Actuary and Chief Corporate Risk Management Officer (2004-2008)

David A. Behrens	46	Executive Vice President, Independent Marketing (1999)

Bill J. Garrison	75	Executive Vice President, Director of Career Sales & Service Division (1988)

Michael W. McCroskey	65	Executive Vice President, Investments (1995); Treasurer (2001)

Gregory V. Ostergren	53	Executive Vice President, Director of Multiple Line (2000)

Dwain A. Akins	58	Senior Vice President, Corporate Affairs, Chief Corporate Compliance Officer (2006); Vice President, Corporate Compliance (2003-2006)

Albert L. Amato, Jr.	60	Senior Vice President, Life Insurance Administration (1994)

Scott F. Brast	45	Senior Vice President, Real Estate / Mortgage Loan Investments (2005); Vice President, Real Estate Investments (2000-2005)

Frank V. Broll, Jr.	59	Senior Vice President & Actuary (2005); Vice President & Actuary (1986-2005)

Gordon D. Dixon	63	Senior Vice President, Securities Investments (2004)

Bernard S. Gerwel	50	Senior Vice President, Chief MLEA Administrative Officer (2006); Senior Vice President, Marketing Information and Technology Services of American National Property and Casualty Company (2002)

Rex D. Hemme	60	Senior Vice President & Actuary (2005); Vice President & Actuary (1993-2005)

Johnny D. Johnson	56	Senior Vice President, Corporate Chief Information Officer (2008); Senior Vice President, Chief Information Officer (2007); Chief Information Officer, AEGON Financial Partners, AEGON USA (2002-2007)

Bruce M. LePard	52	Senior Vice President, Human Resources (2006); Vice President, Human Resources of ING Investment Management, Inc. (2000-2005)

James W. Pangburn	52	Senior Vice President, Credit Insurance Division (2004)

Stephen E. Pavlicek	62	Senior Vice President, Chief Financial Officer (2007); Senior Vice President, Controller (1996-2007)

Ronald C. Price	57	Senior Vice President, Chief Marketing Officer – Career Life Agencies (2004)

Steven H. Schouweiler	62	Senior Vice President, Health Insurance Operations (1998)

Shannon L. Smith	49	Senior Vice President, Chief Multiple Line Marketing Officer (July 2008); Program Marketing Manager of Meadowbrook Insurance Group (April 2008 – July 2008); Vice President – Marketing and Distribution of Lincoln General Insurance Company (July 2003 – October 2007)

There are no arrangements or understandings pursuant to which any officer was appointed. All officers are appointed annually by the Board of Directors and serve until their successors are elected and qualified, unless otherwise specified by the Board.
ITEM 6. EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
This Compensation Discussion and Analysis explains the philosophy underlying our compensation strategy and the fundamental elements of compensation paid to the Chief Executive Officer (“CEO”), Chief Financial Officer, and other executive officers included in the Summary Compensation Table, to whom we refer collectively as our “Named Executive Officers.” Specifically, this Compensation Discussion and Analysis addresses the following:
•	Oversight of our compensation programs;

•	Objectives of our compensation programs;

•	How we determine each element of compensation;

•	Elements of compensation; and

•	Other important compensation policies.
Oversight of Our Compensation Programs
The Compensation Committee of our Board of Directors (the “Board Compensation Committee”) exercises oversight of the compensation programs for our Named Executive Officers. The Board Compensation Committee is supported in its role by our Management Compensation Committee. The Management Compensation Committee is comprised of three of our most senior officers: G. Richard Ferdinandtsen, President and Chief Operating Officer; James E. Pozzi, Senior Executive Vice President and Chief Administrative Officer; and Ronald J. Welch, Senior Executive Vice President, Corporate Risk Officer and Chief Actuary.
The compensation process for our Named Executive Officers begins with an annual evaluation by the Management Compensation Committee. As part of this evaluation process, the Management Compensation Committee considers our performance, internal equity and consistency, each executive officer’s individual performance over the prior year, any changes in responsibilities, and the future potential of each executive officer, as well as data available from professionally-conducted market studies obtained from a range of industry and general market sources.
Based on these evaluations, the Management Compensation Committee formulates recommendations with respect to (i) annual pay increases, (ii) performance criteria for incentive compensation, and (iii) long-term incentive grants, if any. Following the review and approval of these recommendations by the Chairman and Chief Executive Officer, the President and Chief Operating Officer presents the Management Compensation Committee’s evaluations and recommendations to the Board Compensation Committee. Recommendations with respect to the President and Chief Operating Officer’s pay are made by the Chairman and Chief Executive Officer. The Board Compensation Committee makes its own determination of pay for the Chairman and Chief Executive Officer with the advice of its outside consultant.
To evaluate the compensation of our Named Executive Officers and other senior executive officers relative to market comparables and to better inform the Board Compensation Committee in making fiscal 2008 compensation decisions, the Board Compensation Committee engaged Mercer (US) Inc. (“Mercer”), a global human resources consulting firm, to conduct a competitive evaluation of the Named Executive Officers’ compensation relative to a peer group and nationally published market surveys of executive compensation practices, and to evaluate total shareholder performance relative to the peer group and the S&P 500, as explained below under “Market Comparisons.” Following the receipt of Mercer’s report, the Board Compensation Committee approved the compensation of the Named Executive Officers and submitted its compensation recommendations to our Board of Directors. The Board of Directors approved those recommendations.

Objectives of Our Compensation Programs
The overall goal of our executive compensation programs is to retain and reward leaders who create long-term value for our stockholders. With this goal in mind, our compensation programs are designed to:
•	Attract and retain experienced, highly qualified individuals who are in a position to make significant contributions to our success;
•	Drive exceptional performance and motivate our executive officers to achieve desired financial results;
•	Provide our executives with opportunities to develop a significant ownership stake in the Company; and
•	Align the interests of our executive officers with the long-term interests of our shareholders.
How We Determine Each Element of Compensation
In determining the amounts of each element of compensation and the aggregate compensation for our Named Executive Officers, we review market practices as described under “Market Comparisons” below. We do not use any specific formulae or attempt to satisfy any specific ratio for compensation among our executive officers. We also do not generally target any particular allocation for base salary, annual incentive, or long-term equity awards as a percentage of total compensation. Final pay levels are decided based on a review of relevant market practices, individual role and tenure, and each executive’s ability to impact financial and operational results. Historically, our compensation programs have more heavily emphasized fixed compensation, which is different from the greater weight provided to incentive compensation by many of our peers. However, as described under “2009 Program” below, our compensation programs will place greater weight on performance-based compensation in the future.
Market Comparisons
In November 2007, Mercer evaluated the total direct compensation (consisting of base salary, annual incentives, and long-term incentives) of our Named Executive Officers relative to market practices as follows:
•	The compensation of our Chairman and Chief Executive Officer (“CEO”) was compared to that of CEOs at a peer group of companies and to survey data.
•	The compensation of our President and Chief Operating Officer was compared to that of the number two executive officer at the peer companies. Because the President and Chief Operating Officer has significantly greater responsibilities compared to Chief Operating Officer job descriptions provided in surveys, we excluded the survey data for this position.
•	The compensation of our other Named Executive Officers was compared to that of executives in comparable positions using published survey data only, as they were not identified at the time Mercer conducted the peer company analysis.
Going forward, the compensation of all five Named Executive Officers will be compared to both data sources.
The peer group includes companies that compete with us for talent, face similar challenges in the financial services sector, and have senior executives with comparable responsibilities. Peer group fiscal 2006 revenues ranged from $0.87 billion to $5.4 billion (median revenues of $3.0 billion), and assets size ranged from $6.3 billion to $39.8 billion (median assets of $14.3 billion). Our assets were approximately $17.9 billion in 2006, and revenues were approximately $3.1 billion. The peer group is comprised of the following financial service companies:
W.R. Berkley Corporation
Cincinnati Financial Corporation
The Hanover Insurance Group, Inc.
HCC Insurance Holdings, Inc.
Horace Mann Educators Corporation
Old Republic International Corporation
Phoenix Companies, Inc.

Protective Life Corporation
StanCorp Financial Group, Inc.
Torchmark Corporation
Transatlantic Holdings, Inc.
Unitrin, Inc.
White Mountains Insurance Group, Ltd.
The published survey data covers a larger set of companies, including many if not all of the peer companies within the insurance industry. The specific surveys used for fiscal 2008 were:
•	Mercer’s Benchmark Database;
•	Watson Wyatt’s Survey Report on Top Management Compensation;
•	Watson Wyatt’s Survey Report on Health, Annuity, & Life Insurance Positions;
•	Watson Wyatt’s Survey Report on Property & Casualty Insurance Positions; and
•	LOMA’s Executive Compensation Survey Report.
Key findings of Mercer’s evaluation were as follows:
•	As of the end of 2006, our three-year total shareholder return outperformed the peer group and the S&P 500 median:
3-Year Total Shareholder Return (Stock Price Plus Reinvested Dividends)
ANICO vs. Peer Group Median and S&P 500 Index
•	Chairman and Chief Executive Officer total direct compensation was in the top quartile of the peer organizations. Our three-year total shareholder return performance as of fiscal year end 2006 was higher than the peer group and the S&P 500 median as illustrated in the chart above. Mercer also found that while our Chairman and CEO’s pay mix was heavily weighted toward base salary, his interests were adequately aligned with shareholders given his significant stock ownership. Later in 2008, Mercer conducted an additional performance analysis indicating that our three-year total shareholder return as of fiscal year end 2007 was positioned at the 75th percentile of the peers.
•	President and Chief Operating Officer total direct compensation approximated the peer group median.
•	Senior Vice President, Chief Financial Officer; Executive Vice President, Director of Multiple Line; and Executive Vice President, Independent Marketing total direct compensation was below the 25th percentile.

Elements of Compensation Provided to the Named Executive Officers and Why We Pay Each Element
The following table lists the primary elements of our executive compensation program and the primary purpose of each element. Additional explanation of each element follows the table.

Element	Purpose

Base Salary	Provide a fixed level of competitive compensation
Annual Incentive Compensation	Focus executive attention on key financial and operational measures
Long-Term Incentive Compensation (consisting of restricted stock and stock appreciation rights)	Align the interests of executives with long-term shareholder value and retain executive talent
Retirement Benefits (consisting of qualified and non-qualified Company pension plans and the Company’s 401(k) plan)	Assist executives in providing for their financial security and future personal needs
Welfare Benefits (consisting of basic and supplemental health insurance, disability protection, and life insurance)	Assist executives in providing for their current personal needs
Base Salary
Base salary is an important component of total compensation for our Named Executive Officers, and it is vital to our goal of recruiting and retaining executive officers with proven abilities. Base salaries were initially determined for each Named Executive Officer based on abilities, qualifications, accomplishments, and prior work experience. Upward adjustments are considered annually based on market data, the consistency of the executive officer’s individual performance over the prior year, changes in responsibilities, future potential, and internal equity. Setting of annual salaries is important because each Named Executive Officer’s target annual incentive compensation is set as a percentage of annual salary levels.
With the exception of Robert L. Moody, Chairman and CEO, and G. Richard Ferdinandtsen, President and Chief Operating Officer, each of the Named Executive Officers received a base salary increase in 2008. The base salaries of Stephen E. Pavlicek, Senior Vice President and Chief Financial Officer, Gregory V. Ostergren, Executive Vice President, Director of Multiple Line, and David A. Behrens, Executive Vice President, Independent Marketing increased 4.82%, 3.81% and 4.40%, respectively, during 2008 over the 2007 levels. The base salary increases were made to improve the competitive positioning relative to market for these three Named Executive Officers.
Annual Incentive Compensation
Our Named Executive Officers participated in the Executive Incentive Compensation Program. Eligibility to participate in this program is determined by our Board Compensation Committee and approved by the Board of Directors. Payouts are based on actual performance relative to predetermined performance objectives across a range of performance measures that the executive has the ability to impact.
Incentive Opportunities: Annual incentive opportunities are expressed as a percentage of base salary. For each applicable performance measure, there are three levels of performance objectives (Level 1, Level 2, and Level 3), with increased incentive opportunities associated with each level. An officer must fully meet or exceed the applicable performance objective at each particular level in order to receive the incentive opportunity associated with that level. No pro-rated amount is paid for partial progress towards a level.
The following table describes the aggregate potential award levels, as a percentage of base salary, across all performance measures applicable to each Named Executive Officer.

2008 Potential Annual Incentive Levels as a Percentage of Base Salary for the Named Executive Officers

Name/Title	Level 1	Level 2	Level 3

Robert L. Moody, Chairman of the Board of Directors and Chief Executive Officer	12.33%	24.67%	37%
G. Richard Ferdinandtsen, President and Chief Operating Officer	20%	40%	60%
Stephen E. Pavlicek, Senior Vice President and Chief Financial Officer	12%	24%	36%
Gregory V. Ostergren, Executive Vice President, Director of Multiple Line	18%	36%	54%
David A. Behrens, Executive Vice President, Independent Marketing	12%	24%	36%
Performance Measures: The Board Compensation Committee generally establishes specific performance measures and the corresponding levels of performance objectives for each of our Named Executive Officer after consideration of our annual corporate plan and after review of recommendations from the Management Compensation Committee. Named Executive Officers are reasonably likely to meet some, but not all, Level 1 objectives. Achievement of a Level 2 payout generally means that the Named Executive Officer’s performance has met yearly objectives established under our annual corporate plan. The Board Compensation Committee considers Level 2 objectives to be aggressive. Level 3 objectives are established at levels above and beyond the expected achievement associated with a particular performance measure.
Performance measures used in the 2008 Executive Incentive Compensation Program are listed and explained below. Particular performance measures are selected for each Named Executive Officer based on the financial and operational measures that he has the ability to impact. Not all measures are used for every Named Executive Officer. Unless otherwise noted below, measures are calculated on a GAAP accounting basis. Adjustments may be made for extraordinary occurrences in a particular year that are not expected to recur. Any such adjustments will be reported to the Board of Directors and approved by the Board Compensation Committee and could include such unusual items as the effects of natural disasters and unexpected litigation against us.
1.	Total Consolidated Operating Revenues.
2.	Adjusted Consolidated After Tax GAAP Income: This is consolidated net income, adjusted for changes in unrealized capital gains and losses, and adjusted for unusual items. This incentive is based on a five-year average of adjusted consolidated after tax GAAP income.
3.	Return on Equity from Insurance Lines (adjusted for unusual items).

4.	Total Corporate Return on Equity: This is adjusted gain divided by adjusted equity.
•	Adjusted gain is consolidated net income, adjusted for changes in unrealized capital gains/losses, and adjusted for unusual items.
•	Adjusted equity is beginning shareholder’s equity minus unrealized gain/loss on bonds (FAS 115).
5.	Weighted Direct Earned Premium: This is the total weighted direct earned premium, which is premium income to us that is weighted in accordance with industry standards for measuring premium. Pursuant to such standards, recurring premiums are weighted at 100%, and single life premiums, excess life premiums, and annuity deposits are weighted at 10% of the actual amount received. Direct earned premium refers to premium actually received.
6.	Shared Services Controllable Costs: This is the actual controllable non-distribution related operating expenses for our home office and League City, Texas operations.
7.	Timeliness of Report: This represents the average working days past the end of the month until our monthly operating reports are distributed, excluding the month of January and the end of each quarter.
8.	Multiple Line Direct Life Earned Premium: This includes life and annuity weighted direct earned premium for Multiple Line Marketing operations.
9.	Multiple Line Direct Written P&C Premium: This consists of direct written premium for our primary property and casualty insurance operations.

10.	Multiple Line After-Tax GAAP Profit: This represents the total Multiple Line Marketing operations after-tax GAAP profit, excluding the after-tax impact of net catastrophic losses, realized investment gains (losses), and very extraordinary items.
11.	Multiple Line Weighted Life and Annuity Premium Sales: This consists of weighted life and annuity sales for Multiple Line Marketing operations. Premium sales is a measurement of annualized premium expected to be collected from in-force policies.
12.	ANPAC Profit: This represents the consolidated GAAP after-tax gain from insurance operations for American National Property and Casualty Company and its subsidiaries, including investment earnings from unallocated surplus, and excluding the after-tax impact of net catastrophic losses, realized investment gains (losses), and very extraordinary items.
13.	Farm Family Profit: This is the consolidated GAAP after-tax operating net income for Farm Family Casualty Insurance Company, United Farm Family Insurance Company, and Farm Family Life Insurance Company, which equals net income excluding the after-tax impact of net catastrophic losses, realized investment gains (losses), and very extraordinary items.
14.	Multiple Line ANICO Profit: This is the consolidated GAAP operating net income for Multiple Line Marketing operating at the Company, which equals net income excluding realized investment gains (losses) and very unusual items.
15.	Independent Marketing Group Life Weighted Direct Earned Premium: This is life weighted direct earned premium associated with Independent Marketing Group operations.
16.	Independent Marketing Group Annuity Statutory Reserves: This is annuity statutory reserves associated with Independent Marketing Group operations.
17.	Independent Marketing Group Marketing Expense Ratio: This is the total expenses associated with the Independent Marketing Group distribution channel divided by total premiums collected through the Independent Marketing Group.
18.	Independent Marketing Group Profit before Federal Income Tax: This represents the total Independent Marketing Group GAAP net income before federal income taxes.

The table below shows the performance measures and their relative weightings as a percentage of the total incentive opportunity for each Named Executive Officer during 2008.
2008 Annual Incentive Performance Measures and Weightings for the Named Executive Officers

Performance Measure	Moody	Ferdinandtsen	Pavlicek	Ostergren	Behrens
Consolidated Total Annual Revenues	16%	22.5%	11%	—	—
Adjusted Consolidated After Tax GAAP Income	68%	10%	—	—	—
Return on Equity from Insurance Lines	8%	22.5%	29%	—	—
Total Corporate Return on Equity	8%	22.5%	—	—	—
Weighted Direct Earned Premium	—	22.5%	11%	—	—
Shared Services Controllable Costs	—	—	29%	—	—
Timeliness of Report	—	—	20%	—	—
Multiple Line Direct Life Earned Premium	—	—	—	10%	—
Multiple Line Direct Written P&C Premium	—	—	—	20%	—
Multiple Line After-Tax GAAP Profit	—	—	—	25%	—
Multiple Line Weighted Life and Annuity Premium Sales	—	—	—	10%	—
ANPAC Profit	—	—	—	20%	—
Farm Family Profit	—	—	—	10%	—
Multiple Line ANICO Profit	—	—	—	5%	—
Independent Marketing Life Weighted Direct Earned Premium	—	—	—	—	25%
Independent Marketing Annuity Statutory Reserves	—	—	—	—	25%
Independent Marketing - Marketing Expense Ratio	—	—	—	—	25%
Independent Marketing Profit Before FIT	—	—	—	—	25%
The actual aggregate annual incentive award payment for 2008 to the Named Executive Officers ranged from 9% to 27% of their respective base salaries. The following table shows how each Named Executive Officer performed relative to his aggregate target (Level 2) award opportunity.

2008 Aggregate Target (Level 2) Incentive Opportunity Compared to Actual Aggregate Incentive Award Earned

	Moody	Ferdinandtsen	Pavlicek	Ostergren	Behrens

Aggregate Target Incentive Opportunity (as a percentage of base salary)	24.67%	40%	24%	36%	24%
Actual aggregate incentive award earned (as a percentage of base salary)	27%	24%	18%	9%	24%
Monthly Incentive Compensation
In addition to participating in the Executive Incentive Compensation Program, Mr. Behrens is eligible to receive monthly bonuses payable under the plan for officers of our Independent Marketing Group. None of our other Named Executive Officers are eligible for these monthly production bonuses. The process for determining monthly incentive opportunities is substantially similar to the process discussed under “Annual Incentive Compensation” above. Bonuses are paid monthly as earned.
Mr. Behrens’ monthly incentive compensation under the 2008 Executive Incentive Compensation Program is based on new paid life, annuity, and mutual fund sales through the Independent Marketing Group. The specific performance measures used are listed below.
1.	Excess and Single Premiums. This represents premiums paid on excess and single premium life policies sold through the Independent Marketing Group.
2.	Life Target Premiums. This represents premiums paid on other life policies sold through the Independent Marketing Group.
3.	Annuity Sales. This represents new deposits in annuity products sold through the Independent Marketing Group. Deposits received on group variable annuity product in amounts in excess of $5,000,000 per individual policy will be counted at a rate of 20% of other annuity premium.
4.	Mutual Fund Sales. This represents new investment in mutual funds managed by our subsidiary Securities Management and Research, Inc., a registered investment adviser and broker-dealer, and sold through the Independent Marketing Group. Incentive compensation payable under this performance measurement is paid directly by Securities Management and Research, Inc.
Incentive opportunities are determined as a percentage of sales of different products. Mr. Behrens’ monthly award with respect to Excess and Single Premium policies is a flat 0.10% of sales. The following table describes Mr. Behrens’ potential monthly award levels, as a percentage of product sales, associated with each of the three other performance measures.

Performance Measure	Level 1	Level 2	Level 3

Life Target Premiums	0.30%	0.50%	0.70%
Annuities	0.015%	0.025%	0.035%
Mutual Funds	0.015%	0.025%	0.035%
The following table shows how Mr. Behrens performed relative to his target (Level 2) award opportunity for these three performance measures.

	Target (Level 2) Incentive Opportunity	Actual Incentive Award Earned
Performance Measure	(as a percentage of sales)	(as a percentage of sales)

Life Target Premiums	0.50%	0.58%
Annuities	0.025%	0.03%
Mutual Funds	0.025%	0%
Long-Term Incentive Compensation
In 1999, our Board of Directors and stockholders approved the American National Insurance Company 1999 Stock and Incentive Plan (the “1999 Plan”). All of our employees, as well as directors and consultants of American National Insurance Company, are eligible to participate in the 1999 Plan. The Plan is administered by our Board Compensation Committee. The 1999 Plan provides for the grant of any or all of the following types of awards: (1) stock options, including incentive stock options and non-qualified stock options; (2) stock appreciation rights (“SARs”), in tandem with stock options or freestanding; (3) restricted stock; (4) performance awards; and (5) incentive awards. To date, however, we have made grants only of restricted stock and freestanding SARs.
In determining grants under the 1999 Plan, the Board Compensation Committee considers the recommendations of the Management Compensation Committee. Such recommendations are reviewed and approved by the Chairman and Chief Executive Officer and presented to the Board Compensation Committee by the President and Chief Operating Officer. The President and Chief Operating Officer discusses with the Board Compensation Committee the performance of plan participants, the need for retention of such individuals, and any changes in responsibilities.
In 2008, Mr. Moody and Mr. Ferdinandtsen received service-based restricted stock grants pursuant to the 1999 Plan. Mr. Moody was awarded 50,000 shares of restricted stock, and Mr. Ferdinandtsen was awarded 20,000 shares. These grants were effective on May 1, 2008, and on that date our common stock closed at $116.48 per share. Such restricted stock will vest fully in 2018 provided that the recipient remains in our employ continuously until such time. In addition, such stock will fully vest upon the death or disability of the recipient or, with the Board of Directors’ consent, upon the recipient’s retirement. Mr. Moody and Mr. Ferdinandtsen are critical to our long-term success, and the restricted stock grant with a ten-year vesting period provides a high-level of retention incentive, while enhancing executive ownership.
All other Named Executive Officers were granted SARs during 2008. The Board Compensation Committee believes that SARs align Named Executive Officer efforts with shareholder value creation, as the SARs pay out only if our stock price appreciates relative to the grant date value. SARs grants vest 20% per year over a five-year period beginning the first anniversary of the grant. Vested SARs expire five years from the date of vesting.
The number of SARs awarded to a particular officer depends on that officer’s position and level of responsibility. The Board Compensation Committee has designated various discrete groups of officers who may receive SARs, with each group based on relative position and level of responsibility. For our officers receiving SAR’s, the number of SARs that may be awarded ranges from 500 to 7,000, depending on the particular group of officers to which the individual belongs. Of our Named Executive Officers, Mr. Behrens and Mr. Ostergren were in the group of officers designated to receive 5,000 SARs each during 2008, and Mr. Pavlicek was in the group of officers designated to receive 3,000 SARs each during 2008. These SARs were granted effective May 1, 2008 and have a strike price of $116.48 per share, the closing price of our common stock on that date.

Grant Practices
Historically, we generally have made grants of restricted stock and SARs every three years (see “2009 Program” below for changes in 2009). Consistent with this schedule, the Board Compensation Committee approves and grants equity awards at its regularly scheduled meeting in April based on recommendations from the Management Compensation Committee and Mercer. There is no relationship between the timing of equity incentive award grants and our release of material, non-public information. Although the Board Compensation Committee has the discretion to make interim equity award grants under the 1999 Plan, the Board Compensation Committee generally does not do so. However, an interim equity award grant may be made when a new hire joins our company at an officer level for which SAR grants have been made, or when an individual is promoted to such a level.
Retirement Benefits
We maintain Company-sponsored retirement and deferred compensation plans for the benefit of our salaried employees, including our Named Executive Officers. These benefits are designed to assist employees, including our Named Executive Officers, in providing for their financial security and personal needs. Specifically, we maintain a qualified pension plan and non-qualified deferred compensation plans. The purpose of the non-qualified deferred compensation plans is to restore curtailments of benefits under the qualified plan required to comply with the Internal Revenue Code of 1986, as amended (the “Code”). Each of these plans, and the benefits provided under each to the Named Executive Officers, is further discussed below in connection with the “Pension Benefits” table.
The Named Executive Officers are also eligible to participate in our 401(k) Plan, which is a Company-wide, tax-qualified retirement plan. The intent of the plan is to provide all employees with a tax-advantaged savings opportunity for retirement. We sponsor this plan to help employees at all levels save and accumulate assets for use during their retirement. As required, eligible pay under this plan is capped at Code annual limits. We do not match employee contributions in our 401(k) Plan.
Other Benefits
Basic health benefits, disability protection, life insurance and similar programs are provided to make certain that access to healthcare and income protection is available to our employees and their family members. Each of our Named Executive Officers, as well as all of our officers at the level of vice president and above, participates in our Merit Plan, an insured medical plan that supplements our core medical insurance plan. The Merit Plan provides coverage for co-pays, deductibles, and other out-of-pocket expenses that are not covered by the core medical insurance plan. Such coverage is limited to medical expenses that could be deducted by the recipient for federal income tax purposes.
Perquisites
During 2008, perquisites to our Named Executive Officers included benefits under the Merit Plan discussed immediately above; automobile allowances; payment of dining club membership fees; and guest travel, lodging, entertainment, and food and beverage at Company business conferences or other events. The perquisites and benefits provided to each Named Executive Officer during 2008 are reported in the “All Other Compensation” column of the Summary Compensation Table. While in the past perquisites might have represented a material component of compensation for some of our Named Executive Officers, our current policy has reduced these benefits and their percentage of total compensation.
2009 Program
The objectives of the 2009 compensation program are to better align our total direct compensation and pay-mix with market compensation for the Named Executive Officers by placing greater emphasis on performance-based pay. Highlights of the 2009 Named Executive Officer compensation program are as follows:

•	Base Salary: We have implemented a base salary freeze for all Named Executive Officers. In addition, $3 million of the CEO’s base salary has been re-allocated to annual incentive opportunity, increasing the emphasis on performance-based pay.
•	Annual Incentives: Annual incentives will be settled in a combination of cash and service-based restricted stock. The mix of cash and equity will be determined by the Board Compensation Committee based on internal equity and the needs of the organization. Aggregate cash incentive payouts will be capped at target (Level 2); however, Named Executive Officers can earn up to 150% of target for any individual performance measure.
•	Timing of Equity Grants: Going forward, we expect that equity will be granted annually instead of every three years.
Other Important Compensation Policies Affecting Named Executive Officer Compensation
Employment and Severance Contracts. In general, it is our Board of Director’s policy not to enter into employment agreements with, or provide executive severance benefits to, our executive officers beyond those generally available to our salaried employees. As a result, our Named Executive Officers serve at the pleasure of the Board and are “at will” employees.
Trading in Our Stock Derivatives. Our Insider Trading Policy prohibits executive officers from purchasing or selling options on our common stock, engaging in short sales with respect to our common stock, or trading in puts, calls, straddles, equity swaps, or other derivative securities that are directly linked to our common stock.
Tax Deductibility of the Named Executive Officers’ Incentive and Equity Compensation. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1.0 million paid to a corporation’s chief executive officer and the three other most highly compensated executive officers, excluding the chief financial officer. This limitation applies only to compensation that is not considered “performance based” as defined in Section 162(m) rules. As we will be considered a public company under these rules only following our registration with the SEC, Section 162(m) did not apply to us in 2008.
In designing our 2009 compensation programs, the Board Compensation Committee considered the effects of Section 162(m) together with other factors relevant to our business needs. The Board Compensation Committee intends, to the extent it deems desirable, to take steps to preserve the deductibility of the compensation we pay. However, the Board Compensation Committee has not adopted a policy that all compensation paid must be tax-deductible and qualified under Section 162(m).
We believe that the 2009 compensation to be paid to our Named Executive Officers that is not considered “performance-based” will be fully deductible under Section 162(m), except for a portion paid to our Chairman and Chief Executive Officer.
Compensation Consultant
As noted above, the Board Compensation Committee has retained Mercer to provide information, analyses, and advice regarding compensation. The Mercer consultant who performs these services reports directly to the Board Compensation Committee chair.
The Board Compensation Committee has established procedures that it considers adequate to ensure that Mercer’s advice to the Committee remains objective and is not influenced by our management. These procedures include: a direct reporting relationship of the Mercer consultant to the Committee; a provision in the Committee’s engagement letter with Mercer specifying the information, data, and recommendations that can and cannot be shared with management; an annual update to the Committee on Mercer’s financial relationship with us, including a summary of the work performed for us during the preceding twelve months; and written assurances from Mercer that, within the Mercer organization, the Mercer consultant who performs services for us has a reporting relationship and compensation determined separately from Mercer’s other lines of business and from its other work for us. Mercer has provided the Committee with written assurance that these procedures continue to be in place and were followed during the last completed fiscal year.

At the Board Compensation Committee’s direction, Mercer provided the following services for the Committee during fiscal 2007 and 2008:
•	Evaluated the competitive positioning of our top eighteen executives’ base salaries, annual incentive and long-term incentive compensation relative our primary peers and the broader insurance industry;
•	Assessed the alignment of our compensation levels for the Named Executive Officers relative to the performance of the Company against our primary peers;
•	Assisted with the development of the 2009 compensation program for our top eighteen executives, including recommendations for base salary, incentive compensation opportunity, the performance required to earn such incentives, and the form of incentives to be provided in cash and equity;
•	Provided input on changes to the American National Insurance Company 1999 Stock and Incentive Plan document for compliance with Section 162(m) of the Internal Revenue Code;
•	Assisted with the preparation of the Compensation Discussion and Analysis for this registration statement;
•	Briefed the Committee on executive compensation trends among our peers and the broader industry;
•	Provided ongoing advice to the Board Compensation Committee as needed for ad hoc requests.
With the consent of the Board Compensation Committee chair, Mercer may, from time to time, contact our executive officers for information necessary to complete its assignments and may make reports and presentations to and on behalf of the Committee that the executive officers also receive.
All of the decisions with respect to determining the amount or form of executive compensation under our executive compensation programs are ultimately made by the Board Compensation Committee and may reflect factors and considerations other than the information and advice provided by Mercer.

Summary Compensation Table
The following table sets forth all of the compensation awarded to, earned by, or paid to our principal executive officer, principal financial officer, and the three other highest paid executive officers for the year ended December 31, 2008. These individuals are referred to below as the “Named Executive Officers.” None of the Named Executive Officers has a written or unwritten employment agreement or arrangement with us.

								Change in
								Pension
								Value
								and
								Non-qualified
							Non-Equity	Deferred
				Stock	SAR		Incentive Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards		Compensation	Earnings	Compensation
Name and Principal Position	Year	(a)	(b)	(c)	(d)		(e)	(f)	(g)		Total
Robert L. Moody, Chairman of the Board and Chief Executive Officer	2008	$5,000,000	$157	$1,535,400		$0	$1,350,000	$5,788,062	$603,599	*	$14,277,218

G. Richard Ferdinandtsen, President and Chief Operating Officer	2008	$1,000,000	$158	$583,160		$0	$240,000	$1,458,632	$199,819	*	$3,481,769

David A. Behrens, Executive Vice President, Independent Marketing	2008	$310,646	$136	$0	-$	40,609	$839,133	$52,539	$24,854		$1,186,699

Gregory V. Ostergren, Executive Vice President, Director of Multiple Line	2008	$533,240	$301	$0	-$	175,139	$49,792	$292,655	$24,498		$725,347

Stephen E. Pavlicek, Senior Vice President and Chief Financial Officer	2008	$248,493	$136	$0	-$	37,121	$45,052	$203,564	$24,774		$484,898

*	Consists primarily of dividends on restricted stock, as shown in the “All Other Compensation Table — Named Executive Officers” below.
Column (a) — Salary. These amounts represent base salary, including any amount of base salary the Named Executive Officer may have contributed to our 401(k) plan.
Column (b) — Bonus. These amounts reflect an annual holiday bonus paid in December.
Column (c) — Stock Awards. These values represent grants of restricted stock to Mr. Moody and Mr. Ferdinandtsen pursuant to the American National Insurance Company 1999 Stock and Incentive Plan. See the “Grants of Plan-Based Awards” table below for more information. Further information regarding the American National Insurance Company 1999 Stock and Incentive Plan is provided below.

The numbers in Column (c) represent the amount recognized as expense during 2008 for financial statement reporting purposes, calculated in accordance with Financial Accounting Standards Board Statement No. 123R, Share-Based Payment (“FAS 123R”), based on the stock price at the time of the grant. Pursuant to SEC rules, the amounts shown exclude the impact of any estimated forfeitures related to service-based vesting conditions. Such restricted stock will vest fully in 2018 provided that the recipient remains in our employ continuously until such time. In addition, such stock will fully vest upon the death or disability of the recipient or, with the Board of Director’s consent, upon the recipient’s retirement. Dividends on restricted stock are included in Column (g) — All Other Compensation.
Column (d) — SAR Awards. These values include stock appreciation rights (“SARs”) granted to the Named Executive Officers pursuant to the American National Insurance Company 1999 Stock and Incentive Plan. The “Grants of Plan-Based Awards” table below has more information. The numbers in Column (d) represent the portion of the fair value of SARs recognized as expense during 2008 for financial statement reporting purposes, calculated in accordance with FAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of any estimated forfeitures related to service-based vesting conditions. Such amounts do not represent cash payments made to Named Executive Officers, amounts realized, or amounts that may be realized by the Named Executive Officers. These SARs are cash-settled and, as such, are accounted for under FAS 123R as liabilities. Accordingly, we record these awards as a component of other non-current liabilities on the consolidated balance sheet. For liability awards, the fair value of the award, which determines the measurement of the liability on the consolidated balance sheet, is remeasured at each reporting period until the award is settled; therefore, the fair value of SARs granted is recognized ratably over the vesting period. Fluctuations in the fair value of the liability award are recorded as increases or decreases in compensation cost, either immediately or over the remaining service period, depending on the vested status of the award. SAR grants vest 20% per year over a five-year period beginning the first anniversary of the grant. Vested SARs have a life of five years from the date of vesting. The SARs granted during 2008 have an exercise price of $116.48, the closing price of our common stock on May 1, 2008, the grant date. Our common stock had a closing price of $73.73 per share on December 31, 2008.
Column (e) — Non-Equity Incentive Plan Compensation. These amounts show the annual cash incentives payable under the Executive Incentive Compensation Program for 2008 performance, as further described in the Compensation Discussion and Analysis section above. For Mr. Behrens, this amount represents $74,555 in annual incentive compensation and $764,578 in monthly production bonus under such program. For all other Named Executive Officers, the amounts shown in this column represent annual incentive compensation under such program. See the “Grants of Plan-Based Awards” table below for more information about this incentive opportunity.
Column (f) — Change in Pension Value and Nonqualified Deferred Compensation Earnings. These amounts represent the 2008 increase in the present value of the Named Executive Officer’s benefits under our tax-qualified pension plan and nonqualified pension plan. The Pension Benefits Table below has more information. There is no nonqualified deferred compensation plan for the Named Executive Officers.
Column (g) — All Other Compensation. These amounts include the items in the table below. Messrs. Moody, Pavlicek and Behrens are provided membership in the South Shore Harbour Country Club in League City, Texas, a facility owned by a subsidiary, in connection with their service to our company. Because we incur no incremental cost in providing such membership, no amount is disclosed for this benefit. Amounts included in this column are further detailed in the table that follows.

All Other Compensation Table — Named Executive Officers

		Group Life
	Restricted Stock	Insurance
Name and Principal Position	Dividends	Premium(1)	Perquisites		Total
Robert L. Moody, Chairman of the Board and Chief Executive Officer	$577,500	$1,112	$24,987	(2)(3)(4)	$603,599

G. Richard Ferdinandtsen, President and Chief Operating Officer	$169,400	$1,112	$29,307	(2)(3)(4)	$199,819

David A. Behrens, Executive Vice President, Independent Marketing	$0	$180	$24,674	(2)(3)	$24,854

Gregory V. Ostergren, Executive Vice President, Director of Multiple Line	$0	$516	$23,982	(2)(3)	$24,498

Stephen E. Pavlicek, Senior Vice President and Chief Financial Officer	$0	$792	$23,982	(2)(3)	$24,774

(1)	We provide group life insurance coverage to all salaried employees. The amount included in the table represents the premium for such coverage for each Named Executive Officer.

(2)	Includes our Merit Plan benefit. The Merit Plan is an insured medical plan that supplements our core medical insurance plan. Coverage under the Merit Plan is provided for all officers of the level of vice president and above, as well as for their spouses and any dependents. The Merit Plan provides coverage for co-pays, deductibles, and other out-of-pocket expenses that are not covered by the core medical insurance plan. Such coverage is limited to medical expenses that could be deducted by the recipient for federal income tax purposes. The Merit Plan is underwritten by National Western Life Insurance Company, of which Robert L. Moody is Chairman of the Board, Chief Executive Officer, and the controlling stockholder. Total premium and fees paid to National Western Life Insurance Company for all Merit Plan participants in 2008 was $1,173,950. As there is no individual underwriting or individual premium assessed in connection with the Merit Plan, the amount shown in the table is an average premium computed by dividing the total premium for all Merit Plan participants by the number of participants.

(3)	Includes guest travel, lodging, entertainment, and food and beverage at our business conferences or other events.

(4)	Includes an automobile allowance.

Grants of Plan-Based Awards
The following table has additional information about:
•	The stock and SAR awards shown in columns (c) and (d) of the Summary Compensation Table, and

•	The Executive Incentive Compensation Program opportunities granted for 2008, which were paid in 2009 and are shown in column (e) of the Summary Compensation Table.

						All
						Other
						Stock	All Other	Exercise
						Awards:	SAR	or	Grant
			Estimated Future Payouts			Number of	Awards:	Base	Date Fair
			Under			Shares of	Number	Price of	Value of
			Non-Equity Incentive Plan			Stock	of Securities	SAR	Stock
	Grant	Meeting	Awards			or	Underlying	Awards	and SAR
	Date	Date	Threshold	Target	Maximum	Units	SARS	($/share)	Awards
Name	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

Robert L. Moody,	5/1/08	4/24/08	$4,400,000	$7,700,000	*	50,000			$5,824,000
Chairman of the Board and Chief Executive Officer

G. Richard Ferdinandtsen,	5/1/08	4/24/08	$800,000	$1,600,000	*	20,000			$2,329,600
President and Chief Operating Officer

David A. Behrens,	5/1/08	4/24/08	$59,023	$118,045	*		5,000	$116.48	$582,400
Executive Vice				$368,717
President, Independent Marketing

Gregory V. Ostergren,	5/1/08	4/24/08	$266,620	$533,240	*		5,000	$116.48	$582,400
Executive Vice President, Director of Multiple Line

All
Other
						Stock	All Other	Exercise
						Awards:	SAR	or	Grant
			Estimated Future Payouts			Number of	Awards:	Base	Date Fair
			Under			Shares of	Number	Price of	Value of
			Non-Equity Incentive Plan			Stock	of Securities	SAR	Stock
	Grant	Meeting	Awards			or	Underlying	Awards	and SAR
	Date	Date	Threshold	Target	Maximum	Units	SARS	($/share)	Awards
Name	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

Stephen E. Pavlicek,	5/1/08	4/24/08	$62,123	$124,246	*		3,000	$116.48	$349,440
Senior Vice President and Chief Financial Officer

*	For 2009, non-equity incentive compensation is capped at target for each of the Named Executive Officers.
Column (a) — Grant Date. This is the effective date of an award.
Column (b) — Meeting Date. This is the date that our Board of Directors, upon the recommendation of the Compensation Committee, approved an award.
Column (c) — (e) — Estimated Future Payouts Under Non-Equity Incentive Plan Awards. These columns include the threshold and target award opportunities for the Named Executive Officers under the 2009 Executive Incentive Compensation Program that relate to 2009 performance targets, as described above in the Compensation Discussion and Analysis section. Under such program, each of the Named Executive Officers may receive an annual cash incentive award, with final payouts based on actual performance relative to predetermined performance objectives across a range of performance measures. Each Named Executive Officer’s annual incentive compensation is tied to financial and operational measures that he has the ability to impact. Annual incentive opportunities are based on a percentage of base salary. For each applicable performance measure, there are generally three levels of performance objectives, with increased incentive opportunities associated with each level; however, as noted above, non-equity incentive compensation is capped at target for each of the Named Executive Officers under the 2009 Executive Incentive Compensation Program. An officer must fully meet or exceed the applicable performance objective at each particular level in order to receive the incentive opportunity associated with that level. Incentive awards actually earned by the Named Executive Officers under the 2008 Executive Annual Incentive Compensation Program are reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. In addition to annual bonuses under the Executive Incentive Compensation Program, Mr. Behrens is eligible for monthly production bonuses payable under the program to officers of our Independent Marketing Group. Since there is no maximum amount for these monthly bonuses, the estimate of the payment Mr. Behrens will receive in 2009 is included as a target amount, based on an average of such amounts for the past three fiscal years as follows: 2008 — $764,578; 2007 — $256,759; 2006 — $84,814. Management does not believe that the 2008 monthly bonus amount alone provides a fair and meaningful estimate.
Column (f) — All Other Stock Awards: Number of Shares of Stock or Units. This column shows the number of shares of restricted stock granted to Mr. Moody and Mr. Ferdinandtsen during 2008 pursuant to the American National Insurance Company 1999 Stock and Incentive Plan. Such shares may not be sold during the time of restriction specified in the grant of the shares, but the owner has the right to receive dividends and the right to vote the shares of restricted stock during the time of the restriction. Further information regarding the American National Insurance Company 1999 Stock and Incentive Plan is provided below.
Column (g) — All Other SAR Awards: Number of Securities Underlying SARs. This column shows the number of stock appreciation rights (SARs) granted to certain of our Named Executive Officers during 2008 pursuant to the American National Insurance Company 1999 Stock and Incentive Plan. A SAR gives its owner the right to exercise the SAR and receive, at such time, an amount equal in value to the excess, if any, of the then fair market value of one share of our common stock over an amount (the “exercise price”) specified in the owner’s SAR agreement. Further information regarding the American National Insurance Company 1999 Stock and Incentive Plan is provided below.
Column (h) — Exercise or Base Price of SAR Awards. The exercise price of each SAR is equal to the closing price of our common stock on the date of the grant.

Column (i) — Grant Date Fair Value of Stock and SAR Awards. This column shows the aggregate grant date fair value of restricted stock and SAR awards for 2008. As discussed above in connection with the Summary Compensation Table, such value is computed based on FAS 123R.
The American National Insurance Company 1999 Stock and Incentive Plan
All of our employees, as well as directors and consultants of American National Insurance Company, are eligible to participate in the American National Insurance Company 1999 Stock and Incentive Plan (the “1999 Plan”). The purposes of the Plan are to align the personal financial incentives of key personnel and consultants with the long-term growth of our company and the interests of our stockholders through ownership and performance of our common stock; to enhance our ability to retain key personnel and consultants; and to attract outstanding prospective employees and directors. Grants of awards to the Named Executive Officers are approved by the Compensation Committee of the Board of Directors.
The 1999 Plan provides for the grant of any or all of the following types of awards: (1) stock options, including incentive stock options and non-qualified stock options; (2) stock appreciation rights (“SARs”), in tandem with stock options or freestanding; (3) restricted stock; (4) performance awards; and (5) incentive awards. To date, we have made grants only of restricted stock and SARs.
In 2008, Mr. Moody and Mr. Ferdinandtsen received service-based restricted stock grants pursuant to the 1999 Plan. Mr. Moody was awarded 50,000 shares of restricted stock, and Mr. Ferdinandtsen was awarded 20,000 shares. These grants were effective on May 1, 2008, and on that date our common stock closed at $116.48 per share. Such restricted stock will vest in 2018 provided that the recipient remains in our employ continuously until such time. In addition, such restricted stock will vest upon the death or disability of the recipient or, with the Board of Directors’ consent, upon the recipient’s retirement.
Messrs. Pavlicek, Ostergren and Behrens were granted SARs during 2008. The Board Compensation Committee believes that SARs align Named Executive Officer efforts with shareholder value creation. The SARs pay out only if our stock price appreciates relative to grant date value. SARs grants vest 20% per year over a five-year period beginning the first anniversary of the grant. Vested SARs expire five years from the date of vesting.
The 2009 Executive Incentive Compensation Program is described in the “Compensation Discussion and Analysis” section above under the caption “2009 Program.”

Outstanding Equity Awards at Fiscal Year End
The following table has information about the Named Executive Officer’s outstanding equity awards at December 31, 2008.

	SAR Awards						Stock Awards
	Number of	Number of
	Securities	Securities					Number of		Market Value
	Underlying	Underlying					Shares of		of Shares of
	Unexercised	Unexercised		SAR	SAR		Stock That		Stock That
	SARs	SARs		Exercise	Expiration		Have Not		Have Not
	Exercisable	Unexercisable		Price	Date		Vested		Vested*
Name	(a)	(b)		(c)	(d)		(e)		(f)

Robert L. Moody,							50,000	[1]	$3,686,500
Chairman of the Board and							50,000	[2]	$3,686,500
Chief Executive Officer							50,000	[3]	$3,686,500
							50,000	[4]	$3,686,500

G. Richard Ferdinandtsen,							10,000	[5]	$737,300
President and							10,000	[2]	$737,300
Chief Operating Officer							20,000	[3]	$1,474,600
							20,000	[4]	$1,474,600

David A. Behrens,	0	5,000	[6]	$116.48	5/1/2018	[8]
Executive Vice President,	1,000	2,000	[7]	$100.46	5/1/2015	[8]
Independent Marketing

Gregory V. Ostergren,	0	5,000	[6]	$116.48	5/1/2018	[8]
Executive Vice President,	3,000	2,000	[7]	$100.46	5/1/2015	[8]
Director of Multiple Line	3,000	0		$88.00	8/1/2012	[8]

Stephen E. Pavlicek,	0	3,000	[6]	$116.48	5/1/2018	[8]
Senior Vice President and	600	1,200	[7]	$100.46	5/1/2015	[8]
Chief Financial Officer	400	0		$88.00	8/1/2012	[8]

*	Based on an assumed stock price of $73.73 per share, which was the closing price of the Company’s common stock on December 31, 2008.

[1]	These restricted shares were transferred by Robert L. Moody to the RLMFLP Limited Partnership (the “RLMFLP Partnership”), of which Mr. Moody is the 1% general partner. As the sole general partner of the RLMFLP Partnership, Mr. Moody has the power to manage the assets of the RLMFLP Partnership, including voting these shares of restricted stock. Restrictions with respect to these shares lapse on August 1, 2009.

[2]	Restrictions with respect to these shares lapse on August 1, 2012.

[3]	Restrictions with respect to these shares lapse on May 1, 2015.

[4]	Restrictions with respect to these shares lapse on May 1, 2018.

[5]	Restrictions with respect to these shares lapse on August 1, 2009.

[6]	These SARs become exercisable in five equal annual installments beginning May 1, 2009.

[7]	These SARs become exercisable in five equal annual installments beginning May 1, 2006.

[8]	SARs expire five years from the date they become exercisable. The date shown represents the expiration of the final SARs to become exercisable under the particular award shown.

Option Exercises and Stock Vested
None of the named officers exercised any SARs during 2008. In addition, no restrictions expired during 2008 with respect to any shares of restricted stock held by the Named Executive Officers.
Pension Benefits
The following table provides information regarding benefits under the American National Employees Retirement Plan, the American National Insurance Company (“ANICO”) Nonqualified Retirement Plan, and the ANICO Nonqualified Retirement Plan for Certain Salaried Employees.

		Number of
		Years of	Present Value	Payments
		Credited	of Accumulated	During Last
	Plan Name	Service	Benefit	Fiscal Year
Name	(a)	(b)	(c)	(d)

Robert L. Moody,	American National	26.6	$1,069,776	$106,771
Chairman of the Board and	Employees
Chief Executive Officer	Retirement Plan
	ANICO Nonqualified Retirement Plan	45.0	$51,310,424	$5,009,286

G. Richard Ferdinandtsen,	American National	18.51	$52,866	$4,901
President and	Employees
Chief Operating Officer	Retirement Plan
	ANICO Nonqualified Retirement Plan	45.0	$9,976,171	$919,379

David A. Behrens,	American National	9.92	$99,612	$0
Executive Vice President,	Employees
Independent Marketing	Retirement Plan
	ANICO Nonqualified Retirement Plan for Certain Salaried Employees	9.92	$176,449	$0

Gregory V. Ostergren,	American National	18.18	$295,984	$0
Executive Vice President,	Employees
Director of Multiple Line	Retirement Plan
	ANICO Nonqualified Retirement Plan for Certain Salaried Employees	18.18	$924,145	$0

Stephen E. Pavlicek,	American National	32.61	$913,631	$0
Senior Vice President and	Employees
Chief Financial Officer	Retirement Plan
	ANICO Nonqualified Retirement Plan for Certain Salaried Employees	32.61	$371,118	$0

Column (a) — Plan Name. This column identifies the pension plans in which each Named Executive Officer participates. Further information regarding each plan is provided below in this section.
Column (b) — Number of Years of Credited Service. This column represents the number of years of service that are used to calculate the Named Executive Officer’s benefit under each plan, as of December 31, 2008.
Column (c) — Present Value of Accumulated Benefit. The present value of accumulated benefit under each plan is calculated using the December 31, 2007 FAS 87 disclosure assumptions as follows: (a) discount rate of 6.17%, (b) 1994 Group Annuity Mortality table, and (c) the calculated present value at age 65 is discounted with interest only to the current age. In 2007, Mr. Ferdinandtsen, based on his age, elected to receive a lump sum distribution of all prior accrued benefits under the American National Employees Retirement Plan. The Present Value of his Accumulated Benefit for such plan shown above, therefore, represents only benefits accrued during 2008.
Column (d) — Payments During Last Fiscal Year. This column represents in-service distributions of benefits paid from the plans shown. The amount of such distributions was determined according to the terms of the plan for a life payout.
American National Employees Retirement Plan (the “Qualified Plan”). The Qualified Plan covers substantially all employees and officers of American National Insurance Company and provides benefits based on the participant’s years of service and compensation. The monthly benefit payable under the plan at normal retirement age (usually age 65) equals:
•	1.667 % of the employee’s final average pay times years of service (up to 35 years),

•	Less a “social security offset” amount equal to 0.7% (0.65% for Year of Birth after 1954) times the “Social Security covered pay”
For purposes of this calculation, “final average pay” is the average of the employee’s pay for the sixty consecutive months that produces the highest average (out of the prior ten years). Pay includes base salary, overtime, bonus incentives, and gains on SAR exercises on or after July 25, 2002. Pay does not include gains on SAR exercises prior to July 25, 2002, vesting of restricted stock, or other extraordinary items. In addition, “Social Security covered pay” is one-twelfth of the average of the Social Security wage bases for the thirty-five year period ending when the employee reaches Social Security retirement age. The wage base is the maximum amount of pay for a year for which Social Security taxes are paid. Social Security retirement age is between age 65 and 67, depending on the employee’s date of birth.
The benefit formula determines the employee’s monthly benefit as a life annuity (that is, monthly payments until the employee dies). Unless special IRS rules apply, benefits are not paid before employment ends, or age 70 1/2 if sooner and if elected by the employee. Instead of taking a life annuity, the employee may elect to receive:
•	a 50%, 66 2/3%, 75% or 100% joint and survivor annuity (the employee receives a smaller benefit for life, and the employee’s designated survivor receives a benefit of 50%, 66 2/3%, 75% or 100% of the reduced amount for life), or

•	a 10, 15 or 20 year period certain and life annuity benefit (the employee receives a smaller benefit for life and, if the employee dies before the selected period, the employee’s designated survivor receives the reduced amount until the end of the period), or

•	a lump sum benefit, if eligible under the plan (most management/professional employees would be).
If an employee chooses one of these benefit options, the plan actuary uses the interest rate assumptions and mortality tables specified in the plan to adjust the benefit so it has the same value as the life annuity, as determined on an actuarial basis.
An employee whose employment ends before age 65 may begin benefit payments as early as age 55, if the employee had at least twenty years of vesting service; however, benefits may not begin before employment terminates. The plan actuary reduces this “vested” benefit below the level of the age 65 benefit to account for early commencement, so the benefit remains the actuarial equivalent of a benefit beginning at age 65.

If an employee retires after age 55 with at least twenty years of service, the employee may take an “early retirement” benefit, beginning immediately after employment ends. Mr. Pavlicek is eligible for early retirement. The early retirement benefit is based on the pension plan formula. The benefit is reduced below the level of the age 65 benefit, similar in magnitude to the reductions Social Security exacts for early commencement. Mr. Moody and Mr. Ferdinandtsen are over 70 1/2 and are receiving in-service retirement benefits.
ANICO Nonqualified Retirement Plan for Certain Salaried Employees and the ANICO Nonqualified Retirement Plan (together, the “Excess Benefit Plans”). Benefits under the Qualified Plan are limited by the Internal Revenue Code. Our Board of Directors believes we should pay our employees the total pension benefit they have earned, without imposing these Code limits. Therefore, like many large companies, we have nonqualified “excess” benefit plans that make up the difference between the benefit determined under the Qualified Plan formula, without applying these limits, and the benefit actually payable under the Qualified Plan, taking these limits into account. To the extent that any individual’s annual retirement income benefit exceeds the maximum amount payable from the Qualified Plan, it shall be paid from one of the Excess Benefit Plans, provided the individual is covered by one of such plans. Payment is made from our general assets and not from the assets of the Qualified Plan.
Mr. Moody and Mr. Ferdinandtsen are the only participants in the ANICO Nonqualified Retirement Plan. As participants in the ANICO Nonqualified Retirement Plan, Mr. Moody and Mr. Ferdinandtsen are provided benefits not provided to the other Named Executive Officers under the ANICO Nonqualified Retirement Plan for Certain Salaried Employees. Such benefits are: a higher maximum on years of service counted for benefit service (45 years for these two individuals versus 35 years for other plan participants) which could potentially increase benefits by as much as 28.5%; a guarantee of benefit continuation for 21 years after retirement benefits commence, in the event of death during that period; inclusion of service on our Board of Directors or service with a company acquired by us for pension benefit purposes; and the right to receive retirement benefits beginning at age 65 while in service as our employee, in lieu of an actuarially enhanced benefit deferred until the actual service termination date.
If an employee retires after age 55 with at least twenty years of service, the employee may take an “early retirement” benefit, beginning immediately after employment ends. Mr. Pavlicek is eligible for early retirement under the Excess Benefit Plan in which he participates. The early retirement benefit is based on the pension plan formula. The benefit is reduced below the level of the age 65 benefit, similar in magnitude to the reductions Social Security exacts for early commencement. Mr. Moody and Mr. Ferdinandtsen are over 70 1/2 and are receiving in-service retirement benefits from the Excess Benefit Plan in which they participate.

Nonqualified Deferred Compensation
Directors of certain of our Farm Family subsidiaries are eligible to participate in the Farm Family Holdings, Inc. 409A Directors’ Deferred Compensation Plan (the “Current Farm Family Plan”), which became effective on January 1, 2005. Such subsidiaries consist of American National Property and Casualty Holdings, Inc. (formerly Farm Family Holdings, Inc.), Farm Family Life Insurance Company, Farm Family Casualty Insurance Company, and United Farm Family Insurance Company. Prior to the effectiveness of the Current Farm Family Plan, the Farm Family subsidiary directors were eligible to participate in the Farm Family Holdings, Inc. Directors’ Deferred Compensation Plan, which was frozen as of December 31, 2004 (the “Frozen Farm Family Plan”). Mr. Ferdinandtsen, Mr. Ostergren, and Mr. Pavlicek are the only named executives eligible to participate in such plans; however, only Mr. Ostergren has elected to participate in such plans. Mr. Ostergren, as Chairman of the Board of each of the Farm Family insurance companies, is the only one of our officers who receives compensation for his service as a director of such subsidiaries. There are no other nonqualified deferred compensation plans in which any of the named executives participates.
Amounts deferred under both the Current Farm Family Plan and the Frozen Farm Family Plan consist of the annual retainer and meeting fees earned for service as a director of the applicable Farm Family subsidiaries, or such portion thereof as is elected to be deferred by a director. A director who has elected to defer compensation does not pay taxes on deferred amounts, or on any earnings on such deferred amounts, until the director receives a distribution of compensation and earnings from the plan. We do not contribute any amounts to these plans other than amounts elected to be deferred by a director.
Deferred compensation under both the Current Farm Family Plan and the Frozen Farm Family Plan accrues interest each month at the “Prime Rate” published in the “Money Rates” section of the Wall Street Journal on the first day of the calendar quarter containing such month. Under the Current Farm Family Plan, a director may elect to receive distributions from the plan only in a single lump sum. Under the Frozen Farm Family Plan, a director may elect to receive distributions from the plan in a lump sum or in five, ten or fifteen equal annual installments.
The following table provides information regarding Mr. Ostergren’s participation in the Current Farm Family Plan and the Frozen Farm Family Plan:

	Executive		Registrant	Aggregate	Aggregate	Aggregate
	Contributions		Contributions	Earnings in	Withdrawals/	Balance at
	in Last Fiscal		in Last Fiscal	Last Fiscal	Distributions in	Last Fiscal
Plan	Year		Year	Year	Last Fiscal Year	Year

Frozen Farm Family Plan	$0		$0	$4,788	$0	$84,412

Current Farm Family Plan	$20,000	(1)	$0	$4,524	$0	$91,983
(1)    This amount is included in column (c) (Salary) of the Summary Compensation Table for Mr. Ostergren.
Potential Payments Upon Termination or Change in Control
We do not have employment contracts, severance agreements, salary continuation agreements or severance plans with the Named Executive Officers. This section describes and quantifies certain compensation that would become payable under existing plans and arrangements if a Named Executive Officer’s employment had terminated on December 31, 2008, given each Named Executive Officer’s compensation and service levels as of such date and, if applicable, based on our closing stock price on that date, which was $73.73.

Restricted Stock and Termination of Employment
Pursuant to the 1999 Plan and award terms approved by the Board of Directors, shares of restricted stock issued to Mr. Moody and Mr. Ferdinandtsen vest upon death, disability, or upon retirement with the consent of the Board of Directors. Such shares are forfeited upon other termination of employment. In addition, such shares vest upon a change of control of our company. For purposes of the 1999 Plan, a change of control occurs if (i) there is a change in ownership of our outstanding securities which causes any person other than The Moody Foundation to become the beneficial owner, directly or indirectly, of securities representing fifty percent (50%) or more of the combined voting power of our outstanding securities then entitled to vote for the election of directors; (ii) the Board of Directors approves the sale of all or substantially all of our assets; or (iii) the Board of Directors approves any merger, consolidation, issuance of securities or purchase of assets, the result of which would be the occurrence of an event described in clause (i) above.
The aggregate value of unvested restricted stock as of December 31, 2008 for Mr. Moody was $3,686,500 and for Mr. Ferdinandtsen was $737,300.
SARs and Termination of Employment
Pursuant to the 1999 Plan and award terms approved by the Board of Directors, SARs have a reduced vesting period upon death or retirement at or after attaining the age of 65. SARs are no longer exercisable in the event of any other termination of employment. In addition, all SARs vest immediately upon a change of control of our company. The events constituting a change of control are described immediately above under “Restricted Stock and Termination of Employment.”
Upon an officer’s death or retirement at or after attaining age 65, the five year vesting period for SARs is reduced. The officer, or in the case of his death—his estate or heirs, has one year following the date of death or retirement to exercise a percentage of the officer’s SARs equal to the sum of (i) the percentage of the SARs the officer was entitled to exercise as of the date of death or retirement, plus (ii) the pro rata portion based upon the period included between the date of death or retirement and the preceding May 1, of any additional 20% of the SARs which would have become exercisable had the officer remained in our employ until the following May 1. SARs not exercised within such one-year period terminate and are no longer exercisable.
Assuming a change of control of our company or a termination by reason of death or retirement on December 31, 2008 for Mr. Pavlicek, Mr. Ostergren, and Mr. Behrens, none of such individuals would have been entitled to receive any amounts from us upon the exercise of any SARs, as the closing price of our stock on such date ($73.73) was less than the exercise price of all SARs held by these Named Executive Officers.
Pension Benefits
The Pension Benefits table above describes the general terms of each pension plan in which the Named Executive Officers participate, the years of credited service, and the present value of accumulated benefits under these plans as of December 31, 2008. The following table describes the estimated benefits that would have been due to our Named Executive Officers under the Qualified Plan and under the Excess Benefit Plans in the event of any of such executive’s termination of employment as of December 31, 2008:

Qualified Plan

	Potential Payout on
	Retirement or	Potential Payout if		Potential Payout if
	Voluntary	Terminated Upon	Potential Payout if	Terminated
	Termination	Disability	Terminated Upon Death	Involuntarily
	12/31/08	12/31/08	12/31/08	12/31/08
Name	(a)	(b)	(c)	(d)

Robert L. Moody,	$1,069,776	$1,069,776	$551,941	$1,069,776
Chairman of the Board and Chief Executive Officer

G. Richard Ferdinandtsen,	$52,866	$52,866	N/A	$52,866
President and Chief Operating Officer

David A. Behrens,	N/A	N/A	$342,075	N/A
Executive Vice President, Independent Marketing

Gregory V. Ostergren,	N/A	N/A	$538,629	N/A
Executive Vice President, Director of Multiple Line

Stephen E. Pavlicek,	$860,184	$860,184	$948,118	$860,184
Senior Vice President and Chief Financial Officer
Excess Benefit Plans

	Potential Payout on
	Retirement or	Potential Payout if		Potential Payout if
	Voluntary	Terminated Upon	Potential Payout if	Terminated
	Termination	Disability	Terminated Upon Death	Involuntarily
	12/31/08	12/31/08	12/31/08	12/31/08
Name	(a)	(b)	(c)	(d)

Robert L. Moody,	$51,310,424	$51,310,424	$47,061,331	$51,310,424
Chairman of the Board and Chief Executive Officer

G. Richard Ferdinandtsen,	$9,976,171	$9,976,171	$9,143,290	$9,976,171
President and Chief Operating Officer

David A. Behrens,	N/A	N/A	$605,937	N/A
Executive Vice President, Independent Marketing

Gregory V. Ostergren,	N/A	N/A	$1,681,753	N/A
Executive Vice President, Director of Multiple Line

Stephen E. Pavlicek,	$348,747	$348,747	$385,126	$348,747
Senior Vice President and Chief Financial Officer

Column (a) — Potential Payout on Retirement or Voluntary Termination
This column shows the potential payout that would have been made upon the retirement or voluntary termination of any the Named Executive Officers on December 31, 2008. The “potential payout” refers to the actuarial present value of the benefit payable. As explained in connection with the “Pension Benefits” table above, Mr. Moody and Mr. Ferdinandtsen are currently receiving in-service distributions under both the Qualified Plan and the Excess Benefit Plan in which they participate, and Mr. Pavlicek is currently eligible for early retirement under both the Qualified Plan and the Excess Benefit Plan in which he participates. In the case of Mr. Moody and Mr. Ferdinandtsen, each of them would have been eligible to receive their accumulated benefit upon retirement or voluntary termination on December 31, 2008. Mr. Pavlicek would have been eligible to receive the early retirement benefit disclosed in column (a). The early retirement benefit represents an actuarially reduced value of Mr. Pavlicek’s accumulated benefit, calculated based upon a reduced percentage of his deferred benefit at age 65, as specified under the applicable plans, which percentage varies depending on the number of years of age prior to 65. In Mr. Pavlicek’s case, the applicable reduction of his deferred benefit was 81.5% at December 31, 2008. For Mr. Behrens and Mr. Ostergren, payment of accrued benefits would have been deferred until age 65, as they are not currently eligible for early retirement. The values of their deferred benefits are shown in the values of accumulated benefits in the “Pension Benefits” table above.
Column (b) — Potential Payout if Terminated Upon Disability
This column shows the potential payout that would have been made upon the disability of any of the Named Executive Officers on December 31, 2008. The “potential payout” refers to the actuarial present value of the benefit payable. In the event of total disability prior to age 65, no additional benefits become immediately payable, unless the individual is entitled to retirement at the time of disability. Otherwise, we will continue granting credited service from the date of disability to age 65 under the terms of the applicable plan for the duration of the disability. Total disability must be validated by approval for Social Security disability. Had the employment of Mr. Moody or Mr. Ferdinandtsen been terminated by disability on December 31, 2008, each would be entitled to his accumulated benefit. In the case of Mr. Pavlicek’s disability on December 31, 2008, he would have been entitled to his early retirement benefit. Mr. Behrens and Mr. Ostergren would not have been entitled to any payment in the event of their disability on December 31, 2008.
Column (c) — Potential Payout if Terminated Upon Death
This column shows the potential payout that would have been made upon the death of any of the Named Executive Officers on December 31, 2008. The “potential payout” refers to the actuarial present value of the benefit payable. This amount represents the value of a widow’s benefit as determined based upon a percentage of the accrued or projected benefit at age 65, as specified in the applicable plans. In the case of an individual who has already commenced receiving benefits under the plans, any widow’s benefit would be according to the form of payment elected at retirement. Mr. Moody and Mr. Ferdinandtsen have a guaranteed period of twenty-one years under the applicable Excess Benefit Plan that would provide a widow’s benefit based on the remaining portion of such period since benefit commencement. No payment under the Qualified Plan would have been available to Mr. Ferdinandtsen in the event of his death on December 31, 2008, as he elected to receive a lump sum distribution of all prior accrued benefits under such plan in 2007. In the event of death prior to retirement, a pension is available for the surviving spouse for the life of the spouse that would be at most 75% of the Named Executive Officer’s projected monthly pension at age 65. Eligibility for this death benefit requires that the executive have been at least age 45 at the time of death and have age plus years of service equal to at least 55.
Column (d) Potential Payout if Terminated Voluntarily
This column shows the potential payout that would have been made upon the involuntary termination of any the Named Executive Officers on December 31, 2008. The “potential payout” refers to the actuarial present value of the benefit payable. Please see the explanation provided above in connection with Column A — Potential Payout on Retirement or Voluntary Termination. No special benefits are triggered by involuntary termination.

Medical Benefits
Mr. Moody and Mr. Ferdinandtsen, upon retirement, are eligible for lifetime participation in our Merit Plan and core medical insurance plan. Such coverage also is available to their spouses for life. The Merit Plan is discussed above in connection with the “All Other Compensation Table - Named Executive Officers.” Based on the average claim costs of the employees and dependents in the core medical insurance plan and the Merit Plan, the value of lifetime coverage is approximately $516,715 for Mr. Moody and approximately $540,865 for Mr. Ferdinandtsen. Such calculations were made using assumptions in accordance with GAAP as follows: (a) 1994 Group Annuity Reserving table, (b) a health care cost trend rate of 5.8%, and (c) an interest rate of 5.54%. The other Named Executive Officers are not eligible for such benefits.

Director Compensation
The following table has information about the 2008 compensation of our non-employee directors and advisory directors.

	Fees Earned or		All Other
	Paid in Cash	Stock Awards	Compensation
Name	(a)	(b)	(c)	Total
Directors

Arthur O. Dummer	$43,250	$52,085	$32,628	$127,963

Shelby M. Elliott	$42,750	$52,085	$30,023	$124,858

Russell S. Moody	$41,250	$61,416	$70,055	$172,721

William L. Moody, IV	$42,500	$61,416	$78,586	$182,502

Frances A. Moody-Dahlberg	$41,250	$61,416	$25,253	$127,919

Frank P. Williamson	$44,750	$52,085	$26,779	$123,614

James D. Yarbrough	$44,250	$61,416	$59,672	$165,338

Advisory Directors*

Irwin M. Herz, Jr.	$41,250	$61,416	$42,503	$145,169

R. Eugene Lucas	$41,250	$61,416	$23,100	$125,766

E. Douglas McLeod	$41,250	$61,416	$23,513	$126,179

*	Robert L. Moody, Jr. was appointed an advisory director during 2009; therefore, no compensation was paid to him for such service during 2008.
Column (a) — Fees Earned or Paid in Cash. We pay director compensation only to those directors who are not our employees. Such directors and our advisory directors each receive $35,000 per year director’s fees, plus $1,250 per meeting attended. Such directors also receive $1,250 for each Executive Committee meeting attended and $500 for Audit, Compensation, and Nominating Committee meetings attended. Directors may elect to defer their compensation, with interest accrued at the Wall Street Journal prime rate published on the first business day of each quarter. We do not provide any above-market or preferential earnings rates on compensation that is deferred.
Column (b) — Stock Awards. These values represent grants of restricted stock to our directors and advisory directors pursuant to the American National Insurance Company 1999 Stock and Incentive Plan. The numbers in Column (b) show the amount recognized as expense during 2008 for financial statement reporting purposes, calculated in accordance with Financial Accounting Standards Board Statement No. 123R, Share-Based Payment, based on the stock price at the time of the grant.
Ms. Moody-Dahlberg and Messrs. Herz, Lucas, McLeod, R. S. Moody, and W. L. Moody IV each received a grant of 2,000 shares of restricted stock during 2008. Messrs. Dummer, Elliott, and Williamson each received a grant of 667 shares of restricted stock during 2008. Such restricted stock will vest in 2018 provided that the recipient continues in our service as a director or advisory director continuously until such time. In addition, such stock will vest upon the death or disability of the recipient. Furthermore, if the recipient retires as a director or advisory director at or after attaining the age of 65, and the Board of Directors consents to such retirement, such restricted stock will vest at the rate of 20% for each year and pro rata for any partial year included in the period of the recipient’s service as a director or advisory director from the date of grant through the date of such retirement. Dividends on restricted stock are included in Column (c) — All Other Compensation.
Column (c) — All Other Compensation. These amounts include the following:
All Other Compensation Table — Directors and Advisory Directors

	Restricted Stock
Name	Dividends	Perquisites		Total
Directors

Arthur O. Dummer	$13,861	$18,767	(1)(2)	$32,628

Shelby M. Elliott	$13,861	$16,162	(1)(2)	$30,023

Russell S. Moody	$23,100	$46,955	(1)(2)	$70,055

William L. Moody, IV	$23,100	$55,486	(1)(2)	$78,586

Frances A. Moody-Dahlberg	$23,100	$2,153	(2)	$25,253

Frank P. Williamson	$13,861	$12,918	(1)	$26,779

James D. Yarbrough	$23,100	$36,572	(1)(2)	$59,672

Advisory Directors

Irwin M. Herz, Jr.	$23,100	$19,403	(1)(2)	$42,503

R. Eugene Lucas	$23,100	$0		$23,100

E. Douglas McLeod	$23,100	$413	(2)	$23,513

(1)	Includes medical reimbursement plan benefit. We provide a medical reimbursement plan designed to reimburse certain medical expenses that are not covered by an underlying insurance policy for the benefit of (1) directors who are not current or former common law employees, (2) retired directors who have at least twenty (20) years of service who are not current or former common law employees, (3) designated consultants who are not current or former common law employees, (4) advisory directors who are not current or former common law employees, and (5) the spouses and any dependents of the foregoing. The amount of such benefit during 2008 for William L. Moody, IV and James D. Yarbrough was $50,542 and $30,764, respectively. The amount of such benefit to the other directors and advisory directors did not exceed thresholds for specific numerical disclosure under applicable proxy disclosure rules, although the value of such benefit is included in the Perquisites column.

(2)	Includes guest travel, lodging, entertainment, and food and beverage at our business conferences or other events. The amount of such benefit during 2008 for Russell S. Moody was $29,040. The amount of such benefit to the other directors and advisory directors did not exceed thresholds for specific numerical disclosure under applicable proxy disclosure rules, although the value of such benefit is included in the Perquisites column.

Compensation Committee Interlocks and Insider Participation
No member of our Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE
The following is a description of certain transactions and relationships existing since the beginning of fiscal year 2008 between us and certain related parties.
Mortgage Loans to Gal-Tex Hotel Corporation: The Moody Foundation and the Libbie Shearn Moody Trust own 34% and 50.2%, respectively, of Gal-Tex Hotel Corporation (“Gal-Tex”). As of December 31, 2008, we held a first mortgage loan issued to Gal-Tex secured by hotel property in San Antonio, Texas. This loan was originated in 1999, had a balance of $12,735,358 as of December 31, 2008, has a current interest rate of 7.250%, and has a final maturity date of April 1, 2019. During 2008, Gal-Tex paid $798,752 in principal and $955,888 in interest with respect to this loan, which is current as to principal and interest payments.
Management Contracts with Gal-Tex Hotel Corporation: We have entered into management contracts with Gal-Tex for the management of a hotel and adjacent fitness center owned by us, as well as for a nearby golf course owned by a limited partnership between two of our wholly-owned subsidiaries. During our fiscal year ended December 31, 2008, we paid Gal-Tex $295,698, $62,453 and $48,000, respectively, for services rendered under such contracts for these three facilities. All of such contracts are terminable by us upon thirty days’ prior written notice.
Transactions with Robert L. Moody, Jr.: Robert L. Moody, Jr. (“RLM Jr.”) is the son of our Chairman and Chief Executive Officer, brother of two of our directors, and one of our advisory directors. RLM Jr., mainly through his wholly-owned insurance agency, Moody Insurance Group, Inc. (“MIG”), has entered into a number of agency agreements with us and some of our subsidiaries. In 2008, total commissions paid under such agency contracts, primarily from the marketing of health insurance products, were $1,491,626. MIG and we are also parties to a Consulting and Special Marketing Agreement concerning development and marketing of new products. During 2008, we paid compensation of $222,759 under this agreement and a predecessor agreement. Such amount includes medical reimbursements to RLM Jr. as a consultant pursuant to our medical reimbursement plan (see “Remuneration of Directors and Officers” above) and dividends on 9,000 shares of our Restricted Stock (see “Incentive Compensation Plan Awards” above) granted to MIG as a consultant. MIG and we entered into a National Marketing Director’s Contract in 1994, which gave MIG the exclusive right to sell annuities in the financial institutions market. In a subsequent restructuring of such contract, MIG gave up such exclusive right, and we assumed all responsibilities for sales and service in such market. During 2008, MIG received $923,370 in commissions under such restructured contract. As agreed by us and certain of our subsidiaries, MIG markets products of unrelated companies through certain of our agents. MIG receives commissions from the companies issuing such products. In 1994, MIG provided brokerage and business development services to an unrelated marketing company which has had a marketing agreement with us since such time. MIG has advised us that, during 2008, commissions received from such marketing company related to sales of our products aggregated $158,907. MIG and we entered into an agreement in 2006 pursuant to which our Systems Planning and Computing division provides certain software and related computer services to MIG and its agents in connection with sales of health insurance products issued by one of our subsidiaries. MIG paid us $7,920 for such services during 2008, based on the same rates charged to our internal departments.
In addition, RLM Jr. serves as a director of certain of our subsidiaries. He served as an alternate director of American National de Mexico, Compania de Seguros de Vida, S.A. de C.V., a subsidiary that was sold during 2008. As an alternate director of such company, Robert L. Moody, Jr. received $1,293 for attending one (1) board meeting during 2008. He also is a director of ANREM Corporation (“ANREM”), for which he earned an aggregate of $2,250 for attending three (3) ANREM board meetings during 2008.

Transactions with Moody National Bank: We have executed an advancing promissory note to Moody National Bank (the “Bank”) in the amount of $25,518,605.20. Such promissory note supports a letter of credit issued by the Bank on behalf of us for the benefit of an unrelated party in a reinsurance transaction. No amounts have been drawn under the letter of credit; therefore, no amounts have been advanced by the Bank to us under the promissory note. Any amounts advanced under the promissory note will be secured by a custody account maintained by us at the Bank. In addition, we and some of our subsidiaries have entered into various depository, custodian and safekeeping arrangements with the Bank in the ordinary course of our business.
Health Insurance Contracts with Certain Affiliates: Our Merit Plan is insured by National Western Life Insurance Company (“National Western”). Further information regarding the Merit Plan is provided above in connection with the “All Other Compensation Table — Named Executives.” Robert L. Moody, our Chairman of the Board and Chief Executive Officer, is also the Chairman of the Board, Chief Executive Officer, and controlling stockholder of National Western. During 2008, we paid National Western $1,173,950 in premium and fees with respect to the Merit Plan. In addition, we insure substantially similar plans offered by National Western, Gal-Tex, and The Moody Foundation to certain of their officers. During 2008, National Western, Gal-Tex, and The Moody Foundation paid us premium and fees with respect to such plans in the amounts of $244,818; $55,995; and $107,944, respectively. We also insure The Moody Foundation’s basic health insurance plan, for which we received $264,658 in premium during 2008.
Transactions with Greer, Herz & Adams, L.L.P.: Irwin M. Herz, Jr. is an advisory director of ours and a Partner with Greer, Herz Adams, L.L.P. which acts as our General Counsel. In the fiscal year ending December 31, 2008, it received $7,787,257 in legal fees and reimbursements of expenses in connection with its services as our General Counsel and all of our subsidiaries. We also furnished offices, telephones and the use of certain office decorations to the law firm, the value of which was credited against additional fees due to such firm.
Other Family Relationships: E. Vince Matthews III, a step-son of Robert L. Moody, is a director of a mutual insurer managed by us and an advisory director of one of our subsidiaries. He is also employed as one of our officers, for which he received total compensation during 2008 in excess of $120,000, but less than $150,000.
Procedure for Review, Approval or Ratification of Related Persons Transactions
The Audit Committee reviews, approves or ratifies any related party transactions in which we do or will have an amount involved exceeding $120,000 and a related person has or will have a direct or indirect material interest. The Audit Committee will approve or ratify the transaction only if it determines that the transaction is in our best interests. In considering the transaction, the Audit Committee will consider all relevant factors, including (as applicable) the business rationale for entering into the transaction; the alternatives to entering into the transaction; whether the transaction is on terms comparable to those that could be obtained in arms-length dealings with an unrelated third party; and the overall fairness of the transaction to us. We have not adopted formal written procedures for the review of related party transactions. Rather, we are guided by the corporate governance rules of the NASDAQ, the requirements of Item 404(a) of Regulation S-K promulgated by the Securities and Exchange Commission (“SEC”), and other SEC guidance on related party transactions.
Director Independence
The Board has determined, after considering all of the relevant facts and circumstances, that W. L. Moody IV, James D. Yarbrough, Arthur O. Dummer, Dr. Shelby M. Elliott and Frank P. Williamson, are “independent” from management in accordance with the NASDAQ Stock Market LLC (“NASDAQ”) listing standards. To be considered independent, the Board must determine that a director does not have any direct or indirect material relationships with us. In making this determination, the Board considered the fact that W. L. Moody IV is related to other members of the Board and determined that the familial relationship did not impair his independence.
In addition, after considering all of the relevant facts and circumstances, the Board has determined that each member of the Audit Committee of the Board qualifies under the Audit Committee independence standards established by the SEC and that Arthur O. Dummer qualifies as a “financial expert” as defined and required by NASDAQ’s rules and by the Securities Exchange Act of 1934. The Audit Committee, the Compensation Committee and the Nominating Committee are composed entirely of independent directors.

The following sets forth Committee memberships as of the date hereof:

	Audit	Compensation	Nominating	Executive
Director	Committee	Committee	Committee	Committee

James D. Yarbrough	X	XX
Arthur O. Dummer[1]	XX
Dr. Shelby M. Elliott		X	XX
Frank P. Williamson	X	X	X
William L. Moody IV				X

X =	Member

XX =	Committee Chair

[1]	Mr. Dummer is the financial expert on the Audit Committee.
ITEM 8. LEGAL PROCEEDINGS
Information required for Item 8 is incorporated by reference to the discussion under the heading “Litigation” in Note 16 to the Consolidated Financial Statements.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
STOCKHOLDER INFORMATION
Our common stock is traded on the NASDAQ Global Select Market under the symbol “ANAT.” The following table presents the high and low prices for our common stock for the periods indicated and the quarterly dividends declared per share during such periods.

			Dividend
	High	Low	Paid per Share
	(per share)

2009:
First Quarter	$74.59	$33.74	$0.77

2008:
Fourth quarter	$94.40	$55.00	$0.77
Third quarter	111.76	81.68	0.77
Second quarter	119.65	97.50	0.77
First quarter	133.60	100.00	0.77

			$3.08

2007:
Fourth quarter	$145.99	$109.28	$0.77
Third quarter	159.34	116.52	0.76
Second quarter	155.70	126.39	0.76
First quarter	129.85	122.04	0.76

			$3.05
Our stock closed at $52.41 per share on March 31, 2009.

Security Holders
As of March 6, 2009 there were approximately 978 holders of record of our issued and outstanding shares of common stock.
Securities Authorized for Issuance Under Equity Compensation Plans
The following table provides information regarding our common stock that is authorized for issuance under the American National Insurance Company 1999 Stock and Incentive Plan as of December 31, 2008.

Equity Compensation Plan Information
Number of securities
	Number of securities		remaining available for
	to be issued upon		future issuance under
	exercise of	Weighted-average	equity compensation
	outstanding	exercise price of	plans
	options, warrants	outstanding options,	(excluding securities
Plan category	and rights	warrants and rights (1)	reflected in column (a))

Equity compensation plans approved by security holders	0	107.44	2,385,906

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	0	107.44	2,385,906

(1)	Based on exercise prices of outstanding stock appreciation rights.
ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES
None.
ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
We are a Texas stock life insurance company. Our articles of incorporation authorizes 50,000,000 shares, $1.00 par value common stock. As of March 31, 2009, we had 26,820,166 shares of common stock issued and outstanding and 4,012,283 shares were held as treasury stock.
The following summary describes the terms of our capital stock that we consider to be material, but does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of our Restated and Amended Articles of Incorporation, our Bylaws and applicable Texas law.
Common Stock
Our stock has been traded on the NASDAQ Global Select Market under the symbol “ANAT”. We have a pending listing application to formalize our status as a registered stock on the NASDAQ Stock Market LLC, a national securities exchange. We have one class of common stock, $1.00 par value.
Voting and Other Rights. Each share of common stock entitles the holder thereof to one vote on all matters on which holders are permitted to vote. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no shareholder has any right to convert common stock into other securities.

No shares of common stock are subject to redemption or to any sinking fund provisions. All of the outstanding shares of common stock are fully paid and nonassessable.
Dividend and Distribution Rights. The holders of shares of common stock are entitled to dividends when, as and if declared by our board of directors from funds legally available for the payment of dividends and, upon liquidation, to a pro rata share in any distribution to shareholders.
Anti-Takeover Provisions of Texas Law, Our Articles of Incorporation and Bylaws
Certain provisions of Texas law, our Articles of Incorporation and our Bylaws are intended to enhance the likelihood of continuity and stability in our Board of Directors and its policies, but might have the effect of delaying or preventing a change in control or takeover attempt and may make more difficult the removal of incumbent management that a shareholder might consider in his or her best interest, including attempts that might result in a premium over the market price for our common stock.
Texas Business Corporation Act. We are subject to Part 13 of the Texas Business Corporation Act. In general, that statute prohibits a publicly held Texas corporation from engaging in a “business combination” with any “affiliated shareholder” for a period of three years following the date that the shareholder became an affiliated shareholder unless:
•	prior to that date, the corporation’s board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder; or

•	not less than six months after that date, the business combination is approved at a meeting of shareholders duly called for that purpose, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting shares that are not beneficially owned by the affiliated shareholder.
Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to our shareholders.
Subject to certain exceptions, an “affiliated shareholder” is any shareholder who beneficially owns 20% or more of the corporation’s outstanding voting shares, as well as any entity or person affiliated with or controlling or controlled by the shareholder.
Authorized Shares. Our authorized but unissued shares of common stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Vacancies on the Board of Directors. Our Bylaws provide that any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the directors then in office. A director elected to fill a vacancy will serve for the remainder of the term to which the director has been elected and until the director’s successor has been elected and duly qualified.
Amendment of Articles of Incorporation and Bylaws. Our Articles of Incorporation may be amended by the affirmative vote of the holders of not less than two-thirds of our capital stock then outstanding and entitled to vote. Our Bylaws may be amended by the affirmative vote of a majority of the members of our full board of directors at any regular or special meeting of the board or by our stockholders at any annual or special meeting of stockholders.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS
Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act (the “Miscellaneous Laws”) authorizes corporations to include a provision in their articles of incorporation limiting or eliminating the personal liability of directors to corporations or shareholders for monetary damages for an act or omission in the director’s capacity as a director. Our Restated and Amended Articles of Incorporation limit the liability of our directors to the fullest extent permitted by the Miscellaneous Laws. Specifically, our directors shall not be liable except for:
•	a breach of the director’s duty of loyalty to us or our shareholders;

•	an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;

•	a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office;

•	an act or omission for which the liability of the director is expressly provided by an applicable statute; or

•	an act related to an unlawful stock repurchase or payment of a dividend.
The inclusion of this provision in our Restated and Amended Articles of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our shareholders.
Article 2.02-1 of the Texas Business Corporation Act (the “TBCA”) provides that a corporation may indemnify any director or officer who was, is or is threatened to be made, a named defendant or respondent in a proceeding because he is or was a director or officer, provided that the director or officer (i) conducted himself in good faith, (ii) reasonably believed (a) in the case of conduct in his official capacity, that his conduct was in the corporation’s best interests or (b) in all other cases, that his conduct was at least not opposed to the corporation’s best interests and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Subject to certain exceptions, a director or officer may not be indemnified if the person is found liable to the corporation or if the person is found liable on the basis that he improperly received a personal benefit. Under Texas law, reasonable expenses incurred by a director or officer may be paid or reimbursed by the corporation in advance of a final disposition of the proceeding after the corporation receives a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and a written undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to indemnification by the corporation. Texas law requires a corporation to indemnify an officer or director against reasonable expenses incurred in connection with a proceeding in which he is named a defendant or respondent because he is or was a director or officer if he is wholly successful in defense of the proceeding.
Our Bylaws also require indemnification of our officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted under the TBCA.
Texas law permits a corporation to purchase and maintain insurance or another arrangement on behalf of any person who is or was a director or officer against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the corporation would have the power to indemnify him against that liability under Article 2.02-1 of the TBCA. We maintain directors’ and officers’ liability insurance policies to cover certain liabilities of directors and officers arising out of claims based on certain acts or omissions by them in their capacity as directors or officers.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
INDEPENDENT AUDITORS’ REPORT
To the Stockholders and Board of Directors of
American National Insurance Company:
We have audited the accompanying consolidated statements of financial position of American National Insurance Company and subsidiaries (The Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American National Insurance Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

KPMG LLP
March 30, 2009
HOUSTON, TEXAS

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except for per share data)

	2008	2007	2006
Premiums and Other Revenues
Premiums:
Life	$299,338	$315,893	$327,594
Annuity	116,248	222,748	112,455
Accident & Health	290,883	283,765	303,285
Property & Casualty	1,182,026	1,177,217	1,234,300
Other Policy Revenues	174,899	155,230	139,605
Net Investment Income	796,177	812,969	836,017
Realized gains (losses) on investments	(379,709)	41,027	100,256
Other Income	38,779	47,224	51,107

Total Revenues	2,518,641	3,056,073	3,104,619

Benefits, Losses and Expenses
Death and Other Benefits
Life	251,992	239,598	248,428
Annuity	157,102	150,318	130,830
Accident & Health	220,848	212,692	227,329
Property & Casualty	939,854	818,230	881,806
Increase (decrease) in liability for future policy benefits:
Life	44,086	34,152	31,775
Annuity	(14,235)	99,560	4,554
Accident & Health	2,207	(2,852)	(10,554)
Interest Credited to Policy Account Balances	299,833	295,894	297,551
Commissions for acquiring and servicing policies	475,345	456,537	423,291
Other Operating Costs and Expenses	508,800	465,140	455,937
Decrease (increase) in deferred policy acquisition costs	(67,439)	(60,442)	8,385

Total Benefits, Losses and Expenses	2,818,393	2,708,827	2,699,332

Income (loss) from continuing operations before federal income tax, minority interest and equity in earnings of unconsolidated affiliates	(299,752)	347,246	405,287
Provision (benefit) for Federal Income Taxes
Current	(34,642)	80,324	119,255
Deferred	(87,388)	25,539	10,584
Minority Interest in income (loss) of consolidated subsidiaries	31	482	(1,300)
Equity in earnings of unconsolidated affiliates	4,965	3,866	4,693

Income (loss) from continuing operations	(172,726)	245,731	278,841

Income (loss) from discontinued operations	18,728	(4,958)	(5,610)

Net Income (loss)	$(153,998)	$240,773	$273,231

Earnings (loss) per share:

Basic	$(5.82)	$9.09	$10.32
Diluted	$(5.82)	$9.04	$10.27
Weighted average common shares outstanding	26,479,832	26,479,832	26,479,832
Weighted average common shares outstanding and dilutive potential common shares	26,617,457	26,638,219	26,612,464

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands)

	December 31,
	2008	2007
ASSETS
Investments, other than investments in unconsolidated affiliates
Fixed Securities:
Bonds held-to-maturity, at amortized cost	$6,681,837	$6,692,447
Bonds available-for-sale, at market	3,820,837	3,837,988
Preferred stocks, at market	48,822	78,885
Equity securities:
Common stocks, at market	853,530	1,194,982
Mortgage loans on real estate	1,877,053	1,540,081
Policy loans	354,398	346,002
Investment real estate, net of accumulated depreciation of $191,435 and $173,520	528,905	477,458
Short-term investments	295,170	698,262
Other invested assets	85,151	89,791

Total invested assets	14,545,703	14,955,896

Cash	66,096	134,069
Investments in unconsolidated affiliates	154,309	119,856
Accrued investment income	184,801	182,849
Reinsurance ceded receivables	482,846	438,066
Prepaid reinsurance premiums	61,433	66,772
Premiums due and other receivables	325,019	286,600
Deferred policy acquisition costs	1,482,664	1,251,285
Property and equipment, net	92,458	84,403
Current federal income taxes	68,327	3,145
Deferred federal income taxes	195,508	—
Other assets	159,254	156,787
Separate account assets	561,021	781,160

Total assets	$18,379,439	$18,460,888

LIABILITIES
Policyholder funds
Future policy benefits:
Life	$2,436,001	$2,384,818
Annuity	664,136	654,595
Accident and health	96,548	94,072
Policy account balances	8,295,527	7,636,617
Policy and contract claims	1,401,960	1,335,742
Participating policyholder share	149,970	172,206
Other policyholder funds	959,134	977,408

Total policyholder liabilities	14,003,276	13,255,458

Deferred federal income taxes	—	96,104
Liability for Retirement Benefits	184,124	125,664
Notes payable	111,922	128,799
Other liabilities	376,863	332,380
Minority interests in subsidiaries	8,377	4,539
Separate account liabilities	561,021	781,160

Total liabilities	15,245,583	14,724,104

STOCKHOLDERS’ EQUITY
Common stock, $1.00 par value, — Authorized 50,000,000 Issued 30,832,449, Outstanding 26,818,833 shares	30,832	30,832
Additional paid-in capital	7,552	6,080
Accumulated other comprehensive income (loss)	(221,148)	145,972
Retained earnings	3,414,946	3,653,365
Treasury stock, at cost	(98,326)	(99,465)

Total stockholders’ equity	3,133,856	3,736,784

Total liabilities and stockholders’ equity	$18,379,439	$18,460,888

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In thousands, except for per share data)

	2008	2007	2006

COMMON STOCK
Balance at beginning and end of year	30,832	30,832	30,832

ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year	6,080	4,160	2,212
Issuance of treasury shares as restricted stock	(1,139)	(79)	—
Amortization of restricted stock	2,611	1,999	1,948

Balance at end of year	7,552	6,080	4,160

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of year	145,972	141,869	139,024
Change in unrealized gains on marketable securities, net	(331,828)	268	28,935
Foreign exchange adjustments	(247)	(17)	36
Minimum pension liability adjustment	(35,045)	3,852	8,497
Effect of FAS158 implementation on pension liability, net of tax	—	—	(34,623)

Balance at end of year	(221,148)	145,972	141,869

RETAINED EARNINGS
Balance at beginning of year	3,653,365	3,498,306	3,305,523
Net income (loss)	(153,998)	240,773	273,231
Cash dividends to common stockholders ($3.08, $3.05 and $3.01 per share)	(82,651)	(81,531)	(80,448)
FIN 48 Implementation	—	(4,183)	—
Effect of FAS 158 Change in Measurement Date	(1,770)

Balance at end of year	3,414,946	3,653,365	3,498,306

TREASURY STOCK
Balance at beginning of year	(99,465)	(99,544)	(99,544)
Issuance of restricted stock	1,139	79	—

Balance at end of year	(98,326)	(99,465)	(99,544)

STOCKHOLDERS’ EQUITY
Balance at end of year	3,133,856	3,736,784	3,575,623

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	2008	2007	2006

Net Income (loss)	(153,998)	240,773	273,231

Other comprehensive income (loss)
Change in unrealized gains on marketable securities, net	(331,828)	268	28,935
Foreign exchange adjustments	(247)	(17)	36
Minimum pension liability adjustment	(35,045)	3,852	8,497

Total Other comprehensive income (loss)	(367,120)	4,103	37,468

Total comprehensive income	(521,118)	244,876	310,699

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	2008	2007	2006

OPERATING ACTIVITIES
Net income (loss)	$(153,998)	$240,773	$273,231
Adjustments to reconcile net income to net cash provided by operating activities:
Realized losses (gains) on investments	379,709	(46,499)	(100,295)
Amortization of discounts and premiums on bonds	16,654	15,619	983
Capitalized interest on policy loans and mortgage loans	3,511	—	—
Depreciation	26,496	35,327	38,146
Interest credited to policy account balances	299,833	295,894	297,551
Charges to policy account balances	(191,238)	(146,555)	(137,802)
Deferred federal income tax (benefit) expense	(87,388)	25,539	10,584
Deferral of policy acquisition costs	(491,342)	(465,362)	(411,141)
Amortization of deferred policy acquisition costs	424,005	405,024	419,642
Equity in earnings of unconsolidated affiliates	(7,639)	(5,947)	(7,220)
Changes in:
Policyholder funds liabilities	88,908	72,663	94,998
Reinsurance ceded receivables	(44,780)	30,549	25,320
Premiums due and other receivables	(38,419)	9,552	(17,082)
Accrued investment income	(1,952)	(8,562)	11,523
Current federal income tax recoverable	(65,182)	—	—
Liability for retirement benefits	6,018	5,963	22,774
Prepaid reinsurance premiums	5,339	9,298	445
Other, net	3,146	(10,363)	(18,164)

Net cash provided by operating activities	171,681	462,913	503,493

INVESTING ACTIVITIES
Proceeds from sales of:
Bonds available-for-sale	104,093	68,004	72,252
Stocks	129,270	277,429	191,001
Real estate	—	84,744	153,101
Mortgage loans	6,794	—	—
Other invested assets	9,896	104,743	94,562
Proceeds from maturity of:
Bonds available-for-sale	249,769	287,559	338,598
Bonds held-to-maturity	528,781	547,416	640,787
Principal payments received on:
Mortgage loans	138,035	223,956	157,474
Policy loans	9,459	5,472	13,085
Purchases of investments:
Bonds available-for-sale	(640,403)	(658,731)	(496,858)
Bonds held-to-maturity	(656,580)	(483,722)	(151,883)
Stocks	(290,979)	(364,352)	(228,292)
Real estate	(78,119)	(46,295)	(2,157)
Mortgage loans	(513,964)	(386,137)	(323,207)
Policy loans	(20,447)	(10,237)	(20,589)
Other invested assets	(21,795)	(50,115)	(22,294)
Decrease (increase) in short-term investments, net	403,092	19,881	(558,578)
Decrease (increase) in investment in unconsolidated affiliates, net	(34,453)	(44,826)	915
Increase in property and equipment, net	(12,890)	(11,459)	(6,752)

Net cash used in investing activities	(690,441)	(436,670)	(148,836)

FINANCING ACTIVITIES
Policyholders’ deposits to policy account balances	1,996,836	1,220,022	1,091,608
Policyholders’ withdrawals from policy account balances	(1,446,521)	(1,250,266)	(1,195,408)
Increase (decrease) in notes payable	(16,877)	4,724	(14,959)
Dividends to stockholders	(82,651)	(81,531)	(80,448)

Net cash provided by (used in) financing activities	450,787	(107,051)	(199,207)

NET INCREASE (DECREASE) IN CASH	(67,973)	(80,808)	155,450
Cash:
Beginning of the year	134,069	214,877	59,427

End of the year	$66,096	$134,069	$214,877

See accompanying notes to consolidated financial statements.

1 NATURE OF OPERATIONS
American National Insurance Company and its consolidated subsidiaries (collectively “American National”) operate primarily in the insurance industry. Operating on a multiple product line basis, American National offers a broad line of insurance coverages, including individual and group life, health, and annuities; personal lines property and casualty; and credit insurance. In addition, through non-insurance subsidiaries, American National offers mutual funds and invests in real estate. The majority of revenues are generated by the insurance business. Business is conducted in all states and the District of Columbia, as well as Puerto Rico, Guam and American Samoa. Various distribution systems are utilized, including home service, multiple line, group brokerage, credit, independent third-party marketing organizations and direct sales to the public.
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES
These consolidated financial statements (“Financial Statements”) have been prepared in conformity with (i) U.S. generally accepted accounting principles (“GAAP”); and (ii) the rules and regulations of the U. S. Securities and Exchange Commission (“SEC”) regarding financial reporting. In addition to GAAP accounting literature, specific SEC regulation is also applied to the financial statements issued by insurance companies.
All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated affiliates are shown at cost plus equity in undistributed earnings since the dates of acquisition.
The preparation of consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported financial statement balances. Actual results could differ from those estimates. The following estimates have been identified as critical in that they involve a high degree of judgment and are subject to a significant degree of variability:
•	Other-Than-Temporary impairment of investment securities;

•	Deferred acquisition costs;

•	Reserves;

•	Reinsurance recoverable;

•	Pension and postretirement benefit plans;

•	Litigation contingencies; and

•	Federal income taxes.
Accounting estimates inherently require the use of judgments relating to a variety of assumptions, in particular, expectations of current and future mortality, morbidity, persistency, losses and loss adjustment expenses, recoverability of receivables, investment returns and interest rates. In developing these estimates, we make subjective and complex judgments that are inherently uncertain and subject to material changes as facts and circumstances develop. Although variability is inherent in these estimates, management believes that the amounts provided are appropriate, based upon the facts available upon compilation of the financial statements. Due to the inherent uncertainty when using assumptions and estimates, the effect of certain accounting policies under different conditions or assumptions could be different from those reported in the consolidated financial statements.
Certain reclassifications have been made to the 2007 and 2006 financial information to conform to the 2008 presentation.
INVESTMENTS
Debt securities
Bonds that are intended to be held-to-maturity are carried at amortized cost. The carrying value of these debt securities is expected to be realized, due to American National’s ability and intent to hold these securities until maturity. Bonds held as available-for-sale are carried at fair value.
Preferred stocks
All preferred stocks are classified as available-for-sale and are carried at fair value.

Common stocks
All common stocks are classified as available-for-sale and are carried at fair value.
Unrealized gains and losses
For all investments carried at fair value (excluding derivative instruments), the unrealized gains or losses (differences between amortized cost and fair value), net of applicable federal income taxes, are reflected in stockholders’ equity as a component of accumulated other comprehensive income (loss).
Mortgage loans
Mortgage loans on real estate are recorded at carrying value, which is comprised of the original cost, net of repayments, amortization of premiums, accretion of discounts, unamortized deferred revenue and valuation allowances. The mortgage loan portfolio is closely monitored through the review of loan and property information, such as debt service coverage, annual operating statements and property inspection reports. This information is evaluated in light of current economic conditions and other factors, such as geographic location and property type. As a result of this review, impaired loans are identified and valuation allowances are established. The change in valuation allowances is reported in current period income as a realized loss. Impaired loans are those which, based on current information and events, it is probable that American National will be unable to collect all amounts due, according to the contractual terms of the loan agreement.
Policy loans
Policy loans are carried at cost which approximates fair value.
Investment real estate
Investment real estate is carried at cost, less allowance for depreciation. Depreciation is provided over the estimated useful lives of the properties (15 to 50 years) using straight-line and accelerated methods. American National’s real estate portfolio is closely monitored through the review of operating information and periodic inspections. This information is evaluated in light of current economic conditions and other factors, such as geographic location and property type. As a result of this review, if there is any indication of an adverse change in the economic condition of a property, a complete cash flow analysis is performed to determine whether or not the property is impaired. If a possible impairment is indicated, the fair value of the property is estimated using a variety of techniques, including cash flow analysis, appraisals and comparison to the values of similar properties. If the book value is greater than the estimated fair value, an impairment is recorded.
Short-term investments
Short-term investments, comprised of commercial paper, are carried at amortized cost which approximates fair value.
Other invested assets
Other invested assets are carried at cost, less allowance for valuation impairments. Impairments for other invested assets are considered on an individual basis in accordance with the same procedures used for investment real estate.
Impairments
All marketable securities, real estate and other invested assets are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds fair value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Losses that are determined to be other than temporary are recognized in current period income as a realized loss.

Derivative instruments and hedging activities
American National purchases derivative instruments only as hedges of a recognized asset or liability, which are recorded on the consolidated statement of financial position at fair value. The change in fair value of derivative assets is reported as part of net investment income. The change in fair value of embedded derivative liabilities is reported through interest credited to policyholders. Derivative instruments held at December 31, 2008 and 2007 had an immaterial impact on the consolidated statements of income and consolidated statements of cash flows.
Investments in Unconsolidated Affiliates
These assets are primarily investments in real estate and equity fund joint ventures, and are accounted for under the equity method of accounting.
CASH AND CASH EQUIVALENTS
American National considers cash on-hand and in-banks plus amounts invested in money market funds as cash for purposes of the consolidated statements of cash flows.
PROPERTY AND EQUIPMENT
These assets consist of buildings occupied by the companies, electronic data processing equipment, and furniture and equipment. These assets are carried at cost, less accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets (3 to 50 years).
FOREIGN CURRENCIES
Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to other accumulated comprehensive income (loss).
INSURANCE SPECIFIC ASSETS AND LIABILITIES
Deferred policy acquisition costs
Certain costs of acquiring new insurance business have been deferred. For life, annuity and accident and health business, such costs consist of inspection report and medical examination fees, commissions, related fringe benefit costs and the cost of insurance in force gained through acquisitions. The amount of commissions deferred includes first-year commissions and certain subsequent year commissions that are in excess of ultimate level commission rates.
The deferred policy acquisition costs on traditional life and health products are amortized with interest over the anticipated premium-paying period of the related policies, in proportion to the ratio of annual premium revenue to be received over the life of the policies. Expected premium revenue is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits. The amount of deferred policy acquisition costs is reduced by a provision for possible inflation of maintenance and settlement expenses in the determination of such amounts by means of grading interest rates.
Costs deferred on universal life, limited pay and investment type contracts are amortized as a level percentage of the present value of anticipated gross profits from investment yields, mortality, and surrender charges. The effect on the deferred policy acquisition costs that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated other comprehensive income in consolidated stockholders’ equity as of the balance sheet date. It is possible that a change in interest rates could have a significant impact on the deferred policy acquisition costs calculated for these contracts.
Deferred policy acquisition costs associated with property and casualty insurance business consist principally of commissions, underwriting and issue costs. These costs are amortized over the coverage period of the related policies, in relation to premium revenue recognized.

Future policy benefits
For traditional products, liabilities for future policy benefits have been provided on a net level premium method based on estimated investment yields, withdrawals, mortality, and other assumptions that were appropriate at the time that the policies were issued. Estimates used are based on the companies’ experience, as adjusted to provide for possible adverse deviation. These estimates are periodically reviewed and compared with actual experience. When it is determined that future expected experience differs significantly from existing assumptions, the estimates are revised for current and future issues.
Future policy benefits for universal life and investment-type contracts reflect the current account value before applicable surrender charges.
Reserves for Losses and Loss Expenses
American National establishes property and casualty reserves to provide for the estimated costs of paying claims under insurance policies written by American National. These reserves include estimates for both, case reserves, reserves for incurred but not reported (“IBNR”) claims. Case reserves include the liability for claims that were reported to American National, but not yet paid. IBNR reserves include a provision for potential development on case reserves, losses on claims currently closed which may reopen in the future as well as claims which have been incurred but not yet reported to American National. These reserves also include an estimate of the expense associated with settling claims, including legal and other fees and the general expenses of administering the claims adjustment process.
PREMIUM REVENUE AND POLICY BENEFITS
Traditional ordinary life and health
Life and accident and health premiums are recognized as revenue when due. Benefits and expenses are associated with earned premiums to result in recognition of profits over the life of the policy contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.
Annuities
Revenues from annuity contracts represent amounts assessed against contract holders. Such assessments are principally surrender charges and, in the case of variable annuities, administrative fees. Policy account balances for annuities represent the deposits received plus accumulated interest less applicable accumulated administrative fees.
Universal life and single premium whole life
Revenues from universal life policies and single premium whole life policies represent amounts assessed against policy-holders. Included in such assessments are mortality charges, surrender charges actually paid and earned policy service fees. Policyholder account balances consist of the premiums received plus credited interest, less accumulated policyholder assessments. Amounts included in expense represent benefits in excess of account balances returned to policyholders.
Property and casualty
Property and casualty premiums are recognized as revenue proportionately over the contract period. Policy benefits consist of actual claims and the change in reserves for losses and loss adjustment expenses.

PARTICIPATING INSURANCE POLICIES
A portion of the life insurance portfolio is written on a participating basis. Participating business comprised approximately 9% of the life insurance in force at December 31, 2008 and 6% of life premiums in 2008. Of the total participating business, 72% was written by Farm Family Life Insurance Company (Farm Family Life). For the participating business excluding Farm Family Life, the allocation of dividends to participating policyowners is based upon a comparison of experienced rates of mortality, interest and expenses, as determined periodically for representative plans of insurance, issue ages and policy durations, with the corresponding rates assumed in the calculation of premiums.
For the Farm Family Life participating business, profits earned on participating business are reserved for the payment of dividends to policyholders, except for the stockholders’ share of profits on participating policies, which is limited to the greater of 10% of the profit on participating business, or 50 cents per thousand dollars of the face amount of participating life insurance in force. Participating policyholders’ interest includes the accumulated net income from participating policies reserved for payment to such policyholders in the form of dividends (less net income allocated to stockholders as indicated above) as well as a pro rata portion of unrealized investment gains (losses), net of tax.
FEDERAL INCOME TAXES
American National and its eligible subsidiaries will file a consolidated life/non-life federal income tax return for 2008. Certain subsidiaries that are consolidated for financial reporting are not eligible to be included in the consolidated federal income tax return. Separate provisions for income taxes have been determined for these entities.
Deferred federal income tax assets and liabilities have been recognized to reflect the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
American National recognizes tax benefits on uncertain tax positions only if it is “more likely than not” that the tax position will be sustained by taxing authorities, based on the technical merits of the position. Tax benefit recognized in the financial statements are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax benefits not meeting the “more likely than not” threshold are included with “Other liabilities” in the consolidated statements of financial position.
Interest expense is classified as “Other operating costs and expenses” in the consolidated statements of income. Penalties, if applicable, are classified as current federal income taxes in the consolidated statements of income.
STOCK-BASED COMPENSATION
American National uses the fair value method to account for stock-based compensation.
SEPARATE ACCOUNTS ASSETS AND LIABILITIES
Separate account assets and liabilities represent funds maintained to meet the investment objectives of contract holders who bear the investment risk. Investment income and investment gains and losses from these separate funds accrue directly to the contract holders of the policies supported by the separate accounts. Separate accounts are established in conformity with insurance laws and are not chargeable with liabilities that arise from any other business of American National. American National reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from American National’s general account liabilities; (iii) investments are directed by the contract holder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contract holder. The assets of these accounts are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in the consolidated financial statements.

ADOPTION OF NEW ACCOUNTING STANDARDS
In January 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20, (“FSP EITF 99-20-1”). The FSP amends the impairment guidance of Emerging Issues Task Force (“EITF”) Issue No. 99-20, Recognition of Interest Income and Impairment of Purchased Beneficial Interest and Beneficial Interest that Continue to Be Held by a Transferor in Securitized Financial Assets, by removing the exclusive reliance upon market participant assumptions about future cash flows when evaluating impairment of securities within its scope. FSP EITF 99-20-1 requires companies to follow the impairment guidance in Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”), which permits the use of reasonable management judgment of the probability that the holder will be unable to collect all amounts due. The FSP is effective prospectively for interim and annual reporting periods ending after December 15, 2008. American National adopted the FSP on December 31, 2008 and the adoption did not have a material effect on American National’s consolidated financial statements.
On January 1, 2008, American National adopted SFAS No. 157, Fair Value Measurements, (“SFAS 157”) which was issued by the FASB in September 2006. American National also adopted on January 1, 2008 the SFAS 157 related FASB Staff Positions (“FSPs”). For financial statement elements currently required to be measured at fair value, SFAS 157 redefines fair value, establishes a framework for measuring fair value under U.S. Generally Accepted Accounting Principles and enhances disclosures about fair value measurements. The new definition of fair value focuses on the price that would be received to sell an asset or paid to transfer a liability regardless of whether an observable liquid market price exists (an exit price). An exit price valuation will include margins for risk even if they are not observable. As a company is released from risk, the margins for risk will also be released through net realized capital gains or losses in net income. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels (i.e. Level 1, 2, and 3). Also, SFAS 157 provides guidance on how to measure fair value, when required, under existing accounting standards. See further disclosure regarding accounting under FAS 157 in Note 5.
American National has adopted FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS 158”). This statement requires employers to recognize, on the statement of financial position, the overfunded or underfunded status of a defined benefit postretirement plan, measured as the difference between the fair value of plan assets and the benefit obligation. Employers must also recognize as a component of other comprehensive income, net of tax, the actuarial and experience gains and losses and the prior service costs and credits. These recognition standards of this statement were effective for public entities for years ending after December 15, 2006. The statement also required employers to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position with this date change effective for periods ending after December 15, 2008. American National adopted the provisions of this statement on the required effective dates and the adoption of this statement did not have a material impact on American National’s financial statements.
As of January 1, 2008, American National adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). This statement provides an option, on specified election dates, to report selected financial assets and liabilities, including insurance contracts, at fair value. Subsequent changes in fair value for designated items are reported in income in the current period. The adoption of SFAS 159 did not impact the consolidated financial statements, as no items were elected for measurement at fair value upon initial adoption. American National will continue to evaluate eligible financial assets and liabilities on their election dates. Any future elections will be disclosed in accordance with the provisions outlined in the statement.
In June of 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. This statement clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes. It also requires additional disclosures about uncertain tax positions. This statement was effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 and the related FSP’s on January 1, 2007 did not have a material impact on American National’s financial statements.

In September of 2005, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) No. 05-01, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (“SOP 05-01”). This SOP provides guidance on accounting for deferred acquisition costs on internal replacements of insurance contracts. SOP 05-1 was effective for internal replacements occurring in fiscal years beginning after December 15, 2006. American National adopted SOP 05-01 on January 1, 2007. The adoption of SOP 05-01 did not have a material impact on American National’s financial statements.
FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51 (“SFAS 160”). This Statement requires changes to the reporting of noncontrolling interests in subsidiaries to improve the relevance, comparability, and transparency of financial information provided in consolidated statements.  SFAS 160 is effective for fiscal years beginning on or after December 15, 2008.  Earlier adoption is prohibited. The adoption of SFAS 160 on January 1, 2009, did not have a material effect on American National’s consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS 141R”). This statement, which addresses the accounting for business acquisitions, is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited, and generally applies to business acquisitions completed after December 31, 2008. Among other things, the new standard requires that all acquisition-related costs be expensed as incurred, and that all restructuring costs related to acquired operations be expensed as incurred. This new standard also addresses the current and subsequent accounting for assets and liabilities arising from contingencies acquired or assumed and, for acquisitions both prior and subsequent to December 31, 2008, requires the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. The adoption of SFAS 141R on January 1, 2009, did not have a material effect on American National’s consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 amends and expands disclosures about an entity’s derivative and hedging activities with the intent of providing users of financial statements with an enhanced understanding of (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures. American National adopted SFAS 161 on January 1, 2009. The adoption of SFAS 161 is expected to result in expanded disclosures related to derivative instruments and hedging activities.
In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). This change is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flowed used to measure the fair value of the asset under SFAS 141(R) and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. American National will apply FSP 142-3 prospectively to and intangible assets acquired as of, and subsequent to, January 1, 2009.
In November 2008, the FASB issued EITF 08-6, Equity Method Investment Accounting Considerations (“EITF 08-6”). EITF 08-6 addresses the effects of the issuances of SFAS 141(R) and SFAS 160 on the application of the equity method under Accounting Principles Board (“APB”) Opinion 18, The Equity Method of Accounting for Investments in Common Stock. EITF 08-6 requires that (a) an entity determine the initial carrying value of an equity method investment by applying the cost accumulation model; (b) an entity shall use the other-than-temporary impairment model of APB Opinion 18; however, investors should adjust any impairments’ recorded by an investee for existing differences between the investor’s basis and the underlying investees’ basis in such impaired assets; (c) share issuances by an investee should be accounted for as if the equity method investor had sold a proportionate share of its investment; and (d) when an investment is no longer within the scope of equity method accounting and instead is within the scope of cost method accounting or SFAS 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”), the investor should prospectively apply the provisions of APB Opinion 18 or SFAS 115 and use the current carrying amount of the investment as its initial cost. The EITF is effective on a prospective basis in fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years, consistent with the effective dates of SFAS No. 141(R) and SFAS No. 160. The adoption of EITF 08-6 on January 1, 2009 is not expected to have a material effect on American National’s consolidated financial statements.
In December 2008, the FASB issued FSP No. FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (“FSP 132(R)-1”). FSP 132(R)-1 amends SFAS No. 132(R), Employers’ Disclosures about Pensions and Other Postretirement Benefits, to enhance the transparency surrounding the types of assets and associated risks in an employer’s defined benefit pension or other postretirement plan. FSP 132(R)-1 requires an employer to disclose information about the valuation of plan assets similar to that required under SFAS 157. This FSP is effective for fiscal years ending after December 15, 2009. American National will provide the required disclosure in accordance with the effective date.

3 INVESTMENTS
The amortized cost and estimated fair values of investments in held-to-maturity and available-for-sale securities are shown below (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated Fair
	Cost	Gains	Losses	Value
December 31, 2008
Debt Securities
Bonds held-to-maturity:
U.S. Government and agencies	166,010	2,292	(3)	168,299
States and political subdivisions	157,907	4,662	(1,611)	160,958
Foreign governments	4,338	1,618	—	5,956
Public utilities	380,766	1,218	(25,877)	356,107
All other corporate bonds	5,173,926	47,954	(507,577)	4,714,303
Other	30,130	—	(4,932)	25,198
Mortgage-backed securities	768,760	13,499	(64,377)	717,882

Total held-to-maturity	6,681,837	71,243	(604,377)	6,148,703

Bonds available-for-sale:
U.S. Government and agencies	8,027	1,063	—	9,090
States and political subdivisions	584,268	6,278	(18,311)	572,235
Foreign governments	916	—	(87)	829
Public utilities	206,499	7,222	(9,791)	203,930
All other corporate bonds	3,023,131	24,014	(435,847)	2,611,298
Other	100	2	—	102
Mortgage-backed securities	436,619	4,475	(17,741)	423,353

Total available-for-sale	4,259,560	43,054	(481,777)	3,820,837

Total debt securities	10,941,397	114,297	(1,086,154)	9,969,540

Marketable equity securities
Preferred stock	60,718	3,609	(15,505)	48,822
Common stock	820,908	115,692	(83,070)	853,530

Total marketable equity securities	881,626	119,301	(98,575)	902,352

Total investments in securities	11,823,023	233,598	(1,184,729)	10,871,892

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated Fair
	Cost	Gains	Losses	Value
December 31, 2007
Debt Securities
Bonds held-to-maturity:
U.S. Government and agencies	219,804	1,444	(312)	220,936
States and political subdivisions	228,122	4,052	(469)	231,705
Foreign governments	5,868	664	—	6,532
Public utilities	411,353	5,985	(4,457)	412,881
All other corporate bonds	5,122,513	89,488	(96,508)	5,115,493
Mortgage-backed securities	704,787	4,542	(11,703)	697,626

Total held-to-maturity	6,692,447	106,175	(113,449)	6,685,173

Bonds available-for-sale:
U.S. Government and agencies	30,616	501	—	31,117
States and political subdivisions	416,425	3,830	(512)	419,743
Foreign governments	800	—	(23)	777
Public utilities	192,333	8,714	(1,604)	199,443
All other corporate bonds	2,784,555	35,486	(83,992)	2,736,049
Mortgage-backed securities	458,553	2,966	(10,660)	450,859

Total available-for-sale	3,883,282	51,497	(96,791)	3,837,988

Total debt securities	10,575,729	157,672	(210,240)	10,523,161

Marketable equity securities
Preferred stock	87,422	1,742	(10,279)	78,885
Common stock	866,371	375,402	(46,791)	1,194,982

Total marketable equity securities	953,793	377,144	(57,070)	1,273,867

Total investments in securities	11,529,522	534,816	(267,310)	11,797,028

DEBT SECURITIES
The amortized cost and estimated fair value, by contractual maturity, of debt securities at December 31, 2008, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Bonds Held-to-Maturity		Bonds Available-for-Sale
		Estimated Fair		Estimated Fair
	Amortized Cost	Value	Amortized Cost	Value

Due in one year or less	335,885	334,044	154,877	153,727

Due after one year through five years	2,880,344	2,674,238	1,359,792	1,237,037

Due after five years through ten years	2,722,138	2,436,099	2,012,462	1,733,270

Due after ten years	737,619	700,052	722,153	689,786

	$6,675,986	$6,144,433	$4,249,284	$3,813,820

Without single maturity date	5,851	4,270	10,276	7,017

Total	$6,681,837	$6,148,703	$4,259,560	$3,820,837

Available-for-sale securities are sold throughout the year for various reasons. Proceeds from the disposals of these securities, with the gains and losses realized, are shown below (in thousands).

	2008	2007	2006
Proceeds from sales of available-for-sale securities	$118,905	$166,493	$425,033
Gross gains realized	22,478	34,033	73,541
Gross losses realized	30,388	2,069	8,040
In 2008, securities with an amortized cost of $91,418,000 were transferred from held-to-maturity to available-for-sale due to evidence of a significant deterioration in the issuers’ creditworthiness. An unrealized loss of $67,383,000 was established at the time of the transfer.
In 2007, securities with an amortized cost of $27,239,000 were transferred from held-to-maturity to available-for-sale due to evidence of a significant deterioration in the issuers’ creditworthiness. An unrealized loss of $98,000 was established at the time of the transfer.
In 2006, securities with an amortized cost of $69,631,000 were transferred from held-to-maturity to available-for-sale due to evidence of a significant deterioration in the issuers’ creditworthiness. An unrealized loss of $6,822,000 was established at the time of the transfer.
All gains and losses were determined using specific identification of the securities sold.
In accordance with various government and state regulations, American National and its insurance subsidiaries had bonds with an amortized value of $53,941,000 at December 31, 2008, on deposit with appropriate regulatory authorities.

UNREALIZED GAINS AND LOSSES ON SECURITIES
Unrealized gains (losses) on marketable equity securities and bonds available-for-sale, presented in the stockholders’ equity section of the consolidated statements of financial position, are net of deferred tax liabilities or (assets) of $(84,029,000), $101,244,000, and $101,114,000 for 2008, 2007, and 2006, respectively.
The change in the net unrealized gains (losses) on investments for the years ended December 31 are summarized as follows (in thousands):

	2008	2007	2006

Bonds available-for-sale	(393,429)	(4,443)	(38,062)
Preferred stocks	(3,359)	(9,544)	150
Common stocks	(295,988)	11,161	70,520
Amortization of deferred policy acquisition costs	164,937	3,080	13,675

	(527,839)	254	46,283
Provision for federal income taxes	185,273	(130)	(16,189)

	(342,566)	124	30,094

Change in unrealized gains of investments attributable to participating policyholders’ interest	10,738	144	(1,159)

Total	(331,828)	268	28,935

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2008, are summarized as follows (in thousands):

	Less than 12 months		12 Months or more		Total
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value	Losses	Value

December 31, 2008
Debt Securities
Bonds held-to-maturity:
U.S. Government and agencies	3	3,181	—	—	3	3,181
States and political subdivisions	1,571	21,104	40	383	1,611	21,487
Public utilities	13,951	249,289	11,926	67,505	25,877	316,794
All other corporate bonds	267,069	2,443,246	240,508	860,680	507,577	3,303,926
Other	4,932	25,197	—	—	4,932	25,197
Mortgage-backed securities	51,899	173,371	12,478	74,270	64,377	247,641

Total bonds held-to-maturity	339,425	2,915,388	264,952	1,002,838	604,377	3,918,226

Bonds available-for-sale:
States and political subdivisions	14,285	269,042	4,026	34,572	18,311	303,614
Foreign governments	19	107	67	723	87	830
Public utilities	5,052	80,772	4,739	46,342	9,791	127,114
All other corporate bonds	245,231	1,618,374	190,616	610,305	435,847	2,228,679
Mortgage-backed securities	9,847	111,517	7,895	46,536	17,741	158,053

Total bonds available-for-sale	274,434	2,079,812	207,343	738,478	481,777	2,818,290

Total debt securities	613,859	4,995,200	472,295	1,741,316	1,086,154	6,736,516

Marketable equity securities
Preferred stock	1,238	7,853	14,267	31,835	15,505	39,688
Common stock	77,791	299,512	5,279	18,493	83,070	318,005

Total marketable securities	79,029	307,365	19,546	50,328	98,575	357,693

Total investments in securities	692,888	5,302,565	491,841	1,791,644	1,184,729	7,094,209

	Less than 12 months		12 Months or more		Total
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value	Losses	Value

December 31, 2007
Debt Securities
Bonds held-to-maturity:
U.S. Government and agencies	110	110,254	202	38,697	312	148,951
States and political subdivisions	252	217,143	217	19,208	469	236,351
Public Utilities	12	17,070	4,445	185,592	4,457	202,662
All other corporate bonds	12,911	262,789	83,597	2,612,728	96,508	2,875,517
Mortgage-backed securities	813	66,636	10,890	478,611	11,703	545,247

Total bonds held-to-maturity	14,098	673,892	99,351	3,334,836	113,449	4,008,728

Bonds available-for-sale:
U.S. Government and agencies	—	8,053	—	—	—	8,053
States and political subdivisions	336	366,116	176	38,309	512	404,425
Foreign governments	—	—	23	777	23	777
Public utilities	(1,953)	4,604	3,557	129,595	1,604	134,199
All other corporate bonds	7,728	164,151	76,264	1,469,709	83,992	1,633,860
Mortgage-backed securities	185	1,381,105	10,475	338,970	10,660	1,720,075

Total bonds available-for-sale	6,296	1,924,029	90,495	1,977,360	96,791	3,901,389

Total debt securities	20,394	2,597,921	189,846	5,312,196	210,240	7,910,117

Marketable equity securities
Preferred stock	10,279	64,223	—	—	10,279	64,223
Common stock	46,791	472,595	—	—	46,791	472,595

Total marketable securities	57,070	536,818	—	—	57,070	536,818

Total investments in securities	77,464	3,134,739	189,846	5,312,196	267,310	8,446,935

Bonds
American National evaluates all bonds that have unrealized losses on a quarterly basis to determine if the creditworthiness of any of the bonds have deteriorated to a point that would prevent American National from realizing the full amount at maturity. For those bonds where management believes that the full amount will not be realized, an other-than-temporary impairment is recorded. On all other bonds where management does not believe there is a credit problem, American National has the ability and intent to hold these bonds until a market price recovery or maturity and, therefore, these bonds are not considered to be other-than-temporarily impaired. However, it is possible that the investee’s ability to meet future contractual obligations may be different than what the Company determined during its analysis, which may lead to a different impairment conclusion in future periods.
Marketable equity securities
American National evaluates all marketable equity securities on a quarterly basis and recognizes an other-than-temporary impairment on all of those where a market price recovery is not expected in the near term. All securities which have an unrealized loss are also evaluated for credit quality, and impairments are recognized for any securities, regardless of the length of time that they have had an unrealized loss, where management believes the carrying value will not be realized. For the remaining securities with unrealized losses, management believes the losses are temporary, and American National has the ability and intent to hold these securities until a market price recovery. However, it is possible that the investee’s ability to perform in the future may be different than what the Company determined during its analysis, which may lead to a different impairment conclusion in future periods.
MORTGAGE LOANS
In general, mortgage loans are secured by first liens on income-producing real estate. The loans are expected to be repaid from the cash flows or proceeds from the sale of real estate. American National generally allows a maximum loan-to-collateral-value ratio of 75% to 90% on newly funded mortgage loans. As of December 31, 2008, mortgage loans have fixed rates from 5.00% to 12.00% and variable rates from 2.48% to 9.00%. The majority of the mortgage loan contracts require periodic payments of both principal and interest, and have amortization periods of 6 months to 30 years.
American National has investments in first lien mortgage loans on real estate with carried values of $1,877,053,000 and $1,540,081,000 at December 31, 2008 and 2007, respectively. Problem loans, on which valuation allowances were established, totaled $13,824,000 and $9,693,000 at December 31, 2008 and 2007, respectively. The valuation allowances on those loans totaled $1,793,000 at December 31, 2008 and $1,053,000 at December 31, 2007.

POLICY LOANS
All of American National’s policy loans carried interest rates ranging from 3.00% to 8.00% at December 31, 2008.
INVESTMENT INCOME AND REALIZED GAINS (LOSSES)
Investment income and realized gains (losses) on investments, before federal income taxes, for the years ended December 31 are summarized as follows (in thousands):

	Investment Income			Gains (Losses) on Investments
	2008	2007	2006	2008	2007	2006

Bonds	623,356	620,035	610,268	(157,272)	366	3,192
Preferred stocks	5,687	4,561	3,356	(49,172)	—	(6)
Common stocks	28,977	27,002	28,641	(164,407)	23,913	62,872
Mortgage loans	118,067	103,627	104,052	—	—	—
Real estate	114,198	126,926	151,099	1,005	18,563	26,888
Other invested assets	12,123	40,994	56,386	(5,977)	(40)	53
Investment in unconsolidated affiliates	—	—	—	—	—	—

	902,408	923,145	953,802	(375,823)	42,802	92,999
Investment expenses	(106,231)	(110,176)	(117,785)	—	—	—
Decrease (increase) in valuation allowances	—	—	—	(3,886)	(1,775)	7,257

	796,177	812,969	836,017	(379,709)	41,027	100,256

Included in the realized losses are write-downs, before federal income taxes, of available-for-sale securities due to other-than-temporary declines in the value of the securities. The write-downs, before tax, totaled $367,036,000 in 2008, $7,166,000 in 2007, and $8,667,000 in 2006.
4 CREDIT RISK MANAGEMENT
American National employs a strategy to invest funds at the highest return possible commensurate with sound and prudent underwriting practices to ensure a well-diversified investment portfolio.
BONDS
Management believes American National’s bond portfolio is diversified and of investment grade. The bond portfolio distributed by quality rating at December 31, 2008 and 2007 is summarized as follows:

	2008	2007
AAA	16%	20%
AA	10%	10%
A	40%	36%
BBB	29%	29%
BB	2%	2%
Below BB	3%	3%

	100%	100%

COMMON STOCK
American National’s stock portfolio by market sector distribution at December 31 is summarized as follows:

	2008	2007
Consumer Goods	20%	19%
Financials	16%	24%
Energy & Utilities	13%	13%
Information Technology	13%	13%
Health Care	13%	11%
Mutual Funds	10%	6%
Industrials	8%	8%
Communications	5%	3%
Materials	2%	3%

	100%	100%

MORTGAGE LOANS AND INVESTMENT REAL ESTATE
American National invests primarily in the commercial sector in areas that offer the potential for property value appreciation. Generally, mortgage loans are secured by first liens on income-producing real estate.
Mortgage loans and investment real estate by property type distribution at December 31 are summarized as follows:

	Mortgage Loans		Investment Real Estate
	2008	2007	2008	2007
Office Buildings	30%	25%	18%	20%
Industrial	25%	24%	45%	43%
Shopping Centers	21%	24%	23%	23%
Hotels/Motels	17%	15%	2%	2%
Other	4%	3%	11%	11%
Commercial	3%	9%	1%	1%

	100%	100%	100%	100%

American National has a diversified portfolio of mortgage loans and real estate properties. Mortgage loans and real estate investments by geographic distribution at December 31 are as follows:

	Mortgage Loans		Investment Real Estate
	2008	2007	2008	2007
West South Central	22%	23%	64%	60%
East North Central	22%	15%	6%	6%
South Atlantic	17%	16%	16%	17%
Pacific	13%	16%	2%	3%
Middle Atlantic	10%	11%	—	—
Mountain	5%	5%	1%	1%
New England	5%	7%	—	—
East South Central	4%	4%	10%	11%
West North Central	2%	3%	1%	2%

	100%	100%	100%	100%

5 FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts and estimated fair values of financial instruments at December 31 are as follows (in thousands):

	December 31, 2008		December 31, 2007
		Estimated Fair		Estimated Fair
	Carrying Amount	Value	Carrying Amount	Value

Financial Assets:
Bonds:
Held-to-maturity	$6,681,837	$6,148,703	$6,692,447	$6,685,173
Available-for-Sale	3,820,837	3,820,837	3,837,988	3,837,988
Preferred Stock	48,822	48,822	78,885	78,885
Common Stock	853,530	853,530	1,194,982	1,194,982
Options	6,157	6,157	23,071	23,071
Mortgage Loans on real estate	1,877,053	1,891,895	1,540,081	1,549,488
Policy Loans	354,398	354,398	346,002	346,002
Short-term Investments	295,170	295,170	698,262	698,262
Financial Liabilities:
Investment contracts	6,626,561	6,626,561	5,927,300	5,927,300
Liability for embedded derivatives of equity indexed annuities	6,208	6,208	22,758	22,758
Notes Payable	111,922	111,922	128,799	128,799
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. A fair value hierarchy is used to determine fair value based on a hypothetical transaction at the measurement date from the perspective of a market participant. An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:
Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. American National defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect American National’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
American National has analyzed the third-party pricing services valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each price was classified into Level 1, 2, or 3. Most prices provided by third-party pricing services are classified into Level 2 because the inputs used in pricing the securities, such as available trade, bid, cash flow, and loan performance data are market observable.
Due to a general lack of transparency in the process that brokers use to develop prices, most valuations that are based on brokers’ prices are classified as Level 3. Some valuations may be classified as Level 2 if the price can be corroborated. Internally priced securities, primarily consisting of certain private placement debt, are classified as Level 3. The pricing of certain private placement debt includes significant non-observable inputs, the internally determined credit rating of the security and an externally provided credit spread.
Some assets and liabilities do not fit the hierarchical model for determining fair value. For policy loans, the carrying amount approximates their fair value, because the policy loans cannot be separated from the policy contract. The fair value of investment contract liabilities is determined in accordance with GAAP rules on insurance products and is estimated using a discounted cash flow model, assuming the companies’ current interest rates on new products. The carrying value for these contracts approximates their fair value. The carrying amount for notes payable approximates their fair value.
The following table provides quantitative disclosures regarding fair value hierarchy measurements of our financial assets and liabilities at December 31, 2008 (in thousands):

		Fair Value Measurement at December 31, 2008
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	Fair Value at	Identical Assets	Observable Inputs	Inputs
	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

Financial Assets:
Bonds	$9,969,539	$—	$9,900,796	$68,743
Preferred stocks	48,822	33,366	—	15,456
Common stocks	853,530	853,530	—	—
Options	6,157	—	—	6,157
Short-term investments	295,170	—	295,170	—
Mortgage Loans	1,891,895	—	1,891,895	—

Total	$13,065,113	$886,896	$12,087,861	$90,356

Financial Liabilities:

Liability for embedded derivatives of equity indexed annuities	$6,208	—	—	$6,208

For assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period, a reconciliation of the beginning and ending balances, is as follows (in thousands):

Fair Value Measurements Using Significant
Unobservable Inputs
Level 3 Totals
Beginning Balance	$98,519
Net losses included in other comprehensive income (loss)	(30,658)
Net fair value change for derivatives included in net income (loss)	(11,932)
Purchases, sales, and settlements of derivatives (net)	11,568
Transfers in (out) of Level 3	16,651

Ending balance	$84,148

The unrealized losses for the year ended December 31, 2008 of Level 3 assets were $30,658,000. There were no unrealized gains in Level 3 assets at December 31, 2008.
The following table lists each major category of assets and liabilities measured at fair value on a nonrecurring basis during the period (in thousands):

	Fair Value at
	December 31,
	2008	Level 1	Level 2	Level 3

Bonds held-to-maturity	$24,035	$—	$24,035	$—
Mortgage Loans	3,743	—	3,743	—

Total	27,778	—	27,778	—

Certain assets and liabilities are measured at fair value on a non-recurring basis. The assets subject to non-recurring fair value adjustment usually result from application of lower of cost or fair value accounting or recognition of other-than-temporary-impairment of assets.
As of December, 31 2008 American National impaired bonds held-to-maturity that were initially measured at cost and were written down to fair value as a result of impairment. These assets were transferred to available-for-sale bonds and were measured at fair value of $24 million on a non-recurring basis. American National also recorded non-recurring fair value adjustments of $3.7 million to mortgage loans that were deemed impaired. Both these instruments were classified in Level 2, based on the observable inputs.

6 DEFERRED POLICY ACQUISITION COSTS
Deferred policy acquisition costs and premiums for the years ended December 31, 2008, 2007, and 2006 are summarized as follows (in thousands):

	Life &	Accident &	Property &
	Annuity	Health	Casualty	Total
Balance at December 31, 2005	$975,193	$91,796	$115,724	$1,182,713

Additions	151,023	16,799	243,319	411,141
Amortization	(158,848)	(22,929)	(237,865)	(419,642)
Effect of change in unrealized gains on available-for-sale securities	13,675	—	—	13,675

Net change	5,850	(6,130)	5,454	5,174
Foreign exchange effect	(8)	—	—	(8)

Balance at December 31, 2006	$981,035	$85,666	$121,178	$1,187,879

Additions	216,660	18,735	232,138	467,533
Amortization	(156,017)	(24,508)	(224,499)	(405,024)
Effect of change in unrealized gains on available-for-sale securities	3,080	—	—	3,080

Net change	63,723	(5,773)	7,639	65,589
Acquisitions	(2,170)	—	—	(2,170)
Foreign exchange effect	(13)	—	—	(13)

Balance at December 31, 2007	$1,042,575	$79,893	$128,817	$1,251,285

Additions	225,575	22,762	243,005	491,342
Amortization	(162,884)	(27,785)	(233,336)	(424,005)
Effect of change in unrealized gains on available-for-sale securities	164,937	—	—	164,937

Net change	227,628	(5,023)	9,669	232,274
Acquisitions	(729)	—	—	(729)
Foreign exchange effect	(166)	—	—	(166)

Balance at December 31, 2008	$1,269,308	$74,870	$138,486	$1,482,664

2008 Premiums	$415,586	$290,883	$1,182,026	$1,888,495

2007 Premiums	$538,641	$283,765	$1,177,217	$1,999,623

2006 Premiums	$440,049	$303,285	$1,234,300	$1,977,634

Commissions comprise the majority of the additions to deferred policy acquisition costs for each year.
Acquisitions relate to the purchase of various insurance portfolios under assumption reinsurance agreements.
Prior to its sale (see Note 17), acquisition costs for American National’s Mexican subsidiary were maintained in their functional currency of Mexican pesos, and translated into U.S. dollars for reporting purposes. Part of the change in deferred acquisition cost balance was due to differences in the exchange rate applied to the balance from period to period. The entire amount of this difference was reported in the shareholders’ equity section of the consolidated statement of financial position.

7 LIABILITY FOR FUTURE POLICY BENEFITS AND POLICYHOLDER ACCOUNT BALANCES
American National establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.
Future policy benefits for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon American National’s experience when the basis of the liability is established. Interest rates for the aggregate future policy benefit liabilities range from 3% to 8%.
Future policy benefit liabilities for acquired participating traditional life insurance policies are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 2.5% to 6%) and mortality rates guaranteed in calculating the cash surrender values described in such contracts; and (ii) the liability for terminal dividends. Participating business represented approximately 9% of American National’s life insurance in force at December 31, 2008.
Future policy benefit liabilities for individual fixed annuities after annuitization are equal to the present value of expected future payments. The interest rate used in establishing such liabilities is 5% for all policies inforce.
Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 3.5% to 8%.
Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 7.5%.
Liabilities for unpaid claims and claim expenses for property and casualty insurance are included in the liability for policy and contract claims and represent the amount estimated for claims that have been reported but not settled and claims incurred but not reported. Liabilities for unpaid claims are estimated based upon American National’s historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated salvage and subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.
Liabilities for universal life secondary guarantees and paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. American National regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary and paid-up guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.
American National periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.
Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 2.1% to 6.5% (some annuities also offer a first year bonus ranging from 1% to 8%), less expenses, mortality charges, and withdrawals; and (iii) fair value adjustments relating to business combinations.
8 LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES
Activity in the liability for accident and health and property and casualty unpaid claims and claim adjustment expenses is summarized as shown below (in thousands):

	2008	2007	2006
Balance at January 1	$1,256,698	$1,308,603	$1,359,452
Less reinsurance recoverables	363,140	421,737	454,872

Net beginning balance	893,558	886,866	904,580

Incurred related to:
Current year	1,158,452	1,073,249	1,085,736
Prior years	(43,045)	(93,524)	(29,238)

Total incurred	1,115,407	979,725	1,056,498

Paid related to:
Current year	709,705	636,234	645,777
Prior years	366,680	336,799	428,435

Total paid	1,076,385	973,033	1,074,212

Net balance at December 31	932,580	893,558	886,866
Plus reinsurance recoverables	377,692	363,140	421,737

Balance at December 31	$1,310,272	$1,256,698	$1,308,603

The balances at December 31 are included in policy and contract claims in the consolidated statements of financial position.
Estimates for ultimate incurred losses and loss adjustment expenses attributable to insured events of prior years decreased by approximately $43,000,000 in 2008 and $94,000,000 in 2007 as a result of re-estimation of unpaid losses and loss adjustment expenses. These changes were generally the result of ongoing analysis of loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

9 REINSURANCE
As is customary in the insurance industry, American National reinsures portions of certain insurance policies written, thereby providing a greater diversification of risk and managing exposure on larger risks. The maximum amount that would be retained by one life insurance company (American National) would be $700,000 individual life, $250,000 individual accidental death, $100,000 group life and $125,000 credit life (total $1,175,000). If individual, group and credit were in force in all companies at the same time, the maximum risk on any one life could be $2,325,000.
For Property and Casualty, American National retains the first $1 million of loss per risk, reinsurance then covers the next $5 million of property and liability losses per risk. Additional excess property per risk coverage is purchased to cover risks up to $15 million, and excess casualty clash coverage is maintained to cover losses up to $50 million. Corporate catastrophe coverage is also in place for up to a $500 million event.
American National remains primarily liable with respect to any reinsurance ceded, and would bear the entire loss if the assuming companies were to be unable to meet their obligations under any reinsurance treaties.
To minimize its exposure to significant losses from reinsurer insolvencies, American National evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers. At December 31, 2008, amounts recoverable from reinsurers with a carrying value of $33,271,997 were associated with various auto dealer credit insurance program reinsurers domiciled in the Caribbean islands of Nevis or the Turks and Caicos Islands. American National holds collateral related to these reinsurers totaling $30,033,333. This collateral is in the form of custodial accounts controlled by the company, which can be drawn on for amounts that remain unpaid for more than 90 days. American National believes that the failure of any single reinsurer to meet its obligations would not have a significant effect on its financial position or results of operations.
American National had amounts receivable from reinsurers totaling $482,846,000 at December 31, 2008. None of the total amount receivable is the subject of litigation or is in dispute with the reinsurers involved. Management believes that any dispute that may arise would not have a material impact on American National’s consolidated financial position.
Premiums, premium-related reinsurance amounts and reinsurance recoveries for the years ended December 31 are summarized as follows (in thousands):

	2008	2007	2006
Direct premiums	$2,117,400	$2,134,669	$2,117,722
Reinsurance premiums assumed from other companies	215,189	176,357	198,116
Reinsurance premiums ceded to other companies	(444,094)	(302,650)	(329,108)

Net premiums	$1,888,495	$2,008,376	$1,986,730

Reinsurance recoveries	$301,397	$198,553	$591,731

Life insurance in force and related reinsurance amounts at December 31 are summarized as follows (in thousands):

	2008	2007	2006
Direct life insurance in force	$68,820,212	$67,604,695	$65,008,408
Reinsurance risks assumed from other companies	1,050,645	1,078,371	982,412

Total life insurance in force	69,870,857	68,683,066	65,990,820
Reinsurance risks ceded to other companies	$(31,241,255)	$(29,635,648)	$(26,557,877)

Net life insurance in force	$38,629,602	$39,047,418	$39,432,943

10 NOTES PAYABLE
At December 31, 2008, American National’s real estate holding companies were partners in affiliates that had notes payable to third-party lenders totaling $111,922,000. These notes have interest rates ranging from 5.15% to 8.07% and maturities from 2010 to 2014. Each of these notes are secured by the real estate owned through the respective affiliated entity, and American National’s liability for these notes are limited to the amount of its investment in the respective affiliate, which totaled $13,226,000 at December 31, 2008.
11 FEDERAL INCOME TAXES
The federal income tax provisions vary from the amounts computed when applying the statutory federal income tax rate. A reconciliation of the effective tax rate of the companies to the statutory federal income tax rate follows (in thousands, except percentages):

	2008		2007		2006
	Amount	Rate	Amount	Rate	Amount	Rate
Income tax on pre-tax income	$(105,021)	(35.0)%	$121,536	35.0%	$141,850	35.0%
Tax-exempt investment income	(8,791)	(2.9)	(6,360)	(1.8)	(5,187)	(1.3)
Dividend exclusion	(12,028)	(4.0)	(6,589)	(1.9)	(7,028)	(1.7)
Miscellaneous tax credits, net	(5,835)	(1.9)	(3,862)	(1.1)	(2,284)	(0.5)
Foreign operations	—	—	1,735	0.5	1,967	0.5
Other items, net	9,645	3.1	(597)	(0.2)	521	0.1

	$(122,030)	(40.7)%	$105,863	30.5%	$129,839	32.1%

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and December 31, 2007 are as follows (in thousands):

	2008	2007
Deferred Tax Assets
Marketable securities, principally due to net unrealized losses (gains)	$146,191	$(96,441)
Marketable securities, principally due to impairment losses	138,487	25,661
Investment in real estate and other invested assets, principally due to investment valuation allowances	1,279	9,614
Policyholder funds, principally due to policy reserve discount	187,277	190,778
Policyholder funds, principally due to unearned premium reserve	30,716	31,066
Non-qualified pension	27,630	25,693
Participating policyholders’ surplus	28,615	32,198
Pension	36,968	18,127
Commissions and other expenses	24,395	15,850
Other assets	8,518	3,306

Net deferred tax assets	$630,076	$255,852

Deferred Tax Liabilities
Investment in bonds, principally due to accrual of discount on bonds	$(18,221)	$(13,395)
Deferred policy acquisition costs, due to difference between GAAP and tax amortization methods	(410,970)	(332,328)
Property, plant and equipment, principally due to difference between GAAP and tax depreciation method	(5,377)	(6,233)

Net deferred tax liabilities	(434,568)	(351,956)

Total deferred tax	$195,508	$(96,104)

Management believes that a sufficient level of taxable income will be achieved to utilize the net deferred tax assets and therefore no material valuation allowance is necessary.
In accordance with FIN No. 48, “Accounting for Uncertainty in Income Taxes”, American National maintains a reserve for unrecognized tax benefits. The reserve is included with the “Other liabilities” in the Consolidated Statements of Financial Position. The change in the reserve during the year is as follows (in thousands):

2008
Unrecognized Tax Positions
Balance at beginning of year	$4,618
Tax positions related to prior years	—
Current year tax positions	—
Settlements during the year	(3,564)
Lapse in statute of limitations	—

Balance at end of year	$1,054

American National recognizes penalties and interest as appropriate related to uncertain tax positions, however no such provisions have been recognized on the unrecognized tax positions.
Within the next twelve months, the reserve for unrecognized tax benefits is expected to decrease by approximately $1,054,000 due to settlements, and will have no impact on the company’s effective tax rate. However, management believes that it is possible that certain tax benefits could be recognized within the next twelve months that would decrease the company’s effective tax rate. The amount of such tax benefits is undeterminable at this time but would be immaterial to the company’s financial position.
The statute of limitations for the examination of federal income tax returns by the Internal Revenue Service for years 2002 to 2007 has either been extended or has not expired. In the opinion of management, all prior year deficiencies have been paid or adequate provisions have been made for any tax deficiencies that may be upheld.
Federal income taxes totaling approximately $14,572,000, $101,333,000, and $126,494,000 were paid to the Internal Revenue Service in 2008, 2007 and 2006, respectively.

12 COMPONENTS OF COMPREHENSIVE INCOME (LOSS)
The items included in comprehensive income (loss), other than net income (loss), are unrealized gains and losses on available-for-sale securities (net of deferred acquisition costs), foreign exchange adjustments and pension liability adjustments. The details on the unrealized gains and losses included in comprehensive income (loss), and the related tax effects thereon, are as follows (in thousands):

	Before	Federal
	Federal	Income Tax	Net of Federal
	Income Tax	Expense	Income Tax
December 31, 2008
Unrealized losses	$(138,311)	$(48,409)	$(89,902)
Less: reclassification adjustment for net losses realized in net income	(372,194)	(130,268)	(241,926)

Net unrealized loss component of comprehensive income	$(510,505)	$(178,677)	$(331,828)

December 31, 2007
Unrealized losses	$(20,082)	$(7,029)	$(13,053)
Less: reclassification adjustment for net gains realized in net income	20,494	7,173	13,321

Net unrealized gain component of comprehensive income	$412	$144	$268

December 31, 2006
Unrealized losses	$(21,145)	$(7,401)	$(13,744)
Less: reclassification adjustment for net gains realized in net income	65,660	22,981	42,679

Net unrealized gain component of comprehensive income	$44,515	$15,580	$28,935

13 STOCKHOLDERS’ EQUITY AND MINORITY INTERESTS
Common Stock
American National has only one class of common stock with a par value of $1.00 per share and 50,000,000 authorized shares. The amounts outstanding at December 31, were as follows:

	2008	2007	2006
Common Stock
Shares issued	30,832,449	30,832,449	30,832,449
Treasury shares	4,013,616	4,099,617	4,105,617
Restricted shares	339,001	253,000	247,000

Unrestricted outstanding shares	26,479,832	26,479,832	26,479,832

Stock-Based Compensation
American National has one stock-based compensation plan. Under this plan, American National can grant Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Performance Rewards, Incentive Awards and any combination of these. The number of shares available for grants under the plan cannot exceed 2,900,000 shares, and no more than 200,000 shares may be granted to any one individual in any calendar year.
The plan provides for the award of Restricted Stock. Restricted Stock Awards entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition, and are subject to forfeiture under certain circumstances. Compensation expense is recognized over the vesting period. The restrictions on these awards lapse after 10 years, and feature a graded vesting schedule in the case of the retirement of an award holder. Six awards of restricted stock have been granted, with a total of 234,000 shares granted at an exercise price of zero. These awards result in compensation expense to American National over the vesting period. The amount of compensation expense recorded was $2,694,000 in 2008, $2,000,000 in 2007, and $1,948,000 in 2006.

The plan provides for the award of Stock Appreciation Rights (SAR). The SAR’s give the holder the right to compensation based on the difference between the price of a share of stock on the grant date and the price on the exercise date. The SARs vest at a rate of 20% per year for 5 years and expire 5 years after the vesting period. American National uses the average of the high and low price on the last trading day of the period to calculate the fair value and compensation expense for SARs. The fair value of the SARs was $16,000 and $1,874,000 at December 31, 2008 and 2007 respectively. Compensation expense or (income) was recorded totaling ($1,777,000), $1,376,000, and $560,000 for the years ended December 31, 2008, 2007, and 2006, respectively.
SAR and Restricted Stock (RS) information for 2008, 2007 and 2006 follows:

		SAR Weighted-		RS Weighted-
		Average Price		Average Price
	SAR Shares	per Share	RS Shares	per Share
Outstanding at December 31, 2005	157,375	$94.04	247,000	$4.51

Granted	2,500	119.25	—	—
Exercised	(22,713)	90.18	—	—
Canceled	(4,463)	97.81	—	—

Outstanding at December 31, 2006	132,699	$95.05	247,000	$4.51

Granted	4,500	130.52	6,000	—
Exercised	(34,795)	91.36	—	—
Canceled	(5,680)	98.20	—	—

Outstanding at December 31, 2007	96,724	$97.84	253,000	$4.40

Granted	96,917	115.92	86,001	—
Exercised	(4,109)	81.30	—	—
Canceled	—	—	—	—

Outstanding at December 31, 2008	189,532	$107.44	339,001	$3.28

The weighted-average contractual remaining life for the 189,532 SAR shares outstanding as of December 31, 2008, is 7.6 years. The weighted-average exercise price for these shares is $107.44 per share. Of the shares outstanding, 55,018 are exercisable at a weighted-average exercise price of $94.79 per share.
The weighted-average contractual remaining life for the 339,001 Restricted Stock shares outstanding as of December 31, 2008, is 5.6 years. The weighted-average exercise price for these shares is $3.28 per share. None of the shares outstanding was exercisable.
Earnings (Loss) Per Share
Basic earnings per share was calculated using a weighted average number of shares outstanding of 26,479,832. The Restricted Stock resulted in diluted earnings per share as follows for years 2007 and 2006. Due to the net losses incurred in 2008, diluted earnings per share are equal to basic earnings per share.

	2008	2007	2006
Unrestricted shares outstanding	26,479,832	26,479,832	26,479,832
Incremental shares from restricted stock	137,625	158,387	132,632

Total shares for diluted calculations	26,617,457	26,638,219	26,612,464
Diluted earnings (losses) per share	$(5.82)	$9.04	$10.27

Dividends
American National’s payment of dividends to stockholders is restricted by statutory regulations. Generally, the restrictions require life insurance companies to maintain minimum amounts of capital and surplus, and in the absence of special approval, limit the payment of dividends to statutory net gain from operations on an annual, non-cumulative basis. Additionally, insurance companies are not permitted to distribute the excess of stockholders’ equity, as determined on a GAAP basis over that determined on a statutory basis. At December 31, 2008 American National’s statutory capital and surplus was $1,804,712,000.
Generally, the same restrictions on amounts that can transfer in the form of dividends, loans, or advances to the parent company apply to American National’s insurance subsidiaries.
At December 31, 2008, approximately $1,297,226,000 of American National’s consolidated stockholders’ equity represents net assets of its insurance subsidiaries. Any transfer of these net assets to American National would be subject to statutory restrictions and approval.
Minority Interests
American National County Mutual Insurance Company (County Mutual) is a mutual insurance company that is owned by its policyholders. However, the company has a management agreement, which effectively gives complete control of County Mutual to American National. As a result, County Mutual is included in the consolidated financial statements. The interest that the policyholders of County Mutual have in the financial position of County Mutual is reflected as a minority interest totaling $6,750,000 at December 31, 2008 and 2007.
American National’s subsidiary, ANTAC, Inc., is a partner in various joint ventures. ANTAC exercises significant control or ownership of these joint ventures, resulting in their consolidation into the American National consolidated financial statements. As a result of the consolidation, the interest of the other partners of the joint ventures is shown as a minority interest. Minority interests were a net liability of $1,627,000 and a net asset of $2,211,000 in 2008 and 2007, respectively.
14 SEGMENT INFORMATION
American National and its subsidiaries are engaged principally in the insurance business. Management organizes the business into five operating segments:
•	The Life segment markets whole, term, universal and variable life insurance on a national basis primarily through employee and multiple line agents, direct marketing channels and independent third-party marketing organizations.

•	The Annuity segment develops, sells and supports fixed, equity-indexed, and variable annuity products. These products are primarily sold through independent agents and brokers, but are also sold through financial institutions and multiple line agents.

•	The Health segment’s primary lines of business are Medicare Supplement, medical expense, employer medical stop loss, true group, other supplemental health products and credit disability insurance. Health products are typically distributed through independent agents and Managing General Underwriters.

•	The Property and Casualty segment writes auto, homeowners, agribusiness and credit related property insurance. These products are primarily sold through multiple line agents and independent agents.

•	The Corporate and Other business segment consists of net investment income on the capital not allocated to the insurance lines and the operations of non-insurance lines of business. This segment also provides mutual fund products.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Many of the principal factors that drive the profitability of each operating segment are separate and distinct. All income and expense amounts specifically attributable to policy transactions are recorded directly to the appropriate operating segment. Income and expenses not specifically attributable to policy transactions are allocated to each segment as follows:
•	Net investment income from fixed income assets (bonds and mortgage loans) is allocated based on the funds generated by each line of business at the average yield available from these fixed income assets at the time such funds become available.

•	Net investment income from all other assets is allocated to the operating segments in accordance with the amount of equity invested in each segment, with the remainder going to Corporate and Other.

•	Expenses are allocated to the lines based upon various factors, including premium and commission ratios within the respective operating segments.

•	Realized gains or losses on investments are allocated to Corporate and Other.

•	Equity in earnings of unconsolidated affiliates are allocated to Corporate and Other.

•	Federal income taxes have been applied to the net earnings of each segment based on a fixed tax rate. Any difference between the amount allocated to the segments and the total federal income tax amount is allocated to Corporate and Other.
Segment operating income provides pertinent and advantageous information to investors, as it represents the basis on which American National’s business performance is internally assessed by its chief operating decision makers. During the third quarter of 2008, the chief operating decision makers redefined the segment reporting structure to better align it with their current processes for assessing business performance and allocating resources. In previous financial reporting periods, operating segments were aggregated based on marketing distribution channels. In accordance with the performance measurements used by the chief operating decision makers, the segment reporting has been reorganized into five operating segments according to the type of insurance products sold or services rendered. The segment reporting for prior periods has been restated to reflect the change in business segments.

The following tables summarizes American National’s key financial measures used by the chief operating decision makers, including operating results and allocation of assets as of and for the years ended December 31, 2008, 2007 and 2006 (in thousands):

				Property &	Corporate &
2008	Life	Annuity	Health	Casualty	Other	TOTAL
Premiums and other revenues:
Premiums	$299,338	$116,248	$290,883	$1,182,026	$—	$1,888,495
Other policy revenues	154,984	19,915	—	—	—	174,899
Net investment income	226,643	374,023	16,566	69,348	109,597	796,177
Other income	3,767	(5,718)	13,252	8,973	18,505	38,779

Total operating revenues	684,732	504,468	320,701	1,260,347	128,102	2,898,350

Realized gains (losses) on investments	—	—	—	—	(379,709)	(379,709)

Total revenues	684,732	504,468	320,701	1,260,347	(251,607)	2,518,641

Benefits, losses and expenses:
Policy benefits	296,078	142,867	223,055	939,854	—	1,601,854
Interest credited to policy account balances	62,221	237,612	—	—	—	299,833
Commissions for acquiring and servicing policies	126,813	79,213	43,219	226,100	—	475,345
Other operating costs and expenses	222,908	45,491	69,961	132,601	37,839	508,800
Decrease (increase) in deferred policy acquisition costs	(42,103)	(20,690)	5,023	(9,669)	—	(67,439)

Total benefits, losses and expenses	665,917	484,493	341,258	1,288,886	37,839	2,818,393

Income before other items and federal income taxes	18,815	19,975	(20,557)	(28,539)	(289,446)	(299,752)

Provision (benefit) for federal income taxes	(6,209)	(6,592)	6,784	9,418	118,629	122,030
Minority interest in income (loss) of consolidated subsidiaries	—	—	—	—	31	31
Equity in earnings of unconsolidated affiliates	—	—	—	—	4,965	4,965

Income (loss) from continuing operations	12,606	13,383	(13,773)	(19,121)	(165,821)	(172,726)

Income (loss) from discontinued operations, net of income tax	18,728	—	—	—	—	18,728

Net income (loss)	$31,334	$13,383	$(13,773)	$(19,121)	$(165,821)	$(153,998)

Selected data:
Total assets	$4,823,465	$8,265,270	$759,089	$2,248,514	$2,283,101	$18,379,439
Return on equity	4.36%	2.67%	(9.67%)	(3.95%)	(28.17%)	(13.99%)

				Property &	Corporate &
2007	Life	Annuity	Health	Casualty	Other	TOTAL
Premiums and other revenues:
Premiums	$315,893	$222,748	$283,765	$1,177,217	$—	$1,999,623
Other policy revenues	130,744	24,486	—	—	—	155,230
Net investment income	229,092	364,607	16,710	75,041	127,519	812,969
Other income	3,967	345	13,048	8,623	21,241	47,224

Total operating revenues	679,696	612,186	313,523	1,260,881	148,760	3,015,046

Realized gains (losses) on investments	—	—	—	—	41,027	41,027

Total revenues	679,696	612,186	313,523	1,260,881	189,787	3,056,073

Benefits, losses and expenses:
Policy benefits	273,750	249,878	209,840	818,230	—	1,551,698
Interest credited to policy account balances	63,289	232,605	—	—	—	295,894
Commissions for acquiring and servicing policies	141,517	58,635	39,342	217,043	—	456,537
Other operating costs and expenses	200,361	35,030	57,975	110,705	61,069	465,140
Decrease (increase) in deferred policy acquisition costs	(57,666)	(911)	5,774	(7,639)	—	(60,442)

Total benefits, losses and expenses	621,251	575,237	312,931	1,138,339	61,069	2,708,827

Income before other items and federal income taxes	58,445	36,949	592	122,542	128,718	347,246

Provision (benefit) for federal income taxes	(19,287)	(12,193)	(195)	(40,439)	(33,749)	(105,863)
Minority interest in income (loss) of consolidated subsidiaries	—	—	—	—	482	482
Equity in earnings of unconsolidated affiliates	—	—	—	—	3,866	3,866

Income (loss) from continuing operations	39,158	24,756	397	82,103	99,317	245,731

Income (loss) from discontinued operations, net of income tax	(4,958)	—	—	—	—	(4,958)

Net income (loss)	$34,200	$24,756	$397	$82,103	$99,317	$240,773

Selected data:
Total assets	$4,836,221	$7,464,512	$752,863	$2,036,372	$3,370,920	$18,460,888
Return on equity	6.44%	5.29%	0.28%	16.40%	5.81%	6.85%

				Property &	Corporate &
2006	Life	Annuity	Health	Casualty	Other	TOTAL
Premiums and other revenues:
Premiums	$327,594	$112,455	$303,285	$1,234,300	$—	$1,977,634
Other policy revenues	115,082	24,523	—	—	—	139,605
Net investment income	231,414	353,157	18,964	72,759	159,723	836,017
Other income	4,577	(595)	17,204	7,524	22,397	51,107

Total operating revenues	678,667	489,540	339,453	1,314,583	182,120	3,004,363

Realized gains (losses) on investments	—	—	—	—	100,256	100,256

Total revenues	678,667	489,540	339,453	1,314,583	282,376	3,104,619

Benefits, losses and expenses:
Policy benefits	280,203	135,384	216,775	881,806	—	1,514,168
Interest credited to policy account balances	66,910	230,641	—	—	—	297,551
Commissions for acquiring and servicing policies	96,612	53,966	42,097	230,616	—	423,291
Other operating costs and expenses	185,752	33,139	61,699	109,940	65,407	455,937
Decrease (increase) in deferred policy acquisition costs	4,233	3,475	6,131	(5,454)	—	8,385

Total benefits, losses and expenses	633,710	456,605	326,702	1,216,908	65,407	2,699,332

Income before other items and federal income taxes	44,957	32,935	12,751	97,675	216,969	405,287

Provision (benefit) for federal income taxes	(14,835)	(10,869)	(4,208)	(32,234)	(67,694)	(129,839)
Minority interest in income (loss)of consolidated subsidiaries	—	—	—	—	(1,300)	(1,300)
Equity in earnings of unconsolidated affiliates	—	—	—	—	4,693	4,693

Income (loss) from continuing operations	30,122	22,066	8,543	65,441	152,669	278,841

Income (loss) from discontinued operations, net of income tax	(5,610)	—	—	—	—	(5,610)

Net income (loss)	$24,512	$22,066	$8,543	$65,441	$152,669	$273,231

Selected data:
Total assets	$4,736,711	$7,210,400	$791,052	$2,064,943	$3,129,065	$17,932,171
Return on equity	5.10%	4.95%	5.08%	13.21%	9.92%	8.17%

15 RETIREMENT BENEFITS
Pension Benefits
American National and its subsidiaries have one active, tax-qualified, defined-benefit pension plan and one inactive plan. The active plan has three separate programs. One of the programs is contributory and covers Career Sales & Service Division agents and managers. The other two programs are noncontributory, with one covering salaried and management employees and the other covering home office clerical employees subject to a collective bargaining agreement. The program covering salaried and management employees provides pension benefits that are based on years of service and the employee’s compensation during the five years before retirement. The programs covering hourly employees and agents generally provide benefits that are based on the employee’s career average earnings and years of service.
The inactive tax-qualified defined-benefit pension plan covers employees of the Farm Family companies hired prior to January 1, 1997. Effective January 1, 1997, benefits through this plan were frozen, and no new participants have been added.
American National also sponsors for key executives three non-tax-qualified pension plans that restore benefits that would otherwise be curtailed by statutory limits on qualified plan benefits.
As discussed in Note 2, effective December 31, 2006, American National adopted the recognition and disclosure provisions of FAS 158. Statement 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability on its consolidated statement of financial position. Effective with the financial statements for 2008, Statement 158 also requires companies to use a measurement date for their defined benefit plans that is the same as their fiscal year end. As a result of this requirement, American National changed its measurement date from September 30 to December 31, using the alternative method specified in Statement 158, for the one qualified plan that was not already using a December 31 date. The effect of the change was an additional periodic benefit cost of $1,770,000 (net of tax) which was charged directly to retained earnings.
Combined activity in the defined benefit pension plans was as follows (in thousands):

	2008	2007	2006
Reconciliation of benefit obligation:
Obligation at beginning of year	$302,657	$283,344	$277,877
Service cost benefits earned during period	12,319	9,326	9,633
Interest cost on projected benefit obligation	22,077	16,483	15,474
Participant contributions	746	730	751
Actuarial gain (loss)	6,015	8,461	(6,247)
Benefits paid	(15,031)	(15,687)	(14,144)

Obligation at end of year	$328,783	$302,657	$283,344

Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year	$183,018	$167,478	$158,141
Actual return on plan assets	(38,552)	15,979	9,231
Employer contributions	19,689	14,580	13,499
Participant contributions	746	731	751
Benefits paid	(15,027)	(15,750)	(14,144)

Fair value of plan assets at end of year	149,874	$183,018	$167,478

Funded status at end of year	$(178,909)	$(119,639)	$(115,866)

Amounts recognized in the consolidated statement of financial position consist of (in thousands):

	2008	2007
Assets	$—	$—
Liabilities	(178,909)	(119,639)

	$(178,909)	$(119,639)

The components of the combined net periodic benefit cost for the defined benefit pension plans were as follows (in thousands):

	2008	2007	2006
Service cost	$9,974	$9,366	$9,664
Interest cost	19,003	16,483	15,474
Expected return on plan assets	(13,571)	(12,375)	(11,808)
Amortization of prior service cost	3,469	3,666	4,613
Amortization of transition obligation	—	117	47
Amortization of net gain / (loss)	4,412	6,197	4,784

Net periodic benefit cost	$23,287	$23,454	$22,774

Amounts related to the defined benefit pension plans recognized as a component of other comprehensive income (loss) were as follows (in thousands):

	2008	2007	2006
Prior service cost	$3,469	$3,711	$(12,973)
Net actuarial loss	(57,385)	2,215	26,045
Deferred tax benefit (expense)	18,871	(2,074)	(4,575)

Other comprehensive income (loss), net of tax	$(35,045)	$3,852	$8,497

Amounts recognized as a component of accumulated other comprehensive income (loss) as of year end that have not been recognized as a component of the combined net periodic benefit cost of the defined benefit pension plans are presented in the following table (in thousands). The estimated net loss and prior service cost for the plan that will be amortized from accumulated other comprehensive income into the net periodic benefit cost over the next fiscal year are $11,700,000 and $3,500,000 respectively.

	2008	2007
Prior service cost	$(5,793)	$(9,262)
Net actuarial loss	(100,759)	(43,374)
Deferred tax benefit	37,293	18,423

Amounts included in accumulated other comprehensive income (loss)	$(69,259)	$(34,213)

The assumptions used in the measurement of the company’s benefit obligation are shown in the following table (in thousands):

	Pension Benefits
	Used for Net	Used for Benefit
	Benefit Cost in Fiscal Year	Obligations
	1/1/2008 to 12/31/2008	as of 12/31/2008
Discount rate	6.10%	6.17%
Rate of compensation increase	4.20%	4.20%
Long-term rate of return	7.65%	7.65%
American National’s funding policy for the pension plans is to make annual contributions in accordance with the minimum funding standards of the Employee Retirement Income Security Act of 1974. The unfunded plans will be funded out of general corporate assets when necessary. American National contributed $19,700,000 and $14,600,000 to the qualified retirement plan in 2008 and 2007, respectively.
American National and its affiliates expect to contribute $10,400,000 to its qualified pension plan in fiscal year 2009.
The following table shows benefit payments, which reflect expected future service as appropriate, that are expected to be paid (in thousands):

Year	Pension Benefits
2009	$17,983
2010	20,997
2011	25,024
2012	24,787
2013	28,593
2014 - 2018	164,030
The pension plan asset allocations at December 31, 2008 and December 31, 2007 by asset category are as follows:

	Plan Assets at December 31,
	2008	2007
Asset category
Equity securities	33.8%	36.5%
Debt securities	47.6%	48.0%
Other	18.6%	15.5%

Total	100.0%	100.0%

The investment policy for the qualified retirement plan assets is designed to provide the highest return possible commensurate with sound and prudent underwriting practices. The investment diversification goals are to have investments in cash from zero to 15%, debt securities from 40% to 80% and equity securities from 20% to 60% of the total invested plan assets. The amount invested in any particular investment is limited based on credit quality, and no single investment is allowed to be more than 5% of the total invested assets.
The overall expected long-term rate of return on assets assumption is based upon a building-block method, whereby the expected rate of return on each asset class is broken down into three components: (1) inflation, (2) the real risk-

free rate of return (i.e., the long-term estimate of future returns on default-free U.S. government securities), and (3) the risk premium for each asset class (i.e., the expected return in excess of the risk-free rate). All three components are based primarily on historical data.
While the precise expected return derived using the above approach will fluctuate somewhat from year to year, American National’s policy is to hold this long-term assumption constant as long as it remains within a reasonable tolerance from the derived rate.
Postretirement Life and Health Benefits
American National and its subsidiaries provide certain health and/or dental benefits to retirees. Participation in these plans is limited to current retirees and their dependents who met certain age and length of service requirements. No new participants will be added to these plans in the future.
The primary retiree health benefit plan provides major medical benefits for participants under the age of 65 and Medicare supplemental benefits for those over 65. Prescription drug benefits are provided to both age groups. The plan is contributory, with the company’s contribution limited to $80 per month for retirees and spouses under the age of 65 and $40 per month for retirees and spouses over the age of 65. All additional contributions necessary, over the amount to be contributed by American National, are to be contributed by the retirees.
The accrued postretirement benefit obligation, included in the liability for retirement benefits, was $5,200,000 and $6,000,000 at December 31, 2008 and 2007, respectively. These amounts were approximately equal to the unfunded accumulated postretirement benefit obligation. Since American National’s contributions to the cost of the retiree benefit plans are fixed, the health care cost trend rate will have no effect on the future expense or the accumulated postretirement benefit obligation.
Under American National and its subsidiaries’ various group benefit plans for active employees, life insurance benefits are provided upon retirement for eligible participants who meet certain age and length of service requirements.
Savings Plans
In addition to the defined benefit pension plans, American National sponsors one defined contribution plan for all employees excluding those of the Farm Family companies, and an incentive savings plan for employees of the Farm Family companies. The defined contribution plan (401(k) plan) allows employees to contribute up to the maximum allowable amount as determined by the Internal Revenue Service. American National does not contribute to the defined contribution plan. Company contributions are made under the incentive savings plan for the Farm Family companies, with a discretionary portion based on the profits earned by the Farm Family companies. The expense associated with this plan was $2,800,000 for 2008, $2,700,000 for 2007 and $2,800,000 for 2006.
16 COMMITMENTS AND CONTINGENCIES
Commitments
American National and its subsidiaries lease insurance sales office space in various cities. The remaining long-term lease commitments at December 31, 2008, were approximately $3,844,000.
In the ordinary course of their operations, the companies also had commitments outstanding at December 31, 2008, to purchase, expand or improve real estate, to fund mortgage loans, and to purchase other invested assets aggregating $203,710,000, of which $182,463,000 is expected to be funded in 2009. The remaining balance of $21,247,000 will be funded in 2010 and beyond. As of December 31, 2008, all of the mortgage loan commitments have interest rates that are fixed.

Guarantees
In the normal course of business, American National has guaranteed bank loans for customers of a third-party marketing operation. The bank loans are used to fund premium payments on life insurance policies issued by American National. The loans are secured by the cash values of the life insurance policies. If the customer were to default on the bank loan, American National would be obligated to pay off the loan. However, since the cash value of the life insurance policies always equals or exceeds the balance of the loans, management does not foresee any loss on the guarantees. The total amount of the guarantees outstanding as of December 31, 2008, was approximately $206,513,000, while the total cash values of the related life insurance policies was approximately $212,028,000.
Litigation
American National is the defendant in a class action lawsuit which contends that American National allegedly failed to refund credit life and disability insurance premiums to persons who paid the underlying indebtedness prior to the insured loan’s maturity. A settlement class has been certified. Additionally, American National has reached a settlement with the State of Texas in a similar action regarding this situation. American National has reserved $27 million for settlement of these cases, including payment of attorneys’ fees, and believes that any additional amounts that may be necessary will not be material to the consolidated financial statements.
American National is a defendant in a lawsuit related to the defection of another company’s insurance agents. The jury reached a verdict adverse to American National, and the court reduced the amount of such verdict to approximately $7.6 million. Post-trial motions are being filed, with appeal to be taken thereafter. American National has accrued an appropriate amount for resolution of this case, including attorneys’ fees, and believes that any additional amounts that may be necessary will not be material to the consolidated financial statements.
American National is a defendant in a lawsuit which proposes to certify one or more classes of persons who contend that American National allegedly violated various provisions of the California Labor Code, engaged in unfair business practices, fraud and deceit, conversion, and negligent misrepresentation with respect to certain of its sales agents. The plaintiff has posited that she may seek a nationwide class for alleged violations of the Federal Fair Labor Standards Act at some point in the future. Currently, the plaintiff seeks statutory penalties, restitution, interest, penalties, attorneys’ fees, punitive damages and injunctive relief in an unspecified amount. American National believes that it has meritorious defenses; however, no determination can be made as to the probability of any recovery against American National.
American National and subsidiaries are also defendants in various other lawsuits concerning alleged failure to honor certain loan commitments, alleged breach of certain agency and real estate contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and other litigation arising in the ordinary course of operations. Certain of these lawsuits include claims for compensatory and punitive damages. After reviewing these matters with legal counsel, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on the companies’ consolidated financial position or results of operations. However, these lawsuits are in various stages of development, and future facts and circumstances could result in management’s changing its conclusions.
Based on information currently available, management also believes that amounts ultimately paid, if any, arising from these cases would not have a material effect on the company’s consolidated results of operations and financial position. However, it should be noted that the frequency of large damage awards, which bear little or no relation to the economic damages incurred by plaintiffs in some jurisdictions, continue to create the potential for an unpredictable judgment in any given lawsuit. It is possible that, if the defenses in these lawsuits are not successful, and the judgments are greater than management can anticipate, the resulting liability could have a material impact on the consolidated financial results.

17 DISCONTINUED OPERATIONS
On December 4, 2008, our life insurance business in Mexico, American National de Mexico, Compania de Seguros de Vida, S.A. de C.V., along with non-insurance affiliates Servicios de Administracion American National S.A. de C.V. and American National Promotora de Ventas S.A. de C.V. were sold to a third party for approximately $2,400,000. Accordingly, the business is accounted for as a discontinued operation within the life operating segment, and its results of operations, financial position and cash flows are separately reported for all periods presented.
Assets sold at the closing date included $8,400,000 of invested assets, $700,000 of deferred policy acquisition costs, and $500,000 of other assets. The liabilities sold at the closing date included $5,900,000 of reserves, $400,000 of policy account balances, and $500,000 of other liabilities.
The Mexico operation reported a $3,330,000 in pretax losses for 2008. The sale resulted in a loss on sale of discontinued operations of $1,890,000 before taxes. As part of the sale, a $22,059,000 income tax benefit was reported in 2008 because the tax basis of the investment in American National de Mexico exceeded the financial statement carrying value.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
Not Applicable.
ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

Page
Number
(a)(1) Financial Statements (See Item 13: Financial Statements and Supplementary Data)	129

(a)(2) Supplementary Data and Financial Statement Schedules

[Schedules are attached hereto at the following pages:
All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.
(b) Exhibits

Exhibit
Number:	Basic Documents:

3.1	Articles of Incorporation

3.2	Bylaws

4.1	Specimen copy of Stock Certificate.

10.1	Administrative Services Agreement dated October 17, 2007 by and between American National Insurance Company and Transaction Applications Group, Inc.

10.2	American National Insurance Company 1999 Stock and Incentive Plan (the “Stock and Incentive Plan”)

10.3	Form of Restricted Stock Agreement for Directors under the Stock and Incentive Plan

10.4	Form of Restricted Stock Agreement for Employees under the Stock and Incentive Plan

10.5	Form of Stock Appreciation Rights Agreement under the Stock and Incentive Plan

10.6	American National Insurance Company Nonqualified Retirement Plan for Certain Salaried Employees

10.7	American National Insurance Company Nonqualified Retirement Plan

11	Statement re: Computation of Per Share Earnings — See Note 13 to the Consolidated Financial Statements

21	Subsidiaries

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

American National Insurance Company
Date: April 6, 2009	By:	/s/ G. Richard Ferdinandtsen
President and Chief Operating Officer

INDEPENDENT AUDITORS’ REPORT
To the Stockholders and Board of Directors
American National Insurance Company:
Under date of March 30, 2009, we reported on the consolidated balance sheets of American National Insurance Company and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules I through V in the Form 10 registration statement. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.
In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
KPMG LLP
Houston, Texas
April 9, 2009

American National Insurance Company and Subsidiaries
SCHEDULE I — SUMMARY OF INVESTMENTS — OTHER THAN INVESTMENTS IN RELATED PARTIES
(IN THOUSANDS)
December 31, 2008

Column A	Column B	Column C	Column D
			Amount at Which
		Market	Shown in the
Type of Investment	Cost (a)	Value	Balance Sheet

Fixed Maturities:
Bonds Held-to-Maturity:
United States Government and government agencies and authorities	$166,010	$168,299	$166,010
States, municipalities and political subdivisions	157,907	160,958	157,907
Foreign governments	4,338	5,956	4,338
Public utilities	380,766	356,107	380,766
All other corporate bonds	5,972,816	5,457,382	5,972,816
Bonds Available-for-Sale:
United States Government and government agencies and authorities	8,027	9,090	9,090
States, municipalities and political subdivisions	584,268	572,235	572,235
Foreign governments	916	829	829
Public utilities	206,499	203,930	203,930
All other corporate bonds	3,459,850	3,034,753	3,034,753
Redeemable preferred stock	60,718	48,822	48,822

Total fixed maturities	$11,002,115	$10,018,361	$10,551,496

Equity Securities:
Common stocks:
Public utilities	$34,640	$35,284	$35,284
Banks, trust and insurance companies	127,482	132,251	132,251
Industrial, miscellaneous and all other	571,954	600,883	600,883
Investments in Mutual Funds	86,832	85,112	85,112

Total equity securities	$820,908	$853,530	$853,530

Mortgage loans on real estate	$1,877,053		$1,877,053
Investment real estate	516,224		516,224
Real estate acquired in satisfaction of debt	12,681		12,681
Policy loans	354,398		354,398
Other long-term investments	78,994	$6,157	85,151
Short-term investments	295,170		295,170

Total investments	$14,957,543	$10,878,048	$14,545,703

(a)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and valuation write-downs and adjusted for amortization of premiums or accrual of discounts.

American National Insurance Company
(Parent Company Only)
SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(IN THOUSANDS)
CONDENSED STATEMENT OF INCOME

For the year ended December 31,	2008	2007	2006

REVENUES
Premium and Policy Revenue	$691,885	$790,666	$675,251
Net Investment Income	643,855	641,951	638,870
Net Realized Investment gains (losses)	(143,239)	1,476	10,889
Other Revenues	6,576	11,840	15,097

Total Revenues	$1,199,077	$1,445,933	$1,340,107

EXPENSES
Benefits	$471,590	$556,543	$457,456
Operating Costs & Other Expenses	771,899	704,339	703,967

Total Expenses	$1,243,489	$1,260,882	$1,161,423

Income/(loss) from continuing operations before federal income tax, and equity in earnings of unconsilidated affiliates	$(44,412)	$185,051	$178,684

Income tax expense/(benefit)	$(30,820)	$68,612	$67,689
Equity in net income/(loss) of subsidiaries	(159,134)	129,292	167,846

Income/(loss) from continuing operations	$(172,726)	$245,731	$278,841

Income/(loss) from discontinued operations	$18,728	$(4,958)	$(5,610)

Net income/(loss)	$(153,998)	$240,773	$273,231

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes therein

American National Insurance Company
(Parent Company Only)
SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(IN THOUSANDS)
CONDENSED STATEMENT OF FINANCIAL POSITION

For the year ended December 31,	2008	2007	2006

ASSETS
Fixed Maturities	$7,449,385	$7,419,242	$7,266,062
Equity Securities	71,925	108,319	104,382
Mortgage Loans on Real Estate	1,915,801	1,578,164	1,421,890
Other Invested Assets	1,681,122	1,963,657	1,928,318
Investment in subsidiaries	1,470,589	1,752,785	1,644,853
Deferred Policy Acquisition Costs	1,175,427	959,572	898,602
Other Assets	1,266,726	1,515,479	1,452,778

Total assets	$15,030,975	$15,297,218	$14,716,885

LIABILITIES
Policyowner Funds	$2,577,472	$2,523,718	$2,361,716
Policy Account Balances	7,690,775	7,039,341	6,913,377
Separate Account Liabilities	561,021	781,160	649,571
Other Liabilities	1,067,851	1,216,215	1,216,598

Total Liabilities	$11,897,119	$11,560,434	$11,141,262

SHAREHOLDERS EQUITY
Capital Stock	$30,832	$30,832	$30,832
Additional Paid-In Capital	7,552	6,080	4,160
Other Accumulated Comprehensive Income	(253,409)	145,972	141,869
Retained Earnings	3,447,207	3,653,365	3,498,306
Less: Treasury Stock at Cost	(98,326)	(99,465)	(99,544)

Total Stockholders’ Equity	$3,133,856	$3,736,784	$3,575,623

Total Liabilities and Stockholders’ Equity	$15,030,975	$15,297,218	$14,716,885

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes therein

American National Insurance Company
(Parent Company Only)
SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(IN THOUSANDS)
CONDENSED STATEMENT OF CASH FLOWS

For the year ended December 31,	2008	2007	2006

OPERATING ACTIVITIES
Net income (loss)	$(153,998)	240,773	273,231
Adjustments to reconcile net income to net cash provided by operating activities:

Realized loss (gain) on investments	143,239	(1,476)	(10,889)
Amortization of discounts and premiums on bonds	10,345	11,153	11,312
Capitalized interest on policy loans and mortgage loans	5,896	190	7,231
Depreciation	16,885	18,176	22,286
Interest credited to policy account balances	272,700	267,228	269,135
Charges to policy account balances	(165,354)	(145,386)	(130,312)
Deferred federal income tax (benefit) expense	(87,389)	25,539	10,584
Deferral of policy acquisition costs	(437,287)	(270,904)	(218,020)
Amortization of deferred policy acquisition costs	221,432	209,934	208,852
Equity in earnings of unconsolidated affiliates	210,114	(164,100)	(223,350)
Changes in:
Policyholder fund liabilities	49,821	121,284	8,920
Reinsurance ceded receivable	(26,654)	6,270	20,294
Premiums due and other receivables	20,454	(21,522)	65,602
Accrued investment income	(878)	(6,969)	8,590
Current federal income tax (asset) liability	(94,955)	1,340	13,075
Liability for retirement benefits	52,263	900	24,267
Prepaid Reinsurance Premiums	6,682	6,203	12,793
Other, net	(21,103)	67,015	(24,768)

Net cash provided by (used in) operating activities	22,213	365,648	348,833

INVESTING ACTIVITIES
Proceeds from sales of:
Bonds	14,654	283,085	126,611
Stocks	55,084	4,934	246
Real estate	—	31,810	56,120
Mortgage loans	—	—	—
Other invested assets	188,493	80,213	221,545
Proceeds from maturity of:
Bonds	624,288	453,765	528,293
Principal payments received on:	—	—	—
Mortgage loans	145,214	234,165	158,028
Policy loans	9,203	9,217	6,101
Purchases of :
Bonds	(1,118,416)	(908,103)	(256,884)
Stocks	(47,002)	(13,736)	(5,349)
Real estate	(15,657)	(22,686)	(10,758)
Mortgage loans	(478,429)	(368,223)	(310,778)
Policy loans	(18,165)	(16,363)	(14,432)
Other invested assets	(216,468)	(118,365)	(119,645)
Decrease (increase) in short term investments, net	294,048	(17,032)	(531,157)
Decrease (increase) in investment in unconsolidated affiliates	72,082	56,168	24,531
Increase (decrease) in property & equipment, net	(10,462)	(3,000)	(4,669)

Net cash provided by (used in) investing activities	(501,533)	(314,151)	(132,197)

American National Insurance Company
(Parent Company Only)
SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(IN THOUSANDS)
CONDENSED STATEMENT OF CASH FLOWS

For the year ended December 31,	2008	2007	2006

FINANCING ACTIVITIES
Policyholders’ deposits to policy account balances	1,931,709	1,164,863	1,028,328
Policyholders’ withdrawals from policy account balances	(1,385,625)	(1,163,120)	(1,123,691)
Dividends to stockholders	(82,651)	(81,531)	(80,448)

Net cash provided by (used in) financing activities	463,433	(79,788)	(175,811)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,887)	(28,291)	40,825
Cash:
Beginning of the year	7,908	36,199	(4,626)
End of the year	(7,979)	7,908	36,199
The condensed financial statements should be read in conjunction with the consolidated financial statements and notes therein

American National Insurance Company and Subsidiaries
SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION
(IN THOUSANDS)

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I	Column J	Column K
		Future Policy					Benefits,	Amortization
	Deferred	Benefits,		Other Policy			Claims, Losses	of Deferred
	Policy	Losses, Claims		Claims and		Net	and	Policy	Other
	Acquisition	and Loss	Unearned	Benefits	Premium	Investment	Settlement	Acquisition	Operating	Premiums
Segment	Cost	Expenses	Premiums	Payable	Revenue	Income (a)	Expenses	Costs	Expenses (b)	Written

2008
Corporate & Other	$—	$—	$—	$—	$—	$109,597	$—	$—	$37,839	$—
Life	712,234	3,763,207	111,846	220,691	299,338	226,643	251,992	86,956	220,662	—
Annuities	557,061	7,631,985	13	52,126	116,248	374,023	157,102	75,826	28,188	—
Health	74,887	97,020	93,956	439,621	290,883	16,566	220,848	27,785	90,418	—
Property & Casualty	138,482	—	816,249	776,562	1,182,026	69,348	939,854	233,336	115,696	1,184,686

Total	$1,482,664	$11,492,212	$1,022,064	$1,489,000	$1,888,495	$796,177	$1,569,796	$423,903	$492,803	$1,184,686

2007
Corporate & Other	$—	$—	$—	$—	$—	$127,519	$—	$198	$60,871	$—
Life	641,780	3,762,745	122,052	233,691	315,893	229,092	239,598	1,040,208	(755,996)	—
Annuities	400,678	6,913,285	13	51,332	222,748	364,607	150,318	70,740	22,014	—
Health	80,012	94,072	104,005	422,948	283,765	16,710	212,692	24,508	78,583	—
Property & Casualty	128,815	—	698,860	852,455	1,177,217	75,041	818,230	224,499	95,610	1,191,113

Total	1,251,285	$10,770,102	$924,930	$1,560,426	$1,999,623	$812,969	$1,420,838	$1,360,153	$(498,918)	$1,191,113

2006
Corporate & Other	$—	$—	$—	$—	$—	$159,723	$—	$180	$65,227	$—
Life	580,616	3,686,851	129,536	248,649	327,594	231,414	248,428	89,907	196,690	—
Annuities	399,316	6,691,696	23	51,440	112,455	353,157	130,830	68,642	21,938	—
Health	86,771	98,034	110,460	445,011	303,285	18,964	227,329	22,929	86,998	—
Property & Casualty	121,176	—	701,680	863,717	1,234,300	72,759	881,806	237,865	97,237	1,284,456

Total	$1,187,879	$10,476,581	$941,699	$1,608,817	$1,977,634	$836,017	$1,488,393	$419,523	$468,090	$1,284,456

(a)
Net investment income from fixed income assets (bonds and mortgage loans on real estate) is allocated to insurance lines based on the funds generated by each line at the average yield available from these fixed income assets at the time such funds become available. Net investment income from policy loans is allocated to the insurance lines according to the amount of loans made by each line. Net investment income from all other assets is allocated to the insurance lines as necessary to support the equity assigned to that line with the remainder allocated to capital & surplus.

(b)
Identifiable commissions and expenses are charged directly to the appropriate line of business. The remaining expenses are allocated to the lines based upon various factors including premium and commission ratios within the respective lines.

American National Insurance Company and Subsidiaries
SCHEDULE IV — REINSURANCE
(IN THOUSANDS)

Column A	Column B	Column C	Column D	Column E	Column F
					Percentage
		Ceded to	Assumed		of Amount
	Gross	Other	from Other	Net	Assumed
	Amount	Companies	Companies	Amount	to Net

2008
Life insurance in force	$68,820,212	$31,241,255	$1,050,645	$38,629,602	2.7%

Premiums:
Life insurance	492,068	84,942	8,460	415,586	2.0%
Accident and health insurance	278,907	134,904	146,880	290,883	50.5%
Property and liability insurance	1,346,425	224,248	59,849	1,182,026	5.1%

Total premiums	$2,117,400	$444,094	$215,189	$1,888,495	11.4%

2007
Life insurance in force	$67,604,695	$29,635,648	$1,078,371	$39,047,418	2.8%

Premiums:
Life insurance	609,643	72,604	10,355	547,394	1.9%
Accident and health insurance	255,948	126,417	154,234	283,765	54.4%
Property and liability insurance	1,269,078	103,629	11,768	1,177,217	1.0%

Total premiums	$2,134,669	$302,650	$176,357	$2,008,376	8.8%

2006
Life insurance in force	$65,008,408	$26,557,877	$982,412	$39,432,943	2.5%

Premiums:
Life insurance	504,225	65,726	10,646	449,145	2.4%
Accident and health insurance	312,694	178,195	168,786	303,285	55.7%
Property and liability insurance	1,300,803	85,187	18,684	1,234,300	1.5%

Total premiums	$2,117,722	$329,108	$198,116	$1,986,730	10.0%

American National Insurance Company and Subsidiaries
SCHEDULE V — VALUATION AND QUALIFYING ACCOUNTS
(IN THOUSANDS)

Column A	Column B	Column C	Column D		Column E
			Deductions - Describe
	Balance at	Additions	Amounts		Balance at
	Beginning of	Charged to	Written off Due	Amounts	End of
Description	Period	Expense	to Disposal (a)	Commuted (b)	Period

2008
Investment valuation allowances:
Mortgage loans on real estate	$15,610	$—	$—	$(3,886)	$19,496
Investment real estate	11,194	—	—	—	11,194

Total	$26,804	$—	$—	$(3,886)	$30,690

2007
Investment valuation allowances:
Mortgage loans on real estate	$13,835	$—	$—	$(1,775)	$15,610
Investment real estate	11,194	—	—	—	11,194

Total	$25,029	$—	$—	$(1,775)	$26,804

2006
Investment valuation allowances:
Mortgage loans on real estate	$14,444	$—	$—	$581	$13,863
Investment real estate	17,870	(7,049)	—	(373)	11,194

Total	$32,314	$(7,049)	$—	$208	$25,057

(a)	Amounts written off due to disposal represent reductions or (additions) in the balance due to sales, transfers or other disposals of the asset with which the allowance is associated.

(b)	Amounts commuted represent reductions in the allowance balance due to changes in requirements or investment conditions.

EXHIBIT INDEX

Exhibit
Number:	Basic Documents:

3.1	Articles of Incorporation

3.2	Bylaws

4.1	Specimen copy of Stock Certificate.

10.1	Administrative Services Agreement dated October 17, 2007 by and between American National Insurance Company and Transaction Applications Group, Inc.

10.2	American National Insurance Company 1999 Stock and Incentive Plan (the “Stock and Incentive Plan”)

10.3	Form of Restricted Stock Agreement for Directors under the Stock and Incentive Plan

10.4	Form of Restricted Stock Agreement for Employees under the Stock and Incentive Plan

10.5	Form of Stock Appreciation Rights Agreement under the Stock and Incentive Plan

10.6	American National Insurance Company Nonqualified Retirement Plan for Certain Salaried Employees

10.7	American National Insurance Company Nonqualified Retirement Plan

11	Statement re: Computation of Per Share Earnings — See Note 13 to the Consolidated Financial Statements

21	Subsidiaries

23	Consent of Independent Registered Public Accounting Firm